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UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December, 2002
Commission File Number: 000-49946

ALAMOS MINERALS LTD
(Name of Registrant)

1400-400 Burrard Street, Vancouver, British Columbia CANADA V6C 3G2
(Address of principal executive offices)

1. December 9, 2002, Alternative monthly report
2. December 20, 2002, Press release
3. December 31, 2002, Notice of Meeting
4. December 31, 2002, Form of Proxy
5. December 31, 2002, Information Circular
6. December 31, 2002, Consent Letter of Expert
7. December 31, 2002, Consent Letter of Expert
8. December 31, 2002, Consent Letter of Expert
9. December 31, 2002, Certificate re: Dissemination to Shareholders
10. December 31, 2002, Certificate re: Dissemination to Shareholders

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..XXX....... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SEC 1815 (11-2002)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

1

REPORT UNDER PART 4
Of
NATIONAL INSTRUMENT 62-103

1. **Name and address of eligible institutional investor:**

    Sprott Asset Management Inc. (the "Offeror")
    200 Bay Street, Suite 3450
    Royal Bank Plaza, South Tower
    Toronto, Ontario
    M5J 2J2

2. **The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:**

As at November 30, 2002 the Offeror reduced its common shares ("Common Shares") and warrants (the "Warrants") of Alamos Minerals Ltd. (the "Issuer") resulting in a net decrease of 325,000 Common Shares. Also, an increase in the aggregate number of currently issued and outstanding shares has resulted in a net decrease of 3.4% in the Offeror's security holdings (assuming the exercise of the Warrants described below).

3. **The designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:**

As at November 30, 2002 the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 3,850,000 Common Shares of the Issuer and 900,000 Warrants which are exercisable for 900,000 common shares. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer) and assuming the exercise of the Warrants the Offeror exercises control or direction over 14.2% of the issued and outstanding Common Shares.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:**

    (a) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control:**

    The Offeror does not itself own any Common Shares. The only persons with whom the Offeror may be deemed by the *Securities Act* (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

(b) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:**

None.

(c) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

The Offeror exercises control or direction over all of the Common Shares referred to above in its capacity as portfolio manager of managed accounts.

5. **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

None.

7. **The names of any joint actors in connection with the disclosure required by this report:**

The managed accounts of the Offeror holding Common Shares include: Sprott Canadian Equity Fund, Sprott Gold and Precious Minerals Fund, Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund Ltd., iPerform Strategic Partners Hedge Fund and the Sprott Managed Accounts.

8. **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

Not applicable.

- 3 -

9. **A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:**

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 6th day of December, 2002.

SPROTT ASSET MANAGEMENT INC.
By: "Neal Nenadovic"
Neal Nenadovic
Chief Financial Officer

DECEMBER 20, 2002 VANCOUVER, B.C.

ALAMOS MINERALS LTD. NATIONAL GOLD CORPORATION

AAS: TSX-VE NGT: TSX-VE

FOR IMMEDIATE RELEASE

DUE DILIGENCE REVIEWS COMPLETED AND DEFINITIVE AMALGAMATION AGREEMENT EXECUTED XECUTED

The Boards of Directors of Alamos Minerals Ltd. ("Alamos Minerals") and National Gold Corporation ("National Gold") have completed their respective due diligence reviews and have today executed the definitive Amalgamation Agreement between Alamos Minerals & National Gold.

Under the terms of the Amalgamation Agreement, shareholders of Alamos Minerals Ltd. will receive one common share of Alamos Gold Inc. for every two common shares of Alamos Minerals held and shareholders of National Gold Corporation will receive one common share of Alamos Gold Inc. for every 2.352 common shares of National Gold held. All valid rights to acquire common shares of Alamos Minerals or National Gold will be replaced by comparable convertible securities of Alamos Gold on an adjusted basis. This merger ratio (effectively .85 National Gold to 1 Alamos Minerals) is confirmed as fair by Robert McKnight of Finisterre Holdings Inc., the independent valuator retained by the Companies to provide a fairness opinion.

The Joint Management Information Circular will be mailed to the Companies' shareholders next week in preparation for their respective Special Meetings set for Friday, January 24, 2003 at 10:00 a.m., Vancouver time. The shareholders will be asked to consider, and if deemed advisable, pass a special resolution to approve and adopt the Amalgamation Agreement dated December 19th, 2002 between National Gold and Alamos Minerals.

Alamos Minerals Ltd.'s meeting will be held in the Georgia A Room (2nd Floor) at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia. National Gold's meeting will be held at Suite 600 – 890 West Pender Street, Vancouver, British Columbia.

It is anticipated that the merger will be completed before March 15, 2003. The merger is subject to the approval of all regulatory bodies, the shareholders and the vendors of the Salamandra property in Sonora, Mexico as required under the terms of existing agreements.

ON BEHALF OF THE BOARDS OF DIRECTORS OF:

ALAMOS MINERALS LTD.
/s/ 'Chester F. Millar'
Chester F. Millar
Chairman, President & CEO

NATIONAL GOLD CORPORATION
/s/ 'James M. McDonald'
James M. McDonald,
President

For further information please contact:

Nerio Cervantes, Director
ALAMOS MINERALS LTD.
P.O. Box 48780, Bentall Centre
Vancouver, B.C.
Tel: 604-643-1787
Fax: 604-643-1773
Email: alamos@intergate.bc.ca
Website: www.alamos-minerals.com

James McDonald, PGeo, Director, VP
NATIONAL GOLD CORPORATION
Suite 600 - 890 West Pender Street
Vancouver, B.C.
Tel: 604-408-4647
Fax: 604-687-1327
Email: info@nationalgold.com
Website: www.nationalgold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ALAMOS MINERALS LTD.
NOTICE OF EXTRAORDINARY
GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting (the "Alamos Meeting") of the members of Alamos Minerals Ltd. ("Alamos ") will be held in the Georgia A Room (2nd Floor) at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, on Friday, January 24, 2003 at 10:00 a.m., Vancouver time, for the following purposes:

1.   To consider and, if deemed advisable, pass a special resolution of the members of Alamos (the "Alamos Resolution") to approve and adopt an amalgamation agreement (the "Amalgamation Agreement") between Alamos and National Gold Corporation pursuant to section 248 of the *Company Act* (British Columbia). The full text of the special resolution and the Amalgamation Agreement are attached as Appendix B and Appendix C, respectively, to the accompanying Joint Management Information Circular.

2.   To transact such further and other business as may properly come before the Alamos Meeting.

DATED at Vancouver, British Columbia on the 18th day of December, 2002.

By Order of the Board of Directors

"Chester F. Millar"
Chief Executive Officer

Members who are unable to attend the Alamos Meeting in person are asked to complete, sign, date and return the enclosed form of proxy promptly to Pacific Corporate Trust Company in the self-addressed envelope which has been provided or by fax at (604) 689-8144. To be effective, the proxy must be received by Pacific Corporate Trust Company at its office at the 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8 or by Alamos no later than 48 hours prior to the Alamos Meeting or any adjournment thereof.

TAKE NOTICE THAT pursuant to the *Company Act* (British Columbia) a member of Alamos may give Alamos a notice of dissent by registered mail addressed to the registered office of Alamos at Suite 2300, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia V7X 1J1 until the date which is not more than seven days after the Amalgamation Agreement is adopted by the Alamos Resolution. As a result of giving a notice of dissent, a member of Alamos, on receiving a notice of intention to act under section 207 of the *Company Act*, may require Alamos to purchase all of his shares in respect of which the notice of dissent was given.

ALAMOS MINERALS LTD.
INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF **ALAMOS MINERALS LTD.** (THE "COMPANY") HEREBY APPOINTS **CHESTER F. MILLAR**, OR FAILING HIM, **NERIO CERVANTES**, OR INSTEAD OF EITHER OF THE FOREGOING, _____, OR FAILING HIM, _____, (HEREINAFTER CALLED THE "NOMINEE") AS PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE EXTRAORDINARY GENERAL MEETING OF THE MEMBERS OF THE COMPANY TO BE HELD AT THE HYATT REGENCY VANCOUVER, 655 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, ON FRIDAY, THE 24TH DAY OF JANUARY, 2003, AT THE HOUR OF 10:00 O'CLOCK IN THE FORENOON (VANCOUVER TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X'S:

To pass a special resolution that:

(a)   the amalgamation agreement dated as of December 16, 2002 and made between Alamos Minerals Ltd. ("Alamos") and National Gold Corporation ("National") pursuant to section 248 of the *Company Act* (British Columbia) (the "Amalgamation Agreement") be and is hereby adopted;

(b)   any one director or one officer of Alamos be, and is hereby authorized, empowered and instructed, acting for, in the name of and on behalf of Alamos, to execute or cause to be executed, under seal of Alamos or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments and to do or to cause to be done all such other acts and things as such one director or one officer of Alamos shall determine to be necessary or desirable in order to carry out the intent of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of such action or thing; and

(c)   notwithstanding the passage of this resolution by the members of Alamos, the board of directors of Alamos, without further notice to or approval of the members of Alamos, may decide not to proceed with the amalgamation of National and Alamos pursuant to the Amalgamation Agreement (the "Amalgamation") or may revoke this resolution at any time prior to the Amalgamation becoming effective.

VOTE FOR _____ VOTE AGAINST _____

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is or where both choices are specified, (**IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED "FOR" ON ALL SUCH MATTERS**), and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the meeting.

The undersigned hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Members, the accompanying Joint Management Information Circular dated December 18, 2002, Proxy and the Notes hereto, and, except to the extent otherwise indicated herein, the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment thereof.

NOTES:

A.   THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE MEMBER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE MEMBER(S) OR HIS ATTORNEYAUTHORIZED IN WRITING. EXECUTORS, ADMINISTRATORS, TRUSTEES OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED MEMBER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A COMPANY, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE COMPANY MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL MEMBER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE MEMBER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

B.   A PROXY TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE COMPANY'S REGISTRAR AND TRANSFER AGENT, **PACIFIC CORPORATE TRUST COMPANY** of #10TH FLOOR – 625 HOWE STREET, VANCOUVER, B.C., NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREO.

C.   REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

D.   IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE MEMBER(S).

DATED this _____ day of , 200__

(NOTE TO MEMBER: PLEASE INSERT DATE OF EXECUTION)

Signature of Member

Name of Member
(please print)

Address of Member

City/Province

Number of Shares Held

AMALGAMATION OF
ALAMOS MINERALS LTD.
AND
NATIONAL GOLD CORPORATION
TO FORM
ALAMOS GOLD INC.

JOINT MANAGEMENT INFORMATION CIRCULAR
AND PROXY STATEMENT
FOR THE EXTRAORDINARY MEETING
OF MEMBERS OF ALAMOS MINERALS LTD.
AND
FOR THE SPECIAL MEETING OF SHAREHOLDERS
OF NATIONAL GOLD CORPORATION

Dated December 18, 2002

ALAMOS MINERALS LTD.
NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting (the "Alamos Meeting") of the members of Alamos Minerals Ltd. ("Alamos ") will be held in the Georgia A Room (2nd Floor) at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, on Friday, January 24, 2003 at 10:00 a.m., Vancouver time, for the following purposes:

1. To consider and, if deemed advisable, pass a special resolution of the members of Alamos (the "Alamos Resolution") to approve and adopt an amalgamation agreement (the "Amalgamation Agreement") between Alamos and National Gold Corporation pursuant to section 248 of the *Company Act* (British Columbia). The full text of the special resolution and the Amalgamation Agreement are attached as Appendix B and Appendix C, respectively, to the accompanying Joint Management Information Circular.

2. To transact such further and other business as may properly come before the Alamos Meeting.

DATED at Vancouver, British Columbia on the 18th day of December, 2002.

By Order of the Board of Directors
"Chester F. Millar"
Chief Executive Officer

Members who are unable to attend the Alamos Meeting in person are asked to complete, sign, date and return the enclosed form of proxy promptly to Pacific Corporate Trust Company in the self-addressed envelope which has been provided or by fax at (604) 689-8144. To be effective, the proxy must be received by Pacific Corporate Trust Company at its office at the 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8 or by Alamos no later than 48 hours prior to the Alamos Meeting or any adjournment thereof.

TAKE NOTICE THAT pursuant to the *Company Act* (British Columbia) a member of Alamos may give Alamos a notice of dissent by registered mail addressed to the registered office of Alamos at Suite 2300, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia V7X 1J1 until the date which is not more than seven days after the Amalgamation Agreement is adopted by the Alamos Resolution. As a result of giving a notice of dissent, a member of Alamos, on receiving a notice of intention to act under section 207 of the *Company Act*, may require Alamos to purchase all of his shares in respect of which the notice of dissent was given.

NATIONAL GOLD CORPORATION
NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT a Special Meeting (the "National Meeting") of shareholders of National Gold Corporation ("National") will be held at the office of National at Suite 600, 890 West Pender Street, Vancouver, British Columbia, on Friday, January 24, 2003 at 10:00 a.m., Vancouver time, for the following purposes:

1.   To consider and, if deemed advisable, pass a special resolution of the shareholders of National (the "Continuance Resolution") approving the continuance of National under the *Company Act* (British Columbia), as set out in Appendix "A" to the accompanying Joint Management Information Circular.

2.   To consider and, if deemed advisable, to pass a special resolution of the shareholders of National (the "National Resolution") to approve and adopt an amalgamation agreement dated December 16, 2002 between National and Alamos Minerals Ltd. (the "Amalgamation Agreement") pursuant to section 248 of the *Company Act* (British Columbia). The full text of the National Resolution and the Amalgamation Agreement is set out as Appendix A and Appendix C, respectively, to the accompanying Joint Management Information Circular.

3.   To transact such further and other business as may properly come before the National Meeting.

DATED at Vancouver, British Columbia on December 18, 2002.

By Order of the Board of Directors
"James M. McDonald"
President

Shareholders who are unable to attend the National Meeting in person are asked to complete, sign, date and return the enclosed form of proxy promptly to Computershare Trust Company of Canada in the self-addressed envelope which has been provided or by fax at (604) 683-3694. To be effective, the proxy must be received by Computershare Trust Company of Canada at its office at 510 Burrard Street, Vancouver, British Columbia V6C 3B9 or by National no later than 48 hours prior to the National Meeting or any adjournment thereof.

TAKE NOTICE THAT pursuant to the *Business Corporations Act* (Alberta) a shareholder of National may give National a notice of dissent by registered mail addressed to National at 3rd Floor, 14505 Bannister Road S.E., Calgary, Alberta, T2X 3J3 at or before the date of the meeting at which the Continuance Resolution is adopted by a special resolution of the shareholders of National. As a result of giving a notice of dissent, a shareholder of National may require National to purchase all of his shares in respect of which the notice of dissent was given.

TAKE NOTICE THAT, upon completion of the Continuance, pursuant to the *Company Act* (British Columbia), a member of National may give National a notice of dissent by registered mail addressed to National at 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5 until the date which is not more than seven days after the Amalgamation Agreement is adopted by the National Resolution. As a result of giving a notice of dissent, a member of National, on receiving a notice of intention to act under section 207 of the *Company Act*, may require National to purchase all of his shares in respect of which the notice of dissent was given.

No.
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF THE *COMPANY ACT*,
R.S.B.C. 1996, CHAPTER 62 AND AMENDMENTS THERETO

AND
IN THE MATTER OF THE AMALGAMATION OF
ALAMOS MINERALS LTD.
AND
NATIONAL GOLD CORPORATION

PETITIONERS

NOTICE OF HEARING

TO: (It is not intended to serve the Petition on any person, but notice of the hearing date has been provided in writing to all shareholders, securityholders and major creditors of the Petitioners.)

TAKE NOTICE THAT the application of the Petitioners dated _____________ will be heard in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on Tuesday, February 4, 2003 at the hour of 9:45 a.m.

The parties have agreed as to the date of the hearing of this application.

It has been agreed by the parties that the hearing will take 10 minutes.

This matter is within the jurisdiction of the Master.

DATED: _____________, 2003.

____
Solicitor for the Petitioner
Alamos Minerals Ltd.
MARTIN L. PALLESON

This NOTICE OF HEARING was prepared by Martin L. Palleson, of the law firm of Gowling Lafleur Henderson LLP, Barristers & Solicitors, whose place of business is P.O. Box 49122, 2300 - 1055 Dunsmuir Street, Vancouver, B.C., V7X 1J1.

NOTICE TO UNITED STATES SHAREHOLDERS

THE SECURITIES TO BE ISSUED PURSUANT TO THE AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The solicitation and transactions contemplated herein are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws. Alamos Shareholders and National Shareholders and the holders of Alamos Stock Options, National Stock Options, Alamos Warrants and National Warrants should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations.

The Amalco Shares, Amalco Stock Options and Amalco Warrants to be issued in the Amalgamation have not been registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described under "The Amalgamation – Court Approval". The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitation by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly this Circular has been prepared in accordance with the disclosure requirements of Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Likewise, information concerning the properties and operations of National and Alamos has been prepared in accordance with Canadian standards, and is not comparable in all respects to similar information for United States companies. In particular, information concerning the Salamandra Property has been prepared in accordance with Canadian National Instrument 43-101 disclosure standards, which differ from the requirements of the United States Securities and Exchange Commission (the "SEC") Industry Guide 7. The terms "mineral resource", measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by National Instrument 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports filed with the SEC. Accordingly, information contained in this Circular containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Certain of the financial statements and pro forma and historical financial information included herein have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principals in certain material respects, and thus may not be comparable to financial statements and pro forma and historical financial information of United States companies.

SEE "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS" and "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS" for certain information concerning tax consequences of the Amalgamation for shareholders who are United States taxpayers.

Enforcement by Alamos Shareholders, National Shareholders and the holders of National Stock Options and Alamos Stock Options of civil liabilities under the United States securities laws may be affected adversely by the fact that Alamos and National are organized under the laws of a jurisdiction other than the United States, that some or all of their officers and directors are residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of Alamos and National and such persons may be located outside the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain statements contained herein constitute "forward-looking statements" within the meaning of section 21E of the U.S. Exchange Act. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Such forward-looking statements, including but not limited to those with respect to the development of mineral deposits, the price of mineral commodities and Amalco's financial resources involve known or unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Amalco to be materially different from those projected by such forward-thinking statements. Such factors include, among others, the factual results of current exploration activities, changes in project parameters as plans continue to be refined, access to capital and future prices of gold and silver and other factors discussed under the headings "Risk Factors Relating to Amalco's Business" and "Risk Factors Relating to the Amalgamation" in this Circular. Although each of Alamos and National has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and Alamos and National undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

GLOSSARY OF TERMS

"ABCA"	The *Business Corporations Act* (Alberta)
"ABCA Special Resolution"	A resolution passed by a majority of not less than 2/3 of the votes cast by shareholders who, being entitled to do so, vote in person or by proxy on the resolution
"Alamos"	Alamos Minerals Ltd., a British Columbia company
"Alamos Board"	The board of directors of Alamos
"Alamos Meeting"	The extraordinary general meeting of the Alamos Shareholders at which the Amalgamation Agreement is to be approved by a Special Resolution
"Alamos Securityholders"	Alamos Shareholders, holders of Alamos Stock Options, Alamos Warrants or any other securities entitling the holder to acquire Alamos Shares
"Alamos Shareholders"	The members of Alamos
"Alamos Shares"	The common shares without par value in the capital of Alamos
"Alamos Stock Options"	Options to purchase Alamos Shares issued from time to time
"Alamos Warrants"	Share purchase warrants, issued from time to time, entitling the holder thereof to purchase Alamos Shares
"Amalco"	The company continuing from the Amalgamation of Alamos and National
"Amalco Shares"	The common shares of Amalco
"Amalco Stock Options"	The option to purchase Amalco Shares to be issued to the holders of the National Stock Options and Alamos Stock Options in the Amalgamation
"Amalco Warrants"	Share purchase warrants to purchase Amalco Shares to be issued to the holders of Alamos Warrants and National Warrants
"Amalgamation"	The amalgamation under the *Company Act* of Alamos and National pursuant to the Amalgamation Agreement
"Amalgamation Agreement"	The agreement between Alamos and National dated as of December 16, 2002 relating to the Amalgamation as set forth in Appendix C to this Circular
"Asset Purchase Agreement"	The agreement dated December 21, 2000, as amended March 23, 2001 and August 21, 2001, among National, MON and MSA pursuant to which National, through MON, acquired a 100% interest in the Salamandra Property
"BCCA"	The *Company Act* (British Columbia)
"Bienvenidos"	Minera Bienvenidos S.A. de C.V., a wholly-owned Mexican subsidiary of Alamos
"Canadian GAAP"	Canadian generally accepted accounting principles
"Certificate of Amalgamation"	The Certificate of Amalgamation issued pursuant to the BCCA with respect to the Amalgamation
"Circular"	The joint management information circular, notices of meeting and proxy forms to be sent by Alamos to the Alamos Shareholders in connection with the Alamos Meeting and by National to the National Shareholders in connection with the National Meeting
"Computershare"	Computershare Trust Company of Canada, National's registrar and transfer agent
"Continuance"	The continuance of National from the jurisdiction of the ABCA to the jurisdiction of the BCCA
"Continuance Resolution"	An ABCA Special Resolution of National Shareholders approving the Continuance of National under the BCCA
"Court"	The Supreme Court of British Columbia

"Court Order"	The order of the Court approving the Amalgamation
"Dissenter"	An Alamos Shareholder or National Shareholder who has exercised a right of dissent available to such shareholder either under the BCCA or the ABCA
"Effective Date" or "Effective Date of the Amalgamation"	The date set forth in the Certificate of Amalgamation which is expected to be on or about February 17, 2003
"Exchange"	The TSX Venture Exchange
"Exchanging Shareholders"	The Alamos Shareholders and the National Shareholders
"Fairness Opinion"	The written fairness opinion of Finisterre dated November 1, 2002 to the National Board and the Alamos Board relating to the Amalgamation
"Finisterre"	Finisterre Holdings Inc.
"Joint Venture Agreement"	The joint venture and option agreement dated October 17, 2002, as amended and restated, between Alamos and National pursuant to which Alamos acquired an option to earn up to a 50% interest in the Salamandra Property.
"Kennecott"	Kennecott Minerals Company, one of the vendors of the Salamandra Property
"Letter of Transmittal"	The letter of transmittal to be fully completed and submitted to PCTC by a Alamos Shareholder or to Computershare by a National Shareholder in order to obtain the Amalco Shares to which she/he/it is entitled under the Amalgamation
"Market Price"	The market price of a security calculated in the manner prescribed in the *Securities Act* (British Columbia) and the Rules thereto
"MON"	Minas de Oro Nacional, S.A. de C.V. (formerly, O.N.C. de Mexico S.A. de C.V.), National's wholly-owned Mexican subsidiary
"MSA"	Minera San Augusto, S.A. de C.V., the original vendor of the Salamandra Property to National and MON
"National"	National Gold Corporation, an Alberta Corporation
"National Board"	The board of directors of National
"National Meeting"	The special meeting of the National Shareholders at which the Continuance is to be approved by an ABCA Special Resolution and the Amalgamation Agreement is to be approved by a Special Resolution
"National Securityholders"	National Shareholders, holders of National Stock Options, National Warrants or any other securities entitling the holder to acquire National Shares
"National Shareholders"	The shareholders of National
"National Shares"	The common shares without par value in the capital of National
"National Stock Option Plan"	The stock option plan of National, as amended, under which National Stock Options have been granted
"National Stock Options"	Options to purchase National Shares issued from time to time
"National Warrants"	Share purchase warrants, issued from time to time, entitling the holder thereof to purchase National Shares
"PCTC"	Pacific Corporate Trust Company, registrar and transfer agent for Alamos
"Placer Dome"	Placer Dome Inc.
"Registrar"	The Registrar appointed under the BCCA
"Salamandra Property"	The Salamandra mineral concessions located in the State of Sonora, Mexico, which concessions are to be the principal property for Amalco.
"SEC"	United States Securities and Exchange Commission

"SEMARNAP"	The Environmental, Natural Resources and Fisheries Secretariat of Mexico
"Special Resolution"	A resolution passed by a majority of not less than 3/4 of the votes cast by members who, being entitled to do so, vote in person or by proxy on the resolution
"Superior Proposal"	An unsolicited *bona fide* written Acquisition Proposal which the board of directors of the party receiving such proposal determines in good faith after consultation with its financial advisors would, if consummated in accordance with its terms, result in a transaction more favourable to the members of the party receiving the proposal than the transaction contemplated by this Agreement
"Tax Act"	The *Income Tax Act* (Canada), R.S.C. 1985, c.1 (5th Supp.), as amended, including the regulations promulgated thereunder
"Tenedoramex"	Tenedoramex S.A. de C.V., a wholly-owned subsidiary of Placer Dome and one of the vendors of the Salamandra Property
"United States" and "U.S."	The United States of America, its territories and possessions, any State of the United States, and the District of Columbia
"U.S. Exchange Act"	The United States *Securities Exchange Act of 1934*, as amended
"U.S. Securities Act"	The United States *Securities Act of 1933*, as amended

GLOSSARY OF MINING TERMS

The following is a glossary of certain mining terms used in this Circular:

"andesite"	an extrusive (volcanic) rock of intermediate chemical composition.
"anticline"	A fold, generally convects upward, whose core contains the stratigraphically older rocks.
"assay"	in economic geology, to analyse the proportions of metal in ore; to test an ore or mineral for composition, purity, weight, or other properties of commercial interest; the test or analysis itself, its result.
"Au"	the element gold (from the Latin "Aurum").
"barranca"	a precipice.
"basalt"	a basic extrusive (volcanic) rock dominated by plagioclase feldspar, pyroxene and or olivine.
"bedding"	the arrangement of a sedimentary rock in layers.
"breccia"	means a course-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix.
"chlorite"	a group of platy, monoclinic, usually greenish minerals of the general formula: $(Mg, Fe2+, Fe3+)6AlSi3O10(OH)8$.
"CIM"	The Canadian Institute of Mining, Metallurgy and Petroleum.
"CIM Guidelines"	CIM Standards on Mineral Resources and Reserves Definition and Guidelines dated August 20, 2000.
"clastic"	consisting of fragments of minerals, rocks, or organic structures that have been moved individually from their places of origin.
"coarse grained"	said of crystalline rock, and of its texture, in which the individual minerals are relatively large, e.g. an igneous rock whose particles have an average diameter greater than 5 mm (0.2 in). Said of a sediment or sedimentary rock, and of its texture, in which the individual constituents are easily seen with the unaided eye, i.e. have an average diameter greater then 2 mm (0.08 in).

"dacite"	the extrusive (volcanic) equivalent of quartz diorite.
"diamond drilling"	a variety of rotary drilling in which diamond bits are used as the rock-cutting tool. It is common method in prospecting for mineral deposits.
"diorite"	a group of plutonic rocks intermediate in composition between acidic and basic, composed of hornblende ((Ca, Na.K)2-3(Mg, Fe2+, Fe3+, Al)5 (SiAl)8 O22(OH)2) oligoclase or andesine (variety of feldspar, (Na, Ca)AlSi3O8, pyroxene, and sometimes a little quartz.
"dip"	the angle that a stratum or any planar feature makes with the horizontal, measured perpendicular to the strike in the vertical plane.
"dome"	means an uplift or anticlinal structure, either circular or elliptical in outline, in which the rocks dip gently away in all directions.
"dykes"	(dikes) sheet-like igneous intrusive bodies of vertical or steeply inclined orientation. Dykes often occur in swarms of multiple dykes with a common strike and can extend for 10's or 100's of kilometres, usually along zones of structural weakness. The distinction with sills is gradational and arbitrary, depending on the vertical orientation. Shallow dykes are synonymous with inclined sills.
"epidote"	a green monoclinic mineral, Ca2(Al,Fe)3Si3O12(OH).
"epithermal"	means said of a hyrothermal mineral deposit formed within about 1 km of the Earth's surface and in the temperate range of 50 – 200 degrees centigrade occurring mainly as veins.
"facies"	genetic classification of rocks as to their formational process rather than their lithology. A greenstone belt is a facies or association of differing lithologies (sedimentary, volcanic, intrusive) with a common metamorphic origin and history.
"felsic"	a mnemonic adjective derived from (fe) feldspar, (l) lenad or feldspathoid and (s) for silica, and applied to light coloured rock containing an abundance of one or all of these constituents.
"g"	Gramme.
"galena"	a grey metallic mineral, PbS. It is soft and very heavy, and is a principal ore of lead.
"grade"	term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of their relative mass. In gold this may be expressed as grams per tonne (g/t) or ounces per tonne (opt)
"granodiorite"	means a group of course-grained plutonic rocks intermediate in composition between quartz diarite and quart monzonite.
"g/t"	Grammes per tonne.
"Indicated Mineral Resource"(1)	means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"Inferred Mineral Resource"(1)	**means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.**
"kg"	**kilogramme.**
"Km"	**kilometres.**
"leaching"	**means the separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the nature actions of percolating water.**
"lithologies"	**synonymous with rock types, rocks are classified into lithologies at various levels.**
"m"	**metres.**
"Measured Mineral Resource"(1)	**Means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.**
"Mineral Reserves"(2)	**means that portion of the proven and probable reserves which may be mined and sold at a profit, taking in account all mining parameters.**
"Mineral Resource"(1)	**as set out in the CIM Guidelines. A Mineral Resource is a concentration or occurrence of natural, solid inorganic or fossilized organic materials in the Earth's crust in such form and quantity and of such a grade or quantity that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity are known, estimated, or interpreted from specific geological evidence and knowledge.**
"mm"	**millimetres.**
"NSR"	**net smelter returns.**
"olivine"	**A green or brown mineral, $(Mg,Fe)_2SiO_4$.**
"ounces"	**a measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from imperial ounces of 28.4 grams.**
"plutonic"	**pertaining to igneous rocks formed at great depth.**
"porphyries"	**a textural term for eruptive or shallow intrusive igneous rocks indicating large discrete crystals set in a fine-grained groundmass.**
"ppm"	**parts per million.**
"Probable Mineral Reserve"(2)	**means the economically mineable part of an indicated or measured mineral resource demonstrated by at least a preliminary feasibility study. The study must contain adequate information which demonstrates that economic extraction can be justified.**
"propylitic alteration"	**the result of low-pressure-temperature alteration around many orebodies.**
"Proven Mineral Reserve"(2)	**means the economically mineable part of a measured mineral resource demonstrated by at least a feasibility study. The study must contain adequate information which demonstrates that economic extraction can be justified.**

"Pyrite"	**A commonly yellow isometric mineral, FeS2.**
"pyroclastic"	**pertaining to clastic rock material formed by volcanic explosion or aerial expulsion from a volcanic vent; also, pertaining to rock texture of explosive origin.**
"rhyodacite"	**the extrusive equivalent of granodiorite.**
"rhyolite"	**a highly silicic eruptive (volcanic) igneous rock. The volcanic equivalent of a granite.**
"sill"	**a sheet-like igneous intrusion of horizontal or sub-horizontal orientation. Sills often extend many kilometres in two dimensions and occur in multiple vertical packages (stacked sills).**
"silt"	**a detrital particle finer than fine sand and coarser than clay, commonly in a range of 1/16 to 1/256 mm.**
"sphalerite"	**a yellow, brown, or black isometric mineral, (Zn.Fe)S. It is a widely distributed ore of zinc, commonly associated with galena in veins and other deposits.**
"stockwork"	**a mineral deposit containing a three-dimensional net-work of planar to irregular veinlets closely enough spaced that the whole mass can be mined.**
"stratigraphic"	**means pertaining to the composition, sequence and correlation of stratified rocks.**
"strike"	**the direction taken by a structural surface, e.g. a bedding or fault plane, as its intersects the horizontal.**
"tuff"	**a general term for all consolidated pyroclastic rocks.**

1. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this circular are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000. A reader in the United States should be aware that the definition standards enunciated in National Instrument 43-101 differ in certain respect from those set forth in SEC Industry Guide 7.

   While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

2. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this circular are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. In the United States, a mineral reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

   The definition for "proven mineral reserves" CIM standards differs from the standards in the United States, where proven or measured reserves are defined as reserves which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

   The definition for "probable mineral reserves" under Canadian standards differs from the standards in the United States, where probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

SUMMARY OF JOINT MANAGEMENT INFORMATION CIRCULAR

The following is a summary of certain information contained in this Circular and is qualified in its entirety by and should be read in conjunction with the more detailed information appearing elsewhere in this Circular. All financial information relating to the entities resulting from the Amalgamation is pro forma information based on the pro forma financial statements of such entities contained herein. Certain capitalized terms used in this Circular without definition are defined in the "Glossary of Terms" and "Glossary of Mining Terms" which are located immediately preceding this summary.

National's Continuance

In order to amalgamate, amalgamating companies must be governed by the same corporate legislation. National is currently governed by the ABCA, while Alamos is governed by the BCCA. It is desired that the Amalgamation be effected under the provisions of the BCCA. Accordingly, at the National Meeting, National Shareholders will be asked to approve and adopt the Continuance by an ABCA Special Resolution authorizing the Continuance of National under the BCCA. This will permit the Amalgamation to be carried out under the BCCA and result in Amalco being governed by the BCCA. If National Shareholders approve the Continuance, the National Meeting will be briefly adjourned and the Continuation will be completed. The National Meeting will then be reconvened for National Shareholders to consider the Amalgamation. See "Part IV: Information Concerning National" – "The Continuance".

The Amalgamation

Alamos and National have agreed, subject to the satisfaction of certain conditions precedent, to amalgamate under the *Company Act* to form a new company under the name "Alamos Gold Inc." Pursuant to the Amalgamation:

1. each Alamos Shareholder, other than a Dissenter, will be entitled to receive one Amalco Share in exchange for every two Alamos Shares held;
2. each holder of Alamos Stock Options will be entitled to receive one Amalco Stock Option in exchange for every two Alamos Stock Options held, and the exercise price of such Amalco Stock Option will be double the exercise price of the Alamos Stock Option for which it was exchanged;
3. each holder of Alamos Warrants will be entitled to receive one Amalco Warrant in exchange for every two Alamos Warrants held, and the exercise price of such Amalco Warrant will be double the exercise price of the Alamos Warrant for which it was exchanged;
4. each National Shareholder, other than a Dissenter, will be entitled to receive one Amalco Share for every 2.352 National Shares held;
5. each holder of National Stock Options will be entitled to receive one Amalco Stock Option in exchange for every 2.352 National Stock Options held, and the exercise price of such Amalco Stock Option will be the product of the exercise price of the National Stock Option for which it was exchanged and 2.352; and
6. each holder of National Warrants will be entitled to receive one Amalco Warrant in exchange for every 2.352 National Warrants held, and the exercise price of such Amalco Warrant will be the product of the exercise price of the National Warrant for which it was exchanged and 2.352.

Fractional Amalco Shares will not be issued, nor will consideration be paid in lieu thereof.

The Alamos Shareholders and the National Shareholders are being asked to approve and adopt the Amalgamation Agreement by a Special Resolution.

Alamos Shareholder Approval of Amalgamation

Alamos has called the Alamos Meeting to be held at 10:00 a.m. on January 24, 2003 in the Georgia A Room (2nd Floor) at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, for the Alamos Shareholders to consider and, if they see fit, approve and adopt the Amalgamation Agreement by a Special Resolution.

National Shareholder Approval of Amalgamation

National has called the National Meeting to be held at 10:00 a.m. on January 24, 2003 at Suite 600, 890 West Pender Street, Vancouver, British Columbia, for the National Shareholders to consider and, if they see fit, approve and adopt the Continuance by an ABCA Special Resolution and the Amalgamation Agreement by a Special Resolution.

Benefits of the Amalgamation

The Amalgamation will combine the interests of Alamos and National in the Salamandra Property and is expected to create efficiencies and a more effective approach to advancing the development of the large Mulatos gold deposit on the Salamandra Property. The Amalgamation is expected to yield benefits to the shareholders of Amalco by providing a greater asset base and capitalization, facilitating access to capital markets, reducing overhead, eliminating duplication of administrative expenses and creating a broader trading market with the potential for greater liquidity. See "Part I: The Amalgamation" – "Benefits of the Amalgamation for National" and "Benefits of the Amalgamation for Alamos".

Opinion of Finisterre to the Alamos Board and to the National Board

Finisterre was engaged by the Alamos Board and the National Board to provide a fairness opinion in relation to the Amalgamation. In the opinion of Finisterre, as at the date of its written opinion and based upon the assumptions made, matters considered and limits of review set forth in its written opinion, the Amalgamation is fair, from a financial point of view, to the Alamos Shareholders and to the National Shareholders. See "Part I: The Amalgamation" – "Opinion of Finisterre to the Alamos Board and to the National Board" and "Appendix D – Fairness Opinion of Finisterre".

Recommendation of the Board of Directors of Alamos

The Alamos Board unanimously recommends that Alamos Shareholders vote in favour of the Special Resolution to approve and adopt the Amalgamation Agreement.

In reaching the foregoing conclusions, the Alamos Board obtained and considered financial and legal advice and considered a number of other factors which it believed to be relevant. See "Part I: The Amalgamation" – "Recommendation of Alamos Board".

Recommendation of the Board of Directors of National

The National Board unanimously recommends that National Shareholders vote in favour of the Special Resolution to approve and adopt the Amalgamation Agreement.

In reaching the foregoing conclusions, the National Board obtained and considered financial and legal advice and considered a number of other factors which it believed to be relevant. See "Part I: The Amalgamation" – "Recommendation of National Board".

Effective Time of the Amalgamation

Subject to the terms of the requisite Alamos Shareholder, National Shareholder, Court and regulatory approvals having been obtained and all other conditions to the Amalgamation having been satisfied or waived, it is presently anticipated that the Amalgamation will become effective on or about February 17, 2003 (the "Effective Time").

Stock Exchange Listings After the Effective Date

An Application has been made to have the shares to be issued pursuant to the Amalgamation listed on the Exchange. It is a condition to the Amalgamation that such approval be granted.

Court Approval

The Amalgamation requires the approval of the Court under the provisions of the *Company Act*. Subject to the approval of the Amalgamation Agreement by the Alamos Shareholders and the National Shareholders, the hearing by the Court in respect of the Court Order is scheduled to take place on February 4, 2003 at 9:45 a.m. All Alamos Securityholders, National Securityholders, creditors of Alamos and creditors of National have the right to participate in, be represented or to present evidence or arguments at the hearing by the Court in respect of the Court Order. At the hearing of the application in respect of the Court Order, the Court will consider, among other things, the fairness of the Amalgamation to Alamos Securityholders, National Securityholders, creditors of Alamos and creditors of National. The Court will be advised that Amalco will rely on an exemption from registration pursuant to section 3(a)(10) of the U.S. Securities Act based on the Court's approval of the Amalgamation for the issuance of the Amalco Shares, Amalco Stock Options and Amalco Warrants in the Amalgamation. The Court may approve the Amalgamation Agreement either as presented or subject to terms and conditions the Court considers appropriate or may dismiss the application.

Certain Canadian and United States Federal Income Tax Considerations

For information with respect to the income tax considerations relevant to the Amalgamation, see "Part I: The Amalgamation" – "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

Dissent Right for Shareholders

Alamos Shareholders and National Shareholders have the right to dissent in respect of the Amalgamation and to be paid the fair value for their shares. See "Part I: The Amalgamation" – "Right of Dissent".

Information Concerning Alamos

A description of the assets, business and operations of Alamos prior to the Amalgamation is presented in this Circular under "Part III: Information Concerning Alamos" and the materials attached to this Circular and incorporated by reference herein.

Information Concerning National

A description of the assets, business and operations of National is presented in this Circular under "Part IV: Information Concerning National" and the materials attached to this Circular and incorporated by reference herein.

The Company Resulting from the Amalgamation

A description of the material aspects of Amalco, including its business, share capital and first board of directors is presented in this Circular under "Part II: The Company Resulting from the Amalgamation".

Selected Pro Forma Consolidated Financial Information

The following selected pro forma combined consolidated financial information is based on the assumptions described in the notes to the pro forma financial statements attached hereto as Appendix F. The pro forma statements are not necessarily indicative of what Amalco's financial position or results of operations would have been if the events reflected therein had been in effect on the dates indicated, nor do they purport to project Amalco's financial position or results of operation for any future periods.

Pro Forma Combined Consolidated Statements of Operations
(in thousands of Canadian dollars, except per share amounts in Canadian dollars)

	Nine months ended September 30, 2002
Revenues	$ 9,015
Net Loss	($2,333,022)

Pro Forma Consolidated Balance Sheet

	Nine months ended September 30, 2002
Current Assets	$ 1,678,235
Capital Assets	$ 306,417
Deferred Costs	$26,211,993
Current Liabilities	$ 2,310,507
Total Liabilities	$ 9,982,331
Shareholders Equity	$18,228,400

EXCHANGE RATES

On December 16, 2002 the noon rate in Toronto, payable in Canadian dollars, as reported by the Bank of Canada was $1.5625 for each US$1.00. The closing, low, high and noon spot rates for the U.S. dollar in terms of Canadian dollars at the end of the five years ended December 31, 2001 and for the nine months ended September 30, 2002 as reported by the Bank of Canada were as follows:

	2002 (Nine Months ending September 30, 2002)	2001	2000	1999	1998	1997
Closing	1.5872	1.593	1.499	1.443	1.533	1.431
Low	1.5753	1.590	1.495	1.442	1.528	1.429
High	1.5879	1.598	1.503	1.455	1.548	1.433
Noon	1.5858	1.593	1.500	1.443	1.531	1.429

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, the financial statements and summaries of financial information contained in this Circular are reported in Canadian dollars. All such financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Unless otherwise indicated, all other references to monies are in Canadian dollars.

NATIONAL GOLD CORPORATION   ALAMOS MINERALS LTD.
Suite 600 – 890 West Pender Street   Suite 1400, 400 Burrard Street
Vancouver, BC V6C 1J9   P.O. Box 48780, Bentall Centre
                                                             Vancouver, BC V7X 1A6

JOINT MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of each of ALAMOS MINERALS LTD. and NATIONAL GOLD CORPORATION for use at the Alamos Meeting and the National Meeting, both of which are to be held on January 24, 2003, at the times and places and for the purposes set forth in the Notices of Meeting which accompany this Circular. The cost of the solicitation of proxies by each of Alamos and National in connection with the Alamos Meeting and the National Meeting has been and will be borne by Alamos and National, respectively. Either Alamos or National may retain other persons, entities or companies to solicit proxies on its behalf.

Voting of Proxies and Appointment of Proxy Holder

The forms of proxy accompanying this Circular confer discretionary authority upon the proxy nominees with respect to any amendments or variations to matters identified in the Notices of Meeting or any other matters which may properly come before the Alamos Meeting or the National Meeting, as the case may be. On any ballot or poll, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member/shareholder as specified in the proxy with respect to any matter to be voted on. If a choice is not so specified, or if both choices are specified, with respect to any such matter, the shares represented by a proxy given to management will be voted in favour of the resolutions referred to therein, for approval and adoption of each of the resolutions to be considered at the Alamos Meeting and the National Meeting. A member/shareholder has the right to appoint a person (who need not be a member/shareholder) to attend and act for the member/shareholder and on the member/shareholder's behalf at the relevant meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated. The forms of proxy for Alamos must be delivered by mail or fax to its Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8 (fax no. (604) 689-8144) not later than 48 hours before the Alamos Meeting. The forms of proxy for National must be delivered by mail or fax to its Transfer Agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 (fax no. (604) 683-3694) not later than 48 hours before the National Meeting.

Revocation of Proxies

A member/shareholder has the right to revoke a proxy at any time before it is exercised. A proxy may be revoked by a written revocation signed by the member/shareholder or the member's/shareholder's authorized attorney or, where the member/shareholder is a corporation, by a duly authorized officer or attorney of the corporation. This revocation must be delivered, in the case of Alamos, to Pacific Corporate Trust Company at the 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8 or, in the case of National, to Computershare at 510 Burrard Street, Vancouver, British Columbia, Canada,

V6C 3B9, at any time up and including the last business day preceding the Alamos Meeting or the National Meeting, as the case may be, or to the Chairman at the Alamos Meeting or the National Meeting, as the case may be, or any adjournment of any such meeting. A proxy may also be revoked in any other manner provided by law.

Advice to Beneficial Members/Shareholders

Only registered members/shareholders or duly appointed proxyholders are permitted to vote at either the National Meeting or the Alamos Meeting. Members/Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at either the Alamos Meeting or the National Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered member/shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered members/shareholders. However, its purpose is limited to instructing the registered member/shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a member/shareholder by a broker, then in almost all cases those shares will not be registered in such member's/shareholder's name on the records of the company in question. Such shares will more likely be registered under the name of the member's/shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, each of National and Alamos have distributed copies of the Notice of Meeting, this Joint Management Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered members/shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of members'/shareholders' meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the National Meeting or the Alamos Meeting, as the case may be. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by a company to its registered members/shareholders. However, its purpose is limited to instructing the registered member/shareholder how to vote on behalf of the Beneficial Shareholder. Should a non-registered shareholder receiving such a form wish to vote at the National Meeting or the Alamos Meeting, as the case may be, the non-registered member/shareholder should strike out the names of the Management Proxyholders named in the form and insert the non-registered member's/shareholder's name in the blank provided. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to

return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the meeting. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote common shares directly at either the National Meeting or the Alamos Meeting, as the case may be - the proxy must be returned to IICC well in advance of such meeting in order to have the common shares voted. All references to members/shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to members/shareholders of record unless specifically stated otherwise.

Record Date, Voting Shares and Principal Holders

Alamos
The record date for determining the Alamos Shareholders entitled to receive notice of, attend and vote at the Alamos Meeting was fixed by the Board of Directors of Alamos as December 16, 2002. At the record date, there were 32,624,647 Alamos Shares outstanding and entitled to be voted at the Alamos Meeting and each Alamos Share is entitled to one vote.

The following is the name of the only Alamos Shareholder who is known by Alamos to hold more than 10% of the Alamos Shares as at December 16, 2002:

Name	**No. of Alamos Shares**	**Percentage of Alamos Shares**
Sprott Securities Inc.(1)	3,408,000	10.4%

(1) It is not known whether this registered Alamos Shareholder beneficially owns these shares.

National
The record date for determining the National Shareholders entitled to receive notice of, attend and vote at the National Meeting was fixed by the Board of Directors of National as December 16, 2002. National is authorized to issue:

    (a) an unlimited number of National Shares;
    (b) an unlimited number of First Preferred Shares;
    (c) an unlimited number of Second Preferred Shares;

without par value. At the record date, there were 30,728,980 National Shares outstanding and entitled to be voted at the National Meeting and each National Share is entitled to one vote. 25,000 National Shares are included in this total that were inadvertently issued and these shares are expected to be returned to treasury before the National Meeting. At December 16, 2002 there were no First Preferred Shares or Second Preferred Shares outstanding.

To the knowledge of the directors and senior officers of National, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of National.

PART I: THE AMALGAMATION

General

Pursuant to the terms of the Amalgamation Agreement, and upon completion of the Continuance, Alamos and National have agreed to amalgamate pursuant to section 248 of the *Company Act* to form a new company under the name "Alamos Gold Inc." Each Alamos Shareholder will receive one Amalco Share in exchange for each two Alamos Shares held and each National Shareholder will receive one Amalco Shares in exchange for each 2.352 National Shares held. Fractional Amalco Shares will not be issued, nor will consideration be paid in lieu thereof. All Alamos Stock Options and Alamos Warrants will be exchanged for Amalco Stock Options and Amalco Warrants, respectively, at a ratio of one Amalco Stock Option and Amalco Warrant for every two Alamos Stock Options and Alamos Warrants held. The exercise price for these Amalco Stock Options and Amalco Warrants will be determined by the product of two and the exercise price for each Alamos Stock Option and Alamos Warrant. All National Stock Options and National Warrants will be exchanged for Amalco Stock Options and Amalco Warrants, respectively, at a ratio of one Amalco Stock Option and Amalco Warrant for every 2.352 National Stock Options and National Warrants held. The exercise price for these Amalco Stock Options and Amalco Warrants will be determined by the product of 2.352 and the exercise price for each National Stock Option and National Warrant. Following the Amalgamation, Alamos and National Shareholders will hold approximately 55.55% and 44.45% of the outstanding Amalco Shares, respectively.

Background to the Amalgamation

The proposed Amalgamation will combine the interests of Alamos and National in the Salamandra Property in the south-eastern corner of the State of Sonora, Mexico. National had originally obtained a 100% interest in the Salamandra Property and subsequently entered into a joint venture option agreement with Alamos pursuant to which Alamos acquired the right to earn up to a 50% interest in the Salamandra Property.

Management of Alamos and National discussed a possible business combination on October 17, 2002. At that time, Alamos and National entered into a letter agreement agreeing to act in good faith to negotiate a merger of Alamos and National to create economic efficiencies for the development of the Salamandra Property in Sonora, Mexico. On October 23, 2002, management of Alamos and National entered into a letter agreement (the "Amalgamation Letter Agreement") describing the terms of a proposed business combination that would involve Amalco issuing one common share for every two outstanding common shares of Alamos and one common share for every 2.352 common shares of National. The terms included that all validly subsisting warrants, options and other rights to acquire common shares of Alamos or National (including all requirements to issue shares for mineral property acquisitions and for consulting services), would be replaced, or be deemed to represent, comparable convertible securities of Amalco, on an adjusted basis as to number and price based on the above share exchange ratio.

The Alamos Board met on October 23, 2002 and among other things discussed a potential business combination with National. The Alamos Board engaged Finisterre to provide advice on the proposed Amalgamation. The Alamos Board unanimously approved the Amalgamation as proposed, subject to receiving a fairness opinion from Finisterre, completion of final due diligence by December 6, 2002 and regulatory and shareholder approval.

The National Board met on October 23, 2002 and unanimously approved the Amalgamation as proposed, subject to receiving a fairness opinion from Finisterre, completion of final due diligence by December 6, 2002 and regulatory and shareholder approval.

Benefits of the Amalgamation for Alamos

The Alamos Board also believes that the Amalgamation will result in operating efficiencies and that a consolidation of the ownership of the Mulatos deposit on the Salamandra Property will result in a better valuation of the deposit for Alamos Shareholders.

Upon completion of the Amalgamation, with the formation of Amalco, the obligations of Alamos to National under the Joint Venture Agreement will be extinguished, and Amalco will become the holder of 100% of the interest in the Salamandra Property, subject to fulfillment of the provisions of the Asset Purchase Agreement.

Current directors of Alamos will form a majority of the board of directors for Amalco, and members of the Alamos Board will hold all executive positions with Amalco.

Benefits of the Amalgamation for National

The National Board believes that the Amalgamation will result in operating efficiencies and that a consolidation of the ownership of the Mulatos deposit on the Salamandra Property will result in a better valuation of the deposit for National Shareholders.

As of September 30, 2002, National had a working capital deficit of ($1,616,712). In order to meet its payment obligations under the agreement with Tenedoramex and Kennecott in respect of the Salamandra Property, National obtained a $675,000 loan from Alamos on October 17, 2002.

Alamos and National Together

The Amalgamation will combine the interests of Alamos and National in the Salamandra Property and is expected to create efficiencies and a more effective approach to advancing the development of the large Mulatos gold deposit on the Salamandra Property. The Amalgamation is expected to yield benefits to the shareholders of Amalco by providing a greater asset base and capitalization, facilitating access to capital markets, reducing overhead, eliminating duplication of administrative expenses and creating a broader trading market with the potential for greater liquidity. The financial risk position of Amalco will be reduced after the Amalgamation since there will be a cancellation of certain liabilities between each of Alamos and National. Alamos will not be required to pay $2 million to National pursuant to the Joint Venture Agreement and National will not be required to repay a $675,000 convertible loan to Alamos. As such, these liabilities will not be required to be financed through equity issuances, thereby reducing dilution.

Alamos and National have assembled a seasoned technical team that specializes in mining and metallurgy and is knowledgeable of Latin America. The directors and management have been previously been associated with a number of mining ventures and the team has a history of identifying prospective early-stage projects and developing them into mining concerns. Chester Millar, Alamos' Chairman and President, who will serve in the same capacities for Amalco, is a pioneer of heap leaching and the concept of large-scale bulk mining of low-grade gold deposits in the Western United States. Under his guidance, Afton Mines, Glamis Gold Ltd. and Eldorado Gold Corporation ("Eldorado") grew from small producing operations to substantial mining companies. Eldorado's first mine, La Colorada, is located in the State of Sonora, Mexico, the same state in which the Salamandra Property is located. John McCluskey, who will serve as Amalco's Chief Executive Officer and Vice-President, has a 21 year history in the financing of junior mineral exploration companies. He has worked with Glamis Gold Ltd., Miramar Mining Corporation, Boron Chemicals International Ltd. (now Atacama Minerals Corp.) and Inca Pacific Resources Inc. Steve Stine, who is to serve as Amalco's Vice-President and Chief Operating Officer, is an experienced mine operator.

Opinion of Finisterre to the Alamos Board and to the National Board

Both the Alamos Board and the National Board engaged Finisterre to provide an opinion as to the fairness, from a financial point of view, to both the Alamos Shareholders and the National Shareholders, of the Amalgamation.

Finisterre delivered the Fairness Opinion to the effect that as of November 1, 2002 and based on its review and assumptions, and subject to the limitations summarized therein, the Amalgamation is fair from a financial point of view to both the Alamos Shareholders and the National Shareholders.

The full text of the Fairness Opinion dated November 1, 2002, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached and contained in Appendix D – "Fairness Opinion of Finisterre". Alamos Shareholders and National Shareholders are urged to read the Fairness Opinion in its entirety. The summary of the Fairness Opinion is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, Finisterre reviewed and considered, among other things:

1. certain publicly available business and financial information with respect to each of Alamos and National;
2. shareholder lists of both Alamos and National;
3. stock market data relating to Alamos and National;
4. the letter agreement dated October 23, 2002 between Alamos and National detailing the Amalgamation;
5. the Behre Dolbear & Company Ltd. technical report on the Salamandra Property dated January 26, 2001;
6. the Pincock, Allen & Holt Preliminary Report and Scoping Study on the Estrella zone of the Salamandra Property dated September 10, 2002;
7. amended and restated option and joint venture agreement dated October 17, 2001 regarding the terms of National's acquisition of the Salamandra Property from the vendors thereof;
8. the amended and restated Option and Joint Venture Agreement between National and Alamos dated October 17, 2001;
9. verbal information provided by National and Alamos; and
10. other public information that Finisterre deemed relevant and material to its opinion.

Finisterre will receive fees for their services in connection with the Amalgamation, none of which is contingent upon the consummation of the Amalgamation. Finisterre has not provided financial advisory services or participated in any financings of Alamos or National within the past 24 months.

Recommendation of Alamos Board

The Alamos Board determined based on, among other things the considerations noted below, that the terms of the Amalgamation are in the best interests of Alamos and are fair to Alamos Shareholders, and unanimously recommends that Alamos Shareholders vote in favour of the Special Resolution to approve and adopt the Amalgamation Agreement. In reaching its conclusion, the Alamos Board considered, among other things, the following:

1. management's review of, and advice with respect to, results of operations and prospects of each of Alamos and National and in particular, the economic efficiencies for financing and the development of the Salamandra Property in Sonora, Mexico which is the principal property and focus of Alamos and National;

2. additional payments required to be made to National under the Joint Venture Agreement to earn the 50% interest in the Salamandra Property;

3. the share exchange ratio provided for in the Amalgamation Agreement;

4. the Fairness Opinion that the Amalgamation is fair from a financial point of view to the Alamos Shareholders as of the date of such written opinion, and based upon and subject to the matters set forth therein. See "Part I: The Amalgamation – "Opinion of Finisterre to the Alamos Board and to the National Board" and "Appendix D – Fairness Opinion of Finisterre";

5. the fact that the Amalgamation must be approved by a Special Resolution passed by not less than 3/4 of the votes cast at the Alamos Meeting by Alamos Shareholders, and by the Court which the Alamos Board is advised will consider, among other things, the fairness of the Amalgamation to the Alamos Shareholders; and

6. the fact that the Amalgamation includes provisions which will permit Alamos Shareholders who oppose the Amalgamation to, upon compliance with certain conditions, dissent from the approval of the Amalgamation Agreement in accordance with the *Company Act* and be paid the fair value of their Alamos Shares as provided therein.

Recommendation of National Board

The National Board has determined based on, among other things, the considerations noted below that the terms of the Amalgamation are in the best interests of National and are fair to National Shareholders, and unanimously recommends that National Shareholders vote in favour of the Special Resolution to approve and adopt the Amalgamation Agreement. In reaching its conclusion, the National Board considered, among other things, the following:

1. management's review of, and advice with respect to, results of operations and prospects of each of Alamos and National and in particular, the economic efficiencies for financing and the development of the Salamandra Property in Sonora, Mexico which is the principal property and focus of Alamos and National;

2. the share exchange ratio provided for in the Amalgamation Agreement;

3. the Fairness Opinion that the Amalgamation is fair from a financial point of view to the National Shareholders as of the date of such written opinion, and based upon and subject to the matters set forth therein. See "Part I: The Amalgamation" – "Opinion of Finisterre to the Alamos Board and to the National Board" and "Appendix D – Fairness Opinion of Finisterre";

4. the fact that the Amalgamation must be approved by a Special Resolution passed by not less than ¾ of the votes cast at the National Meeting by National Shareholders, and by the Court which the National Board is advised will consider, among other things, the fairness of the Amalgamation to the National Shareholders; and

5. the fact that the Amalgamation includes provisions which will permit National Shareholders who oppose the Amalgamation to, upon compliance with certain conditions, dissent from the approval of the Amalgamation Agreement in accordance with the *Company Act* and be paid the fair value of their National Shares as provided therein.

National's Continuance

In order to amalgamate, amalgamating companies must be governed by the same corporate legislation. National is currently governed by the ABCA, while Alamos is governed by the BCCA. It is desired that the Amalgamation be effected under the provisions of the BCCA. Accordingly, at the National Meeting, National Shareholders will be asked to approve and adopt the Continuance by an ABCA Special Resolution authorizing the Continuance of National under the BCCA. This will permit the Amalgamation to be carried out under the BCCA and result in Amalco being governed by the BCCA. If the National Shareholders approve the Continuance, the National Meeting will be briefly adjourned and the Continuation will be completed. The National Meeting will then be reconvened for National Shareholders to consider the Amalgamation.

The Amalgamation Agreement

Alamos and National have entered into the Amalgamation Agreement dated December 16, 2002. The summary below is qualified in its entirety by the text of the Amalgamation Agreement which is attached as Appendix C to this Circular.

Under the terms of the Amalgamation Agreement, Alamos and National will be amalgamated under the *Company Act* and:

1. each two outstanding Alamos Shares will be exchanged for one Amalco Share;

2. each 2.352 outstanding National Shares will be exchanged for one Amalco Share;

3. all issued and outstanding Alamos Warrants and Alamos Options shall be exercisable to acquire Amalco Shares on the basis of two Alamos Shares for each Amalco Share at a share price which is proportionately adjusted; and

4. all issued and outstanding National Warrants and National Options shall be exercisable to acquire Amalco Shares on the basis of 2.352 National Shares for each Amalco Share at a share price which is proportionately adjusted.

Each of Alamos and National provided representations and warranties to the other in the Amalgamation Agreement regarding certain customary commercial matters, including corporate, legal and other matters relating to their respective affairs.

The obligation of Alamos and National to complete the transactions contemplated in the Amalgamation Agreement are subject to the fulfilment, or waiver by one or both of Alamos and National, as the case may be, and where permitted under law, on or before the Effective Date of certain conditions, including the following:

1.   the Amalgamation Agreement and the transactions contemplated thereby, with or without amendment, including the Amalgamation, having been adopted and approved by a special resolution of the members/shareholders of each of Alamos and National at the Alamos Meeting and National Meeting, respectively, in accordance with the provisions of the BCCA;

2.   an Order of the Court approving the Amalgamation having been issued on terms and conditions satisfactory to both Alamos and National;

3.   there not being in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Amalgamation Agreement, including, without limitation, the Amalgamation;

4.   all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in the Amalgamation Agreement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

5.   there not being in force any cease trade orders by any regulatory body or any other impediments to the general free tradability of the Amalco Shares to be issued in connection with the Amalgamation:

       (a)   in Canada by Canadian residents who are not affiliates (as such term is used in the 1933 Act) of Alamos or National (other than any restrictions imposed under provincial securities legislation relating to sales of securities from the holdings of "control persons", market preparations and consideration payments); and

       (b)   in the United States, subject only to: (A) any restrictions imposed by Rules 144 and 145 under the 1933 Act relating to resales of such Amalco Common Shares by "affiliates" of Amalco, Alamos or National; and (B) any restrictions imposed by Rule 144 under the 1933 Act relating to resales of Amalco Shares that are issued in respect of Alamos Shares offered or sold in the United States;

6.   none of the consents, orders, regulations or approvals contemplated in the Amalgamation Agreement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by either of Alamos or National;

7.   the Amalgamation Agreement not having been terminated under Article 6 thereof;

8.   the Amalgamation having been approved in principle by the Exchange, subject only to making the required filings with it and the Exchange having conditionally approved the listing of the Amalco Shares;

9.   neither Alamos nor National having received notice of dissent pursuant to the provisions of the BCCA with respect to the Amalgamation from persons holding, in the aggregate, greater than 2% of the issued and outstanding Alamos Shares or National Shares, as the case may be; and

10.   neither Alamos nor National having received a Superior Proposal to enter into a competing transaction which the directors of Alamos or National, as the case may be, are obligated, in accordance with their fiduciary obligations, to consider and recommend to the shareholders such corporation.

The Amalgamation Agreement provides that until March 15, 2003, or such earlier date as the Amalgamation Agreement may be terminated by mutual consent prior to the completion of the Amalgamation, neither Alamos nor National will, directly or indirectly, solicit, initiate, assist, facilitate, promote or encourage proposals or offers from, entertain or enter into discussions or negotiations with or provide information relating to itself or any of its subsidiaries, to any person, entity or group in connection with:

1.   the disposition of any of its securities, or those of any of its subsidiaries;

2.   any amalgamation, merger, consolidation, arrangement, restructuring or refinancing, or the sale of any of its material assets or those of any of its subsidiaries; or

3.   any takeover bid, tender offer, reorganization, recapitalization, liquidation or winding-up, or any other business combination or similar transaction involving it or any of its subsidiaries,

unless such action, matter or transaction is satisfactory to and is approved in writing by, the other.

Breakup Fee

In the event that an unsolicited Superior Proposal is made to either Alamos or National (an "Offeree"), as the case may be, or their respective shareholders, and the Amalgamation contemplated hereunder is not completed as a result of the Superior Proposal, (including without limitation, where a required shareholder approval is not obtained while a Superior Proposal is outstanding) then the Offeree shall be required to pay to the other party (Alamos or National, as the case may be) a breakup fee in the amount of CDN$300,000 plus G.S.T., together with reimbursement of costs to an additional maximum of CDN$100,000 plus G.S.T., in recognition of the time and expense incurred by such party in connection with the proposed Amalgamation.

The Amalgamation Steps

The Amalgamation will be carried out pursuant to the *Company Act*. The following procedural steps, among others, must be taken in order for the Amalgamation to become effective:

1.   the Amalgamation Agreement must be approved and adopted by a Special Resolution of each of the Alamos Shareholders and the National Shareholders;
2.   the Court must grant the Court Order;
3.   all conditions precedent to the Amalgamation, as set forth in the Amalgamation Agreement, must be satisfied or waived by the appropriate parties; and
4.   the Court Order, together with the Amalgamation Agreement, must be filed with the Registrar.

Court Approval

The Amalgamation Agreement requires approval by the Court. Subject to the approval and adoption of the Amalgamation Agreement by a Special Resolution of each of the Alamos Shareholders and the National Shareholders, the hearing in respect of the Court Order is scheduled to take place at 9:45 a.m., or so soon thereafter as counsel may be heard, on February 4, 2003. Any Alamos Securityholder, National Securityholder or creditor of either Alamos or National who wishes to participate in or be represented or to present evidence or arguments at the hearing in respect of the Court Order may do so, subject to filing an Appearance with the Court and satisfying any other requirements. At the hearing of the application in respect of the Court Order, the Court will be asked to consider, among other things, the fairness of the Amalgamation to the Alamos Securityholders, National Securityholders and creditors of Alamos and National. The Court may approve the Amalgamation as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The determination of fairness by the Court of the terms and conditions of the Amalgamation and each of the transactions contemplated thereunder, as set forth in the Court Order, will constitute the basis for an exemption under section 3(a)(10) of the U.S. Securities Act from the requirements of section 5 of the U.S. Securities Act with respect to the securities of Amalco issued pursuant to the Amalgamation and the Court will be so advised.

Assuming the Court Order is granted and the other conditions to the Amalgamation Agreement are satisfied or waived, it is anticipated that the Amalgamation will become effective on or about February 17, 2003.

Alamos Shareholder Approval of Amalgamation

Alamos has called the Alamos Meeting to be held at 10:00 a.m. on January 24, 2003 in the Georgia A Room (2nd Floor) at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, for the Alamos Shareholders to consider and, if they see fit, approve and adopt the Amalgamation Agreement by a Special Resolution. At the Alamos Meeting, each Alamos Shareholder will be entitled to vote on the basis of one vote per Alamos Share held.

National Shareholder Approval of Continuance and Amalgamation

National has called the National Meeting to be held at 10:00 a.m. on January 24, 2003 at Suite 600, 890 West Pender Street, Vancouver, British Columbia for the National Shareholders to firstly consider and, if they see fit, approve and adopt the Continuance by an ABCA Special Resolution. If National Shareholders approve the Continuance, the National Meeting will be briefly adjourned and the Continuance will be completed. The National Meeting will then be reconvened for National Shareholders to consider and if they see fit approve and adopt the Amalgamation Agreement by a Special Resolution. At the National Meeting, each National Shareholder will be entitled to vote on the basis of one vote per National Share held.

Resale of Amalco Shares

Canadian Securities Laws

The Amalco Shares to be issued in exchange for National Shares or Alamos Shares pursuant to the Amalgamation will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws. An application will be made by Alamos and National to the Quebec Securities Commission to exempt the distribution of Amalco Shares from the prospectus and registration

requirements in Quebec. Amalco Shares will generally be "freely tradable" (other than as a result of any "control person" restrictions which may arise by virtue of ownership thereof and subject to customary restrictions of general application) under applicable Canadian securities laws. Amalco Shares will, however, be subject to restrictions affecting their resale in Quebec, unless such restrictions are removed by the Quebec Securities Commission. It is not intended that Amalco will become a reporting issuer in Quebec. Holders of Amalco Shares who are resident in Quebec are advised to consult with their legal advisers regarding resale restrictions.

United States Securities Laws
The issuance of Amalco Shares in exchange for Alamos Shares or National Shares pursuant to the Amalgamation will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be effected in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States.

Amalco Shares received by a holder who will be an "affiliate" of Amalco after the Amalgamation or is an "affiliate" of Alamos or National prior to the Amalgamation will be subject to certain restrictions on resale imposed by the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

Persons who are not affiliates of Alamos or National prior to the Amalgamation and who are not affiliates of Amalco after the Amalgamation may resell their Amalco Shares in the United States without restriction under the U.S. Securities Act unless the Alamos Shares or National Shares were subject to pre-existing restrictions prior to the Amalgamation.

Persons who are affiliates of Amalco after the Amalgamation and persons who are affiliates of either Alamos or National prior to the Amalgamation may not resell their Amalco Shares in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemption contained in Rule 145(d) under the U.S. Securities Act, or unless registration is not required pursuant to the exclusion from registration provided by Regulation S under the U.S. Securities Act.

In general, under Rule 145(d), as currently in effect, persons who will be affiliates of Amalco after the Amalgamation and persons who are affiliates of either Alamos or National prior to the Amalgamation will be entitled to resell in the United States during any three-month period the number of Amalco Shares that does not exceed the greater of (i) one percent of the then outstanding securities of such class or, (ii) if such securities are listed on a United States national securities exchange (such as the New York Stock Exchange or the American Stock Exchange) and/or reported through the automated quotation system of a registered securities association (such as NASDAQ National Market), the average weekly trading volume of such securities during the four week period preceding the date of sale, subject to certain restrictions on manner of sale, notice requirements, aggregation rules and the availability of public information about Amalco. Former affiliates of Alamos or National who are not affiliates of Amalco and who hold their Amalco Shares for a period of one year after the Amalgamation, may resell their Amalco Shares without regard to the volume and manner of sale limitations set forth in the preceding sentence, subject to the availability of certain public information about Amalco. Former affiliates of Alamos or National who hold their Amalco Shares for a period of two years after the Amalgamation may freely resell such Amalco Shares provided that such persons have not been an affiliate of Amalco during the three-month period preceding the resale.

The issuance of Amalco Stock Options in exchange for Alamos Stock Options or National Stock Options and Amalco Warrants in exchange for Alamos Warrants or National Warrants, pursuant to the Amalgamation, will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each applicable state of the United States. Neither the Amalco Stock Options nor the Amalco Warrants may be exercised, and the Amalco Shares issuable upon exercise thereof may not be offered or sold in the United States, unless such securities have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Amalco Shares received upon completion of the Amalgamation and receivable upon exercise of the Amalco Stock Options or Amalco Warrants following the Amalgamation.

All holders of Amalco Shares are urged to consult with counsel to ensure that the resale of their Amalco Shares complies with applicable securities legislation.

Surrender of Share Certificates

In the event that the Amalgamation is completed, Amalco will cause to be delivered to each former Exchanging Shareholder, other than a dissenting Exchanging Shareholder, a Letter of Transmittal, together with instructions as to the procedure for the exchange of Alamos Shares and National Shares for Amalco Shares in accordance with the terms of the Amalgamation Agreement.

Delivery of Amalco Shares

As soon as practicable following the Effective Date, when an Exchanging Shareholder has delivered to PCTC and Computershare, respectively, the certificate(s) representing Alamos Shares or National Shares, together with a properly completed Letter of Transmittal and such additional documents as PCTC or Computershare may reasonably require, Amalco will cause PCTC or Computershare to deliver the certificates representing Amalco Shares to which the Exchanging Shareholder is entitled, as follows:

1. to forward it or cause it to be forwarded by first class mail to the Exchanging Shareholder at the address specified in the Letter of Transmittal;
2. if requested by the Exchanging Shareholder in the Letter of Transmittal, to make it available at the designated office of PCTC or Computershare for pick-up by such Exchanging Shareholder; or
3. if the Letter of Transmittal neither specifies an address nor contains a request as described in 2., to forward it or cause it to be forwarded by first class mail to the Exchanging Shareholder at the address as shown on the register of members maintained by Alamos or National, as the case may be.

Unless otherwise directed by the Letter of Transmittal, the share certificates representing the Amalco Shares to which the Exchanging Shareholder is entitled will be issued in the name of the registered holder of the Alamos Shares or the National Shares, as the case may be. In the event of a transfer of ownership of shares which is not recorded in the applicable register of members, a certificate representing Amalco Shares will be delivered to a transferee if the certificate representing such transferred shares is presented to PCTC or Computershare, accompanied by all documents required to evidence and effect such transfer. The mailing or delivery by PCTC or Computershare of the certificate representing the Amalco Shares shall satisfy and discharge the issuance and delivery obligations of Amalco and PCTC or Computershare.

No fractional Amalco Shares will be issued, except to the extent necessary to ensure that each Alamos Shareholder and National Shareholder will become a shareholder of Amalco; the number of Amalco Shares deliverable to an Exchanging Shareholder shall be rounded down to the nearest whole share without payment of any consideration or compensation in respect of such fractional share.

Lost Certificates

If any share certificate which, prior to the Effective Date represented outstanding Alamos Shares or National Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, PCTC or Computershare will issue any certificates representing Amalco Shares, in respect of such lost, stolen or destroyed certificate.

Removal from Member's Register

On the Effective Date, each Alamos Shareholder and National Shareholder will be removed from the register of members of Alamos or National, as the case may be. Until validly surrendered, the share certificate(s) held by such former shareholders shall represent the right to receive, upon such surrender, the corresponding number of Amalco Shares to which such former shareholder is entitled under the Amalgamation Agreement.

Effective Date of Amalgamation

It is anticipated that the Amalgamation will become effective after the requisite Alamos Shareholder, National Shareholder, Court and regulatory approvals have been obtained and all other conditions to the Amalgamation have been satisfied or waived. As at the date hereof, it is anticipated that the Amalgamation will become effective on or about February 17, 2003.

Stock Exchange Listing

Application has been made to have the shares to be issued pursuant to the Amalgamation listed on the Exchange. It is a condition precedent to the Amalgamation that the Exchange accept in principal the terms of the Amalgamation Agreement and list the Amalco Shares.

Certain Canadian Federal Income Tax Considerations

The following discussion summarizes the principal Canadian federal income tax considerations under the Tax Act arising as a consequence of the Amalgamation. Except as otherwise indicated, this summary is restricted to holders of Alamos Shares and National Shares (other than a holder that is a "financial institution" as defined in the Tax Act for the purposes of the market-to-market rules) who, for the purposes of the Tax Act, hold their respective shares as capital property and deal at arm's-length with Alamos or National , as the case may be. Alamos Shares and National Shares will each generally be considered to be held as capital property for purposes of the Tax Act by a holder thereof unless they are held by a trader or dealer in securities or in the course of carrying on a business or have been acquired in a transaction which may be considered to be an adventure in the nature of trade. Certain holders of Alamos Shares or National Shares who are resident in Canada and who might not otherwise be considered to hold such shares as capital property may be entitled to have them treated as capital property by making the irrevocable election provided for in subsection 39(4) of the Tax Act in respect of all "Canadian securities", as defined in the Tax Act, held or to be held by the holder.

This summary also applies to holders of Alamos Stock Options and National Stock Options who were granted options by virtue of employment or as otherwise provided for in each plan with Alamos or National, respectively. Persons who were granted or acquired such options in any other capacity should seek their own tax advice as to the tax consequences of the Amalgamation to them.

This summary is not applicable to a holder which is a "financial institution" as defined in the Tax Act for the purposes of the market-to-market rules. This summary is also not applicable to holders of Alamos Warrants or National Warrants, or to holders of debentures of National. Persons who were granted or acquired such options in any other capacity should seek their own tax advice as to the tax consequences of the Amalgamation to them.

This summary is based upon the current provisions of the Tax Act, the Income Tax Regulations (the "Regulations") and counsel's understanding of the current administrative practices of the Canada Customs and Revenue Agency ("CCRA"). This summary takes into account specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof ("Proposed Amendments"), but except where otherwise specifically noted, does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision or changes in the administrative practices and policies of CCRA nor does it take into account the tax laws of any province, territory or foreign jurisdiction. The summary assumes that all Proposed Amendments will be enacted substantially as proposed.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be legal or tax advice to any particular holder and no representations are made with respect to the Canadian income tax consequences of any particular holder. The tax liability of a holder will depend on the holder's specific circumstances. Alamos Securityholders and National Securityholders should consult their own tax advisors to determine the particular tax consequences to them of the Amalgamation.

Residents of Canada
The following portion of the summary is applicable to holders of Alamos Shares, National Shares, Alamos Stock Options and National Stock Options who are residents of Canada.

Amalgamation
The holders of Alamos Shares and National Shares will realize neither a capital gain nor a capital loss on the Amalgamation wherein their shares become Amalco Shares. The Amalco Shares will be deemed to have been acquired by a shareholder at the aggregate cost equal to the shareholder's aggregate adjusted cost base immediately before the amalgamation of his Alamos Shares or National Shares. Where a shareholder owns both Alamos Shares and National Shares, the detailed averaging rules contained in the Tax Act will generally apply in determining the adjusted cost base to the shareholder of the Amalco Shares received on the Amalgamation.

Dissenting Shareholders
The consequences under the Tax Act to a holder of Alamos Shares or National Shares who dissents from the Amalgamation, as described under "Rights of Dissent", and who receives a payment for his or her shares are discussed below.

The tax treatment of payments received as a result of the exercise of such dissent rights will depend upon whether the purchaser of such shares is Amalco, Alamos or National.

Under the current administrative practice of the CCRA, the receipt by a holder of Alamos Shares or National Shares who exercises his right of dissent with respect to the Amalgamation (a "Dissenting Shareholder") and receives a cash payment (other than interest) from Amalco equal to the fair market value of his Alamos Shares or National Shares, as the case may be, may be treated as proceeds of disposition of such shares. To the extent that such amount exceeds (or is less than) the Dissenting Shareholder's adjusted cost base of the shares disposed of, the Dissenting Shareholder will realize a capital gain (or capital loss) equal to the amount of such difference.

A Dissenting Shareholder who receives interest on such payment will be required to include the full amount of such interest in the Dissenting Shareholder's income.

A Dissenting Shareholder who is resident in Canada will be required to include one-half of any capital gain ("a taxable capital gain") in computing his income for tax purposes, and may apply one-half of any capital loss against taxable capital gains in accordance with the detailed rules contained in the Tax Act.

Minimum Tax
Taxable dividends (without application of the dividend gross and tax credit rules) and the full amount of capital gains (net of capital losses) must be included in the adjusted taxable income for purposes of calculating minimum tax under the Tax Act.

Stock Options
An employee who exchanges his or her Alamos Stock Options or National Stock Options for only Amalco Stock Options and no other consideration will not recognize any taxable income or loss as a result of such exchange, and for the purposes of section 7 of the Tax Act, dealing with the taxation of benefits from employee stock options, will be deemed not to have disposed of the Alamos Stock Options or National Stock Options or acquired the Amalco Stock Options, provided the total value of Amalco Shares to be acquired under the Amalco Stock Options immediately after the exchange less the amount payable under the Amalco Stock Options to acquire the Amalco Shares does not exceed the total value of the Alamos Shares or National Shares to be acquired under the Alamos Stock Options or National Stock Options respectively, immediately before the exchange less the amount payable under the Alamos Stock Options or National Stock Options to acquire the Alamos Shares or National Shares. If the above-described "roll-over" applies, the Amalco Stock Options will, for the purposes of section 7 of the Tax Act, except paragraph 7(9)(d), be deemed to be the same option and a continuation of the Alamos Stock Option or National Stock Option. Further, the provisions of the Tax Act providing for the deduction of one-half of the employee benefit will continue to apply, if, at the time of the exchange of the Alamos Stock Options or National Stock Options for Amalco Stock Options, the exercise price of such options was not less than the fair market value of a Alamos Share or National Share, as the case may be, at the time of grant of the Alamos Stock Optionor National Stock Option, respectively. While no assurance can be provided, as the only consideration a holder of an Alamos Stock Option or a National Stock Option will receive is an Amalco Stock Option, management of Alamos and National are of the view that the values set out above are equal and therefore no disposition should arise.

Non-Residents of Canada
The tax treatment of non-residents of Canada under the Tax Act and the following discussion can be affected by the provisions of an applicable income tax convention. Non-residents are advised to consult their own tax advisors with regard to the availability of relief under an applicable income tax convention in their particular circumstances.

Amalgamation

The non-resident holders of Alamos Shares and National Shares will realize neither a capital gain nor a capital loss on the Amalgamation wherein their shares become Amalco Shares. The Amalco Shares will be deemed to have been acquired by a shareholder at the aggregate cost equal to the shareholder's aggregate adjusted cost base immediately before the amalgamation of his Alamos Shares or National Shares. Where a shareholder owns both Alamos Shares and National Shares, the averaging rules contained in the Tax Act will generally apply in determining the adjusted cost base to the shareholder of the Amalco Shares received on the Amalgamation.

Dissenting Shareholders

Non-resident holders of Alamos Shares and National Shares are referred to the discussion above for residents of Canada for a general description of the tax considerations applicable to them if they elect to exercise their right to dissent. Shareholders who are non-residents of Canada for purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of their shares unless such shares constitute or are deemed to constitute "taxable Canadian property" to the shareholder. Shares would constitute "taxable Canadian property" where they are (i) capital property of the holder used in carrying on a business (other than an insurance business) in Canada, (ii) capital property of an insurer that is its designated insurance property for the year or (iii) where the holder and/or persons with whom the holder did not deal at arm's length, owned (or had an option to acquire) at any time during the five year period prior to the date of disposition, 25% or more of the issued shares of any class of capital stock of Alamos or National, respectively.

A non-resident holder of Alamos Shares and National Shares whose shares constitute or are deemed to constitute taxable Canadian property is referred to the discussion above under "Residents of Canada" for general information regarding the treatment of the disposition under the Tax Act.

Even if the shares constitute or are deemed to constitute taxable Canadian property to a non-resident holder and their disposition would give rise to a capital gain, an exemption from tax under the Tax Act may be available under the terms of an applicable tax treaty between Canada and the country of residence of the non-resident.

Interest paid to a Dissenting Shareholder, who is resident in the United States, will generally be subject to Canadian non-resident tax at a rate of 25% of the gross amount of the interest. Any dividends deemed to be paid or credited by Alamos or National to a Dissenting Shareholder, who was resident of the United States as a result of the exercise of such dissent rights will generally be subject to Canadian non-resident tax at a rate of 25% on the gross amount of the dividends. Tax relief may be available to Dissenting Shareholders resident in the United States under the terms of the Canada-US Tax Convention which reduces the tax on both interest and dividends. Dissenting Shareholders who are resident in the United States should contact their own tax advisors to determine if they are entitled to the benefit of the Treaty.

A Dissenting Shareholder who is resident in the United States will generally not be subject to Canadian tax in respect of a capital gain realized on disposition of Alamos Shares or National Shares to Amalco.

Stock Options

A non-resident employee who exchanges his or her Alamos Stock Options or National Stock Options for only Amalco Stock Options and no other consideration will not recognize any taxable income or loss as a result of such exchange, and for the purposes of section 7 of the Tax Act, dealing with the taxation of benefits from employee stock options, will be deemed not to have disposed of the Alamos Stock Options or National Stock Options or acquired the Amalco Stock Options, provided the total value of Amalco

Shares to be acquired under the Amalco Stock Options immediately after the exchange less the amount payable under the Amalco Stock Options to acquire the Amalco Shares does not exceed the total value of the Alamos Shares or National Shares to be acquired under the Alamos Stock Options or National Stock Options immediately before the exchange less the amount payable under the Alamos Stock Options or National Stock Options to acquire the Alamos Shares or National Shares. If the above-described "roll-over" applies, the Amalco Stock Options will, for the purposes of section 7 of the Act, except paragraph 7(9)(d), be deemed to be the same option and a continuation of the Alamos Stock Option or National Stock Option. Further, the provisions of the Tax Act providing for the deduction of one-half of the employee benefit will continue to apply, if, at the time of the exchange of the Alamos Stock Options or National Stock Options for Amalco Stock Options, the exercise price of such options was not less than the fair market value of a Alamos Share or National Share, as the case may be, at the time of grant of the Alamos Option or National Stock Option, respectively. While no assurance can be provided, as the only consideration a holder of an Alamos Stock Option or a National Stock Option will receive is an Amalco Stock Option, management of Alamos and National are of the view that the values set out above are equal and therefore, no disposition should arise.

Certain United States Federal Income Tax Considerations

NO RULING HAS BEEN OBTAINED FROM THE U.S. INTERNAL REVENUE SERVICE, AND NONE IS TO BE REQUESTED, WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE AMALGAMATION. NO LEGAL OPINION FROM U.S. COUNSEL HAS BEEN OBTAINED AND NONE WILL BE REQUESTED WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE AMALGAMATION.

Scope of this Summary

Authorities

This summary is based upon the *U.S. Internal Revenue Code of 1986*, as amended (the "Code"); Treasury Regulations, proposed and final, issued under the Code; and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available as of the date of this Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof, however, may change at any time, and any change could be retroactive to the date of this Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and the U.S. Internal Revenue Service (the "IRS") or the U.S. courts could later disagree with the explanations or conclusions contained in this summary.

Transactions Addressed for U.S. Holders

The following is a summary of the anticipated material U.S. federal income tax consequences arising from and relating to the Amalgamation that are generally applicable to U.S. Holders (as defined below) of Alamos Shares and National Shares (collectively, "Amalgamating Company Shares") with respect to the receipt of Amalco Shares under the Amalgamation. Alamos and National may be referred to herein separately as an "Amalgamating Company" or together as the "Amalgamating Companies."

U.S. Holder

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Alamos Shares, National Shares or Amalco Shares, as the case may be, that, for U.S. federal income tax purposes, is:

1. a citizen or resident of the U.S., including some former citizens or residents of the U.S.;
2. a partnership or corporation created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia;
3. an estate if its income is subject to U.S. federal income taxation regardless of it source; or
4. a trust if it has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if a U.S. court can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of its substantial decisions.

Non-U.S. Holders

A "non-U.S. Holder" is a beneficial owner of Alamos Shares, National Shares or Amalco Shares, as the case may be, other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Amalgamation to non-U.S. Holders of Alamos Shares, National Shares or Amalco Shares, as the case may be, and such non-U.S. Holders are accordingly urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences to them of the Amalgamation and the potential application of any tax treaties.

Assumptions Regarding Amalgamating Companies and Amalco

This summary is based upon certain understandings of each Amalgamating Company with respect to the business, assets and shareholders of such Amalgamating Company and Amalco, including the following:

1. such Amalgamating Company is not, has not at any time been and will not be immediately after the Amalgamation (a) a "controlled foreign corporation" as defined in Section 957(a) of the Code, (b) a "foreign investment company" as defined in Section 1246(b) of the Code, or (c) a "foreign personal holding company" as defined in Section 552 of the Code; and
2. Amalco will not be immediately after the Amalgamation (a) a "controlled foreign corporation" as defined in Section 957(a) of the Code, (b) a "foreign investment company" as defined in Section 1246(b) of the Code, or (c) a "foreign personal holding company" as defined in Section 52 of the Code.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Amalgamation (whether or not any such transactions are undertaken in connection with the Amalgamation), including, without limitation, the following:

* any exercise of any stock option, warrant or other right to acquire Amalgamating Company Shares;
* any conversion into Amalgamating Company Shares of any Amalgamating Company notes, debentures or other debt instruments;
* any conversion of Amalgamating Company Shares into a different class of Amalgamating Company Shares;
* any transaction in which Amalgamating Company Shares or Amalco Shares are acquired;
* any transaction in which Amalco Shares are disposed of; and
* the Continuance.

Persons Not Addressed

The U.S. federal income tax consequences to the following persons (including persons who are U.S. Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the U.S. federal income tax consequences to them of the Amalgamation:

* Alamos;
* National;
* persons that may be subject to special U.S. federal income tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, and brokers and dealers or traders in securities or currencies;
* persons that hold Alamos Stock Options and persons who acquired Alamos Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;
* persons that hold National Stock Options and persons who acquired National Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;
* persons that hold Alamos Warrants or National Warrants;
* persons that hold Alamos or National notes, debentures or other debt instruments;
* persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;
* persons that hold or will hold Alamos Shares, National Shares, or Amalco Shares, as the case may be, as part of a position in a straddle or as part of a hedging or conversion transaction;
* persons subject to the alternative minimum tax; and
* persons who own their Alamos Shares, National Shares or Amalco Shares, as the case may be, other than as a capital asset as defined in the Code.

Treaty Application to Certain Persons

U.S. Holders who do not maintain a substantial presence, permanent home or habitual abode in the U.S. or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada) may be unable to benefit from the provisions of the Convention.

Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"). These U.S. Holders should consult their own tax advisors concerning the availability of benefits under the Canada-U.S. Tax Convention.

State and Local Taxes, Foreign Jurisdictions Not Addressed

This summary does not address U.S. state or local tax consequences or the tax consequences in jurisdictions other than the U.S. of the Amalgamation.

Particular Circumstance of any Particular U.S. Holder Not Addressed

This summary does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. Each U.S. Holder should consult their own tax advisor regarding the U.S. federal income tax consequences of the Amalgamation to them in light of their particular circumstances.

The Amalgamation as a Reorganization

The Amalgamation will be effected under the applicable provisions of Canadian law, which are technically different from analogous provisions of U.S. corporate law. Although it is unclear whether the Amalgamation will qualify as a tax-deferred reorganization under Section 368(a) of the Code (a "Reorganization"), it is possible that the Amalgamation will qualify as a Reorganization under Section 368(a)(1)(D) of the Code (a "Type D Reorganization") with respect to Alamos and under Section 368(a)(1)(C) of the Code (a "Type C" Reorganization") with respect to National (see "Requirements for Type C Reorganization" and "Requirements for Type D Reorganization" below). Regardless of whether the Amalgamation qualifies as a Reorganization, the Amalgamation may be treated as a fully taxable exchange under the passive foreign investment corporation ("PFIC") rules of Sections 1291 - 1298 of the Code (See "PFIC Rules with Respect to the Amalgamation" below). In addition, regardless of whether the Amalgamation qualifies as a Reorganization, the rules of Section 367 of the Code may under certain circumstances apply additional requirements on certain U.S. Holders to preserve Reorganization treatment in the Amalgamation (See "Application of Section 367 to U.S. Holders in the Amalgamation" below).

Consequences to U.S. Holders if the Amalgamation Qualifies as a Reorganization

Although it is unclear whether the Amalgamation will qualify as a Reorganization, assuming that the Amalgamation qualifies as a Type C Reorganization with respect to National and a Type D Reorganization with respect to Alamos, subject to the PFIC rules and the Section 367 rules discussed below, the following U.S. federal income tax consequences should result to U.S. Holders of Amalgamating Company Shares:

(a)   A U.S. Holder of Amalgamating Company Shares who receives solely Amalco Shares in the Amalgamation should not recognize any gain or loss as a result of the Amalgamation.

(b)   The aggregate basis of Amalco Shares received by a U.S. Holder of Amalgamating Company Shares in the Amalgamation should be equal to the aggregate basis of the Amalgamating Company Shares exchanged therefor by such U.S. Holder in the Amalgamation.

(c)   The holding period of Amalco Shares received by a U.S. Holder of Amalgamating Company Shares should include the holding period of the Amalgamating Company Shares exchanged therefor by such U.S. Holder in the Amalgamation.

Requirements for Type C Reorganization

Among other requirements for the Amalgamation to qualify as a Type C Reorganization with respect to National, Amalco must acquire "substantially all" of the assets of National. In determining whether Amalco will acquire the requisite amount of assets, payments of cash from National assets to any holders of National Shares who dissent from the Amalgamation will not be considered as assets acquired by Amalco. For ruling purposes, the IRS defines "substantially all" as 70% of the gross assets and 90% of the net assets of the Amalgamating Company. Thus, if holders of a significant number of the outstanding National Shares dissent from the Amalgamation and receive payments of cash from National assets, the Amalgamation may fail to qualify as a Type C Reorganization with respect to National and may constitute a taxable transaction for U.S. Holders of National Shares (See "Consequences of Failure of the Amalgamation to Qualify as a Reorganization" below).

If cash is paid directly or indirectly by Amalco or Alamos to dissenting shareholders of National and the sum of: (a) such cash paid to shareholders of National upon the exercise of dissenters' rights, (b) cash paid to shareholders of National in lieu of fractional shares of Amalco, (c) the Amalgamation expenses of National, and (d) the liabilities of National, exceeds 20% of the fair market value of all of the property of National, then the Amalgamation will likely fail to qualify as a Type C Reorganization with respect to National and would likely constitute a taxable transaction for the U.S. Holders of National Shares (See "Consequences of Failure of the Amalgamation to Qualify as a Reorganization" below).

Requirements for Type D Reorganization

Among other requirements for the Amalgamation to qualify as a Type D Reorganization with respect to Alamos, Amalco must acquire "substantially all" of the assets of Alamos. In determining whether Amalco will acquire the requisite amount of assets, payments of cash from Alamos assets to any holders of Alamos Shares who dissent from the Amalgamation will not be considered as assets acquired by Amalco. For ruling purposes, the IRS defines "substantially all" as 70% of the gross assets and 90% of the net assets of the Amalgamating Company. Thus, if holders of a significant number of the outstanding Alamos Shares dissent from the Amalgamation and receive payments of cash from Alamos assets, the Amalgamation may fail to qualify as a Type D Reorganization with respect to Alamos and may constitute a taxable transaction for U.S. Holders of Alamos Shares (See "Consequences of Failure of the Amalgamation to Qualify as a Reorganization" below). In addition, the Alamos Shareholders must own, actually or constructively, at least 50% of the total vote or value of the Amalco Shares immediately following the Amalgamation for the Amalgamation to qualify as a Type D Reorganization with respect to Alamos.

Information Reporting

U.S. Holders of Amalgamating Company Shares who exchange such Amalgamating Company Shares for Amalco Shares in the Amalgamation will be required to comply with certain reporting requirements and will be required to retain certain records in connection with the Amalgamation as required by Treasury Regulation 1.368-3. U.S. Holders of Amalgamating Company Shares are urged to consult their own tax advisors regarding their information reporting and record retention responsibilities arising from the Amalgamation.

Consequences of Failure of the Amalgamation to Qualify as Reorganization

Subject to the PFIC rules discussed below, if the Amalgamation fails to qualify as a Reorganization, the Amalgamation would constitute a taxable disposition of Amalgamating Company Shares by U.S. Holders and would result in the following U.S. federal income tax consequences

1. A U.S. Holder of Amalgamating Company Shares would recognize gain or loss equal to the difference between (i) the fair market value of Amalco Shares received by such U.S. Holder in the Amalgamation and (ii) the adjusted tax basis of such U.S. Holder in such Amalgamating Company Shares exchanged in the Amalgamation

2. The aggregate basis of Amalco Shares received by a U.S. Holder of Amalgamating Company Shares in the Amalgamation would be equal to the aggregate fair market value of Amalco Shares at the time of receipt

3. The holding period of Amalco Shares received by a U.S. Holder of Amalgamating Company Shares in the Amalgamation would begin on the day after receipt.

It is possible that the Amalgamation may qualify as a Type C Reorganization with respect to National but not qualify as a Type D Reorganization with respect to Alamos, or vice versa, in which case the Amalgamation would be a taxable transaction with respect to the U.S. Holders of the Amalgamating Company for which the Reorganization requirements were not satisfied.

Subject to the PFIC rules discussed below, such gain or loss recognized under paragraph (a) generally will be capital gain or loss if such Amalgamating Company Shares were held as capital assets at the time of the Amalgamation and will be long-term capital gain or loss if the U.S. Holder's holding period for such Amalgamating Company Shares is more than one year at the time of the Amalgamation. Deductions for capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

PFIC Rules with Respect to the Amalgamation

Definition of a PFIC

For U.S. tax purposes, a foreign corporation is classified as a passive foreign investment company ("PFIC") for each taxable year in which either (a) at least 75% of its gross income is "passive" income (the "income test") or (b) at least 50% of its assets by fair market value (or, if the corporation is not publicly traded and either is a "controlled foreign corporation" as defined in Section 957(a) of the Code or makes an election, by adjusted tax basis) produce passive income or are held for the production of passive income (the "assets test"). For purposes of the income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such tests, passive income does not include any income which is interest, a dividend or a rent or royalty, which is received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

PFIC Status of Alamos, National and Amalco

Alamos believes that it qualified as a PFIC for its most recent fiscal year ended on or prior to the date of the Amalgamation, may have qualified as a PFIC in earlier fiscal years and may qualify as a PFIC for its current fiscal year. National believes that it qualified as a PFIC for its most recent fiscal year ended on or prior to the date of the Amalgamation, may have qualified as a PFIC in earlier fiscal years and may qualify as a PFIC for its current fiscal year. Based on a review of the planned activities of Amalco, the Amalgamating Companies expect that Amalco will qualify as a PFIC for its first fiscal year after the Amalgamation. However, there can be no assurances that unanticipated events will not cause an Amalgamating Company to qualify or fail to qualify as a PFIC and/or Amalco to qualify or fail to qualify as a PFIC, or that any determination concerning an Amalgamating Company's and/or Amalco's current or expected PFIC status will not be challenged by the IRS.

Impact of PFIC Rules on Reorganization Treatment of the Amalgamation for Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder as a result of the Amalgamation will depend on whether the U.S. Holder has made a timely and effective election to treat an Amalgamating Company as a qualified electing fund under Section 1295 of the Code for the tax year that is the first year in the U.S. Holder's holding period of Amalgamating Company Shares during which an Amalgamating Company qualifies as a PFIC (a "QEF Election"). A U.S. Holder of a PFIC who made such a QEF Election may hereinafter be referred to as an "Electing Shareholder" and a U.S. Holder of a PFIC who did not make a QEF Election may hereinafter be referred to as a "Non-Electing Shareholder." The impact of the PFIC rules on a U.S. Holder as a result of the Amalgamation may also depend on whether the U.S. Holder has made a mark to market election under Section 1296 of the Code (*See* "Mark to Market Election" below).

If a U.S. Holder has not made a timely and effective QEF Election with respect to the first year in the U.S. Holder's holding period in which an Amalgamating Company is a PFIC, such U.S. Holder may qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF Election and a "deemed sale election" to recognize under the rules of Section 1291 of the Code, any gain that he would otherwise recognize if the U.S. Holder sold his stock on the "qualification date". The qualification date is the first day of an Amalgamating Company's tax year in which an Amalgamating Company qualified as a "qualified electing fund" with respect to such U.S. Holder. The deemed sale election can only be made if such U.S. Holder held Amalgamating Company Shares on the qualification date. By timely making such QEF and deemed sale elections, the U.S. Holder will be deemed to have made a timely QEF Election.

Section 1291(f) of the Code provides that to the extent provided in regulations, non-recognition transfers of stock in a PFIC, such as a Reorganization, result in gain recognition for purposes of the excess distribution rules under Section 1291. The Proposed Treasury Regulations provide that U.S. Holders must report certain information to the IRS on Form 8621 with their federal income tax return for the taxable year in which the Amalgamation occurs. U.S. Holders are urged to consult with their own tax advisors concerning such reporting requirement.

Electing Shareholders

Under the Proposed Treasury Regulations, the PFIC rules should not cause an Electing Shareholder to recognize gain in a Reorganization. Thus, the PFIC rules should not result in gain recognition to a U.S. Holder who is an Electing Shareholder with respect to the Amalgamation, assuming that the Amalgamation otherwise qualifies as a Reorganization.

Non-Electing Shareholders

Under the Proposed Treasury Regulations, a Non-Electing Shareholder will not recognize gain in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC so long as such Non-Electing Shareholder receives in exchange stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the transfer. However, a Non-Electing Shareholder will recognize gain (but not loss) in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC and receives in exchange stock of another corporation that does not qualify as a PFIC for its taxable year that includes the day after the transfer.

As discussed above, it is expected that Amalco will qualify as a PFIC for its first fiscal year after the Amalgamation. There can be, however, no assurances that unanticipated events will not occur which would cause Amalco to fail to qualify as a PFIC or that any determination concerning Amalco's PFIC status will not be challenged by the IRS.

If Amalco does not qualify as a PFIC for its taxable year that includes the day after the Amalgamation, it appears that, under the foregoing rules contained in the Proposed Treasury Regulations, a Non-Electing Shareholder will recognize gain (but not loss) on the Amalgamation, regardless of whether the Amalgamation qualifies as a Reorganization. As a result, such a Non-Electing Shareholder would recognize a gain (but not loss) on the Amalgamation equal to the difference between (i) the fair market value of Amalco Shares received by such U.S. Holder pursuant to the Amalgamation and (ii) the adjusted tax basis of such U.S. Holder in the Amalgamating Company Shares effectively exchanged therefor. In addition, the gain realized upon the Amalgamation will: (i) be allocated *pro rata* over a Non- Electing U.S. Holder's holding period for the Amalgamating Company's Shares; (ii) be subject to tax at the highest rate applicable to ordinary income in such years; and (iii) result in an interest charge on such tax which is deemed to be deferred. The PFIC rules regarding the recognition of gain by a U.S. Holder are also applicable to taxable dispositions of shares of a PFIC, including, for example, a disposition by a U.S. Holder of Amalgamating Company Shares under the Amalgamation if the Amalgamation fails to qualify as a Reorganization, and a disposition of Amalgamating Company Shares by a U.S. Holder who dissents to the Amalgamation and is paid the value of their Amalgamating Company Shares.

If Amalco does qualify as a PFIC for its taxable year that includes the day after the Amalgamation, it appears that, under the foregoing rules contained in the Proposed Treasury Regulations, a Non-Electing Shareholder should not recognize gain in the Amalgamation, assuming that the Amalgamation otherwise qualifies as a Reorganization. In order for Non- Electing Shareholders to not recognize gain, the Proposed Treasury Regulations require such Non-Electing Shareholders to file certain information regarding the Amalgamation. Non- Electing Shareholders should consult their U.S. tax advisors regarding these requirements.

Mark to Market Election

U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to an Amalgamating Company's Shares. The Proposed Treasury Regulations described above do not address the impact of a mark-to-market election on a Reorganization involving a PFIC and the IRS has not issued any other guidance regarding the effect of a mark-to market election on a Reorganization involving a PFIC.

Status of Proposed Regulations

The Proposed Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. If the Proposed Treasury Regulations are adopted in their current form, the tax consequences to a U.S. Holder of Amalgamating Company Shares should be as set forth in the preceding paragraphs. However, because the Proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of Code provisions applicable to PFICs and that it considers the rules set forth in the proposed regulations to be reasonable interpretations of those Code provisions.

The PFIC rules are complex and subject to interpretation. The implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which may be promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in Amalgamating Company Shares and the Amalgamation, including, without limitation, whether a QEF Election, "deemed sale" election and "mark-to-market" election may be used to reduce the significant adverse U.S. federal income tax consequences of the PFIC rules.

Application of Section 367 to U.S. Holders in the Amalgamation

In the case of reorganizations involving foreign corporations, under certain circumstances Section 367 of the Code imposes additional requirements on certain U.S. Holders in order for the Amalgamation to be treated as a Reorganization with respect to such U.S. Holders. Generally a U.S. Holder should not be required to file a gain recognition agreement (a "GRA") with the IRS as a result of the Amalgamation, regardless of whether such U.S. Holder owns 5% or more of the total voting power or value of Amalco immediately after the Arrangement. However, certain transfers of assets of an Amalgamating Company by Amalco following the Amalgamation may require a U.S. Holder that owns 5% or more of the total voting power or value of Amalco to file a GRA with the IRS. Each U.S. Holder should consult its own U.S. tax advisor regarding the GRA requirements.

A U.S. Holder who receives Amalco Shares pursuant to the Amalgamation may have to comply with certain reporting requirements under Section 367 and Treasury Regulations promulgated thereunder. Each U.S. Holder should consult its own U.S. tax advisor regarding the requirements of such reporting requirements.

Dissenting U.S. Holders

Subject to the PFIC rules discussed above, a U.S. Holder who exercises the right to dissent from the Amalgamation will recognize gain or loss on the exchange of such holder's Amalgamating Company's Shares for cash in an amount equal to the difference between (i) the amount of cash received (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) such holder's adjusted tax base in its Amalgamating Company Shares. Subject to the PFIC rules discussed above, such gain or loss generally will be capital gain or loss if such shares were held as capital assets at the time of the Amalgamation and will be long-term capital gain or loss if the U.S. Holder's holding period for such shares is more than one year at such time. Deductions for capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such capital loss may be carried over to be used in later tax years until

such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Gains

The fair market value of any Canadian currency received by Amalgamating Company Shareholders in the Amalgamation will generally be based on the rate of exchange on the date of the Amalgamation. A subsequent disposition of any Canadian currency received (including its conversion into U.S. currency) will generally give rise to gain or loss, treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, holding and disposing of Canadian dollars.

No Ruling or Legal Opinion

No legal opinion from U.S. counsel and no ruling from the IRS concerning the U.S. federal income tax consequences of the Amalgamation has been obtained and none will be requested. This summary is not binding on the IRS and the IRS is not precluded from taking a different position or positions. U.S. Holders should be aware that some of the U.S. federal income tax consequences of the Amalgamation are governed by provisions of the Code as to which there are no final Treasury Regulations and little or no judicial or administrative guidance.

Backup Withholding Tax and Information Reporting Requirements

Payments to certain U.S. Holders of dividends made on, or the proceeds of the sale or other disposition of, the Alamos Shares, National Shares or Amalco Shares, as the case may be, may be subject to information reporting and U.S. federal backup withholding tax at the rate of 30% if the U.S. Holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld from a payment to a U.S Holder under the backup withholding rules is allowable as a credit against the U.S. Holder's U.S. federal income tax, provided that the required information is furnished to the IRS.

THE DISCUSSION OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS THAT MAY APPLY TO A U.S. HOLDER OF ALAMOS SHARES, NATIONAL SHARES OR AMALCO SHARES. U.S. HOLDERS OF ALAMOS SHARES, NATIONAL SHARES AND AMALCO SHARES ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE AMALGAMATION, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Each U.S. Holder is strongly advised to consult his or her own tax advisors as to the United States federal income tax considerations of the Amalgamation, including the particular facts and circumstances that may be unique to such U.S. Holder, and as to any estate, gift, state, local or non-United States tax consequences.

Right of Dissent

The following description is not a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his or her shares and is qualified in its entirety by reference to the full text of section 207 of the *Company Act* which is attached to this Circular as Appendix H. A shareholder who intends to exercise the right of dissent should carefully consider and comply with the provisions of that section. Failure to comply with the provisions of that section and to adhere to the procedures established therein may result in the loss of all rights thereunder.

As indicated in the Notices of Meeting any holder of Alamos Shares or National Shares is entitled to be paid the fair value of all, but not less than all, of his Alamos Shares or National Shares in accordance with section 207 of the *Company Act* if the holder dissents to the Amalgamation and the Amalgamation becomes effective. A holder of Alamos Shares or National Shares is not entitled to dissent with respect to the Amalgamation if he votes any of such shares in favour of the Special Resolution approving and adopting the Amalgamation Agreement. Exercise of a proxy does not constitute a written objection for the purposes of the *Company Act*. A brief summary of the provisions of section 207 of the *Company Act* is set out below and the text of such section is set out in full in Appendix H to this Circular.

Under section 207 of the *Company Act* a dissenting shareholder has until seven days following the Meetings to send a written notice of dissent to the Special Resolution approving and adopting the Amalgamation Agreement. If the Special Resolution approving and adopting the Amalgamation Agreement is approved by the Alamos Shareholders and the National Shareholders, Alamos and/or National must notify the dissenting shareholder of its intention to act upon the Special Resolution. The dissenting shareholder is required, within fourteen days after the company gives such notice, to send to the company a written notice that he requires the company to purchase all the shares in respect of which he gave notice of dissent together with the share certificate or certificates representing such shares whereupon the dissenting shareholder is bound to sell and Alamos, National or Amalco, as the case may be, is bound to purchase such shares.

A dissenting shareholder who has complied with the aforementioned provisions of section 207 of the *Company Act* or Alamos, National or Amalco, as the case may be, may apply to the Court for an order requiring such shares to be purchased, fixing the price and terms of purchase and sale or ordering that they be determined by arbitration, and the Court may make such order and such consequential orders or directions as the Court considers appropriate. There is no obligation on Alamos, National or Amalco to make application to the Court. The dissenting shareholder shall be entitled to receive the fair value of his shares as of the day before the applicable Meeting or such later date on which the Special Resolution approving the Amalgamation Agreement is passed.

Persons who are beneficial owners of shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owner of such shares is entitled to dissent. A registered holder such as a broker who holds shares as nominee for beneficial owners, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the shares held for such beneficial owners. In such case, the notice of dissent should set forth the number of shares covered by it.

Under the Amalgamation Agreement, the obligation to implement the Amalgamation is conditional on neither Alamos nor National having received notices of dissent from persons holding, in the aggregate, greater than 2% of the issued and outstanding Alamos Shares and National Shares, respectively. If notices of dissent are delivered with respect to more than such number of Alamos Shares or National Shares then, unless such condition is waived, the Amalgamation will not be implemented.

Addresses for Notices

All notices to Alamos pursuant to section 207 of the *Company Act* should be addressed to the registered office of Alamos at Suite 2300 - 1055 Dunsmuir Street, Vancouver, BC V7X 1J1. All notices to National pursuant to section 207 of the *Company Act* should be addressed to National at 10th Floor, 595 Howe Street, Vancouver, BC V6C 2T5, which is to be National's registered office upon completion of the Continuance.

PART II: THE COMPANY RESULTING FROM THE AMALGAMATION

General

By operation of law, upon completion of the Amalgamation, all of the operations, assets and liabilities of each of Alamos and National will be assumed by a new company - Amalco - and each of Alamos and National will cease to exist. Amalco will continue to carry on the business and exploration activities currently carried on by Alamos and National and conduct its affairs in the ordinary course of business. Accordingly, Amalco will be subject to the same risk factors associated with the current business of Alamos and National. For a discussion of the business, assets and operations of Alamos, see "Part III: Information Concerning Alamos". For a discussion of the business, assets and operations of National, see "Part IV: Information Concerning National".   For a discussion of the risks associated with the Amalgamation and the business of Alamos and National, see "Part II: The Company Resulting From the Amalgamation" – "Risk Factors Relating to the Amalgamation" and "Risk Factors Relating to Amalco's Business."

Description of Amalco Shares

The share capital of Amalco will consist of 1,000,000,000 common shares without par value, of which 29,366,736 will be issued and outstanding on the Effective Date of the Amalgamation, assuming no further Alamos Shares or National Shares are issued or reserved for issuance prior to the Effective Date of the Amalgamation. The number of Amalco Shares to be issued is, however, subject to reduction to the extent that any Alamos Shares or National Shares are purchased as a result of dissent proceedings under the *Company Act*. See "Right of Dissent" under "Part I: The Amalgamation".

All of the Amalco Shares will be fully paid and not subject to any future call or assessment. All of the Amalco Shares will rank equally as to voting rights, participation in a distribution of the assets of Amalco on a liquidation, dissolution or winding-up of Amalco and the entitlement to dividends. The Amalco Shareholders will be entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each Amalco Share will carry with it the right to one vote. There will be no pre-emptive rights or conversion rights, and no right of redemption or repurchase. Provisions for the creation, modification or variation of the rights attaching to the Amalco Shares are contained in the Articles of Amalco and the *Company Act*.

Corporate Structure of Amalco

On the Effective Date of the Amalgamation, all of the subsidiaries of each of Alamos and National will become subsidiaries of Amalco, such that the overall corporate structure (excluding inactive subsidiaries) will be as represented in the following diagram:



Notes:
(1) Please refer to "Part II: The Company Resulting From The Amalgamation" – "The Salamandra Property".
(2) Please refer to "Part III: Information Concerning Alamos" – "Mineral Properties of Alamos" - "La Fortuna Property, Mexico".

Corporate Name and Fiscal Year End

Amalco will continue operating under the name "Alamos Gold Inc." It is currently anticipated that the Amalgamation will be effective on or around February 17, 2003 and Amalco will have a year-end of December 31. As such, it is anticipated that the first annual general meeting of Amalco will be held no later than June 2003.

Auditors, Registrar and Transfer Agent of Amalco

The auditors of Amalco will be De Visser Gray, Chartered Accountants, 905 West Pender Street, Suite 401, Vancouver, British Columbia, V6C 1L6. The registrar and transfer agent of Amalco will be Pacific Corporate Trust Company, 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8.

Stock Option Plan and Pro-Forma Amalco Stock Options

Alamos does not have a stock option plan in place but it has previously granted options to its directors, officers, employees and other eligible individuals under separate option agreements. National currently has in place the National Stock Option Plan pursuant to which options are granted to its directors, officers, employees and other eligible individuals.

As at December 16, 2002, there were 2,600,000 outstanding Alamos Stock Options to purchase 2,600,000 Alamos Shares. Pursuant to the Amalgamation, these Alamos Stock Options will be exchanged for Amalco Stock Options on the basis of 0.5 Amalco Stock Options for each Alamos Stock Option held. As at December 16, 2002, there were 1,347,500 outstanding National Stock Options to purchase up to an aggregate of 1,347,500 National Shares granted under the National Stock Option Plan. 500,000 National Stock Options are to expire on December 28, 2002. Assuming these 500,000 National Stock Options lapse without exercise, then pursuant to the Amalgamation, the remaining 847,500 National Stock Options will be exchanged for Amalco Stock Options at a ratio of 0.42517 Amalco Stock Options for each National Stock Option held.

Assuming no further stock options are issued or cancelled by Alamos or National or exercised by the optionees prior to the Effective Date of the Amalgamation, there will be outstanding, as of the Effective Date of the Amalgamation, 1,660,331 Amalco Stock Options to purchase 1,660,331 Amalco Shares.

Following the Amalgamation, Amalco may adopt the National Stock Option Plan (the "Amalco Stock Option Plan"). All outstanding Amalco Stock Options previously granted by Alamos under individual stock option agreements will continue to be governed by such agreements. All outstanding Amalco Stock Options previously granted under the National Stock Option Plan will remain governed by the terms of the National Stock Option Plan, which will remain in force solely for that purpose. Neither Alamos nor National will grant additional stock options prior to the Amalgamation.

Amalco may grant stock options following the Effective Date of the Amalgamation once it has obtained Exchange acceptance to the Amalco Stock Option Plan. However, in accordance with the rules and policies of the Exchange, such stock options may not be exercised until the Amalco Shareholders approve the Amalco Stock Option Plan at Amalco's first annual general meeting.

Board of Directors

Following completion of the Amalgamation the Amalco board of directors and management will be as described in the following table:

Name, Position and Municipality of Residence	Principal Occupation During the Past 5 Years	Director Since	No. of Amalco Shares(7)
Chester F. Millar Chairman, President and Director Vancouver, B.C., Canada	Chairman of Alamos, 1996 to present; President of Alamos, 1999 to present; and Chairman of Glamis Gold Ltd., 1985 to 1998.	Effective Date	288,500 (1)
John A. McCluskey Vice-President, Chief Executive Officer and Director Toronto, Ontario, Canada	President and Chief Executive Officer of Grayd Resource Corporation, 1996 to present; Director, Aurcana Corporation since July, 2002; Vice-President, Finance of Inca Pacific Resources Inc., 1996 to 2002; and investor relations consultant, 1992 to present.	Effective Date	342,659 (2)
Stephen R. Stine Vice-President, Chief Operating Officer and Director Centennial, Colorado, U.S.A.	President of Steve Stine and Associates, mining consultants, 2000 to present; President and Chief Executive Officer of Laguna Gold Company, 1998 to 2000; Vice-President, First Dynasty Mines, Ltd., 1994 to 1998.	Effective Date	Nil (3)
Richard W. Hughes Director Sechelt, B.C., Canada	President of Hastings Management Corp., 1984 to present.	Effective Date	43 (4)
James M. McDonald Director Coquitlam, B.C., Canada	President of National, December 1, 2002 to present; Vice-President of Mineral Development for National, March 2000 to November 30, 2002; Director of National since February 1997; President of Makwa Exploration, 1991 to present; and President of Black Bull Resources Inc., December 1997 to January 2001.	Effective Date	459,821 (5)

Name, Position and Municipality of Residence	Principal Occupation During the Past 5 Years	Director Since	No. of Amalco Shares(7)
Sharon Fleming Secretary Vancouver, B.C., Canada	Principal, Fleming & Associates (1994 to present); Corporate Secretary of Alamos Minerals Ltd. (1996 to 2001); Vice-President Administration of Dorel Energy Corporation (2000 to 2002); Corporate Secretary of Grayd Resource Corporation (1996 to present); Corporate Secretary of Inca Pacific Resources, Inc. (1994 to present); Corporate Secretary of Buckeye Energy Corporation (2000 to October, 2002); Corporate Secretary of Global Election Systems Inc. (1994 to 1997); Corporate Secretary of Cee Bee Natural Gas Inc. (1997 to 1998).	Effective Date	Nil (6)

Notes:

(1)   Exclusive of options to purchase 500,000 Amalco Shares and share purchase warrants to purchase 128,750 Amalco Shares.
(2)   Includes 107,250 Amalco Shares held by 369 Sailview Ventures Ltd., a corporation owned 50% by Mr. McCluskey, and is exclusive of options to purchase 250,000 Amalco Shares and share purchase warrants to purchase up to 139,000 Amalco Shares. This does not include 3,967 Amalco Shares and share purchase warrants to purchase up to 204,333 Amalco Shares that are held by Mr. McCluskey's wife.
(3)   Exclusive of options to purchase 125,000 Amalco Shares.
(4)   Exclusive of options to purchase 42,517 Amalco Shares and share purchase warrants to purchase 53,997 Amalco Shares.
(5)   Includes common shares held by Makwa Exploration Ltd., a corporation controlled by Mr. McDonald. Exclusive of share purchase warrants to purchase up to 423,044 Amalco Shares.
(6)   Exclusive of options to purchase 50,000 Amalco Shares.
(7)   This information is furnished by the individual directors and officers, presented on a pro-forma basis.

Pro Forma Consolidated Capitalization

The following table sets forth the pro forma capitalization of Amalco after giving effect to the Amalgamation and the transactions contemplated pursuant thereto as if the Amalgamation had occurred on September 30, 2002.

This table should be read in conjunction with the Alamos and the National consolidated financial statements (including the notes thereto) attached to this Circular in Appendices F and G, respectively, and the pro forma unaudited financial statements (including the notes thereto) attached to this Circular in Appendix E.

The number of shares of Amalco was determined as follows:

Company	Number of Shares	Exchange Ratio	Amalco Shares	Dollar Amount (in thousands)
Alamos shares	32,624,647	1 for 0.5	16,312,323	$18,244.43(2)
National shares	30,703,980(1)	1 for 0.42517	13,054,413	$7,313.63
Totals			29,366,736	$25,558.06

(1)   This total does not include 25,000 National Shares which, as of the date of this Circular, are to be returned to treasury as they were inadvertently issued to Susan McDonald, wife of James McDonald, a director of National. The current issued and outstanding share capital for National is 30,728,980 National Shares.
(2)   Based upon an exchange rate of US$1 = CDN$1.5625.

The Salamandra Property

The proposed Amalgamation will combine the interests of Alamos and National in the Salamandra Property in the south-eastern corner of the State of Sonora, Mexico. National had originally obtained a 100% interest in the Salamandra Property and subsequently entered into a joint venture option agreement with Alamos pursuant to which Alamos acquired the right to earn up to a 50% interest in the Salamandra Property.

Acquisition of the Salamandra Property

Pursuant to an asset purchase agreement (the "Asset Purchase Agreement") dated December 21, 2000, as amended March 23, 2001 and August 21, 2001, among National, MON (then known as O.N.C. de Mexico S.A. de C.V.) and MSA, National, through MON, acquired a 100% interest in the Salamandra Property in consideration for the payment of CDN$11,725,014 in acquisition costs and assigned expenses, payable as follows:

1.   the payment of CDN$250,000 (paid);
2.   the assumption of non-interest bearing promissory notes aggregating CDN$2,750,000 (paid):
    (a)   CDN$1,000,000 of which is due on the earlier of sixty days after the 6-month trailing average gold price equals or exceeds US$300 per ounce or December 31, 2008. This amount became due on August 23, 2002 and was paid by Alamos and National; and
    (b)   CDN$1,750,000 of which is due on the earlier of sixty days after the 9-month trailing average gold price equals or exceeds US$300 per ounce or December 31, 2008. This amount became due on October 17, 2002 and was paid by Alamos and National;
3.   the assumption of a non-interest bearing debenture (the "Debenture") for CDN$7,500,000 due and payable on the earlier of ninety days after the 9-month trailing average gold price equals or exceeds US$325 per ounce or December 31, 2010;
4.   the assumption and payment of US$420,000 in liabilities (paid); and
5.   payment of all applicable taxes, fees, commitments and other payments required to be paid to maintain the Salamandra Property in good standing.

MSA subsequently assigned all of its rights and obligations under the Asset Purchase Agreement to Tenedoramex and Kennecott. If and when any ore, mineral or other commercially valuable product is mined from the Salamandra Property, and while the Debenture remains outstanding, MON is required to pay quarterly capital payments ("Capital Payments") per ounce of gold or gold equivalent produced to Tenedoramex and Kennecott based on the price of gold. The Capital Payments range from US$5.00 per ounce when gold is priced at below US$275 per ounce and increase in increments of US$2.50 per ounce for every US$25.00 increase in gold price to a maximum of US$15.00 per ounce when gold is priced at US$350 per ounce or higher. Capital Payments are to be credited against the amount outstanding under the Debenture.

Pursuant to the Royalty for Technical Expertise Agreement dated March 23, 2001 between MON and MSA, the Salamandra Property is burdened with a sliding scale net smelter returns ("NSR") royalty payable to Tenedoramex and Kennecott, as assignees, on the first 2,000,000 ounces of production. The royalty commences at 1.0% NSR when the price of gold is less than US$300 per ounce rising to 5% NSR when the price of gold exceeds US$400 per ounce. Sliding scale minimum quarterly advance royalty payments (the "Royalty Reserve") of CDN$25,000 are due when the price of gold is equal to or less than US$275 per ounce, rising to CDN$150,000 per quarter if the price of gold exceeds US$375 per ounce. The Royalty Reserve is to be credited towards (i) firstly, any amounts owing in respect of the NSR royalty; and (ii) secondly, at MON's election towards outstanding obligations under the Debenture.

Alamos and National entered into a joint venture and option agreement (the "Joint Venture Agreement") dated October 17, 2001, as amended and restated, pursuant to which Alamos acquired an option (the "Option") to earn up to a 50% interest in the Salamandra Property by performing the following:

1.   paying the financial obligations of National as they came due after the date of the Joint Venture Agreement under the Asset Purchase Agreement and all taxes or costs in connection with the Salamandra Property that came due after the date of the Joint Venture Agreement until CDN$875,000 has been paid in the aggregate, which amount included CDN$100,000 previously advanced by Alamos to National);

2.   using reasonable best efforts to obtain certain leach permits from the Mexican authorities not later than December 15, 2002;

3.   incurring an aggregate of CDN$1,500,000 in connection with a pre-production program (the "Pre-production Program") within the later of 18 months from the date (the "Registered Operator Date") that Alamos or a wholly-owned Mexican subsidiary thereof became the registered operator in connection with the Salamandra Property and June 14, 2004;

4.   completing the Pre-production Program with the purpose of obtaining sufficient information to demonstrate the economic feasibility of the Salamandra Property, within the later of 18 months from the Registered Operator Date and June 14, 2004;

5.   paying to National CDN$2,000,000 on or before 48 months from the Registered Operator Date and June 14, 2004; and

6.   assuming on a joint and several basis all further obligations in connection with the Asset Purchase Agreement and providing all security interests, charges and liens required to be provided to Tenedoramex and Kennecott.

Tenedoramex, Kennecott, Alamos and Bienvenidos entered into an agreement dated October 17, 2001, regarding Alamos' conduct of exploration work on the Salamandra Property.

On October 17, 2002, Alamos and National entered into a letter agreement (the "October 2002 Letter Agreement") pursuant to which Alamos agreed to provide a CDN$675,000.00 convertible loan (the "Loan") to National in order for National to satisfy its obligation to contribute its proportionate share of a CDN$1,525,000 payment for direct acquisition costs due to Tenedoramex and Kennecott as of the date of the Letter Agreement in connection with the Joint Venture Agreement. As consideration for the Loan, National issued a convertible note to Alamos exercisable into 2,327,586 National Shares for a period of 12 months. As additional consideration for the Loan, Alamos and National agreed as follows:

1.   Alamos was deemed to have completed its CDN$1,500,000 expenditure obligation on the Salamandra Property;

2.   Alamos was deemed to have completed the Pre-production Program;

3.   Alamos was entitled, at its sole discretion and control, to administer all programs referred to in the definition of "Social Costs" under the Joint Venture Agreement;

4.   Alamos, and not National, was entitled to charge the applicable 2.5% management fee in respect of such payments for "Social Costs" and may receive a credit against its required expenditures in the Joint Venture Agreement for such management fee;

5.   National was to provide Alamos with National's portion of all "Social Costs" to be paid; and

6.   Alamos and National agreed to merge based upon a share exchange ratio to be negotiated in good faith between the parties.

On December 4, 2002, Randol International Ltd. advised Alamos that it is claiming a 0.25% NSR royalty on any production from mining activities on the Mulatos deposit on the Salamandra Property. Alamos is of the view that this claim is without merit.

The Property

A large portion of the information on the Salamandra Property given below has been extracted from a report prepared for Alamos entitled "Qualifying Report on the Salamandra Gold Property, Sonora, Mexico" dated June 25, 2002 prepared by Behre Dolbear & Company Ltd. (the "Behre Dolbear Report"). Behre Dolbear & Company Ltd., an independent consulting firm specializing in performing mineral industry studies for mining companies, financial institutions and natural resource firms, also prepared a report on the Salamandra Property for National in January 2001. Derek C. Rance, P. Eng., was the "qualified person", as such term is defined in National Instrument 43-101, who was the main author of both reports. Other qualified persons who contributed to the review of the Salamandra Property and to the writing of the Behre Dolbear Report were Dr. Qingpeng Deng, who acted as geologist and geostatistician for the work, and Richard Kunter, who acted as the metallurgist on the review of the property.

A full copy of this report is available for viewing on SEDAR at www.sedar.com, and the full report should be reviewed in order to put the following discussion in context.

Behre Dolbear has not observed the drilling, sampling, sample preparation and sample analysis processes for the Salamandra Property. Descriptions of the drilling, sampling, sample preparation and sample analysis for the project are based on discussions involving one or more of the qualified persons listed above with technical personnel of Placer Dome and numerous reports and memoranda.

Behre Dolbear has randomly selected about 5 percent of the drill holes and underground channels for database verification. Copies of the originally assay certificates or original assay data files for those selected drill holes/channels were sent to the Behre Dolbear's Denver office by Placer Dome. Comparing these original assay certificates and/or original data files with assays in the Mulatos drill hole database provided by Placer Dome indicates that, other than a few random data entry errors and inconsistencies in treating the duplicate assays, assays below the detection limit, and assays with both AA finish and gravimetrical finish, the database is in an acceptable condition. The few data entry errors found by Behre Dolbear appear random in nature and should not produce any significant impact on the resource estimation.

Property Description and Location

The Salamandra Property is located in the Municipality of Sahuaripa, in the south-eastern corner of the State of Sonora, Mexico, in close proximity to the border of the neighbouring State of Chihuahua. The property location is approximately 220 km east of the City of Hermosillo and 300 km south of the U.S. border. Geographic coordinates of the property are 108° 44' West longitude, 28° 39'North latitude.

The Salamandra Property includes the Mulatos deposit and six satellite gold systems known as El Halcon, La Yaqui, Los Bajios, El Jaspe, La Dura, and El Carricito. The property consists of 16,082.5 hectares of mineral concessions as listed in the following table (the "Salamandra Concessions").

Mineral Concessions

Concession Name	Type	Title Number	Area (ha)	Expiration Date
Bety	Exploitation	191273	453.7	18-Dec-2041
Carolina	Exploitation	191272	347.0	18-Dec-2041
San Miguel 1	Exploitation	191139	16.7	18-Apr-2041
San Miguel 2	Exploitation	195438	20.3	13-Sept-2042
La Central	Exploitation	196111	96.0	22-Sept-2042
La Central No. 1	Exploitation	196108	81.3	22-Sept-2042
Continuación de Virgencita	Exploitation	190634	100.0	28-Apr-2041
San Carlos	Exploitation	196112	9.0	22-Sept-2042
El Victor de Mulatos	Exploitation	196110	18.0	22-Sept-2042
Cristina	Exploitation	191271	290.0	18-Dec-2041
Nuevo Mulatos	Exploitation	180600	30.0	12-Jul-2037
La Salamandra Fraccion 1	Exploitation	212185	8072.7	29-Aug-2048
La Salamandra Fraccion 2	Exploitation	212186	1161.5	29-Aug-2048
La Salamandra Fraccion 3	Exploitation	212187	604.0	29-Aug-2048
Mirtha	Exploitation	206755	470.3	11-Mar-2048
Tequila	Exploitation	206724	18.7	11-Mar-2048
Alejandra	Exploitation	217765	406.9	12-Aug-2052
Capulin 2	Exploitation	217556	12.0	15-Jul-2052
San Lorenzo	Exploitation	210493	60.0	7-Oct-2049
San Lorenzo	Exploitation	211573	15.6	15-Jun-2050
El Jaspe	Exploitation	209714	78.0	02-Aug-2049
El Marrano	Exploitation	217518	434.0	15-Jul-2052
El Carricito	Exploration	206895	2176.8	04-Apr-2004
El Carricito 2	Exploration	212507	100.0	30-Oct-2006
Cerro Pelon	Exploration	213670	500.0	07-Jun-2007
Cerro Pelon 2	Exploration	214866	500.0	03-Dec-2007
Los Compadres	Exploration	New	10.0	New
Total			16,082.5	

Mineral Rights

Mineral rights for all of the concessions comprising the Salamandra Property are controlled by MON, National's wholly-owned Mexican subsidiary.

In Mexico, individuals or companies may register a mining claim, which is valid for a non-renewable term of six years. Each mining claim must be legally surveyed and is subject to an annual tax for the mining rights and as well, a certain amount of work must be done annually; proof of which must be filed each year with the proper authorities. Failure to perform the required work and file the receipts, can lead to the claim being invalidated. The amount of the tax on mining rights (impuestos) and work required (comprobación de obras), increases with each passing year.

At the end of six years, application must be made to change the title to an exploitation concession, with such title being valid for a renewable term of 50 years (subject to certain conditions). On the conversion to exploitation, the size of the concession can be reduced to cover only the economic mineral occurrence. Again, there is an annual tax for the mining rights as well as a requirement that a certain amount of investment be made in the concession. During exploitation, smelter receipts can be produced in the amount of the work required, if so desired. As with the exploration phase, the annual tax increases each year until the fifth year when it then becomes a fixed amount annually. In the exploitation phase, the work requirement is strictly based on concession size and does not change, except when the government adjusts the amount to account for inflation, etc.

In order to take advantage of the fact that in any given year, work might only be done in one area of a mining property, the Mexican government allows claims or concessions to be grouped, and work done on one of the claims to be applied to the entire group. However, in the event of grouping, each claim or concession in the group is deemed to be the same age as the oldest claim or concession in the group for the purpose of determining mining rights taxes ("impuestos").

The estimated amount of impuestos payable for the year 2003 are detailed in the following table. As in Canada, work can be banked and MON has approximately $7.9 million in comprobación de obras banked. Therefore, the only charges that MON will have to pay in the foreseeable future are the impuestos.

Concession Type	Estimated 2003 Concession Taxes (US$)(1)
Exploration Concessions	$6,771
Exploitation Concessions	$216,344
Total:	$223,115

(1)   The exact amount of the concession taxes will be calculated when the Mexican mining bureau posts its rates as adjusted for inflation. Approximately 50% of the estimated 2003 mining taxes are due in January, 2003 with the remainder due in July, 2003. Alamos and National are aware of a possible US$215,000 under-payment of mineral concession taxes on the Salamandra Property and are in the process of verifying this.

    Surface Rights
Surface rights to the land required for mine development belong to the Ejido Mulatos.

The *ejido* system is a system where rural communities (the "ejido") collectively own agricultural lands, which have been acquired from the federal government for the purposes of agricultural development and/or cattle ranching. Based on the Agrarian Law of 1992, an ejido has the right to lease the property under its control and in some cases, can sell the land.

Each resident of the community belongs to the ejido, however only one delegate or *ejidatorio* per household (usually the male head of the household) can belong to the *Asamblea de Ejidatarios,* the governing body of the ejido. In the Ejido Mulatos, the Asamblea de Ejidatarios consists of 78 members, meaning that there are 78 households in the ejido (the village of Mulatos and surrounding area).

Pursuant to an agreement (the "1995 Surface Agreement") between MSA and the Ejido Mulatos, MSA obtained a lease of all land required for the development of the Mulatos, Escondida and El Victor deposits. MSA assigned its rights to the 1995 Surface Agreement to MON. The Asamblea de Ejidatarios ratified the 1995 Surface Agreement by a simple majority vote on November 26, 1995. The 1995 Surface Agreement supersedes two previous agreements dated November 26, 1992 and January 16, 1994.

The 1995 Surface Agreement defines areas to be used for exploration and exploitation, and covered 2,630.5 hectares of land, of which 630 hectares are designated for exploitation and 2,005.5 hectares for exploration. MON is now responsible for payment of the Mining Concession Taxes and surface rights land boundaries can be adjusted as required to suit the project's requirements. Annual lease payments were initially set at US$225/ha for exploitation and US$75/ha for exploration. These rates are adjusted annually for the inflation rate in the United States. The exploitation Surface Rights Payments for the year 2002 were based on 352 hectares for a total cost of CAN$84,525. It is anticipated that the 352 hectares area will be sufficient for the next 3 to 5 years.

According to the 1995 Surface Agreement, MSA is also obligated to:

* Provide basic health care for the village of Mulatos during the exploration period;
* Build and operate a medical clinic during the time in which the mine is operating;
* Ensure that Mexico's educational standards are met by the local schools (pre-primary, primary and secondary);
* Provide an electrical power distribution system and sewage collection and treatment system for the village of Mulatos;
* Provide free electrical power during the mine operating period for the village of up to 800 people; and
* Upon mine closure, ensure that the village of Mulatos has a reliable power supply.

Currently, these additional obligations cost in the order of $5,000 per month, over and above the lease payments.

The 1995 Surface Agreement was submitted to the *Direccion General del Minas,* under the Mexican Mining Law, to obtain a federal government document called an *Ocupación Temporal.* An Ocupación Temporal is analogous to a surface easement in that the area agreed upon with the surface rights holder is registered with the government and as such, the surface owner must allow the mining concession owner access and use. The 1995 Surface Agreement has been accepted and registered in the *Registro Agrario Nacional,* the government land registry.

In January 1995, a lawsuit was filed by a group of Mulatos ejidatarios, seeking a renegotiation of the November 26, 1992 and January 16, 1994 agreements. While the earlier agreements were superseded by the 1995 Surface Agreement, the group refused to withdraw the lawsuit on the basis that a group of 13 ejidatarios were not in agreement with the 1995 Surface Agreement. The Agrarian Tribunal found in favour of MSA regarding the lawsuit in 1999. This decision was appealed to the Circuit Court, which subsequently rendered a decision confirming the decision of the lower level court on March 30, 2000. The plaintiffs had the right to object to the decision to the decision of the Circuit court by June 19th of 2000, but failed to do so. The relationship between MSA (a Mexican corporation formerly owned as to 70% by Placer Dome and 30% by Kennecott) and the group of 13 ejidatarios was complicated. Select individuals from the group of 13 had denied MSA access to select areas away from the Mulatos deposit but covered by the lease agreement. The actions had minor impact on exploration efforts and did not affect the Mulatos deposit area.

There are provisions under the 1995 Surface Agreement that allows for the reduction of the amount of land to be utilized under the lease after the fifth anniversary of the agreement upon the Company giving notice to the Ejido Mulatos. The effect of the election will be to reduce the annual lease payments to the Ejido Mulatos from approximately US$330,000 to US$53,000.

In early January 2002, National attempted to deliver the notice and the reduced payment to the president of the Ejido Mulatos, but the president did not accept them. On January 15, 2002, after having failed to find another member of the Ejido Mulatos on whom the payment and notice could be given, National deposited the payment and notice with the Agrarian Tribunal. On January 25, 2002, a new board was appointed to represent the Ejido Mulatos. On the motion of National, the Agrarian Tribunal held a hearing on March 18, 2002, for the Ejido Mulatos to either accept the payment reduction or to show cause why it should not accept it. At the hearing, the Ejido acknowledged that the 1995 Surface Agreement was in good standing, but rejected National's right to make the reduced payment on the basis that such a reduction could only be effected by mutual agreement. In August 2002, the Agrarian Tribunal declined to decide the issue and declared that such matter would have to be decided through the court process. Shortly thereafter, the Ejido Mulatos commenced a legal action in Hermosillo, Mexico disputing the annual lease payments due to them and claiming that they are owed US$337,000 for the year 2002 plus interest and costs. National and MON are defending the action and are of the view that the claim is without merit.

Potential Environmental Liabilities

At the Salamandra Project, only the Mulatos deposit has been evaluated to the point where potential environmental liabilities have been identified. Mulatos has potential environmental liabilities, which would be similar to many open-pit heap leach gold operations. These include:

* Acid Rock Drainage ("ARD")
* Cyanide Containment and Handling
* Contamination of local water courses
* Dust
* Noise
* Mercury contamination from garimpero mining

ARD had been recognized as a potential problem by MSA. Static and Dynamic ARD testing have been done on all of the rock types at the Mulatos deposit and it has been found that all rock types that will be mined in the open pit have the potential to generate acid. As such, the development plans called for all waste to be encapsulated in impermeable materials.

The Mulatos orebody crosses the Arroyo Mulatos, which is a perennial stream. Consequently, if completed, the Mulatos Pit would fill with water, which will likely be acidic in nature and contain elevated levels of certain heavy meals. However, test work by MSA has shown that ongoing inflow from the Arroyo Mulatos stream will ultimately dilute contaminants to levels which are within Mexican drinking water standards. In the interim until equilibrium is achieved, it may be necessary to treat outflow from the Mulatos Pit with lime.

As with any heap leach operation, there will be a considerable volume of dilute cyanide solution used to extract gold from the ore. Plans for exploitation of the Mulatos deposit called for a closed system, with the heap leach pads and ponds to be double lined to State of Nevada standards. At an annual pan evaporation rate of 2,011 mm, evaporation far exceeds annual precipitation of 809 mm. Accordingly, with proper storm water pond capacity, it is not expected that any effluent will need to be released until the end of the life of the mine. At closure, the heaps will be rinsed and the cyanide solutions treated with hydrogen peroxide and then lime to ensure that contaminants are removed prior to release. Heaps will then be capped with impermeable material to prevent ARD.

A number of species of fish exist in the Rio Mulatos and the Arroyo Mulatos. A fisheries study performed for MSA concluded that aquatic life, particularly in the Arroyo Mulatos, has been impacted by both the village of Mulatos and old mining activity. One species of fish found in the fishery study was the "Mexican Stoneroller" which is listed as being in danger of extinction. Given these findings, MSA had been careful to include sediment ponds and seepage collection ponds in their planning, to ensure that any future impacts on the local fishery are minimized.

A certain level of dust and noise are inherent in any mining operation. At Mulatos, these factors, along with flyrock and blast vibration, need special consideration due to the proximity of the village of Mulatos to the proposed open pit.

Independent miners or *garimperos* have been active in the Arroyo Mulatos, extracting gold with the method of amalgamation, which uses mercury. Elevated levels of mercury have been detected in the sediments in the Arroyo Mulatos. It is expected that some remediation of these sediments will be undertaken in conjunction with any proposed mining operation.

Permits
The department responsible for environmental protection in Mexico is SEMARNAP, which is similar to the U.S. Environmental Protection Agency and Canada's Environmental Assessment Agency. SEMARNAP has broad authority to shut down and/or levy fines against facilities that do not comply with environmental regulations or standards.

Regulations require that an environmental impact statement, known in Mexico as a *Manifesto Impacto Ambiental* ("MIA") be prepared by a third-party contractor for submittal to SEMARNAP. Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. Although the regulatory process in Mexico does not have a public review component, proof of local community support for a project is required to gain final MIA approval. A risk analysis must also be prepared in conjunction with the MIA for approval by SEMARNAP.

A number of other approvals, licenses and permits are required for various aspects of a mine development. The most significant permits for the development of the Salamandra Project, other than MIA approval, are permits to extract water from the Rio Mulatos and a blasting permit, issued by the Mexican Army, to purchase, store and use explosives.

MSA received approval for its MIA in July 1997 for the development of an open-pit mining operating extracting 30,000 tonnes per day and for a crushed ore heap leaching facility producing 15,000 tonnes per day. The permit application proposed moving the village of Mulatos. Separate environmental studies and subsequent approvals have also been received for the construction of a new 130 km, 115 kV transmission line from the El Novillo power station, the construction of a new access road from the town of Yecora, and the relocation of the village of Mulatos. The MIA resolution is valid for a period of 10 years from the date of issue.

Land use change approval for the area to be affected by mine development was granted in December 1997. The land use change affects 772 hectares and covers land required for mine development, access road construction, transmission line construction and village relocation. To obtain the permit, MSA entered into an agreement with SEMARNAP to reclaim 772 hectares outside the project area. Reclamation efforts would likely concentrate on land damaged by forest fires, but specific areas would be jointly agreed to by MSA and SEMARNAP. In 2002, the land use change approval area was reduced to 352 hectares, which National and Alamos believe is a sufficient area for the next 3 to 5 years.

Accessibility, Climate and Physiography, Infrastructure and Local Resources

The Salamandra project site lies in a relatively remote area of the Sierra Madre Occidental Mountains. The village of Mulatos, located adjacent to the project, has 422 inhabitants. A second village, Matarachi, is located 20 km to the west of the project and has 135 inhabitants. Regionally, the largest centres are Yecora, which lies 57 km to the southwest and the town of Sahuaripa, (after which the municipal district is named) 108 km to the northwest.

Two roads lead to the Salamandra Project from Hermosillo. The northern route is through the towns of Mazatán, Sahuaripa, Arivechi, Tarachi and Matarachi. The road consists of 220 km of paved road and 90 km of dirt road, with the trip taking 7 hours. The southern route from Hermosillo travels through the towns of La Colorada, Tónichi and Yecora. This road is paved for 266 km, while the final 53 km is dirt road.

At present, it is proposed to use the southern road as the permanent access road to the project. The road from Hermosillo to Yecora is a paved highway (Federal Highway #16), which connects the state capitals of Sonora and Chihuahua. Of the final 53 km from Yecora to the project site, approximately 22 km of new road will have to be constructed, while the remainder will have to be upgraded.

The nearest international airport is at Hermosillo, while special flights using light planes can be arranged, landing at Matarachi, 20 km west of the project site.

The Salamandra Property lies on the western edge of the northern Sierra Madre Occidental Mountains. Topographic relief can be characterized as moderate to severe, with mainly rolling terrain, and occasional V-shaped valleys with cliffs and canyons. Elevations range from 950 m ASL near the Rio Mulatos, to over 1500 m ASL, west of the Mulatos deposit area.

The area has a moderate climate, with summer temperatures averaging 25° C and winter temperatures averaging 13° C, with occasional frost. Winds and precipitation can be severe at times. Average annual rainfall for the area is 809 mm, with the heaviest rainfall occurring from July to September and the driest months being from March to May. Occasional snow may fall at the highest elevations in the project area. Local vegetation is highly diverse and it is estimated that up to 560 species of plants exist in the project area. Generally, vegetation consists of oak trees (ranging from open woodlands to dense forests), thornscrub, cactus and grassland. In addition, some pine trees are found at higher elevations.

Power

A feasibility study on the Salamandra Property's Mulatos deposit in 1997 (the "Feasibility Study") envisioned using power supplied by the Comisión Federal de Electricidad ("CFE") from the El Novillio hydroelectric dam located northwest of the project site. A new 130 km long 115 kV transmission line was envisioned by the Feasibility Study to be constructed from the dam to the project site. More work is needed to determine if a mining operation is viable at current gold prices and if such an operation would use this or some other power sources.

Water

In Mexico, water rights are managed by the *Comisión National del Aqua* ("CNA"). According to Mexican water rights legislation, all users, whether individuals or companies, must pay for the right to use national waters regardless of how the rights were obtained, with the rates being determined by the availability of water and the method of extraction.

The project's main water consumer will be the heap leach facility. The Feasibility Study envisioned using an estimated average annual consumption of 45.6 litres/second (723 US gallons/minute) due to evaporation and water retained within the heap as a result of heap irrigation. In addition to make-up water used for the heap leach facility, the Feasibility Study called for the open-pit will consume water for dust control with the camp consuming water for domestic purposes. Average annual consumption for all purposes was estimated at 58.8 litres/second (932 US gallons/minute), with maximum estimated consumption being in the month of June at 100.2 litres/second (1,588 US gallons/minute).

The project's source of water was to be the Rio Mulatos with water withdrawn east of the proposed open-pit and pumped to a water storage reservoir on the Arroyo Mulatos, above the proposed open pit. A dam was to have been built across the Arroyo Mulatos to create this reservoir, which needs to have a storage capacity of about three months to ensure water supply during the driest months of the year when the Rio Mulatos would not be able to supply sufficient water for the project as proposed by the Feasibility Study. The rights to the water have not as yet been established. Discussions are continuing with the Mayor of Sahuaripa to rent or lease the town's unused water supply.

Current work of the planned heap leach test is designed as the first step in evaluating the feasibility of operating initially at a smaller scale than planned by the Feasibility Study. The purpose is to test the higher grade core of the deposit and evaluate if a profitable mining operation can be started in the core. Prior to the results of the heap leach test and the probable need for more testing it is not possible to say what the water needs of a smaller scale mining operation may be or if such an operation is profitable.

Mining Personnel

Mexico is a country with a long history of mining and has an abundance of labour at all levels, including unskilled labourers, trained operators, tradesmen, engineers and management. The state of Sonora has a number of open-pit mining operations, and recruiting qualified personnel should not be a problem.

It is expected that unskilled labourers will be hired locally from the villages of Mulatos and Matarachi. More skilled personnel required for open-pit operations and ore processing operations are expected to be found in the towns of Yecora and Sahuaripa. Highly skilled personnel in operations, maintenance, administration and supervision will more than likely come from the major cities and mining areas in Sonora, including the cities of Hermosillo, Obregon and Canenaea. A minor number of management and senior technical personnel may come from outside Sonora.

It has been demonstrated by many foreign mining companies with operations in Mexico, that operating a mine with a minimum number of expatriate personnel is both possible and cost effective. It is likely that only the mine manager, chief financial officer and process superintendent will be expatriates, with the remainder of employees being Mexican Nationals.

Location of Facilities

While the topography in the project area can be severe, there is still sufficient room to locate all planned facilities for mining of the Mulatos deposit. The Feasibility Study called for the waste dump to be located in the Pelon Valley, located approximately 2.5 km south of the open pit. The heap leach pad was to be located in a wide valley approximately 3 km to the southwest of the open pit. It is anticipated that the potential smaller scale mining operating being investigated would not need all of this area at least for the first few years.

History

Gold was first discovered in the Arroyo Mulatos by Jesuit priests in 1635, although no recorded activity took place until the early 1800's. The area saw considerable activity by various groups throughout the 1800's and 1900's. The owner of the first registered claim was a Tomas Suza, in 1806, and succeeding owners were an N.Y. Ancheta and a Ramon Bringas in 1821 and a Mr. Ortese in 1863. In 1869, the property was bought by two brothers named Aguayo. In 1887, the Aguayo brothers sold it to two gentlemen named Hobart and Hayward of San Francisco, California. After a long lawsuit, which was resolved in 1890, the property was awarded to the Rey del Oro Mining Company and later transferred to Greene Gold Silver Company, which worked the claim until the Mexican Revolution in 1910.

Companies and individuals that have explored in the district since 1960 include: Phillips Petroleum in 1962, Theodore A. Dodge in 1963, Cannon-Hicks Associates in 1972, Tormex Developers in 1973, Explomin S.A. de C.V. in 1974 (formerly part of Minera Real de Angeles), Homestake Mining Company in 1975, British Petroleum in 1982, Papanton Minas in 1984, and Kennecott in 1990.

Kennecott conducted extensive exploration programs on ground surrounding the Nuevo Mulatos and Tequila claims from 1990. Their efforts focused on the El Victor-San Carlos area as well as the area immediately surrounding the Nuevo Mulatos claim.

Minera Real de Angeles ("MRA") acquired the Nuevo Mulatos concession in 1986 and carried out extensive exploration activities, including the drilling of 121 reverse circulation holes for a total of 20,688 meters, 11 diamond core holes for a total of 1,928 meters, and driving 1,061 meters of exploration drift from which a bulk sample was taken. MRA performed a pre-feasibility study on the property in 1990. As part of that study, MRA calculated a lognormally kriged mineral resource of 15.5 Mt grading 1.83 g/t Au at a cut-off grade of 1.0 g/t Au. This resource estimate was not reviewed by Behre Dolbear and Company Ltd. and, as such, it is unknown whether the estimate conforms with the categories set out in National Instrument 43-101.

Placer Dome acquired full ownership of the claims from MRA in 1993. Subsequently, Placer Dome and Kennecott reached a joint venture agreement covering the Mulatos deposit and 34 000 ha of surrounding land. These interests were consolidated under the ownership of MSA, which is owned jointly by Tenedoramex (70%), a wholly-owned subsidiary of Placer Dome, and Accessions Mining Inc. (30%), a wholly owned subsidiary of Kennecott.

Exploration has been carried out by Placer Dome on behalf of MSA since 1993. A prefeasibility study was completed for the project in December 1995. In 1996, the shareholders of MSA decided to complete a feasibility study, which was finished in June of 1997, resulting in a positive production decision. It was subsequently decided to put the project on hold due to low gold prices. Placer Dome and Kennecott decided to sell the property in early 1999, leading to National's involvement. In October 2001, National entered into the earlier-mentioned joint venture agreement with Alamos.

Geology

Regional Geology

The Salamandra Property is located in the heart of the northern Sierra Madre Occidental physiographic province of Sonora, Mexico, which is characterized by two distinct packages of volcanic rocks: one group of early Oligocene age (28 to 36 million years old), which are unconformably overlain by younger rocks of Miocene age (18 to 24 million years old). Underlying these volcanic rocks are Paleozoic to Cretaceous and early-Tertiary sediments.

The Oligocene-age formations are known as the Lower Volcanic Group, and are characterized by a predominant pile of andesitic volcanoclastic rocks which typically crop out at the bottom of the deep barrancas. They are generally massive in nature and show extensive propylitic alteration, commonly due to the alteration effects of coarse grained to porphyritic intrusive rocks. Even though the volcanism is predominantly andesitic, the upper parts, towards the contact with overlying Miocene volcanic, tend to become more felsic and thick beds of rhyodacite and rhyolite are found intercalated with andesites and dacites.

There appears to have been a long period of erosion and deformation following the deposition of the Lower Volcanic Group, which was followed by a period of explosive activity resulting in the production of andesite and dacite tuffs and agglomerates. These in turn, were overlain by the Upper Volcanic Group, consisting of Miocene age flows and tuffs that show well-defined bedding and form the high scarps and cliffs that characterize this province. Normal extension faulting has created a series of large, gently dipping blocks with almost no signs of alteration.

The Sierra Madre Occidental Province is host to some of the largest precious metal mining districts in Mexico, including Concheño, Ocampo, Batopilas, San Dimas - Tayoltita, Topia, Guanaceví, Bacís and recent discoveries such as La Ciénega and El Sauzal. It has been well established that the mineralization in most of these districts is contained within the Lower Volcanic sequence, although a few of them show mineralization transecting up to the base of the Upper Volcanics.

Local Geology

The Salamandra mineral deposits are large stratabound, epithermal, high-sulfidation, disseminated gold deposits found within and in close proximity to a dacite and rhyodacite dome complex of Oligocene age. In this complex, dacite to rhyodacite porphyry flows and tuffs are intercalated with rhyolite-welded tuffs. Overlying and in erosional contact with the dome complex are locally thick sequences of volcanic breccias, agglomerates, and volcaniclastic sandstone to conglomerates, thought to be of subaerial, water-laid deposition.

During with the late stages of the doming event, mineralization of the rhyodacite dome occurred. Acidic mineralizing fluids circulated within the dome and outward along stratigraphic contacts with neighbouring volcanic units. After this initial phase of mineralization, a period of partial destruction and erosion occurred, which created the layers of volcaniclastic sediments, with sediments coming from all of the lithologies within the dome complex.

Acidic mineralizing fluids then circulated within the sediments, creating acid-leached vuggy silica zones. This later mineralization was overprinted on the earlier rhyodacite dome-related mineralization. Ultimately, two separate, yet often contiguous Au-Ag-Cu deposit types were left behind. One type being hosted within the rhyodacite flows, and the other hosted within the volcaniclastic sediment complex.

Post mineralization volcanic flows consisting of rhyolites, andesites and basalts occur extensively within the project area and can range up to 200 meters in thickness. These flows along with landslide debris and overburden have masked some of the deposits within the project area including the Escondida deposit and a significant portion of the El Victor resource.

Property Geology, Deposit Types and Mineralization

MULATOS AREA

The Mulatos area includes the Mulatos, Escondida and El Victor mineral deposits. Although, the deposits are separate and distinctive in their geologic character, their close proximity and the fact that one resource model covers all areas make a joint discussion the most appropriate. All of the mineral resource and mineral reserve estimates discussed in future sections of this report comes from the Mulatos area, and as such, this area will be described in somewhat more detail than the other deposits within the Salamandra.

STRATIGRAPHY

Geological units at Mulatos generally form a layer-cake pattern. Although there are some local differences, the geological units are depicted and described in stratigraphic sequence from youngest to oldest.

The descriptions below are consistent with the geologic model developed for resource estimation. Therefore, post-mineral units have been combined because their designation is not significant with respect to the resource estimation process.

Overburden

The unit consists of overburden and landslide material and is located on the top of all other units, just below the topographic surface. Overburden can contain gold mineralization, as represented by material of the west side of the Mulatos deposit near the Arroyo Mulatos. Overburden located above the Escondida deposit is barren.

POST MINERAL

Nine distinct post-mineral units and subunits were discriminated during the course of geologic mapping. These post-date mineralization, and conceal underlying stratiform mineralization. They form a relatively thick sequence on to the northeast of the Mulatos deposit, and extend to the El Victor area. Maximum thickness is 200 m, but in general range from 0-150 m. These units were consolidated in the resource model, as they do not host mineralization, but provide important criteria for stratigraphic correlation between drill holes, and determination of fault displacement and depth to concealed mineralization.

EPICLASTIC SEDIMENTS – TPCG, TPQZ, TTQ

These units are believed to be facies variations of fine to coarse-grained pyroclastic and volcaniclastic sedimentary rocks derived from erosion and partial destruction of earlier dome complex rocks (Tdf4, Trf, Tdf3). The Ttq, Tdf2, Bx, and Ttp units are in erosional contact with the dacitic and rhyodacitic flows. Relief on the basal unconformity is up to 300 m, with maximum thickness near the 4425N section line, where paleoerosion has completely removed the Trf unit, and progressed into Tdf4. Coarse-grained conglomeratic facies generally contain fragments all rock types comprising the original dome complex. The majority of the Mulatos deposit is hosted with these volcaniclastic rocks.

Tpqz is a fine to medium grained, poorly sorted and stratified volcaniclastic sandstone containing abundant detrital quartz grains derived from erosion of the rhyodacite porphyry. It locally contains clasts of vuggy silica alteration, and also locally has a pyroclastic component.   It occurs high in the volcaniclastic sequence, and reflects relatively low-energy depositional environments.

Tpcg is the coarse-grained facies equivalent, and is comprised of granule to cobble-sized clasts in a largely clast-supported conglomerate. Clasts are predominantly homolithic in the basal portions of the sequence, corresponding to the lithology of the nearby source terrain. The homolithic breccias always occur in the basal portion of the sequence directly above the unconformity, and are in contact with in-place Trf or Tdf4. Heterolithic volcaniclastic conglomerates are present within the central portions of the volcaniclastic sequence.

Coarse-grained clast-supported conglomerates are pervasively silicified and mineralized and are the best host rocks, due to high initial porosity and permeability. Matrix-supported conglomerates and finer-grained equivalents are predominantly altered to pyrophyllite and/or kaolinite, as they appear to have lacked significant porosity and permeability.

DACITE PORPHYRY FLOW – TDF2
Tdf2 is a dacite porphyry flow occurring above the Tq unit in the northern part of Cerro La Estrella and possibly the El Salto area. The unit is absent in the southern part of Mulatos, Escondida and El Victor area. The unit hosts gold mineralization and may have a thickness up to 100 m.

Aphanitic Tuff – Tq
This unit is a fined grained air-fall tuff or volcaniclastic sediment located above unit Tdf3. The unit is always present in the southern portion of the Mulatos deposit with a thickness up to 100 m. The unit is also present in the Escondida and El Victor areas. It typically hosts gold mineralization.

DACITE PORPHYRY FLOW – TDF3
Tdf3 is a dacite porphyritic flow/pyroclastic, located above rock type Trf. The unit is present in the southern portion of the Mulatos deposit and locally present in the northern portion of Mulatos and Escondida. In El Victor, the unit is rare to absent. Tdf3 appears to have been partially to completely removed by erosion prior to the deposition of Tq between section 3975N and 4300N and is absent north of section 4300N. The unit hosts gold mineralization at Mulatos and Escondida.

RHYODACITE PORPHYRY – TRF
Trf is a coarse-grained rhyodacite porphyry flow with quartz phenocrysts (up to 1 cm) as well as plagioclase, orthoclase, biotite, and hornblende. The unit represents one of the main hosts for alteration and gold mineralization. It is present on all sections of the Mulatos deposit, except where completely removed by erosion prior to deposition of the volcaniclastic section (Tpcg, Tpqz, Ttq). Trf has not been identified in the El Victor area, and appears to be absent east of the Escondida zone. Thickness of the unit ranges from 50 to 200 m.

DACITE PORPHYRY FLOW – TDF4
The Tdf4 unit is a dacitic porphyritic flow, generally quartz free, representing the basal unit in the geologic model. The unit can contain gold and copper mineralization, but it is not a major host unit. Copper is normally present at higher levels in this unit, which may be a function of geochemical zonation within the deposit. In some cases, an andesite unit was encountered at depth, which is believed to represent the Lower Volcanic unit described in the section on Regional Geology. Andesite, designated by Ts, was grouped with the Tdf4 when encountered while mapping.

Exploration

Other than the drilling program described below, no exploration work was conducted on the Salamandra Property by or on behalf of Alamos or National.

Mineralization

The ore mineral deposits of Mulatos are particular in that they occur primarily in areas of massive, pervasive silicic alteration of the volcanic and volcaniclastic host rocks. Quartz veins and quartz stockwork zones seldom occur. The silicified rocks host approximately 80% of the contained gold within the deposit.

There are three main mineralization assemblages. From oldest to youngest they are: 1) quartz + pyrite + pyrophyllite + gold; 2) quartz + pyrite + kaolinite + gold + enargite; and 3) kaolinite + barite + gold. Minerals easily observed during core and reverse circulation chip logging at the project include: pyrite, enargite, chalcopyrite, molybdenite, gold, chalcocite, covellite, bornite, tetrahedrite/tennantite, marcasite, copper oxides, specularite, hematite, limonite, goethite, jarosite, pyrophyllite, kaolinite, alunite, montmorillonite, barite, chlorite, and epidote.

Supergene enrichment of gold has occurred in the mixed oxide/sulfide zone. Free gold is commonly found in hematite-filled fractures. Gold also occurs in pyrite, as gold/silver tellurides, and possibly as a solid solution in some copper sulfide minerals.

Oxidized rocks make up a small portion (approximately 5%) of the total volume of the resource area. These rocks occur primarily near the surface, in the zone of leaching, and are largely a result of surface weathering. Important oxide minerals observed at the project include: hematite, limonite, jarosite, goethite, and copper oxides. Kaolinite is more common in the shallower, oxidized portions of the deposit, whereas pyrophyllite is more common in deeper portions. In the geologic model, this zone contains only oxide minerals.

The mixed oxide/sulfide zone represents the area of possible supergene enrichment. In the geologic model this zone contains both oxide and sulfide minerals in any proportion. This zone generally mimics the geometry of the overlying oxide zone and occurs as an intermediate "blanket" between the purely oxidized rocks and the deeper sulfide zone. The mixed zone also frequently shows up as leached wells in cross sections, generally along fault zones. Minerals found in the mixed zone include those described for the oxide zone as well as the sulfide minerals pyrite, enargite, chalcopyrite, molybdenite, chalcocite, covellite, bornite, tetrahedrite/tennantite, marcasite, and specularite. Free gold can sometimes be found in hematite-filled fractures in this zone.

The sulfide zone is generally the deepest portion of the deposit, occurring below the mixed zone. There are some areas where the sulfide zone crops out at the surface. In general, the mixed zone/sulfide zone interface occurs closer to the surface in the southern rhyodacite dome area and is much deeper in the northern Buena Vista breccia area. Minerals found in the sulfide zone include pyrite, enargite, chalcopyrite, molybdenite, gold, chalcocite, covellite, bornite, tetrahedrite/tennantite, marcasite, and specularite. Pyrite is the most common sulfide mineral at Mulatos. Within the sulfide zone, as well as for mixed zones, metallurgical test work indicates that gold recovery is inversely proportional to sulfide content, i.e. low sulfide content correlates with high cyanide gold extraction. Lower extraction rates are also usually obtained from copper rich sections.

Drilling

In late 2001 and early 2002, Alamos conducted a drilling program on the Estrella Zone of the Mulatos deposit, not for exploration but rather to determine if ore outcropped and to identify the dimensions and grade of the surface, or near surface, ore for a bulk heap leach test. A historical account of drilling on this property follows.

The existing drill hole database for the Mulatos model area is summarized in the following table (as provided by Behre Dolbear in the Behre Dolbear Report). There are a total of 511 drill holes with a total drilled length of 96,124 meters. Core drilling consists of 34 percent of the total drilled length. These holes were drilled by MRA (23.5 percent), Kennecott (15.4 percent) and Placer Dome (61.1 percent) during the period from 1986 to 1998.

Sampling Programs Conducted on the Mulatos/Escondida Deposits

Program Description	Year	Contractor	# of Holes	Length (m)	Sampling Interval (m)
Reverse Circulation Drilling					
MRA "M" Series	1987 - 1990	MRA	121	20 688	3.00
Kennecott "K" Series		?	66	14 780	1.52
Placer "P" Series – Phase 1	1993 – May 1994	Dateline	20	3 447	1.52
Placer "P" Series – Phase 1	1993 – May 1994	Drilling Services	36	7 742	1.52
Placer "P" Series	1993 – May 1994	Dateline	13	2 187	1.52
Placer "P" Series	After May 1994	Drilling Services	37	7 475	1.52
Placer "NE" Series	1996	Layne, Boytec	29	4 287	1.52
Placer "98EI" Series	1998	Layne	14	2 495	1.52
		Total	336	63 101	
Core Drilling					
MRA "M" Series	1986	?	11	1 928	3.00
Placer "PD" Series – Phase I	1993 – May 1994	Major Drilling	14	3 540	1.52
Placer "PD" Series	After May 1994	Major Drilling	74	14 186	1.52
Placer "96PM" Series	1996	Major Drilling	13	2 273	1.52
Placer "97RE" Series	1997	Major Drilling	43	7 373	Variable
Placer "98EE" Series	1998	Layne	11	2 437	Variable
Placer "98EI" Series	1998	Layne	9	1 286	Variable
		Total	175	33 023	
Drift Round Sampling					
MRA Underground Program	1986	MRA	N/A	1 061	1.5
Underground Channel Sampling					
1994 Program	1994	COMYCSA	N/A	297	1.52
1996 Program	1996	Tres Hermanos	N/A	697	1.52
Total				98 179	

Existing drilling is mostly concentrated in the Mulatos zone, or Mulatos model area, of the project area, with drill hole spacing in the range of 25 to 50 meters in the mineralized zone. The Mulatos zone hosts the current defined measured/indicated mineral resources and the proven/probable reserves for the Mulatos project. Based on the gold grade distribution of the Mulatos project and experiences in other similar projects, Behre Dolbear have advised Alamos that they believe that a drill hole spacing of 25 meters is sufficient to define the proven/probable mineral reserves for this project, while a drill hole spacing of 50 meters is slightly inadequate. Therefore, additional drilling will be needed to define the mineral reserves at the northern and northeastern portion of the Mulatos zone.

The El Victor Zone, located northeast of the main Mulatos zone in the project area, was drilled with a wider spaced drilling grid, and some inferred mineral resources were defined by Placer Dome for this zone. Drill holes outside the Mulatos model area are not included in the database summary above and are not discussed in this report.

The drill hole summary above is based on the information package provided by Placer Dome. The actual computerized database files provided to Behre Dolbear by Placer Dome contain 643 drill holes in the entire Mulatos project area, and 556 of these drill holes were used for the resource modeling of the Mulatos model area. It seems that there are some inconsistencies for the drill database information from different sources.

Drilling and sampling procedures for each company worked for the Mulatos project are described as follows.

MRA Drilling and Sampling
RC drilling was accomplished using a Drill Systems MPD-1000 truck-mounted rig. Samples were collected on 3-m intervals. In most cases, holes were drilled dry down to a depth of 120 m. Below 120 m, water was injected to obtain a wet slurry sample. The entire 3-m sample weighing approximately 80 kg was collected in the cyclone on the drill. It was passed directly from the cyclone on the drill into a Jones type splitter. Sample volume was reduced by multiple passes through the splitter to ultimately obtain two samples weighing approximately 10 kg each. One sample was sent for assay analysis, while the second sample was retained and stored as an archive sample.

Core drill holes were sampled on 3-m intervals. In the early stages of the MRA's core drilling program, the entire drill core was bagged and shipped for assay analysis. Later, the core was split; half was sent for assay, and the other half was retained for archive storage.

Kennecott Drilling and Sampling
Only RC holes were drilled by Kennecott. Other than sample length, specific techniques, procedures and methodologies used by Kennecott are unknown. The reverse circulation cuttings from holes drilled by Kennecott were sampled on 5-ft (1.52 m) intervals.

Placer Dome Drilling and Sampling
Placer Dome completed several RC and core drilling programs for the Salamandra project. Two different drilling contractors were used for RC drilling by Placer Dome during 1993-1994: Dateline Drilling of Landusky, Montana, and Drilling Services Inc., of Hermosillo, Sonora, Mexico. Both companies are U.S. based and used American drillers.

Dateline used a track-mounted RC rig, which operated with a 900 cfm-350 psi compressor. Drill rods were 10-ft long, and hole diameter was 4.5 inches. At various times, Dateline had difficulties obtaining an adequate sample volume. Also, they were unable to drill many of the strongly silicified zones, and geologists sometimes had to stop the hole short of planned depth. Ultimately, Dateline's contract was terminated in March 1994 due to problems with recovery and an inability to drill strongly silicified zones.

Because of the poor sample recovery and possible downhole contamination of the RC holes drilled by Dateline, Placer Dome conducted a sample pair gold grade study between Dateline holes and other holes within a maximum distance of 5 meters. The comparison shows that Dateline samples were generally higher in gold grade than the surrounding samples. The difference varies from approximately 0 percent for samples with gold grade below 1.0 gram per tonne, to +15 percent for samples with gold grade between 1.0 and 2.0 grams per tonne, and greater than 50 percent for samples with gold grade higher than 2.0 grams per tonne. Placer Dome had some concern that some of the Dateline RC holes "smeared" grade down-hole due to poor sample recovery. This possible smearing is evident in one RC/core twin (P-42/PDM-83) where a high grade zone in the core hole is also seen in the RC hole, but it extends for an additional 20 meters below the zone in the RC hole. Based on this study, Placer Dome decided to use only those Dateline samples that did not have another sample within a 25 meter radius in grade estimation. Of the total 33 Dateline RC holes, 9 were totally and other 10 were partially eliminated from the drill hole database used for the current grade estimation. Behre Dolbear believes that elimination some of the Dateline assays from the database has significantly, though not completely, reduced the possible positive grade bias introduced by the Dateline RC holes.

Drilling Services Inc. used a Cyclone Model TH-100A truck-mounted rig utilizing a 750 cfm-250 psi compressor. Drill rods were 20 ft in length and hole diameter was 5.5 inches. Drilling Services was usually able to recover samples of adequate volume. They did have difficulty drilling some of the strongly silicified zones, particularly in the Buena Vista breccia. Several holes were stopped short of planned depths because of an inability to penetrate these zones.

Major Drilling Inc. was contracted for diamond core drilling for the 1993-1994 period. Holes were collared with HQ diameter core, and sometimes were reduced to NQ diameter because of hole conditions. Three drilling companies were involved in the 1996 drilling program. RC holes were completed by Layne of Mexico (formerly Drilling Services Inc.) and Boytec Sondajes de Mexico. Both companies used Cyclone Model TH-100A truck-mounted rigs utilizing a 750 cfm-250 psi compressor. Core drilling was contracted to Major Drilling Inc. Holes were collared with HQ diameter core, and sometimes were reduced to NQ diameter because of hole conditions.

Only core holes were drilled in 1997, and the drilled contract used was still Major Drilling Inc. using the same drilling procedures.

The drilling contract used for both RC and core holes in 1998 was Layne of Mexico using the same drill rigs and procedures described above.

RC cuttings from all the holes drilled by Placer Dome were sampled on 5 ft (1.52 m) intervals and handled using the following protocol:

* In almost all instances holes were naturally dry, but water was injected during drilling to obtain a wet slurry;
* The entire 5-ft sample was collected in the cyclone on the drill; and
* The entire wet sample was passed directly from the cyclone on the drill through a rotary splitter reducing volume to obtain a sample of approximately 10 to 15 kg in dry weight. Sample cuttings and water passed directly from the rotary splitter into 5-gal buckets. Afterwards, polymer was added, the sample was set aside, and allowed to settle for approximately two days. Clear water was then decanted. The remaining sample cuttings were bagged for analysis.

Core drilled by Placer Dome was logged and sampled at site for the 1993-1994 program. After completion of geologic logging, core recovery measurement and RQD information collection, geologists defined and labelled the intervals to be sampled. Core holes were consistently sampled on 5-ft (1.52 m) intervals with the exception of tops and bottoms of holes and intervals adjacent to missing samples. Skeleton core samples approximately 4 cm long were collected and saved for each 10-ft (3.05 m) interval down the hole. Skeleton core is stored at the project's core storage facility. Most of the core boxes were photographed prior to sampling. Core was not split. The entire core, minus skeleton core samples, was bagged by sample interval for analysis.

Core logging and sampling procedures in 1996 were similar to those used in 1993-1994, except that sampling intervals were based on geological contacts (rock types, alteration, and/or oxidation states), with 5-ft intervals as a standard sample length in rock types presenting similar characteristics. The entire core was bagged for assay analysis and/or metallurgical testing.

Core logging and assay for the 1997 and 1998 programs varied from previous programs in that the sampling interval was based on geological contacts, and the core was sawed in half prior to assaying. Half of the core remained at Mulatos as a geologic record, while the other half was sent for assaying.

Alamos Drilling – Winter 2001 and 2002

Commencing December 2001, Alamos undertook a vertical hole drill program on the Cerro and Bienvenidos areas to identify, principally for pit planning purposes, the dimensions and grade of the Cerro area and to identify the more deeply buried ore in the adjacent Bienvenidos area.

The RC drilling on the Cerro area was conducted on a 5 meter grid and a 10 meter grid was used on the Bienvenidos area. Drill cuttings were split, one split for fire assaying and the other split was subjected to a quick leach test, with the resulting solution analysed by AA at La Colorada. The objective of the quick test being that fire assay costs could be reduced by only submitting those samples which displayed gold content for eventual fire assay. While the concept did work somewhat there was no consistency between the results of the quick leach test and the fire assay.

Sampling and Analysis

Surface Sampling

Placer Dome took more than 4500 soil and rock chip samples from 1994 to 1997 in many parts of the Salamandra concessions. High concentrations of the samples were taken in identified exploration areas, such as El Halcon, La Yaqui and El Jaspe.

<u>Underground Channel Sampling</u>

Over 1,000 meters of drift and crosscut underground workings were produced by MRA in 1986 for the Mulatos area. Placer Dome conducted two phases of underground channel sampling within the workings driven by MRA.

A total of 297 meters of metallurgical samples were collected from three underground audits (El Nopal, El Cantil and Buena Vista II) in 1994. Channel samples were cut from the rib of the workings using pneumatic equipment. All sample intervals were 5-ft (1.52 m) in length. The work was contracted by COMYCSA of Hermosillo, and was supervised by Can-Mex geologists. Sample intervals were described by geologists using a format similar to the drill hole logging techniques. Samples were bagged and shipped to Hermosillo, then loaded into 55 gallon drums, and shipped to the Placer Dome Research Centre, in Vancouver, British Columbia.

In 1996 additional 697 meters of channel samples were collected from the El Nopal, Nopalito, Cantil, Buena Vista I, Buena Vista II, San Francisco, El Salto, Escondida and Hule underground workings. Channel samples were cut from the rib of the workings using pneumatic equipment. All sample intervals were 1.5 m in length. The work was contracted to Construcciones Tres Hermanos of Sahuaripa, Sonora and was supervised by Can-Mex geologists. Samples weighting from 20 to 40 kg were bagged for assay analysis.

Those continuous channel samples along crosscuts were coded as near horizontal psuedo drill holes and were used for grade estimation along with the drill hole samples. In order to avoid grade overestimation, 114 channel samples along drifts were not used for grade estimation as these samples were generally taken in the higher-grade portion of the deposit. Placer Dome conducted a study between the channel samples and the drill samples to see if there is any positive grade bias for the channel samples. A total of 197 channel-drill 3-m composite pairs within 9 meters of each other were identified in this study. The average channel sample gold grade of 1.277 g/t is 1.8 percent higher than the average drill hole sample gold grade of 1.254 g/t, while the channel sample medium gold grade of 1.000 g/t is 2 percent lower than the drill hole sample median gold grade of 1.020 g/t. This indicated that there is not apparent grade bias for the channel samples.

In addition, there are 1,061 meters of drift round samples collected by MRA in 1986, which could be valuable bulk samples in validation of the resource model generated using the drill hole and underground channel samples. Unfortunately, available check assay information indicates the existing assay data for those drift round samples are positively biased, which prohibits their use in grade validation for the project.

<u>Sample Preparation</u>

Sample preparation procedures are not available for Kennecott drill holes and the samples analyzed by the Placer Dome Research Centre in Vancouver, British Columbia. Sample preparation procedures of MRA and different assay laboratories used by Placer during different time periods are described below.

<u>MRA Sample Preparation</u>

MRA used three different primary assay laboratories for the Mulatos project during different time periods: Comision de Fomento Minero ("CFM") in Hermosillo, Sonora from July 1986 to December 1988 (3,535 samples), MRA's own assay laboratory in Hermosillo, Sonora from January 1989 to January 1990 (3,251 samples), and Placer Dome Research Centre in Vancouver, British Columbia for the second session of 1989 (294 samples).

Sample preparation procedures at CFM and MRA were the same:

*   The entire 10-kg sample was crushed to minus 10 mesh, homogenized and split;
*   A 1-kg split was pulverized to minus 150 mesh, which was homogenized and split again; and
*   A 150-g split was screened at 150 mesh to produced the –150 mesh fraction and the +150 mesh fraction of the sample.

SGS/XRAL Sample Preparation Prior to May 1994 (Phase 1)

Prior to May 1994, SGS/XRAL prepared samples according to the following protocol:
*   Samples were sorted, then dried at 110°C;
*   The entire sample was jaw crushed to minus 1/4 inch;
*   The resulting sample was riffle split until a 1-kg sample was retained. The remaining sample was saved as a coarse reject;
*   The 1-kg sample was pulverized to minus 200 mesh using a mixer-mill pulverizing/homogenizing bowl and puck system; and
*   Every tenth 1-kg sample was riffle split to form a second pulp for a duplicate assay.

SGS/XRAL Sample Preparation June - December 1994

In March and April 1994, a review of SGS/XRAL laboratory procedures was undertaken by various Placer Dome professionals as well as a consulting chemist, because of the systematic positive gold grade bias in SGS/XRAL assays as revealed by the cross-laboratory check assays.   Based upon recommendations from those people, SGS/XRAL laboratory procedures were changed in May 1994. Placer Dome assays produced prior to May of 1994 are referred to as Phase 1 assays.
The SGS/XRAL sample preparation procedures beginning in May 1994 are as follows:
*   Samples were sorted, then dried at 110°C;
*   Samples were then jaw crushed to minus 1/4 inch. In the case of core, samples were further disc ground to minus 10 mesh;
*   The resulting sample was riffle split, and a 1.5-kg sample was retained. The remainder of the sample was saved as a coarse reject;
*   The 1.5-kg sample was pulverized to minus 200 mesh; and
*   The 1.5-kg pulp sample was riffle split. One half of the sample was bagged and used for SGS/XRAL assays. The second half was riffle split four ways and then bagged to form four separate pulp samples.

Barringer Sample Preparation from 1996 to 1998

All 1996 RC drilling samples, underground channel samples, and all samples from drilling in 1997 and 1998 were shipped to Barringer Laboratories in Hermosillo for sample preparation.
Sample preparation procedures for drilling are as follows:
*   Samples were sorted, then thoroughly dried at 110°C;
*   Samples were then crushed using combination of jaw and roll mill to 70% passing minus 40 mesh;
*   The resulting sample was riffle split and a 0.3-kg sample was retained. The remainder of the sample was saved as a coarse reject;
*   The 0.3-kg sample was pulverized to minus 150 mesh with a ring and puck pulverizer. Clean sand was employed between each sample to clean the pulverizer; and
*   The 0.3-kg pulp sample was sent to Barringer Laboratory in Reno, Nevada for assaying.

Each entire underground channel sample (20-40 kg) was crushed to minus 10 mesh. A 1-kg split was fine crushed to minus 150 mesh to produce pulps for assaying.

As part of the sulfur modeling program, a total of 6,068 sulfur analyses were performed. Samples consisted of pulp composites from contiguous sample intervals (drill holes or channel samples). Original pulps were sent to Barringer for compositing and assaying. The compositing procedures were as follows:

* Individual original pulps were first homogenized by rolling;
* Approximately 10-g of material was split from each individual pulp sample;
* Four different interval splits forming the composite were mixed together and homogenized; and
* An aliquot was collected from the composite sample for assaying.

Sample Analyses

Sample analyzing procedures are not available for the Kennecott drill holes and the samples analyzed by Placer Dome Research Centre. Sample analyzing procedures of MRA and different assay laboratories used by Placer during different time periods are described as follows:

MRA's Sample Analyses

MRA only assayed for gold for all the samples of the Mulatos project using the procedure of metallic screen assay. The –150 mesh fraction and the +150 mesh fraction of a sample were fire assayed separately.

Sample Analyses by SGS/XRAL

SGS/XRAL performed gold fire assays with an atomic absorption finish for all samples. For most samples a 50-g aliquot was used. Prior to May 1994, for all samples with a resulting assay equal to or greater than 10 g/t Au, a second aliquot of pulp was taken to produce a fire assay with a gravimetric finish. Beginning in May 1994, the threshold for a re-assay with gravimetric finish was reduced to 5.0 g/t Au.

Samples with gold assays greater than 0.50 g/t were assayed for cyanide soluble gold and copper (CNSAu and CNSCu) using the following methodology:

* Twenty grams of sample pulp were leached with 40 ml of 2.0 percent NaCN solution;
* The solution/slurry was shaken manually every 20 minutes during a 2-h leach period;
* pH of the solution was monitored and adjusted to remain within the range of 9.5 to 10.5;
* Gold concentration in the cyanide solution was determined by atomic absorption spectroscopy with a detection limit of 0.05 ppm; and
* Copper concentration was determined by atomic absorption spectroscopy of the same solution with a detection limit of 5 ppm.

In 1995 an extra set of 1,403 samples were sent to Min-En to complete the CNSAu and CNSCu database. The procedures were identical to SGS except for the shaking occurred continuously during the 2-h leach period.

Total copper and silver analyses were performed by SGS/XRAL using perchloric acid and nitric acid digestion of a 0.2-g sample. The acid solution was diluted with de-ionized water and mixed. The concentration of metal ions was determined by atomic absorption spectroscopy. Copper and silver were determined using an air acetylene flame.

<u>Sample Analyses by Barringer</u>

All samples from 1996 on, with the exception of the 96 metallurgical core series, were assayed by Barringer. Fire assay with an atomic absorption finish was the standard assaying procedure for gold and silver. For all samples a one assay-ton aliquot was used. All samples with a resulting assay equal to or greater than 3 g/t Au were re-assayed using a fire assay with a gravimetric finish. Barringer carried a systematic QA/QC procedure on all batches of samples sent to their Reno, Nevada laboratories. Every tenth sample was repeated and for every 20 samples run, a standard or blank was also analyzed. Total QA/QC samples represented approximately 15 percent of all samples assayed.

Total copper analyses were performed by Barringer using multi-acid digestion of 1-g of pulp sample. The acid solution was diluted with de-ionized water and mixed. The concentration of metal ions was determined by atomic absorption spectroscopy.

Sulfur analyses were performed by Barringer using an induction type furnace made by LECO. Two analyses are conducted to get the three results of total, sulfide and sulfate sulfur analyses. Sulfur is first volatilized at 3000°F with Fe and W compounds used as an accelerator. The volatilized sulfur is carried by a stream of O2 into an IR detector to measure the amount of sulfur by voltage reading. Calibration is done using a standard between every sample string (usually 20 samples). The second analysis starts by roasting the sample at 1400°F to burn off the sulfide sulfur leaving only the sulfate sulfur. The roasted sample is again put in the LECO furnace. The new result is subtracted from the first to get the sulfide sulfur. Approximately 10 percent of the samples run though the LECO represented QA/QC samples.

Check Assay Programs
MRA CHECK ASSAYS

CFM Assays

A check assay program was completed in 1988 for MRA samples assayed by CFM using four assay laboratories: CFM; Skyline Labs in Tucson, Arizona; Cortez Mines in Nevada; and the Placer Dome Research Centre in Vancouver, British Columbia. A summary of the 1988 MRA check assay results is presented in the following table:

MRA's 1988 Check Assay Program for CFM Assays
(gold grade in grams per tonne)

Laboratories	Number of Samples	Mean Grade CFM	Mean Grade check	Change	Correlation Coefficient	Regression Equation
CFM – CFM	84	5.102	4.932	-3.3%	0.98	cfm=(0.96*cfm)+0.02
CFM – Skyline	105	2.651	2.226	-16.0%	0.79	sky=(0.64*cfm)+0.53
CFM - Cortez1	108	2.478	2.031	-18.0%	0.82	ctz1=(0.62*cfm)+0.49
CFM - Cortez2	100	2.576	2.118	-17.8%	0.81	ctz2=(0.62*cfm)+0.51
CFM - Placer	104	2.491	2.186	-12.2%	0.81	Placer Dome=(0.69*cfm)+0.48

Although the CFM check assays appear to be acceptable, the check assays from the other laboratories show a systematic positive bias of 15 to 20 percent for the original CFM assays. The assay protocol for the 1988 check assays is unknown. No assay standards were involved in the check assay program to monitor the systematic bias for each assay laboratory. Behre Dolbear believes that the MRA samples assayed by CFM are most likely biased high in gold grade, which will produced a positive grade bias in resource modeling if these assays are used without modification.

MRA Assays

Check assays for 306 samples analyzed in MRA's own assay laboratory, about 20 percent of the total early 1989 samples, were completed by the Placer Dome Research Centre in 1989.

Kennecott Check Assays

Check assay data for the Kennecott drill holes completed in 1993 was reviewed by Behre Dolbear. Earlier check assay data was not available. A total of 90 check assays comprise the data. The original Kennecott assays were completed at Rocky Mountain labs in Salt Lake City, Utah, and the check assays were done at Skyline Labs in Tucson, Arizona. The check assays show good agreement with a correlation coefficient of 0.99. The mean and median of the check assays are -3.5 percent and -2.1 percent of the original assay, respectively, but the relative difference plot does not show any systematic bias. These check assays indicate that the 1993 Kennecott data appears to be of acceptable quality.

Placer Dome Check Assay*s*

SGS/XRAL Assays

Prior to May 1994, 10 percent of the samples assayed by SGS/XRAL were sent to Bondar Clegg for check assays. Beginning in May 1994, 20 percent of the samples were sent to Bondar Clegg and to Rocky Mountain Geochemical for check assays. A total of 2,949 pulp samples were sent to Bondar Clegg and a total of 2,147 pulp samples were sent to Rocky Mountain Geochemical.

In July 1994, FSS International Consultants Inc. ("FSSI") performed a preliminary check assay study for the Placer Dome samples analyzed by SGS/XRAL. This study revealed that the SGS/XRAL assays made prior to May 1994 were 5 to 10% higher than the Bondar Clegg check assays. These assays were called the "Phase 1" assays. FSSI recommended that all Phase 1 samples be sent for re-assaying.

In March 1996, 235 additional Phase 1 samples were sent to Barringer Labs in Reno for another check. These check assays confirm that the Phase 1 assays were systematically biased high by 10 to 20 percent. As a result of this second study, a major re-assay program was completed by Placer for the Phase 1 samples in 1996. A total of 8,466 samples were re-assayed by Barringer. The average gold grade of the re-assays is 15 percent lower than the average original SGS/XRAL assay gold grade. The original SGS/XRAL assayed gold grades for these 8,466 samples were replaced by the Barringer re-assayed gold grades in the database for resource modeling.

Approximately 3,780 Phase 1 samples were not re-assayed as the original samples were not located. These assays still remain in the database without modification, and were used for the current resource modeling. Behre Dolbear believes that these original Phase 1 assays in the database produce a positive grade bias for the Mulatos Project.

Because of the Phase 1 assay problems with SGS/XRAL, a review of SGS/XRAL laboratory procedures was undertaken by various Placer professionals as well as a consulting chemist in March and April of 1994. Based upon recommendations from those people, SGS/XRAL laboratory procedures were changed in May 1994. FSSI has also studied the check assays for the SGS/XRAL assays completed since May 1994 and concluded that that these SGS/XRAL assays agreed favourably with check assays from Bondar Clegg and Rocky Mountain Geochemical laboratories.

Barringer Assays

For 1996 drilling program, 213 pulps, approximately 5 percent of the samples, were sent to Placer Dome Research Centre for check assays. These assays compare well with a correlation coefficient of 0.99 and a percent difference at the mean and median of 2.2 percent and 2.0 percent, respectively.

No check assay information was provided to Behre Dolbear for the 1997 and 1998 drilling programs.

Assay Standards and Blanks

Three gold assay standards were prepared by Placer Dome for the Mulatos project in 1995. The samples of 200 kg each were collected from the underground workings and prepared by Placer Dome Research Centre. Each standard was assayed for gold 10 times by each of the six commercial assay laboratories as well as by Placer Dome Research Centre. Statistics for these assays are summarized in the following table:

Placer Dome Gold Assay Standards For the Salamandra Project
(gold grade in grams per tonne)

Standard	#1	#2	#3
Mean	1.24	0.89	3.98
Standard Deviation	0.08	0.07	0.21
% Relative Standard Deviation	6.19	8.36	5.39
Minimum	1.03	0.77	3.39
Maximum	1.42	1.14	4.62
95% Confidence Limits	1.24 ± 0.16	0.89 ± 0.14	3.98 ± 0.41

Behre Dolbear believes that the grade variability of these gold standards is slightly larger than the ideal assay standards as indicated by the relative standard deviation of 5.39, 6.19 and 8.36 percent.

Placer Dome also collected 250 kg of "barren" andesite near the town of Matarachi and prepared a blank sample for the Mulatos area.

During and after the 1996 drilling program, blind standard and blank samples were included with each sample batch to Barringer Labs to monitor the assay quality. If the standard assay was higher or lower than two standard deviations (95 percent confidence limit) of the expected value of the standard, the entire sample batch was sent for re-assay. A total of 13 sample batches required new assaying in 1996.

Mineral Resource Estimates

Grade Estimation and Validation

Model block gold and copper grades were estimated by ordinary kriging using the capped 3-m length composites. Variogram models used in kriging for gold and copper were based on correlograms listed in Tables 10.9 and 10.10 of the Behre Dolbear Report, respectively. Search orientations for gold and copper were based on the spatial correlation axes of the correlogram models. The initial search distances along different directions were based on correlogram ranges at the sill value of 90 percent and the anisotropy ratios in different directions. This initial search was used to define grades for the measured and indicated resource blocks. A second search was also performed using 1.5 times of the initial search distances to define grades for the inferred resource blocks. The number of 3-m composites used to estimate grade for a 6×6×6-m block ranges from 4 to 24 with a maximum of 4 composites from any single drill hole. Composites in immediately adjacent alteration or oxidation domains were allowed to estimate the block grades across the contacts because of the gradational nature of the alteration and oxidation state contacts.

Two cross-validations were performed by Placer Dome for the grade estimation. The first was straight cross-validation where estimates were made at each composite location using all other composites and compared to the actual composite grade. The second cross validation used only composites located more than 10 m away from the composite. The second cross validation ensures that the adjacent three samples up and down the hole are not used in the estimation. Cross-validation results for gold and copper are presented in the following table:

Cross Validation Results for Gold and Copper

Metal	Number Estimates	Composite Grade	Estimated Grade	Bias	Correlation Coefficient
Gold					
0.0 g/t cut-off	30,737	0.85	0.84	-0.01	0.74
0.5 g/t cut-off	14,653	1.54	1.54	-0.003	0.68
1.0 g/t cut-off	7,702	2.29	2.29	0.004	0.65
Gold Exclusion					
0.0 g/t cut-off	30,568	0.85	0.84	-0.01	0.53
0.5 g/t cut-off	15,936	1.38	1.41	0.03	0.45
1.0 g/t cut-off	8,541	1.92	2.01	0.09	0.39
Copper					
0 ppm cut-off	19,182	204	203	-1	0.75
100 ppm cut-off	8,994	370	370	0	0.74
200 ppm cut-off	3,849	671	676	5	0.70
500 ppm cut-off	1,314	1,388	1,423	35	0.61
1000 ppm cut-off	644	2,085	2,185	100	0.52

Placer Dome's resource classification for the Mulatos area was based on the search distance. The measured resources were defined by an average sample to block centroid distance of less than 30 meters; the indicated resources were defined by a search distance equal to the correlogram range at 90 percent of the correlogram sill; and the inferred resources were defined by a search distance 1.5 times of the indicated resource search distance. This inferred resource search radius generally corresponds to the range of the correlogram at the sill. Placer Dome's resource statement at various cutoff gold grades for the Mulatos model area is summarized below:

Placer Dome's Resource Statement for the Mulatos Model Area(1)

Gold Cutoff Grade (g/t)	Measured		Indicated		Measured + Indicated		Inferred	
	Tonnage (Mt)	Gold Grade (g/t)	Tonnage (Mt)	Gold Grade (g/t)	Tonnage (Mt)	Gold Grade (g/t)	Tonnage (M t)	Gold Grade (g/t)
0.0	225.68	0.53	134.48	0.36	360.16	0.46	104.12	0.24
0.6	61.23	1.38	22.25	1.10	83.48	1.31	6.16	1.18
0.8	43.96	1.66	13.05	1.40	57.01	1.60	3.54	1.41
1.0	32.90	1.92	8.31	1.69	41.21	1.87	2.35	1.68

(1)   Note to U.S. Readers: While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. You are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Behre Dolbear believes that there is a 4 to 15 percent positive grade bias for gold in Placer Dome's resource estimate for the Mulatos block model because of the positive gold grade bias found in the database as discussed below:

* There are 3,780 Placer Dome Phase 1 original SGS/XRAL assays remaining in the database. Placer Dome stated in the 1997 feasibility study that gold grades for these samples may have an average positive bias of around 15 percent. Placer Dome did a sensitivity study by lowering these 3,780 gold assays by 15 percent, resulting a 1.5 percent reduction in grade and 2.2 percent reduction in contained gold ounces at the cutoff gold grade of 0.5 g/t in the 1997 feasibility study. The effect of these biased Phase 1 gold assays on the current resource model should be in the similar order of magnitude. Behre Dolbear believes that these 3,780 assays should be modified by a factor of around 0.85 before used for any further work. Although the global bias using these original SGS/XRAL assays is not very significant, the local grade distribution could be changed significantly;
* Check assay information indicates that MRA samples assayed by CFM have a systematic positive gold grade bias of 10 to 20 percent. MRA samples assayed by its own assay laboratory may also have a positive gold grade bias. MRA drilled 20,688 meters RC holes and 1,928 meters of core holes, which represent about 33 percent of the total RC drilling and 6 percent of the total core drilling for the Mulatos project. Behre Dolbear believes that the positive gold grade bias in the MRA samples have also contributed to the positive gold grade bias in Placer Dome's resource estimate for the Mulatos project;
* Placer Dome's data analysis in the 1997 feasibility study indicates that the RC gold assays generated by MRA and Kennecott are significantly higher than the nearby core assays. This might indicate a positive grade bias for the MRA and Kennecott RC gold assays. The positive gold grade bias for the MRA samples could be partially caused by the assay laboratory bias discussed above. Placer did a sensitivity study by reducing the MRA RC gold assays by 15 percent and the Kennecott RC gold assays by 18 percent, resulting a 6.31 percent reduction in grade at the zero cutoff grade in the 1997 feasibility study. The effect of the possible MRA/Kennecott RC gold grade bias on the current resource model should be in a similar order of magnitude;
* The current resource model is 6 to 7 percent higher in gold grade than the 1997 feasibility study resource model, which has not been effectively explained by Placer Dome. This difference may merely indicate that the 1997 feasibility study resource model gold grade estimate is too conservative. However, Behre Dolbear believes that further investigation is needed to identify the causes of the difference; and
* There was a historical underground gold production of around 200,000 ounces, which are mostly located within the pit area according to Placer Dome. The underground stopes were not surveyed to date. Placer Dome did not deduct anything for this historical gold production from the current resource model. Behre Dolbear believes that it is not necessary to deduct the entire 200,000 ounces of gold from the Placer Dome resource model as the high grade portion mined out historically was not sampled by the current drill hole database. However, Behre Dolbear does believe that the volume of the historical gold production should be subtracted from the resource model.

Total Sulfur Model

The metallurgical tests indicate that the gold recovery is a function of the sulfur content in the ore for the Mulatos project. Therefore, a total sulfur grade model was constructed using the ordinary kriging method in the Mulatos resource model for block gold recovery calculation. Database used for the total sulfur model consists of sulfur assays for 7,394 6-m length composites in the drill hole database. Statistical analysis based on geology, alteration and oxidation state shows that the total sulfur grades are most closely related to oxidation state. The total sulfur content in the rock generally increases with the decrease of oxidation degree.

Resource Estimation for the El Victor Zone

A kriged resource estimate was developed by Placer Dome for the El Victor zone of the Mulatos project based on 18 diamond drill holes completed in 1998 by Placer Dome and RC drill holes completed by Kennecott between 1991 and 1993. The correlogram range of the major axis for all alteration types was all 60 meters, which was also the major axis search distance used for grade interpolation. Because the area has only limited wide-spaced drilling, the resource was classified as inferred. The following table presents the results of the resource estimation at various gold cut-off grades.

Placer Dome's Inferred Resource Estimate for the El Victor Zone

Gold Cut-off Grade (g/t)	Tonnage (M t)	Gold Grade (g/t)	Copper Grade (ppm)
0.0	147.4	0.23	89
0.5	18.9	0.97	141
0.6	14.1	1.11	154
0.7	10.7	1.25	161
0.8	8.75	1.36	166
0.9	5.95	1.60	187
1.0	4.71	1.77	206
2.0	0.98	3.58	314
5.0	0.19	5.93	441

Mineral Reserve Estimation

Pit Optimization

Feasibility work undertaken by Placer Dome has contemplated developing Mulatos as a conventional open-pit and heap-leaching operation. Pit optimization for the Mulatos model was performed using the resource model described in the previous section. Only measured and indicated blocks were considered as potential ore blocks in the pit optimization, and the inferred blocks as well as all the undefined blocks were considered as waste. The optimal pit shell was generated from a profit block model utilizing the Lerchs-Grossmann algorithm. The cutoff grade used to separate ore and waste is based on a profit of $0.05 per tonne.

The material contained in the optimized pit shell includes 44.141 million tonnes of ore with an average gold grade of 1.601 g/t and 66.067 millions of waste. The strip ratio is 1.50:1. (It should be noted that this is a pit shell with no haul roads.)

Gold Price

Gold price used for pit optimization was $300 per troy ounce or $9.65 per gram.

Gold Recovery

A gold recovery was calculated for each block based on its geological zone, gold grade, copper grade and sulfur grade. The block model was separated into 11 geological zones for the purpose of the gold recovery calculation as listed below:

1. Overburden;
2. Post-mineral volcanics;
3. Oxide;
4. Mixed-1 – fracture controlled oxidation;
5. Mixed-2 – pervasive oxidation;
6. Silicified sulfide;
7. Argilized sulfide;
8. Dacite porphyritic flow (DF4);
9. Undefined;
10. Poor recovery; and
11. Southern high copper.

The poor recovery zone was defined by metallurgical test work. It starts in the Escondida area, located at the northeastern portion of the Mulatos model, and runs south into the eastern fringe (old waste dump area) of the main deposit. Gold recovery is significantly lower in this zone for almost all material types. The southern high copper material consists of all sulfide blocks south of 4,200N with a copper grade greater than or equal to 800 ppm.

Operation Costs

Operation costs used for the pit optimization are listed in the table below. These costs are based on the development and operating concepts consistent with a high tonnage crushed heap leach operation. Placer Dome used actual operation cost information from their Bald Mountain Mine, Cortez Gold Mines, Golden Sunlight Mines, Inc. and locally available information in the cost estimate.

Operation Costs used for Pit Optimization

Cost Category	Cost
Waste stripping ($/t mined)	$0.729
Ore mining and hauling ($/t mined)	$0.778
Environmental ($/t processed)	$0.135
Heap leaching ($/t processed)*	$0.994
Leach pad construction ($/t processed)	$0.379
Administration ($/t processed)	$0.737
Plant services ($/t processed)	$0.176
Expense projects ($/t processed)	$0.063
Refining costs ($/t processed)	$0.036
Total Waste Cost ($/t mined)	$0.729
Total Ore Cost ($/t processed)	$3.298

*Heap leaching cost does not include reagent costs.

<u>Pit Slopes</u>

Maximum pit slopes used for the pit optimization were based on Golder Associates' recommendation. The maximum overall slope angle ranges from 48° to 55°.

<u>Open Pit Design</u>

The ultimate pit designed from the optimized pit shell by smoothing the pit walls and incorporating minimum mining width, access and haulage ramps. A single haul road was designed for the ultimate pit. It enters the pit at an elevation of 1,314 m on the east side of the pit. The design parameters are listed as follows:

* Bench height: 6 m;
* Bench face angle: 60 to 70;
* Catch bench: 10 m wide, every 30 m in elevation;
* Haul road width (including berm and ditch): 25 m; and
* Maximum haul road grade: 10 percent.

Mineral Reserves

Proven/probable mineral reserves within the ultimate pit are summarized in the table below using the profit cutoff of 0.05g/t. No additional mining dilution and mining losses were added to the block model in summarizing the mineral reserves.

Placer Dome's Proven/Probable Mineral Reserve Statement(1)
For the Mulatos Project

Ore Type	K tonnes	Grade (g Au/t)	Recoverable Grade (g Au/t)
Oxide	3,110	1.055	0.962
Mixed-1	12,344	1.601	1.109
Mixed-2	10,401	1.545	1.213
Silicified sulfide	12,176	1.705	0.972
Argilized sulfide	5,033	1.484	0.812
DF4	248	1.894	1.048
Poor recovery	18	1.742	0.523
High copper	154	7.692	1.388
Total	43,483	1.587	1.051
Proven Reserves	37,336	1.757	
Probable Reserves	6,147	1.150	

(1) Cautionary Note to U.S. Readers. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this Circular are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. In the United States, a reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made. See "Glossary of Terms" for defined terms.

Behre Dolbear believes that the grade and tonnage of the mineral reserves may have been overstated because of the positive gold grade bias in the resource model as discussed in the previous section of its report.

The profit cutoff grade of $0.05/t is considerably higher than the internal cutoff grade normally used to define the mineral reserves in the mining industry. Therefore, there is a significant amount of low grade material classified as waste by Placer Dome that can be reclassified as mineral reserves.

Mining Operations

Placer Dome has proposed to develop the Mulatos deposit as a high tonnage open-pit operation with heap leach gold extraction. An update on the 1997 feasibility study was done by Placer Dome in 1999 in which pit optimization, ore reserves and mine economics were developed at a gold price of $300/ounce. The following describes the project as contemplated by Placer Dome at $300/ounce, with suggestions by Behre Dolbear as to where project efficiencies and economics can be improved.

At a gold price of $300/ounce, the ore reserve is estimated at 43.5 Mt grading 1.587 g/t Au, with a strip ratio of 1.98:1. Mining will be by conventional open pit methods using hydraulic shovels and haul trucks. Based on the current ore reserve, the mine life will be 7.3 years.

Ore will be crushed to a nominal size of 80% passing 12 mm in a three-stage crushing circuit at the rate of 17,500 t/d for a total of 6,387,500 t/a. Crushed ore will then be heap leached using weak cyanide solution. Gold recovery will average 66.2%. A total of 1,469,000 of gold and 1,553,000 oz of silver are projected to be produced from the project.

Initial project capital cost, including construction and commissioning, is estimated be to US $115.3 million. An additional US$19.1 million will be required for post-construction capital projects. Operating costs are estimated to be US$4.74/t processed, averaged over the project life. Closure and post-closure costs have been estimated to be US$10.2 million. The average cash cost and total cost of production are estimated to be US$150/oz and US$240/oz. The total cost of production takes into consideration the employee profit sharing costs mandated by Mexican law.

The project is faced with significant challenges with respect to acid rock drainage and mine closure. The current concepts call for the placement of soil covers over all waste materials and spent heap leach materials. A pit lake will form in the Stage 4 pit after closure, which will likely require long-term management.

The local community of Mulatos is situated in close proximity to the open pit. Relocation of the town has not been proposed in the Placer Dome study, but significant town improvements have been included. It will be necessary to have an on-going dialogue with the local community to manage this issue.

Pincock, Allen & Holt Preliminary Assessment and Scoping Study

In July 2002, National retained Pincock, Allen & Holt to prepare a preliminary assessment and scoping study for the Estrella Development Alternative, a smaller, scaled-down development plan that focuses on the selective open pit mining of the core (Estrella Zone) of the Mulatos Deposit mineral resource as an alternative to the Placer Dome development concept, taking the entire Mulatos Deposit mineral reserve.

The following has been extracted from a report prepared for National entitled "Salamandra Gold Project, Sonora, Mexico – Preliminary Assessment and Scoping Study for the Estrella Development Alternative for the Mulatos Deposit" dated September 10, 2002 and prepared by Pincock, Allen & Holt. The qualified persons who contributed to the preparation of this report were Gerald D. Crawford, P.E.; Nelson D. King; Susan R. Poos, P.E.; Robert L. Sandefur, P.E.; and Mark G. Stevens, C.PG. A full copy of this report is available for viewing on SEDAR at www.sedar.com, and the full report should be reviewed in order to put the following discussion in context.

Summary

Preliminary assessment of the Estrella Development Alternative demonstrates that this strategic option is a more viable economic alternative for project development when compared to the development and mining of the entire Mulatos Deposit mineral reserve as proposed by Placer Dome in their feasibility study.

The Estrella Development Alternative pit contains a total of 32.0 million tonnes of measured and indicated resources at an average grade of 1.77 grams of gold per tonne plus 26.6 million tonnes of waste material resulting in a stripping ratio of 0.83:1.0 (tonnes waste:tonnes ore). The open pit contains approximately 1.8 million ounces of gold.

The nominal production rate during the first seven years of operation will average 110,000 ounces of gold per year, and will systematically decline due to an anticipated reduction of head grade to 90,000 ounces of gold per year from year eight through to the end of the productive mine life in year twelve. Approximately 1.2 million ounces of gold will be produced from ore-grade material.

An updated feasibility study and development plan was prepared in 1999 by Placer Dome and included mining of the Escondida Deposit. The Escondida Deposit was discovered in 1997/1998 and is located just to the north and east of the Estrella Zone. The Escondida Deposit has not been included in the resource estimate for this scoping study because the database of that deposit needs to be reviewed further. Also, the Escondida Deposit is 500 meters from the cemetery that belongs to the town of Mulatos and therefore further consideration is required prior to deciding on whether or not to include it in the future mine plan. The Behre Dolbear Qualifying Report states that the Escondida Deposit would be mined in the later stages of the project and contains 2.34 million tonnes at a grade of 1.51 grams of gold per tonne and 88,000 ounces of recoverable gold. Inclusion of the Escondida Deposit into the development plan is an area of future study to determine its overall impact on the project.

Material will be processed using standard industrial crushing and cyanide heap leaching technology to recover the gold. Metallurgical testing indicates that gold recoveries by heap leaching should average 67 percent over the life of the project and will range from 55 percent for high sulfide material to over 90 percent for the oxidized material that is the most amenable to heap leaching. Additional metallurgical testing should be performed to determine if finer crushing could result in higher recoveries.

Even though certain environmental issues exist, including nearby sensitive fish species habitat and the potential for acid rock drainage, acceptable mitigation measures have been included in the mine and process design. The fish habitat will be protected by the installation of catch dams and siltation basins, leach pads and ponds will be lined to collect leach solutions, and waste dumps will be capped with impermeable material to divert runoff and minimize acid generation.

Sustainability of the positive regional economic impact of the mining operation will be provided through contributions from cash flow to a Regional Enterprise Development Trust, to be used to develop local business to support the local economy after the mine has completed operations.

Total initial capital cost of the Estrella Development Alternative is estimated to be $40.8 million that includes $3 million of working capital. Sustaining capital will total about $9.99 million for the remaining operating life of the mine and closure costs are estimated to be about $5 million. The remaining property acquisition cost will be about $5 million. On-site operating costs will be approximately $6.33 per tonne of ore processed.

The conceptual plan detailing the Estrella Development Alternative forecasts total production of 1,216,000 ounces of gold over a productive mine life of 12 years and a cash operating cost of about $169 per ounce of gold produced. Initial project capital cost is equal to about $34 per ounce of gold produced. Financial analysis of a 100 percent equity case, with an assumed $300 per ounce gold price, indicates a Discounted Cash Flow Rate of Return (DCFROR) of 19.3 percent and Net Present Value (NPV) discounted at 10 percent of $19.0 million. Earnings Before Taxes, Depreciation, and Amortization (EBTDA), and Regional Development Funding, for this case totals $156.1 million, averaging $12.7 million annually for the productive mine life. With project debt financing of $30 million, the DCFROR increases to 35.8 percent, and the NPV discounted at 10 percent increases to $22.9 million. The cash flow analyses did not include the remaining $5 million property acquisition cost to better compare this new plan to the cash flow analysis of the development plan presented in the Behre Dolbear Qualifying Report. The property cost had not been included in the Qualifying Report's cash flow analysis.

Potential for discovery of additional ore bodies exists. Six satellite deposits have been identified on the Salamandra Concessions. El Victor is immediately adjacent to the Mulatos Deposit, and presents an important exploration target. Six drill holes located at El Victor have shown ore grade mineralization in samples taken. Additional work needs to be completed before a resource estimate can be formulated.

Risk Factors Relating to the Amalgamation

Fixed Exchange Rate Despite Change in Relative Stock Prices
The relative stock prices of the Alamos Shares and National Shares at the Effective Time may vary from the prices as of the date of execution of the Amalgamation Agreement, the date of this Circular and the date of the Alamos Meeting and the National Meeting, due to the business, operations and prospects of Amalco, market assessments of the likelihood that the Amalgamation will be consummated and the timing thereof, regulatory considerations, general market and economic conditions and other factors.

Any increase or decrease in the market price of the Alamos Shares and/or National Shares may correspondingly increase or decrease the value of the Amalco Shares received in the Amalgamation.

Uncertainties in Integrating Business Operations and Achieving Cost Savings
The success of the proposed business combination will in large part be dependent on the ability of Amalco, following the consummation of the Amalgamation, to successfully explore and develop the Salamandra Property and, to a lesser extent, consolidate operations and integrate processes. There can be no assurance that future consolidated results will improve as a result of the Amalgamation, or that the timing or extent of the cost savings and efficiencies that are anticipated will be achieved.

Provisions of the Agreement Discouraging Other Companies from Trying to Alamos or National
In the event that an unsolicited Superior Proposal is made to either Alamos or National (an "Offeree"), as the case may be, or their respective shareholders, and the Amalgamation contemplated hereunder is not completed as a result of the Superior Proposal, (including without limitation, where a required shareholder approval is not obtained while a Superior Proposal is outstanding)) then the Offeree shall be required to pay to the other party (Alamos or National, as the case may be) a breakup fee in the amount of CDN$300,000 plus G.S.T., together with reimbursement of costs to an additional maximum of CDN$100,000 plus G.S.T., in recognition of the time and expense incurred by such party in connection with the proposed Amalgamation.

Vendor Consents
The terms of the Asset Purchase Agreement require consents from Tenedoramex and Kennecott in order for National or MON to, among other things, proceed with a reorganization. National has not yet received the consent of Tenedoramex and Kennecott and it is possible that Tenedoramex and Kennecott may not be prepared to consent to the Amalgamation with Alamos on terms acceptable to National or Alamos or at all. If consent is not obtained, Alamos and National may decide not to proceed with the Amalgamation.

Risk Factors Relating to Amalco's Business
The operations of both Alamos and National are speculative due to the high risk nature of their business which involves the exploration and development of mining properties. The following risk factors apply to Alamos and National's business and will also apply to Amalco's business:

Foreign Countries and Regulatory Requirements
The Salamandra Property, which will be Amalco's principal project, is located in Mexico. Mineral exploration and mining activities in this country may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of Alamos and National and may adversely affect their businesses. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Mexico's status as a developing country may make it more difficult for Alamos and National to obtain any required exploration, development and production financing for its projects.

Exploration and Mining Risks
The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of Alamos' or National's properties have any known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Alamos and National have relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold, copper and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Neither Alamos nor National have producing mines at this time.

Financing Risks

Alamos and National both have limited financial resources, have a history of loses, have no source of operating cash flow and have no assurance that additional funding will be available to them for further exploration and development of the Salamandra Property or to fulfil their obligations under any applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of this project with the possible loss of such property. Historically, the only source of funds available to both Alamos and National have been through the sale of their respective common shares. Any further additional equity financing undertaken by Amalco would cause dilution to Amalco Shareholders. Under the Asset Purchase Agreement, the debenture in the principal amount of CDN$7,500,000 becomes due and payable on the earlier of ninety days after the 9-month trailing average gold price equals or exceeds US$325 per ounce or December 31, 2010. The current gold price is in excess of US$325 per ounce, and there is no guarantee that Amalco will be able to raise sufficient funds to repay the debenture when it becomes due.

Surface Rights Dispute

The Ejido Mulatos has commenced a legal action in Hermosillo, Mexico disputing the annual surface rights lease payments due to them in respect of the Salamandra Property and are claiming that they are owed US$337,000 plus interest and costs for the year 2002. Although National and MON are defending the action and are of the view that the claim is without merit, to the extent that if the Ejido Mulatos are successful in the action, both Alamos and National would be required to incur addtional expenses.

Mexican Concession Taxes

Alamos and National are aware of a possible US$215,000 under-payment of mineral concession taxes on the Salamandra Property. To the extent that the mineral concession taxes were not paid, both Alamos and National would be required to incur additional expenses.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and Alamos and National may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Alamos and National.

No Assurance of Titles or Boundaries

Although National has obtained title reports on the Salamandra Property, such property may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Both Alamos and National are satisfied, however, that evidence of title to the Salamandra Property upon which funds are proposed to be spent is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on that property. Neither Alamos nor National have conducted surveys on the Salamandra Property and there is a risk that the boundaries thereof could be challenged or impugned.

Permits and Licenses

The operations of Alamos and National may require licenses and permits from various governmental authorities. There can be no assurance that Alamos and National will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Metal Prices
Factors beyond the control of Alamos and National may affect the marketability of any gold, copper or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years. The effect of these factors cannot accurately be predicted.

Competition
The mineral industry is intensely competitive in all its phases. Alamos and National compete with many companies possessing greater financial resources and technical facilities than themselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Environmental Regulations
The operations of both Alamos and National may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. Alamos and National intend to comply with all environmental regulations in Mexico.

Currency Fluctuation
The operations of Alamos and National in Mexico make it subject to foreign currency fluctuation and such fluctuations may adversely affect the financial position and results of both Alamos and National.

Conflicts of Interest
Certain directors and officers of each of Alamos and National are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of both Alamos and National are required by law to act honestly and in good faith with a view to the best interests of Alamos and National, respectively, and to disclose any interest which they may have in any project or opportunity of Alamos or National, respectively. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not Alamos or National, as the case may be, will participate in any project or opportunity, the director will primarily consider the degree of risk to which Alamos or National, as the case may be, may be exposed and its financial position at the time.

PART III: INFORMATION CONCERNING ALAMOS

General

Alamos was incorporated under the laws of the Cayman Islands on May 31, 1994 under the name "Vulcan Gold Exploration Inc." On January 11, 1996, Alamos was continued under the *Company Act* under the name Alamos Minerals Ltd., with an authorized capital of 100,000,000 Common Shares without par value.

Alamos is domiciled in British Columbia, Canada and is a valid company in good standing and operating under the *Company Act*. Alamos' principal place of business is Suite 1400, 400 Burrard Street, Vancouver, B.C. V7X 1A6 telephone number (604) 643-1787.

The following chart shows Alamos' inter-corporate relationships with its active subsidiaries, including jurisdictions of incorporation, the percentage of voting securities or ownership held by Alamos and the mineral resource properties owned or being acquired by each of them:


Alamos Minerals Ltd.
(British Columbia)
100%
100%
100%
Durango Fern Mines, S.A. de C.V.
(Mexico)
Minas La Fortuna, S.A. de C.V.
(Mexico)
Minera Bienvendos, S.A. de C.V.
(Mexico)
50%
La Fortuna Concession
(Mexico)
Salamandra Concession
(Mexico)

Alamos' common shares are listed for trading on the Exchange. Alamos is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario and a "foreign private issuer" in the United States which is in the process of responding to comments of the staff of the SEC related to its initial Form 20-F filing with the SEC.

Alamos is a British Columbia-based natural resource company engaged in the acquisition, exploration and development of mineral resource properties with a primary focus in Mexico either on its own or in association with other companies. Alamos' main objective is to acquire advanced stage properties which can be put into production at a low capital cost. Alamos's principal properties are located in Mexico. All of Alamos' properties are currently in the exploratory stage development.

During the last three years, Alamos has been involved primarily in mineral exploration projects in Mexico and Peru. Alamos currently holds or has the right to acquire interests in two properties in Mexico, namely, the Salamandra gold property in the State of Sonora, Mexico and the La Fortuna property in the State of Durango, Mexico.

During January 1999, at Alamos's Arequipa M Mine in Peru, high-grade polymetallic ore derived from the upper levels of the mine was being stock piled at a custom mill. Milling 1,400 tonnes of this ore produced lead and zinc concentrates, with a high silver content. Recoveries were not as good as Alamos expected, and one of the concentrates incurred penalties because of impurities. As such, the mine was returned to the previous owners and Alamos closed its Peruvian office in June 1999.

Alamos then directed its attention to Mexico and Alamos acquired an option in June 1999 to earn up to a 70% interest in the San Antonio Property in the State of Sonora, Mexico from, and in consideration for Alamos subscribing for 2,100,000 shares of, Laminco Resources Inc., a public company listed on The Toronto Stock Exchange. Alamos was to earn a 70% interest in the San Antonio Property by successfully completing a production scale metallurgical test on the property and incurring US$4,000,000 on exploration and development on the property over a 4½-year period.

During the summer months of 1999, Alamos drilled 50 short holes in one of the outcropping mineralized zones with the view to checking the earlier LRI drilling results, as well as accurately determining the stripping ratio for an open pit capable of producing 30,000 tonnes. Alamos then submitted permit applications for a bulk mining-leaching test program to the Mexican authorities at the end of 1999.

In the first quarter of 2000, Alamos established a 20,000 tonne leaching facility and by the end of the third quarter of 2000, had spent U.S. $709,000 on the project.

Alamos experienced a problem with poor percolation in the heap and, with less than expected tonnages and grades amenable to open pit mining, Alamos decided to terminate the project. All deferred costs were written off as of December 31, 2000. Alamos received an aggregate of CDN$69,504 in 2000 and CDN$146,474 in 2001 from the sale of gold obtained from the test leaching operations conducted on the San Antonio Property. In 2000, Alamos ceased operations on the San Antonio Property and elected to write off its acquisition and exploration costs.

Alamos had a 34.4% interest in certain other properties in Peru and Mexico which were written off in 2000.

Alamos then began seeking suitable opportunities in Mexico, and in July 2001. In October of 2001, Alamos and National entered into the joint venture option agreement regarding the Salamandra Property, as more particularly described in "Part II – The Company Resulting from the Amalgamation" – "The Salamandra Property".

Property, Plant and Equipment

At present, none of Alamos' properties have a known body of ore and Alamos receives no revenue from its mining operations. Alamos is presently in the exploration stage. There is no assurance that commercially viable mineralization exists in any of its mining projects until successful exploration work is concluded.

Mineral Properties of Alamos

The following is a description of Alamos' current properties and the nature of Alamos' interests in those properties.

Salamandra Property, Sonora, Mexico
Alamos' major property is the Salamandra Property described under "Part II: The Company Resulting From The Amalgamation" – "The Salamandra Property".

La Fortuna Property, Mexico
There are no known ore reserves on the La Fortuna property and all work programs on the property have been exploratory searches for ore grade mineralization.

Alamos acquired the La Fortuna Property, located in the State of Durango, Mexico, from San Fernando Mining Company Ltd. ("San Fernando") pursuant to a Share and Debt Purchase Agreement dated May 31, 1996 (the "San Fernando Purchase Agreement") between Alamos and San Fernando. Under the San Fernando Purchase Agreement, Alamos acquired all of the outstanding shares of Durango Fern Mines, S.A. de C.V. ("Durango") and Minas La Fortuna, S.A. de C.V. ("La Fortuna"), as well as all debt owed by Durango and La Fortuna to San Fernando, in consideration of 2,300,000 common shares of Alamos have a deemed value of $1.30 per share, for total consideration of $2,990,000. The acquisition closed effective October 11, 1996. Durango owns the La Fortuna Property located in Durango, Mexico which is now comprised of the La Fortuna and Ampliacion La Fortuna exploitation concessions.

The rights to acquire La Fortuna Property from San Fernando were originally acquired by Chester Millar, currently Alamos' Chairman and President. Mr. Millar subsequently assigned these rights to Alamos in consideration of his out-of-pocket costs of US$50,000. The work done by Alamos was limited to grading a possible leach pad site. Work was stopped in 1998 when the price of gold removed any chance the property would be feasible to operate.

During the fiscal year ended December 31, 2000, Alamos reduced the size of its property interest in the La Fortuna Property by allowing certain mining claims to lapse. Accordingly, at the end of the fiscal year ended December 31, 2000, Alamos wrote the property down to an estimated fair value of US$1,000,000.

PROPERTY DESCRIPTION AND LOCATION
Information on La Fortuna Property given below is summarized from a report entitled "Alamos Minerals Ltd. – La Fortuna Project, Durango, Mexico dated June 12, 1997 prepared by J. Peter Davies, P. Eng., Consulting Mining Engineer (the "Davies Report"). A copy of the Davies Report may be inspected at the head office of Alamos.

The La Fortuna Property consists of two mineral exploitation concessions totalling approximately 606 hectares (collectively, the "La Fortuna Concessions"), as follows:

Concession Name	Type	Concession Number	Hectares	Expiry Date
Ampliacion La Fortuna	Exploitation	199449	600.000	April 17, 2050
La Fortuna	Exploitation	183578	6.000	November 16, 2013

The La Fortuna property is located in Mexico in the northwestern corner of the State of Durango, approximately 70 kilometres northeast of Culiacan. Culiacan lies 270 kilometres northwest of Mazatlan, a major port city and 200 kilometres southeast of Los Mochia, another major port.

MINERAL RIGHTS
Mineral rights for all of the La Fortuna Concessions are controlled by Durango. Mining taxes have been paid on all of the La Fortuna Mine Property concessions through December 31, 2002, and the estimated mining rights taxes (impuestos) payable for the year 2003 are CDN$2,500.

SURFACE RIGHTS
Alamos does not have a current agreement with surface land holders.

POTENTIAL ENVIRONMENTAL LIABILITIES
To Alamos's knowledge, there are no current environmental liabilities. Potential liabilities may be identified if and when a feasibility study has been completed.

PERMITS
Alamos does not propose to conduct any work for this property, and as such, no permits are to be acquired.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
The property is accessible by road from Culiacan, a driving distance of 100 kilometres. The quality of the road is sharply variable. The first 10 kilometres to the town of El Tepuche are black-topped. The next 50 kilometres are gravelled, graded and of reasonable width with gentle gradients at the foothills of the Sierra Madre Occidental are approached. The final 40 kilometres are rough with frequent sections cut into steeply inclined bedrock being steep and narrow and barely the width of a pick-up truck.

Direct flights link Culiacan, Mazatlan and Los Mochis to Los Angeles and Mexico City. Aero California and Aero Mexico are the commercial carriers.

Elevations at the minesite range from 600 to 850 meters above sea level. Bush-type vegetation provides ground cover, and it becomes dense during the rainy season. Small scale logging was carried out until the recent past, but there is now virtually no commercial timber remaining.

The weather is typical of northwestern Mexico, with hot summers, moderate to warm dry winters, and a rainy season which starts in June and continues into October. Annual rainfall is highly variable, and averages about 1000 mms.

Power is available at a major hydro-electric facility located 50 kilometres to the southwest of the property.

HISTORY
Initial development of La Fortuna followed the 1994 discovery of the gold-bearing oxidized outcrop. Between 1886 and 1892, a 200 tonne per day ("TPD") gravity mill built near the site processed the ore which was mined selectively from underground. Reportedly about 200,000 tonnes of material grading 20 grams per tonne ("GPT") were mined and processed during this period. The concentrate was smelted on site to a copper matte, then shipped to Tacoma, Washington. The venture was not profitable due to a combination of operating problems including poor recoveries and high transportation costs.

Between 1974 and 1988, geologist from the Consejo de Recursos Minerales ("CRM"), an agency of the Mexican Government, carried out a program of systematic geological mapping and sampling in the mine and on surface. Geochemical surveying, regional geological mapping and underground channel sampling were also carried out.

In 1989, changes to Mexican mining laws and a relaxation of foreign ownership restrictions permitted Alaska Fern Mines Ltd. ("Alaska Fern"), a privately-owned British Columbia company, to acquire a 100% interest in the San Fernando Mine (6 hectares). Alaska Fern also acquired the surrounding Ampliacion La Fortuna (5,700 hectares). These properties were then sold to San Fernando Mining Company Ltd. ("San Fernando").

Between 1991 and 1996, San Fernando carried out an extensive exploration program, with particular emphasis on the San Fernando Mine. The objective was to define a reserve of gold-silver-copper sulphide ore amenable to open pit mining, fine grinding, and conventional processing, either by cyanidation or froth flotation.

The program included detailed mapping and sampling of underground openings and most importantly the drilling in the immediate San Fernando Mine area of 121 diamond drill holes aggregating a total drilled depth of 18,900 metres. Preliminary reserve calculations, coupled with process test work carried out on representative core samples, did not support San Fernando's objectives, and the property was sold in 1996 to Alamos.

GEOLOGICAL SETTING

Regional Geology

The regional geology in the area of the San Fernando Mine (i.e., La Fortuna) and its vicinity consists mainly of Upper Cretaceious plutonic rocks of granodiorite to quartz monzonite composition overlain by Lower Tertiay rhyolites and andesites. These rocks are intruded by dykes of andesitic to basaltic composition.

The Lower Tertiary andesitic volcanic series hosts several epithermal precious and base metal deposits, such as the mines at Toia approximately 40 kilometres east of the San Fernando area. The Upper Cretaceous intrusive rocks host epigenetic native silver veins, such as those at Batopilas (near Guadalupe, approximately 60 kilometres to the north) plus fracture controlled and disseminated precious metal and copper deposits. In the San Fernando area the mineral showings are associated with intrusive breccias and may best be described as modified elongate tourmaline breccia pipes.

The dominant fracturing and jointing zones appear to strike north-northwest and north-northeast, apparently paralleling those of the intrusive contacts. The rock, exposed in underground mine openings, is notably competent, with rock fall being limited to a few caved areas where chutes were broken or pulled out.

Alteration and Mineralization

Mineralization consists mainly of chalcopyrite and pyrite stockwork veinlets and dissemination in amounts constituting up to 10% of the host rock. Minor tetrahedrite, sphalerite and galena are present. The mineralization is apparently associated with tourmaline, quartz, sericite, chlorite and epidote and mostly restricted to the highly tourmalinized areas. Minor mineralization occurs in the weakly tourmalinezed quartz monzonite. The dykes are greyish-green, generally massive, and classed as andesites. They appear to be post mineral, but occasionally sulphides occur in fractures near their contacts. Some of the better sulphide concentrations occur within a few feet of the contacts, tentatively believed to be due to their location on the same structurally receptive zones.

The mineralized body is slab-like in form. From 20 to 40 meters thick, dipping to the west at about 30. The lower part of the body rests on a healed breccia base while the upper part consists of quartz stringers and veinlets extending up into the handing wall. The areal extent of the deposit is approximately 200 metres in a north or north-south direction and 150 metres east-west.

EXPLORATION

Alamos has not performed any exploration work on the La Fortuna Property.

DRILLING

Alamos has not performed a drilling program on the property.

SAMPLING AND ANALYSIS

Alamos did not conduct any sampling or assaying on the property.

EXPLORATION AND DEVELOPMENT PLANS

Alamos has not carried out any significant exploration on the project since 1998 and has no intention of carrying out any further exploration on the project in the short term.

Selected Financial Information and Management's Discussion and Analysis for Alamos

The following table sets forth consolidated financial information for Alamos for the past three fiscal years and for the interim nine month period ended September 30, 2002. The annual financial information is derived from the consolidated financial statements of Alamos which have been audited by De Visser Gray, Chartered Accountants, for the years ended December 31, 2001, 2000 and 1999. The interim financial information is derived from the consolidated interim financial statements of Alamos prepared by management of Alamos for the nine month period ended September 30, 2002. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere this Circular.

	Fiscal Years Ended December 31 and Nine Months ended September 30, 2002 (US$)			
	9 months ended Sept. 30, 2002	2001	2000	1999
Revenues	$2,777	$160,208	$113,803	$69,781
Net earnings (loss)	($219,455)	($367,300)	($3,686,210)	($675,157)
Earnings (loss) per Share	($0.015)	($0.02)	($0.25)	($0.05)
Working Capital	$625,072	$302,538	$550,445	$1,072,569
Total Assets	$3,160,267	$1,914,274	$1,732,352	$5,407,751
Total Liabilities	$8,614	$591,294	$42,072	$31,261

During the fiscal year ended December 31, 2000, Alamos wrote off US$3,553,028 of acquisition and exploration expenses related to certain of its properties in Mexico and Peru. During the fiscal year ended December 31, 1999, Alamos wrote off US$126,800 of acquisition and exploration expenses and during the fiscal year ended December 31, 2001, Alamos did not write off any expenses.

Quarterly Information

The following information is supplied in respect of Alamos' previous eight quarters ended December 31, 2001:

Quarter Ended	Revenue (US$)	Net Income (Loss) (US$)	Net Income (Loss) per Common Share (US$)
31-Dec-2001	$49,398	($95,911)	($0.006)
30-Sep-2001	$1,951	($105,367)	($0.007)
30-Jun-2001	$4,315	($112,890)	($0.008)
31-Mar-2001	$104,544	($53,132)	($0.004)
31-Dec-2000	$78,087	($3,594,030)	($0.042)
30-Sep-2000	$9,740	($24,440)	($0.002)
30-Jun-2000	$12,269	($34,325)	($0.002)
31-Mar-2000	$13,757	($33,415)	($0.002)

Dividends

Alamos has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of this business.

Management's Discussion and Analysis

Results of Operations

Year ended December 31, 2001 Compared to Year Ended December 31, 2000

For the fiscal year ended December 31, 2001, Alamos had a loss of US$367,300 compared with a loss of US$3,686,210 for 2000. The loss in 2001 was significantly lower than the loss in 2000 due to the absence of mineral property interests write-offs in 2001, compared to the US$3,553,023 in 2000. General and administrative expenses were virtually at the same level for both years.

The value of exploration work conducted on Alamos' properties by Alamos totalled US$82,379 in 2001 compared to the US$504,395 spent on the San Antonio Property in 2000 which was written off in the same year with the decision to terminate the project.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

For the fiscal year ended December 31, 2000, Alamos had a loss of US$3,682,210 compared with a loss of US$675,157 in 1999 for a difference of US$3,000,000 more losses versus 1999. This was mainly due to the US$3,553,023 mineral properties write-off in 2000 (detailed below), offset by lower general and administrative expenses (US$178,192 – 2000; US$435,162 – 1999). The services of a paid director were terminated saving US$44,000 for Alamos in 2000. Corporate offices were downsized and Alamos' Peru office closed, initiatives which saved Alamos approximately US$70,000 in 2000. The general inactivity in 2000 reduced legal and audit fees by US$51,000 compared to 1999. Amortization costs were much less in 2000 due to declining asset values.

In 2000, following cessation of exploration activities in Mexico and Peru, Alamos elected to write-off acquisition and exploration costs, net of recoveries, incurred in those properties in the aggregate of US$3,553,028, as follows:

Property	Amount Written Off
La Fortuna Property, Mexico	US$1,960,365
San Antonio Property, Mexico	676,641
Alamos-Queenstake Joint Venture Properties	916,022
Total	US$3,553,028

Revenues totalling US$113,803 were recorded in 2000 versus US$69,781 in 1999, an increase of US$44,022 in 2000. This was largely due to US$69,504 in gold sales in 2000 from the San Antonio Project. Declining cash balances in Alamos' treasury resulted in a decrease of US$25,482 in interest income in 2000 compared to 1999.

Financial Condition and Liquidity

Alamos at present has no income from operations and none is likely in the near future. Alamos is therefore dependent on raising funds by the issuance of shares or disposing of interests in its mineral properties (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral properties and meet general and administrative expenses in the medium and long term. Alamos will require further financing to fund a bulk heap test in the Mulatos deposit on the Salamandra Property.

Alamos' financial performance is dependent on many external factors. Alamos expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes and events could materially affect the financial performance of Alamos. Alamos' only current source of income (interest on its cash reserves) has been adversely affected by the current low interest rates and management does not expect this to change in the immediate future.

Alamos' working capital as at December 31, 2001 was US$302,538 compared to a working capital of US$550,445 as at December 31, 2000. The decrease in working capital was due to payments (advances) made to National pursuant to its agreement on the Salamandra Property, Mexico. Alamos' working capital as at December 31, 2000 was US$550,445 compared to a working capital of US$1,072,569 as at December 31, 1999. The decrease in working capital was mainly due to exploration costs on the San Antonio Property.

As at December 31, 2001, Alamos had deferred expenditures on mineral properties, net of recoveries and write-offs, of US$496,971. As at December 31, 2000, Alamos had no deferred expenditures on mineral properties. During 2000, Alamos wrote-off US$3,553,028 in acquisition and exploration costs due to the cessation of exploration activity on certain properties, including the San Antonio and La Fortuna Properties.

Alamos' share capital at December 31, 2001 was US$8,338,027, unchanged from December 31, 2000. Increases/decrease in shareholders' capital resulted from the issuance of common shares. Alamos' deficit was US$7,015,047 as at December 31, 2001 and was US$6,647,744 as at December 31, 2000.

For the year ended December 31, 2001, Alamos spent, after allowing for changes in non-cash working capital items, US$321,844 on operating activities compared to US$11,672 for the year ended December 31, 2000 due mainly to significant increases in property investigation costs.

As at December 31, 2001, December 31, 2000 and December 31, 1999, Alamos had no bank loans or long term debt outstanding.

For the fiscal year ended December 31, 2001, Alamos spent a net aggregate of US$503,510 on investing activities, comprised of exploration expenditures incurred on its Mexican properties of US$82,379 less the proceeds from the sale of capital assets of US$6,539 less the proceeds from the sale of marketable securities of US$13,168.

For the fiscal year ended December 31, 2000, Alamos spent a net aggregate of US$510,452 on investing activities, comprised of exploration expenditures incurred on its Mexican properties of US$504,395.

As a result of the above activities Alamos' cash position as at December 31, 2001 was US$287,970 and as at December 31, 2000 was US$567,232.

Voting Securities and Principal Holders Thereof
Alamos is authorized to issue 100,000,000 common shares without par value, of which 32,624,647 common shares were issued and outstanding as fully paid and non-assessable as at December 16, 2002. The holders of common shares are entitled to one vote for each common share held. Alamos has no other classes of voting securities.

To the knowledge of the directors and senior officers of Alamos, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding Alamos Shares.

Options to Purchase Securities

Introduction
As of the date of this Circular, Alamos has granted a number of stock options and issued a number of warrants pursuant to which up to 15,121,617 Alamos Shares may be issued in the future. The following is a brief summary of these stock options and warrants.

Stock Options
Alamos does not have a formal plan for the granting of stock options to its directors, officers and employees. However, Alamos has granted stock options to its directors, officers and employees. All of the Alamos Stock Options were granted as an incentive to the optionees.
The following is a summary of the Alamos Stock Options outstanding on December 16, 2002 by the following categories:

Optionees	Exercise Price	Expiry Date	Shares Under Option
Executive Officers (1)	$0.58	03-Jun-2007	500,000
	$0.50	22-Jul-2007	500,000
Directors (5)	$0.65	08-Jun-2003	135,000
	$0.58	03-Jun-2007	765,000
	$0.32	05-Feb-2007	200,000
	$0.50	22-Jul-2007	400,000
Employees (1)	$0.50	22-Jul-2007	100,000
Total:			2,600,000

All of the Alamos Stock Options are non-assignable and non-transferable and terminate on the earlier of the expiry date or the 30th day following the day upon which the director, officer or employee, as the case may be, ceases to be either a director, officer or employee of the Issuer; provided, however, that if such cessation is due to the death of the optionee, the personal representative of the optionee shall have the right to exercise any unexercised part of the stock options for a period of one year following the date of death of the optionee. The Alamos Stock Options are adjusted in the event of a share consolidation or subdivision or other similar change to Alamos' share capital, and the terms of the option agreements enable optionees to exercise any unexercised Alamos Stock Options after completion of the Amalgamation to purchase that number of Amalco Shares that the optionee would have acquired pursuant to the Amalgamation had the optionee's

Alamos Stock Options been fully exercised immediately prior to the date of the Amalgamation. The exercise price to be paid by the optionee to acquire Amalco Shares will be twice the amount of the exercise price applicable to the Alamos Stock Options such that the aggregate consideration to be paid to acquire Amalco Shares would have been the same as the aggregate consideration to have been paid to fully exercise the Alamos Stock Options.

Warrants

From time to time Alamos has granted warrants exercisable for common shares of Alamos. Typically, these warrants are issued as part of a private placement of units consisting of some combination of shares and warrants. All of the Alamos Warrants are non-transferable and are adjusted in the event of a share consolidation or subdivision or other similar change to Alamos' share capital.

The following is a summary of the Alamos Warrants which were outstanding on December 16, 2002:

Date of Grant (D/M/Yr)	No. of Shares Originally Under Warrants	Exercise Price 1st Year/2nd Year	Expiry Date	No. of Shares Remaining Under Warrants
23-Oct-2001	6,000,000	$0.20	11-Apr-2003	6,000,000
	186,667	$0.20	11-Apr-2003	186,667
29-Jan-2002	1,050,000	$0.28	19-Jul-2004	1,050,000
	73,500	$0.28	19-Jul-2004	73,500
22-Jul-2002	4,985,000	$0.45	22-Jul-2003	4,985,000
	226,450	$0.45	22-Jul-2003	226,450
Total:	12,521,617			12,521,617

Prior Sales

During the 12 months preceding the date of this Circular, Alamos issued the following common shares:

Date	Type of Issue	No. of Common Shares	Purchase Price
11-Oct-2002	Private placement	5,125,000	$0.40
24-Jul-2002	Private placement	4,985,000	$0.40
24-Jul-2002	Finder's fee	226,450	$0.40
22-Jul-2002	Private placement	1,050,000	$0.28
22-Jul-2002	Finder's fee	73,500	$0.28
12-Jul-2002	Private placement	6,000,000	$0.15
12-Jul-2002	Finder's fee	186,667	$0.15
21-May-2002	Exercise of option	100,000	$0.48
Total:		17,746,617	

Price Range and Trading Volumes

The following table lists the volume of trading and high and low prices on the Exchange of Alamos Common Shares during the periods indicated.

TSX Venture Exchange

		High	Low	Volume
2002	Dec. 1-17	$0.36	$0.28	441,387
	Nov.	$0.50	$0.28	1,258,725
	Oct.	$0.50	$0.35	544,500
	Q3	$0.82	$0.40	873,837
	Q2	$0.92	$0.36	2,826,956
	Q1	$0.49	$0.25	2,314,111
2001	Q4	$0.38	$0.25	2,478,457
	Q3	$0.07	$0.05	273,900
	Q2	$0.10	$0.06	163,500
	Q1	$0.08	$0.06	126,100

Directors, Officers, Promoters and Principal Shareholders of Alamos

The following discloses the name, age, municipality of residence and function with Alamos of its directors, officers, and promoters, together with business experience, and principal business activities for the past five (5) years (including in the case of directors other principal directorships).

Chester F. Millar (74), Vancouver, British Columbia; Professional Engineer; Chairman and Director of Alamos since 1996; President of Alamos since 1999; Chairman of Glamis Gold Ltd. from 1985 to present. Previously Chairman of Eldorado Gold Corporation between 1992 and 1994.

Leonard Harris (75), Lone Tree, Colorado; Self-employed consultant since 1995; Director of Alamos since 1998; Chairman, Mining Group, Chamber of the Americas; Past-President of Newmont Peru Ltd.

Nerio Vasquez Cervantes (51), Richmond, British Columbia; Certified Managerial Accountant; Director of Alamos since 1996, Corporate Secretary since 2001; Executive Assistant, Western Blasting Ltd. since 1994.

John Alexander McCluskey (43), Toronto, Ontario; Director of Alamos since May 1996; President and Chief Executive Officer of Grayd Resource Corporation since 1996; Director, Aurcana Corporation since July, 2002; Vice-President, Finance from 1996 to 2002 of Inca Pacific Resources Inc.; Self-employed investor relations consultant since 1992.

Stephen Ray Stine (55), Centennial, Colorado U.S.A., Director of Alamos since February, 2002; President, Steve Stine and Associates since December, 2000; Previously, President & C.E.O. of Laguna Gold Company from 1998 to 2000; Vice-President, First Dynasty Mines, Ltd. 1994 to 1998; General Manager, FMC Gold Company 1991 to 1994.

Directors of Alamos are elected to hold office for one year. The directors' terms of office will expire at the next Annual General Meeting of Alamos or until their successors are appointed. Officers of Alamos hold office at the pleasure of the Board of Directors.

Alamos is required to have an audit committee, the members of which are Chester F. Millar, John A. McCluskey and Leonard Harris. Alamos does not have an executive committee.

There are no family relationships between any of the above. Neither is there any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

As a group the directors and officers of Alamos directly or indirectly own or exercise control or direction over a total of approximately 1,495,883 common shares representing approximately 4.6% of the issued and outstanding shares.

Corporate Cease Trade Orders or Bankruptcies

To the best of Alamos' knowledge, as at the date of this Circular, other than as provided below, no director or officer of Alamos, and no shareholder of Alamos holding sufficient number of securities of Alamos to affect materially the control of Alamos, is, or within the 10 years before the date of this Circular has been, a director or officer of any other Issuer that, while that person was acting in that capacity,

1.   was the subject of a cease trade or similar order, or an order that denied the other Issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

2.   became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Stephen Stine was the President and Chief Executive Officer of Laguna Gold Company ("Laguna") at the time Laguna was suspended from trading on The Toronto Stock Exchange ("TSX") in September of 2000. The TSX imposed the suspension for failure by Laguna to meet the continued listing requirement relating to the market value of publicly held listed securities needing to be more than CDN$2.0 million for the previous 30 consecutive trading days. Laguna was delisted from the TSX on September 1, 2001.

Penalties or Sanctions

To the best of Alamos' knowledge, as at the date of this Circular, there are no penalties or sanctions imposed on Alamos that would give rise to a settlement agreement.

Personal Bankruptcies

To the best of Alamos' knowledge, as at the date of this Circular, there is no director or officer of Alamos, or a shareholder holding a sufficient number of securities of Alamos to affect materially the control of Alamos, or a personal holding company of any such persons has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

To the best of Alamos' knowledge, as at the date of this Circular, there are no existing or potential material conflicts of interest between Alamos or a subsidiary of Alamos and a director or officer of Alamos or a subsidiary of Alamos.

Statement of Executive Compensation

"Named Executive Officers" means the Chief Executive Officer ("CEO") of Alamos, regardless of the amount of compensation of that individual, each of Alamos' four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 whether or not they are an executive officer at the end of the fiscal year.

Alamos currently has one executive officer, Chester Millar (the "Named Executive Officer"). The following table sets forth the compensation awarded, paid to or earned by Alamos' Named Executive Officer during the financial years ended December 31, 2001, 2000 and 1999:

Summary Compensation Table

Name and Principal Position (a)	Year (b)(1)	Annual Compensation			Long Term Compensation			All Other Compen-sation ($) (i)
		Salary ($) (c)	Bonus $ (d)	Other Annual Compen-sation $ (e)	Awards		Payouts	
					Securities Under Options/ SARs granted (#)(2) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (g)	
Chester Millar Chairman & President	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	0/0 0/0 0/0	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

(1)   Fiscal years ended December 31st.

(2)   Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of Alamos or an affiliate, or the price of Alamos' shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". Alamos has not granted any LTIP's during the past fiscal year.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of Alamos' shares. No SAR's were granted to or exercised by the Named Executive Officers or directors during the fiscal year ended December 31, 2001.

Option Grants in Last Fiscal Year
There were no options granted during the financial year ended December 31, 2001 to the Named Executive Officer of Alamos.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2001 by the Named Executive Officer and the fiscal year-end value of unexercised options on an aggregated basis:

Name (a)	Securities Acquired on Exercise (#)(1) (b)	Aggregate Value Realized ($)(2) (b)	Unexercised Options at Fiscal Year-End (#)(1) Exercisable/ Unexercisable (d)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3) Exercisable/ Unexercisable (e)
Chester Millar	nil	nil	150,000/0	Nil

(1)   Number of common shares of Alamos acquired on the exercise of stock options.
(2)   Calculated using the difference between the exercise price and the market value on the date of exercise.
(3)   Value using the closing price of common shares of Alamos on the Exchange on December 31, 2001 of $0.30 per share, less the exercise price per share.

Pension Plans
Alamos does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts
Alamos has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in Alamos' most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors
No stock options were granted by Alamos to the directors who are not Named Executive Officers during the fiscal year ended December 31, 2001.

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2001 by directors who are not Executive Officers of Alamos, as a group, and the fiscal year-end value of unexercised options on an aggregated basis:

Name (a)	Securities Acquired on Exercise (#)(1) (b)	Aggregate Value Realized ($)(2) (c)	Unexercised Options/SARs at Fiscal Year-End (#)(3) Exercisable/ Unexercisable (d)	Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End ($)(3)(4) Exercisable/ Unexercisable (e)
Directors who are not Named Executive Officers(3)	n/a	n/a	410,000/0	nil

(1)   Number of common shares of Alamos acquired on the exercise of stock options.
(2)   Calculated using the difference between the exercise price and the market price on the date of exercise.
(3)   As freestanding SARs have not been granted, the numbers relate solely to stock options.
(4)   Value of unexercised in-the-money options calculated using the closing price of common shares of Alamos on the Exchange on December 31, 2001, ($0.30) less the exercise price of in-the-money stock options.

During the most recently completed financial year, Mr. Nerio Cervantes, a director who is not a Named Executive Officer, received compensation in the amount of $4,000 per month, in consideration for providing administrative and accounting services to Alamos. Mr. Cervantes has not entered into a written agreement with Alamos in relation to the provision of administrative and accounting services to Alamos.

Except as described above , the directors did not receive any financial compensation from Alamos during the fiscal year ended December 31, 2001.

Indebtedness of Directors, Executive Officers and Senior Officers
At any time during Alamos' last completed financial year, no director, executive officer or senior officer of Alamos, proposed management nominee for election as a director of Alamos or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to Alamos or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Alamos or any of its subsidiaries, other than routine indebtedness.

Risk Factors
See "Part II: The Company Resulting From the Amalgamation" – "Risk Factors Relating to Amalco's Business".

Legal Proceedings
Robert Toporowski has filed a Statement of Claim against Chester Millar and Alamos. The plaintiff was a principal of Miltop, Inc. ("Miltop"), a company that owned mineral rights in a property located near Norris, Montana (the "Norris Property"). He alleges that Mr. Millar, a 50% shareholder, director and officer of Miltop, expressed an interest, as an agent of Alamos, in Alamos acquiring the Norris Property immediately after Alamos' initial public offering. The plaintiff stated that he invested US$105,000 to keep the Norris Property in good standing. Alamos did not acquire the Norris Property, and the plaintiff alleges that Mr. Millar, on behalf of Alamos, made negligent or fraudulent representations, or alternatively claims damages

against Mr. Millar for breach of warranty of authority. Alamos denies these allegations and has filed a Statement of Defence in respect of this proceeding. It is anticipated that Examinations for Discovery in this proceeding will begin in early 2003.

On December 4, 2002, Randol International Ltd. has advised Alamos that it is claiming a 0.25% NSR royalty on any future production from mining activities on the Mulatos deposit on the Salamandra Property. Alamos is of the view that this claim is without merit.

Other than as provided above, there are no legal proceedings to which Alamos is a party, nor to the best of the knowledge of management are any legal proceedings contemplated.

Interest of Insiders in Material Transactions

On October 23, 2001, Alamos entered into a subscription agreement with No. 369 Sail View Ventures Ltd., a company controlled by John McCluskey, a director of Alamos, to purchase up to 666,666 units of Alamos at a price of $0.15 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitled the holder to purchase one common share at a price of $0.20 per share for a period of nine months from the date of issue of the warrants. Mr. McCluskey disclosed his interest in the transaction to the board of directors and abstained from voting on the transaction. The terms of the private placement were approved by the remaining directors and the Exchange.

On April 29, 2002, Alamos entered into subscription agreements with Messrs. John McCluskey and Chester Millar, both directors of Alamos, to purchase up to a total of 357,500 units at a price of $0.40 per unit, each unit consisting of one common share and one non-transferable share purchase warrant, each warrant exercisable for the purchase of an additional common share at a price of $0.45 per share for a period of one year, as follows:

Name of Director	No. of Units
John McCluskey	100,000
Chester Millar	257,500
Total:	357,500

The directors disclosed their respective interests in the transaction to the board of directors and abstained from voting on their interests in the transaction. The terms of the private placement were approved by the remaining directors and the Exchange.

Other than as set forth above or elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of Alamos or any of its subsidiaries, none of the directors or senior officers of Alamos, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of Alamos nor an associate or affiliate of any of the foregoing persons had since January 1, 2001 (being the commencement of Alamos' last completed financial year) any material interest, direct or indirect, in the Amalgamation or in any transactions which materially affected or would materially affect Alamos or any of its subsidiaries.

Material Contracts

The material contracts entered into by Alamos, or its subsidiaries, within the two year period preceding the date of this Circular, and not otherwise disclosed in this Circular, are as follows:

1. Amended and Restated Option and Joint Venture Agreement dated October 17, 2001 among National, MON, Alamos and Bienvenidos. Refer to "Part II: The Company Resulting from the Amalgamation" – "The Salamandra Property" – "Acquisition of the Salamandra Property."

2. Agreement dated October 17, 2001 among Tenedoramex, Kennecott, Alamos, and Bienvenidos regarding the Salamandra Property. Refer to "Part II: The Company Resulting from the Amalgamation" – "The Salamandra Property" – "Acquisition of the Salamandra Property."

3. Letter Agreement among National, MON, Alamos and Bienvenidos dated October 17, 2002 regarding the $675,000 convertible loan from Alamos to National. Refer to "Part II: The Company Resulting from the Amalgamation" – "The Salamandra Property" – "Acquisition of the Salamandra Property."

4. Convertible Note dated October 17, 2002 issued by National and in favour of Alamos. Refer to "Part II: The Company Resulting from the Amalgamation" – "The Salamandra Property" – "Acquisition of the Salamandra Property."

5. Letter Agreement dated October 23, 2002 between National and Alamos. Refer to "Part II: The Company Resulting from the Amalgamation" – "The Salamandra Property" – "Acquisition of the Salamandra Property."

6. Amalgamation Agreement dated December 16, 2002 between Alamos and National.

Documents Incorporated by Reference

Alamos' audited consolidated financial statements for the three years ended December 31, 1999, 2000 and 2001 and the auditor's report thereon, and Alamos' unaudited consolidated financial statements for the nine-month periods ended September 30, 2000 and 2001, all of which have been filed by Alamos with the various securities regulatory authorities in the Provinces of British Columbia, Ontario and Alberta, are specifically incorporated by reference and form an integral part of this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an admission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

PART IV: INFORMATION CONCERNING NATIONAL

General

National Gold Corporation was incorporated as 696404 Alberta Inc. by Certificate of Incorporation issued pursuant to the provisions of the ABCA on May 24, 1996. National changed its name to Webb Bay Resources Ltd. by way of a Certificate of Amendment issued pursuant to the provisions of the ABCA on July 19, 1996. National further changed its name to National Gold Corporation by way of Certificate of Amendment issued pursuant to the provisions of the ABCA on February 16, 2000. National is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value. National has not issued any preferred shares to date.

The head office of National is located at Suite 600 – 890 West Pender Street, Vancouver, British Columbia, V6C 1J9. National's registered office is located c/o its Alberta solicitors, McLeod & Company LLP, 3rd Floor, 14505 Bannister Road S.E., Calgary, AB T2X 3J3.

National is the beneficial owner of 100% of the outstanding shares in MON, a company incorporated under the laws of Mexico. One share of MON is held by Albert Matter in trust for National. MON was incorporated on December 15, 2000 and has its registered and records office care of the law firm of Larios, Rodriguez Del Bosque Y De Buen, Insurgentes sur 800 Piso 16, Col. Del Valle, 03100, Mexico, D.F.

National's common shares are listed and posted for trading on the Exchange and the Frankfurt Stock Exchange. National is a reporting issuer in the Provinces of British Columbia and Alberta and is a "foreign private issuer" in the United States which is in the responding to comments of the staff of the SEC relating to National's filing of its initial Form 20-F with the SEC.

The Continuance

In order to amalgamate, amalgamating companies must be governed by the same corporate legislation. National is currently governed by the ABCA, while Alamos is governed by the BCCA. It is desired that the Amalgamation be effected under the provisions of the BCCA. Accordingly, at the National Meeting, National Shareholders will be asked to approve and adopt the Continuance by an ABCA Special Resolution authorizing the Continuance of National under the BCCA. This will permit the Amalgamation to be carried out under the BCCA and result in Amalco being governed by the BCCA. If National Shareholders approve the Continuance, the National Meeting will be briefly adjourned and the Continuation will be completed.   The National Meeting will then be reconvened for National Shareholders to consider the Amalgamation.

The following is a brief comparison of the corporate laws of the Provinces of British Columbia and Alberta. The following comparison focuses on the portions of the corporate laws that management of National feels are most relevant to National Shareholders. However, the comparison is not comprehensive and it is recommended that National Shareholders seek legal advice if they have any questions about their rights.

Dividends

The payment of dividends to shareholders under both the BCCA and the ABCA is determined by the Board of Directors from time to time according to any special rights that may be attached to the outstanding shares as provided for in the constating documents. Under the BCCA the record date for determining those shareholders entitled to receive the payment of a dividend may be fixed by the Board of Directors not more than 49 days before the date on which the entitlement to receive a dividend payment occurs. Under the ABCA such a record date is limited to not more than 50 days prior to the date for the payment of any such dividend.

Meetings of Shareholders
Under the BCCA, every general meeting of a corporation incorporated under the BCCA must be held in the Province of British Columbia unless, prior to such meeting, the Registrar of Companies for British Columbia has given consent to the meeting being held outside of the Province of British Columbia. The ABCA specifies that general meetings shall be held in Alberta, or outside Alberta if all the shareholders entitled to vote at that meeting so agree or at any place outside Alberta as may be specified in the articles of the corporation.

Annual General Meetings of a corporation under the jurisdiction of the ABCA must be held not more than 15 months after the holding of the last Annual General Meeting whereas Annual General Meetings under the BCCA must be held at least once in every calendar year and not more than 13 months after the date that the corporation's last Annual General Meeting was held.

Under each of the BCCA and the ABCA, every shareholder entitled to vote at a meeting of shareholders has, upon a ballot being required, one vote for each share held by that shareholder, unless the articles of the corporation otherwise provide. In addition, every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, who need not be a shareholder of the corporation, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy.

Removal of Directors between Annual General Meetings

Pursuant to the BCCA the shareholders of a corporation may remove from office a director of a corporation between Annual General Meetings by way of a special resolution. Under the BCCA a special resolution requires 75% of the votes cast at the meeting of shareholders held for that purpose. Under the provisions of the ABCA the shareholders of a corporation may remove from office a director between Annual General Meetings by way of an ordinary resolution which requires a simple majority of the votes cast at a special meeting of shareholders held for that purpose, so long as the votes cast against the removal of the director are not sufficient to elect the director and subject to any cumulative voting provisions in the articles of the corporation or a unanimous shareholder agreement.

Election of Directors
Under the BCCA, a reporting company and, under the ABCA, a distributing corporation, must have a minimum of three directors on its Board of Directors. Pursuant to the provisions of the BCCA the majority of the directors of a company must be persons ordinarily resident in Canada, one director of a company must be ordinarily resident in British Columbia and directors are elected or appointed in accordance with the articles of the company. Under the ABCA, at least half of the directors of a corporation must be resident Canadian. There are no Alberta residency requirements. The articles of a corporation or unanimous shareholder agreement may provide for a director's term to last longer than the period of time between successive Annual General Meetings provided however that the term does not exceed the third Annual General Meeting of the shareholders of that corporation following that director's election.

Under the BCCA and the ABCA, the minimum age of a person qualified to become a director of a corporation is eighteen years. The other conditions disqualifying persons to become directors of a corporation under the BCCA and the ABCA are also equivalent (i.e. cannot be an undischarged bankrupt, a corporation or a person found to be incapable of managing his or her own affairs by reason of mental affirmity) except that under the BCCA additional disqualifications exist to the extent of a person who has

been convicted of an offense within the last five years in connection with the promotion, formation or management of a corporation, or involving fraud or a person whose registration in any capacity has been cancelled under the *Securities Act* (British Columbia) or the *Mortgage Brokers Act* (British Columbia).

Oppression and Derivative Actions
Each of the BCCA and the ABCA provide for similar remedies for oppression and for commencing derivative actions. With respect to oppression, in both jurisdictions, an application may be brought to the court for an order that the affairs of the corporation are being conducted, or the powers of the directors are being exercised, in a manner oppressive to one or more of the members, including the applicant. British Columbia law also includes provisions for an oppression action where some act of the corporation has been done, or is threatened, or some resolution of the members or any class of members has been passed or is proposed, that is unfairly prejudicial to one or more members. Alberta law includes affiliates as well as the corporation, provides for omission by the corporation and includes situations that unfairly disregard the interests of any security holder, creditor, director or officer. In British Columbia, an application to the Court must be brought by a member which includes, for the purposes of an oppression action, a beneficial owner and any other person who, in the discretion of the court is a proper person to make an application. In Alberta, a registered holder, beneficial owner, former registered holder or beneficial owner of a security of a corporation or any of its affiliates, a director, officer, or former director or officer of a corporation or any of its affiliates, a creditor or any other person allowed by the Court may bring such an application (the "Complainant"). In both jurisdictions the Court is given broad discretion to rectify the oppressive action as it thinks fit.

Pursuant to a derivative action, in British Columbia a member (as defined in the above paragraph) or a director may, with leave of the court bring an action on behalf of and in the name of the corporation to enforce a right, duty, or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such right, duty or obligation, or defend an action brought against the corporation. The laws of Alberta allow broader access to various parties described above as the Complainant. Alberta also allows for such leave to apply to subsidiaries of the corporation. In both jurisdictions, to obtain leave the applicant must have made reasonable efforts to cause the directors of the corporation to commence, diligently prosecute or defend the action, must be acting in good faith and it must appear to be in the interest of the corporation that the action be brought or defended.

Rights of Dissenting Shareholders
Each of the BCCA and the ABCA contains provisions giving shareholders of a corporation the right to dissent in respect of certain resolutions being put to the shareholders of the corporation for a vote (i.e. to the continuance of that corporation to another incorporation jurisdiction, to the proposed sale of all or substantially all of the corporation's undertaking, to amend the corporation's articles so as to change or remove any restriction on the business or businesses that the corporation may carry on and to an amalgamation of the corporation with another corporation or companies). Each of the BCCA and the ABCA contain certain additional rights of dissent. For example, the BCCA provides an additional right of dissent where a corporation converts from a specially limited corporation under the BCCA or for a resolution approving the winding up of a corporation where the winding up involves the payment, or any liability for payment of money, by the members of the corporation being wound up. The ABCA contains additional rights of dissent where a corporation proposes to amend its articles so as to add, change or remove any provisions restricting or constraining the issue or transfer of shares or where the resolution involves a change to the number or rights, privileges, restrictions or conditions attached to a class or series of shares.

Resolutions of Shareholders Passed at Meetings
Under each of the BCCA and the ABCA resolutions passed by shareholders at meetings are, unless required to be passed as a special resolution, passed as an ordinary resolution requiring a simple majority of the votes cast. Under the BCCA a special resolution requires 75% of the votes cast at the meeting at which the vote is taken whereas under the ABCA a special resolution only requires two-thirds of the votes cast.

Compulsory Acquisition of Shares
Each of the BCCA and the ABCA contain provisions allowing for the compulsory acquisition of the remaining issued and outstanding shares of a corporation where the entity making the acquisition has acquired not less than 90% of the outstanding shares (or class of shares in respect of which the offer has been made) of that corporation. The BCCA limits, however, the compulsory acquisition procedure to a situation where the offeror is a corporation which has been incorporated under the BCCA. The ABCA allows the compulsory acquisition procedure to be used by a person whether or not such person is a corporation or whether or not, if a corporation, it has been incorporated under the ABCA.

Limitations on Directors Liability
Under each of the BCCA and the ABCA, the directors of a corporation who vote for, or consent to a resolution authorizing:

(a) the purchase, redemption or other acquisition of shares of the corporation in a situation where the corporation is insolvent or if such acquisition, purchase or redemption would render the corporation insolvent;
(b) a commission or discount on a sale of shares of the corporation contrary to the provisions of the respective legislation;
(c) a payment of a dividend in the situation where the corporation is insolvent or the payment renders the corporation insolvent;
(d) giving financial assistance to purchase shares of the corporation contrary to the respective legislation; or
(e) the payment of an indemnity to a director or former director of the corporation contrary to the provisions of the respective legislation, are jointly and severally liable to the corporation to:

(i) under the BCCA, make good any loss or damage suffered by the corporation as a result; or
(ii) under the ABCA, restore to the corporation any amounts so paid and the value of any property so distributed, and not otherwise recovered by the corporation.

In addition, under the BCCA, directors liability extends to directors who vote for or consent to a resolution authorizing the corporation to carry on business that is not consistent with the business which that corporation is restricted in carrying on by its Memorandum and in respect of which the corporation has paid compensation to any person. Under the ABCA the directors are liable for a payment to a shareholder of a corporation contrary to the provisions in the legislation pertaining to payments to dissenting shareholders and for voting for or consenting to a resolution authorizing the issuance of a share for consideration other than money where the value of the consideration received is less than the equivalent of the money that the corporation would have received if the share had been issued for money. Under the ABCA, an action to enforce liability upon directors pursuant to such legislation may not be commenced after two years from the date of the resolution authorizing the action complained of. No such time limitation, however, is contained in the BCCA.

Indemnification of Directors and Officers
Each of the ABCA and the BCCA allows a corporation to indemnify a director or officer or a former director or officer of the corporation against all costs, charges and expenses (including an amount paid to settle an action or satisfy a judgement actually and reasonably incurred by him) in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the corporation, if he acted honestly and in good faith with a view to the best interest of the corporation and in the case of a criminal or administrative action or proceeding if he had reasonable grounds for believing his or her conduct was lawful. Under the BCCA however such indemnity requires the approval of the Supreme Court of British Columbia whereas under the ABCA the approval of the appropriate court to an indemnity is only required in respect of an action by or on behalf of the corporation itself to procure a judgment in its favour and to which the director or officer is made a party by reason of him being or having been a director or officer of the corporation. The ABCA also provides for indemnification of a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor. Each of the ABCA and the BCCA also allow a corporation to purchase and maintain insurance for the benefit of its directors and officers.

Procedure for Effecting the Continuation of National from the Province of Alberta to the Province of British Columbia
Under the ABCA, in order to effect the Continuance of National from the Province of Alberta to British Columbia, the Continuance must be authorized by an ABCA Special Resolution, and National must establish to the satisfaction of the Registrar of Corporations that the proposed continuance to British Columbia will not adversely affect the creditors or shareholders of National. The Registrar of Corporations will issue a consent letter upon receipt of a letter from National stating that an ABCA Special Resolution of the National Shareholders has been passed, along with the filing fee.

A copy of the consent from the Registrar of Corporations to the Continuance along with prescribed documents under the BCCA (which include the Instrument of Continuance, Memorandum, Articles and the prescribed fee) are then filed with the Registrar of Companies for British Columbia and a Certificate of Continuance is obtained. Pursuant to the ABCA, National is deemed to cease to be a corporation within the meaning of the ABCA on and after the date on which it is deemed continued under the laws of British Columbia pursuant to the issuance of the Certificate of Continuance from the Registrar of Companies for British Columbia. Notwithstanding the Continuance of National from the Province of Alberta to British Columbia, the ABCA and the BCCA provide that all the rights of creditors of National against National's property, rights and assets and all liens on National's property, rights and assets are unimpaired by the continuance and all the debts, contracts, liabilities and duties of National from then on attach to National as continued into British Columbia and continue to be enforceable against it as if National had remained incorporated under the ABCA.

Right of Dissent – Alberta
Pursuant to section 191 of the ABCA, any National Shareholder who dissents in respect of the ABCA Special Resolution to continue National's jurisdiction of incorporation from Alberta to British Columbia is entitled, upon compliance with appropriate procedures, to be paid the fair market value of the shares held by him determined as of the day before the Continuance Resolution was passed. The following is a summary of the operation of the provisions of the ABCA relating to shareholders' dissent and appraisal rights. Any shareholder of National considering the exercise of his or her right of dissent should seek his or her own legal advice since failure to comply strictly with the provisions of the ABCA may prejudice his or her right of dissent.

Pursuant to the ABCA, a shareholder who wishes to dissent in respect of the special resolution to continue National's jurisdiction of incorporation to the laws of British Columbia must give written notice of his or her dissent ("Notice of Dissent") to National, no later than 10:00 a.m. (Vancouver, British Columbia time) on January 24, 2003. Notice of Dissent is to be delivered by hand to National at the National Meeting or by registered mail addressed to National at 3rd Floor, 14505 Bannister Road S.E., Calgary, Alberta T2X 3J3 no later than 10:00 a.m. (Calgary, Alberta time) on January 24, 2003. The giving of a Notice of Dissent does not deprive a shareholder of his or her right to vote on the Continuance Resolution. A vote against the Continuance Resolution or the execution or exercise of a proxy does not constitute Notice of Dissent. A National Shareholder, however, is not entitled to dissent if such shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) any such shares in favour of the Continuance Resolution, but a National Shareholder may abstain from voting on the Continuance Resolution or may vote as a proxy for a National Shareholder whose proxy requires an affirmative vote without affecting his or her dissent rights. A National Shareholder may only dissent with respect to all shares of a particular class held by the National Shareholder on behalf of any one beneficial owner. That is, a National Shareholder is not allowed to dissent with respect to a portion of his or her shareholdings of a particular class.

After adoption of the Continuance Resolution, either National or a National Shareholder who gave Notice of Dissent can apply to court to fix the fair value of the National Shares subject to the dissent. Once an application to court is made, the corporation must make a written offer to pay an amount considered by the directors to be the fair value of the shares to each dissenting shareholder. If the corporation brings the application this written offer to pay must be sent at least 10 days before the date of the application. If a shareholder brings the application, the written offer to pay must be sent within 10 days after the corporation is served with a copy of the originating notice of the application.

The court, if the dissenting shareholders and the corporation do not agree on an amount to be paid for the dissenting shares, will make an order fixing the fair value of the National Shares and providing a time frame for payment. The price to be paid to a dissenting shareholder for his National Shares shall, in accordance with the ABCA, be the fair value of the National Shares as of the close of business on the last business day before the date on which the Continuance Resolution was adopted. A dissenting shareholder ceases to have any rights as a shareholder in respect of the National Shares for which Notice of Dissent has been given other than the right to be paid fair value for his National Shares on the earlier of:

(a) the Continuance becoming effective;

(b) entering into an agreement with National as to the payment for the National Shares; or

(c) the pronouncement by the court as to the payment for the National Shares.

Until one of the events mentioned in the above paragraph occurs, the dissenting shareholder may withdraw his dissent or National may rescind the Continuance Resolution. In either of these events, any dissent proceedings before the court will be discontinued.

In order to be passed, the Continuance Resolution approving the Continuance requires a majority of not less than two-thirds of the votes cast by those members voting in person or by proxy.

Development of the Business

National is a British Columbia-based natural resource company engaged in the acquisition, exploration and development of mineral resource properties with a primary focus in Mexico either on its own or in association with other companies. National's main objective is to acquire advanced stage properties which can be put into production at a low capital cost. National's principal properties are located in Mexico. All of National's properties are currently in the exploratory stage development.

National signed an option agreement dated November 15, 1999 with Sedex Mining Corporation ("Sedex") to acquire an interest in the McNeil mineral exploration property in British Columbia, Canada. Under the terms of the agreement, National was to receive a 50% interest in the property in exchange for $30,000, the issuance to Sedex of 100,000 common shares of National to have been issued over three years and the incurring of $1,000,000 in exploration expenses on the property over four years. An additional 10% interest in the McNeil property could have been earned on completion of a feasibility study. This agreement received Exchange approval in February 2000, and in March 2000, National paid Sedex $30,000. In November 2002, National terminated this option agreement.

In September 2000, National acquired an option to earn a 100% interest in the Zinger property covering 22 claim units located in the Purcell Basin of southeastern British Columbia about 20 kilometres southwest of Kimberly, British Columbia. Under the terms of the option agreement, National could have earned a 100% interest in the property by expending $750,000 on exploration work and issuing 550,000 National shares over a four-year period. In November 2002, National terminated this option agreement.

In September 2000, National also acquired an option to earn a 100% interest in the Soc. Hoard 2 and 3 claims from Glen Rodgers ("Rodgers"), which claims are located in North-eastern British Columbia and are contiguous to the Zinger property. In November 2002, National terminated this option agreement.

In November 2000, National acquired an option to earn a 100% interest in the Jacleg and Tac properties from Super Group Holdings Ltd. ("Super Group"), which properties consisted of 21 claims (114 Units) covering approximately 2,850 hectares in the Fort Steele Mining Division of south-eastern British Columbia. The Tac property, comprised of 15 claims (32 Units) is located approximately 39 kilometres northeast of Cranbrook, British Columbia along the western side of the Wildhorse River immediately east of the Rocky Mountain Trench. National could have earned a 100% interest by expending $750,000 on exploration work, issuing 225,000 shares to Super Group over a four-year period and paying $10,000. In November 2002, National terminated this option agreement.

In December 2000, National entered into an agreement pursuant to which it acquired a 100% interest in the Salamandra Property, located in Sonora, Mexico, which is to be the principal property for Amalco and is more fully described in "Part II: The Company Resulting From the Amalgamation" – "The Salamandra Property."

Property, Plant and Equipment

At present, none of National's properties have a known body of ore and National receives no revenue from its mining operations. National is presently in the exploration stage. There is no assurance that commercially viable mineralization exists in any of its mining projects until successful exploration work is concluded.

Mineral Properties of National

The following is a description of National's current properties and the nature of National's interests in those properties.

The Salamandra Property

National's major property, the Salamandra Property, is described under "Part II: The Company Resulting From The Amalgamation" – "The Salamandra Property".

The British Columbia Properties

As more fully described in "Part IV: Information Concerning National – General", in the one year period between November, 1999 to November 2000, National entered into option agreement to acquire 3 mineral properties in British Columbia. In November, 2002, National has terminated these three option agreements.

Selected Financial Information and Management's Discussion and Analysis for National

The following table sets forth consolidated financial information for National for the past three fiscal years and for the interim nine month period ended September 30, 2002. The annual financial information is derived from the consolidated financial statements of Alamos which have been audited by De Visser Gray, Chartered Accountants, for the years ended December 31, 2001, 2000 and 1999. The interim financial information is derived from the consolidated interim financial statements of National prepared by management of National for the nine month period ended September 30, 2002. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere this Circular.

	Nine Months Ended September 30, 2002	Year-Ended December 31, 2001	Year-Ended December 31, 2000	Year-Ended December 31, 1999
Revenue	$4,654	$17,903	$13,389	5,454
Net loss	($1,959,279)	($1,516,407)	($438,022)	($205,857)
Basic loss per share	($0.09)	($0.14)	($0.09)	($0.04)
Total assets	$12,451,891	$11,582,184	$605,485	$311,976
Long term debt, including convertible debentures	$7,500,000	$10,297,684	$34,372	13,482

Quarterly Information
Year Ended December 31, 2000
(Figures for each quarter are cumulative year-to-date)

	Q1	Q2	Q3	Q4
Revenue	3,013	4,312	8,731	13,389
Net earnings (loss)	(109,138)	(239,560)	(278,977)	(438,022)
Basic earning (loss) per share	$ (0.01)	$ (0.01)	$ (0.05)	$ (0.09)

Year Ended December 31, 2001
(Figures for each quarter are cumulative year-to-date)

	Q1	Q2	Q3	Q4
Revenue	4,689	7,978	8,569	17,903
Net earnings (loss)	(338,705)	(807,947)	(1,003,960)	(1,516,407)
Basic earning (loss) per share	$ (0.05)	$ (0.09)	$ (0.08)	$ (0.14)

Dividends

National has not paid any dividends since its incorporation and dividends will not be paid by National in the foreseeable future. Payment of dividends in the future is dependent upon the earnings and financial condition of National and other factors which the directors may deem appropriate at the time.

Management's Discussion and Analysis

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The loss for the year ended December 31, 2001 ("Fiscal 2001") was ($1,516,407) or ($0.14) per share compared to a loss of ($438,002) or ($0.09) per share for the previous year. In the latest fiscal year, National's general and administrative expenses increased to $1,534,310 as compared with $451,411 in the previous year. The increase is attributable to the increased activity of National as compared to the prior fiscal year. During Fiscal 2001, National announced the acquisition of the Salamandra Property for $10.5 million. This agreement was renegotiated, and on August 21, 2001, National announced a second agreement moving from a total of $10.25 million due on specified dates ending December 31, 2004, to a total of $10.25 million due on the earlier of the trailing average for the price of gold hitting certain trigger points or $2.75 million due no later that December 31, 2008 and $7.5 million due to later than December 31, 2010. As a result of the renegotiations, interest charges to National were eliminated and $7.5 million of the acquisition price is not due prior to 2005, regardless of the price of gold.

During Fiscal 2001, expenditures of $10,943,597 were made on National's mineral properties which included both deferred exploration costs and deferred acquisition costs. During the financial year ended December 31, 2000 ("Fiscal 2000"), expenditures of $407,317 were made on National's mineral properties which also included both deferred exploration costs and deferred acquisition costs.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

The loss for the year ended December 31, 2000 was ($438,022) or ($0.09) per share compared to a loss of ($205,857) or ($0.04) per share for the previous year. During Fiscal 2000, National's general and administrative expenses increased to $451,411 as compared with $211,311 in the previous year. The increase is attributable to the increased activity of National as compared to the prior fiscal year. During Fiscal 2000, National announced an agreement with Placer Dome and Kennecott for the acquisition of the Salamandra Property. Other activities during the fiscal year included the acquisition of the Jacleg and Tac properties.

During Fiscal 2000, expenditures of $406,317 were made on National's mineral properties. During the fiscal year ended December 31, 1999 ("Fiscal 1999"), National did not incur expenses on mineral properties as National only began to acquire properties subsequent to Fiscal 1999.

Financial Condition and Liquidity

National at present has no income from operations and none is likely in the near future. National is therefore dependent on raising funds by the issuance of shares or disposing of interests in its mineral properties (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral properties and meet general and administrative expenses in the medium and long term. National will require further financing to fund an upcoming bulk heap test in the Mulatos deposit on the Salamandra Property.

National's financial performance is dependent on many external factors. National expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes and events could materially affect the financial performance of National. National's only current source of income (interest on its cash reserves) has been adversely affected by the current low interest rates and management does not expect this to change in the immediate future.

National's working capital deficiency as at December 31, 2001 was $148,448 compared to a positive working capital of $45,452 as at December 31, 2000. The decrease in working capital was due to payments made to the vendors of the Salamandra Property, Mexico. National's working capital as at December 31, 2000 was $45,452 compared to a working capital of $257,972 as at December 31, 1999. The decrease in working capital was mainly due to exploration expenditures.

As at December 31, 2001, National had deferred expenditures on mineral properties, net of recoveries and write-offs, of $11,287,014. As at December 31, 2000, National had deferred expenditures on mineral properties, net of recoveries and write-offs, of $412,317.

National's share capital at December 31, 2001 was $2,930,131. National's share capital at December 31, 2000 was $371,156. Increases/decreases in shareholders' capital resulted from the issuance of common shares. National's deficit was $2,202,613 as at December 31, 2001 and was $686,206 as at December 31, 2000.

For the year ended December 31, 2001, National spent, after allowing for changes in non-cash working capital items and a $10,250,000 loan payable to the Salamandra Property vendors, $1,325,562 on operating activities compared to spending $406,662 for the year ended December 31, 2000 due mainly to increases in operating activity.

As at December 31, 2001, December 31, 2000 and December 31, 1999, National had no bank loans. National had long-term debt outstanding as at December 31, 2001 of $10,250,000 payable to the Salamandra Property vendors in consideration for mineral property interests. National had no long-term debt as at December 31, 2000.

For the fiscal year ended December 31, 2001, National spent a net aggregate of $11,091,060 on investing activities, comprised of the purchase of capital assets totaling $147,463, exploration expenditures incurred on its mineral properties of $450,271 and property acquisition costs of $10,493,326. For the fiscal year ended December 31, 2000, National spent a net aggregate of $450,977 on investing activities, comprised of the purchase of capital assets totaling $42,660, the purchase of a $1,000 property reclamation bond, property exploration expenditures of $317,909 and property acquisition costs of $89,408.
As a result of the above activities National's cash position as at December 31, 2001 was $75,407 and as at December 31, 2000 was $113,591.

Voting Securities and Principal Holders Thereof
National is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, of which 30,728,990 common shares were issued and outstanding as at December 16, 2002, which amount includes 25,000 National Shares to be returned to treasury by Susan McDonald. No preferred shares have been issued. The holders of common shares are entitled to one vote for each common share held. National has no other classes of voting securities.

To the knowledge of the directors and senior officers of National, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding National Shares.

Options to Purchase Securities

Introduction

National has granted a number of stock options, issued a number of warrants, issued a convertible debenture and entered into an agreement pursuant to which, collectively, up to 14,700,837 National Shares may be issued in the future. The following is a brief summary of these stock options, warrants and agreements.

Stock Options

National has a formal plan for the granting of stock options to its directors, officers, employees and consultants. The National Stock Option Plan was approved on July 19, 2002. Up to 5,380,763 National Stock Options may be granted pursuant to the National Stock Option Plan.

The following is a summary of the National Stock Options outstanding on December 16, 2002 by the following categories:

Optionees	Exercise Price	Expiry Date (D/M/Yr)	Shares Under Option
Executive Officers and past	$0.19	25/04/06	112,500
Executive Officers of National	$0.19	25/04/06	225,000
	$0.19	26/04/06	100,000
	$0.27	02/10/05	100,000
Other Directors and past Directors of	$0.19	26/04/06	100,000
National	$0.20	23/02/06	100,000
All other Employees and past	$0.30	04/03/07	75,000
Employees of National	$0.30	18/02/07	35,000
Consultants	$0.45	06/09/05 (1)	300,000
	$0.30	01/04/07 (1)	200,000
Total:			1,347,500

(1)   These options are to expire on December 28, 2002, as National has terminated its consulting agreement with the optionee.

All of the National Stock Options are non-assignable and non-transferable and terminate on the earlier of the expiry date or the 120th day following the day on which the director, officer, employee or consultant, as the case may be, ceases to be either a director, officer, employee or consultant of the Issuer due to death or a disability which permanently prevents that person from performing their duties. If a holder of options is dismissed as an officer, employee or consultant by National for cause, all unexercised options of that holder under the National Stock Option Plan immediately terminate. If the holder of the National Stock Options takes on early retirement, voluntarily resigns or is terminated without cause, then all unexercised National Stock Options of that holder under the National Stock Option Plan terminate on the earlier of the expiry date or 30 days from the day the option holder retires, resigns or is terminated.

The National Stock Option Plan provides that in the event that National issues shares to all or substantially all holders of shares by way of a share dividend or other distribution, or subdivides all outstanding shares into a greater number of shares, or combines or consolidates all outstanding shares, then of the number of National Shares subject to National Stock Options, or the exercise price of outstanding National Stock Options, or both, shall be proportionately adjusted. In the event of a reclassification of shares or capital reorganization (other than as described above), consolidation, merger, amalgamation or a transaction whereby all or substantially all of National's undertaking and assets become the property of another corporation ("Corporate Reorganization"), National Stock Option holders have the option to purchase the kind and amount of shares or other securities or property that they would have been entitled to receive as a result of the Corporate Reorganization as if they had exercised all of their National Stock Options.

Warrants

From time to time National has granted warrants exercisable for common shares of National. Typically, these warrants are issued as part of a private placement of units consisting of some combination of shares and warrants. With the exception of the 3,333,333 National Warrants issued on June 24, 2002 pursuant to National's offering by way of Short Form Offering Document under Exchange policies, the National Warrants are non-transferable. The National Warrants are to be adjusted in the event of a share consolidation or subdivision or other similar change to National's share capital.

The following is a summary of the warrants issued by National which were outstanding on December 16, 2002:

Date of Grant (D/M/Yr)	No. of Shares Originally Under Warrants	Exercise Price 1st Year/2nd Year		Expiry Date (D/M/Yr)	No. of Shares Remaining Under Warrants
21/09/01	1,900,000	$0.25	$0.35	21/09/03	1,297,001
01/11/01	500,000	$0.25	$0.35	01/11/03	262,500
16/04/02	2,182,000	$0.40	$0.40	16/04/04	2,182,000
16/04/02	800,000	$0.40	$0.60	16/04/04	800,000
16/04/02	741,500	$0.40	$0.60	16/04/04	741,500
24/04/02	1,000,000	$0.25	$0.35	29/04/04	1,000,000
24/06/02	1,666,667	$0.55	N/A	24/06/03	1,666,667(1)
24/06/02	500,000	$0.55	N/A	24/06/03	500,000
5/07/02	500,000	$0.40	$0.40	5/07/04	500,000
05/09/02	1,776,083	$0.55	$0.65	05/09/04	1,776,083
Total:	11,566,250				10,725,751

(1)   A total of 3,333,333 Warrants are issued and outstanding, 2 of which entitle the holder to purchase one additional Common Share.

Agreements

National has allotted up to 300,000 common shares for issuance to Randol International Ltd. ("Randol") pursuant to a Settlement Agreement dated May 7, 2002 (the "Settlement Agreement") among National, Randol and Hans von Michaelis in connection with a Finder's Fee Agreement dated March 27, 2002 (the "Finder's Fee Agreement"). The Finder's Fee Agreement provided for a finder's fee to be paid that was calculated by applying the Lehman formula to the consideration received by National under the Joint Venture Agreement with Alamos. In this regard, the following amount was to have been paid: a cumulative amount equal to 5% of the first $2,000,000 of the transaction value, dropping one percent every additional $2,000,000 in transaction value and one percent on all amounts over $8,000,000. Pursuant to the Settlement Agreement, Randol agreed to accept $20,000 and 150,000 units of National (each, a "Settlement Unit"), with each Settlement Unit consisting of one common share and one share purchase warrant (a "Settlement Warrant"), in lieu of the consideration to have been paid to them under the Finder's Fee Agreement. Each Settlement Warrant entitles the holder thereof to purchase an additional common share of National at a price of $0.45 per share for one year, and National is to be responsible for and assume the cost of the exercise of any or all of the Settlement Warrants. On December 18, 2002 the Exchange conditionally accepted the issuance of the Settlement Units to Randol.

In October 2002, National issued a convertible debenture (the "Convertible Debenture") to Alamos in the principal amount of $675,000. The Convertible Debenture is convertible into a total of up to 2,327,586 common shares of National at a conversion price of $0.29 per share. Upon conversion of the Convertible Debenture, Alamos has the right to appoint three directors to National's board of directors.

Prior Sales

During the 12 months preceding the date of this Circular, National issued the following shares:

Date	Type of Issue	Number	Shares/Units	Purchase Price
3-Dec-2002	Exercise of Special Warrants	166,666	Shares	$0.30
22-Nov-2002	Return to Treasury(1)	-8,000	Shares	$0.30
17-Nov-2002	Issuance to Ker	25,000	Shares	$0.45
14-Nov-2002	Return to Treasury(2)	-129,668	Shares	$0.45
14-Nov-2002	Return to Treasury(2)	-160,000	Shares	$0.45
13-Nov-2002	Private Placement	63,172	Shares	$0.45
13-Nov-2002	Exercise of Warrants	63,000	Shares	$0.35
13-Nov-2002	Exercise of Options	200,000	Shares	$0.19
12-Nov-2002	Exercise of Special Warrants	8,000	Shares	$0.30
7-Nov-2002	Exercise of Options	100,000	Shares	$0.20
7-Nov-2002	Exercise of Special Warrants	48,166	Shares	$0.30
1-Nov-2002	Exercise of Options	250,000	Shares	$0.19
1-Nov-2002	Exercise of Warrants	112,500	Shares	$0.25
31-Oct-2002	Exercise of Options	100,000	Shares	$0.15
28-Oct-2002	Private Placement	356,828	Shares	$0.45
15-Oct-2002	Exercise of Warrants	125,000	Shares	$0.25
24-Sept-2002	Exercise of Warrants	250,000	Shares	$0.25
20-Sept-2002	Exercise of Warrants	290,000	Shares	$0.25
5-Sept-2002	Private Placement	1,750,000	Units	$0.45
12-Aug-2002	Exercise of Special Warrants	25,000(3)	Shares	$0.30
3-July-2002	Property Payment	25,000	Shares	$0.20
2-July-2002	Exercise of Warrants	17,500	Shares	$0.45

Date	Type of Issue	Number	Shares/Units	Purchase Price
25-June-2002	Short Form Offering	3,333,333	Units	$0.45
25-June-2002	Commission	150,000	Shares	$0.45 (deemed)
29-Apr-2002	Private Placement	1,716,000	Units	$0.15
29-Apr-2002	Private Placement	284,000	Units	$0.19
26-Apr-2002	Exercise of Warrants	20,000	Shares	$0.35
16-Apr-2002	Private Placement	741,500	Units	$0.30
16-Apr-2002	Private Placement	2,182,000	Units	$0.30
16-Apr-2002	Private Placement	800,000	Units	$0.30
21-Mar-2002	Exercise of Special Warrants	25,000	Shares	$0.30
19-Feb-2002	Exercise of Options	100,000	Shares	$0.20
5-Feb-2002	Property Payment	50,000	Shares	$0.35
5-Feb-2002	Property Payment	50,000	Shares	$0.31
5-Feb-2002	Property Payment	10,000	Shares	$0.36
5-Feb-2002	Exercise of Special Warrants	10,000	Shares	$0.30
Total:		9,539,330		

(1)   Inadvertently issued on account of the exercise of special warrants. The underlying shares had already been issued. Consequently, the shares were returned to treasury.

(2)   These shares were issued but not paid for. Consequently, the shares were returned to treasury.

(3)   These shares were issued to Susan McDonald on account of the exercise of special warrants. The underlying shares had already been issued. As such, these shares are to be returned to treasury.

Price Range and Trading Volumes

The following tables list the volume of trading and high and low prices on the Exchange for the National Shares for the period ended December 16, 2002.

	TSX Venture Exchange			
		High	Low	Volume
2002	Dec 1-16	$0.33	$0.23	1,777,078
	Nov	$0.34	$0.22	2,695,804
	Oct	$0.35	$0.24	2,668,546
	Q3	$0.60	$0.28	7,513,786
	Q2	$0.78	$0.30	13,795,761
	Q1	$0.46	$0.22	11,999,156
2001	Q4	$0.24	$0.12	5,435,945
	Q3	$0.23	$0.12	4,267,866
	Q2	$0.35	$0.18	3,681,643
	Q1	$0.70	$0.20	3,108,168

Escrowed Securities
As of the date of this Circular, the following National Shares are held in escrow:

Designation of Class	Number of Securities held in escrow(1)	Percentage of Class
Common	883,333	2.87%

(1)   Computershare Trust Company of Canada is the depository holding the escrowed National Shares. The National Shares are expected to be released from escrow in March, 2003 on the third anniversary of National's completion of its "Major Transaction" under the policies of the Alberta Stock Exchange (now, the Exchange).

Directors, Officers, Promoters and Principal Shareholders of National

The following discloses the name, age, municipality of residence and function with National of its directors, officers and promoters, together with business experience and principal business activities for the past five (5) years (including in the case of directors, other directorships).

James Murray McDonald (42) Calgary, Alberta; P.Geo, President of National since December 1, 2002; Vice-President of Mineral Development of National from March 2000 to November 30, 2002; Director of National from February 1997 to present; President of Makwa Exploration Ltd. from 1991 to present; Director of Black Bull Resources Ltd. ("Black Bull") from June 1997 to present; President of Black Bull from December 1997 to January 2001; Director of White Knight Resources Ltd. ("White Knight") from May 1989 to December 2000; President of White Knight from December 1992 to January 1996; and Director Cactus West Exploration 1994 to 1996.

Albert J. Matter (56) Vancouver, British Columbia; President and Chief Executive Officer of National from November 1999 until December 1st, 2002; Director of the National since November 1999. Partner and Corporate Finance Consultant with Matter and Associates since May 1998; Stockbroker, Research Capital Corporation, 1996 – 1998.

Anthony (Tony) David John Ker (46) West Vancouver, British Columbia; Treasurer and Director of National, July 1996 to present, Secretary of National from July 1996 to October 2001; Chief Financial Officer of National from May 2002 to July 2002; General Manager, Transcontinental Printing Inc. since 1996.

Richard William Hughes (68) Sechelt, British Columbia; Director of National since March, 2000, President and Director, Hastings Management Ltd. since 1987; Director of: Kalahari Resources Inc. (February 1994), Klondike Gold Corp. (and President) (August 1985), Sedex Mining Corp. (and President) (November 1980), Abitibi Mining Corp. (and President) (June 1983), Deodym Technologies Inc. (February 1986), Golden Goliath Resources Ltd. (June 1999), Rio Fortuna Exploration Corp. (July 2002), Parkside 2000 Resources Corp. (November 2002) Pacific Sapphire Company Ltd. (August 1997).

Dmitri Waysl (Bill) Tymkiw (57) Vancouver, British Columbia; Chartered Accountant, Director of National since March 2000; President, B.P.I. Holdings Ltd. since September 1984 to present, President of Carlin Gold Corp. from March 1999 to July23, 2002; Director of Carlin Gold Corp. from March 1999 to August, 2002; President, Brooks Corning Company Ltd. since 1983, President, Artek Group Limited since 1991.

Lowell Thomas (44) Tucson, Arizona; LLB, Secretary of National from October, 2001 to present; Attorney-at-law, Snell & Wilmer LLP since October, 2001. Previously a lawyer for the Vancouver, British Columbia law firm of Irwin, White and Jennings, from 1995 to October, 2001.

National does not have an Executive Committee. National is required to have an audit committee, the members of which are Bill Tymkiw, Tony Ker and James McDonald. National has a compensation committee, the members of which are Jim McDonald, Bill Tymkiw and Tony Ker. In addition, National has a corporate governance committee comprised of Richard Hughes, Tony Ker and James McDonald.

There are no family relationships between any of the above. Neither is there any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Each director will hold office until the conclusion of the next annual general meeting of National at which directors are elected unless the director's office is earlier vacated in accordance with the ABCA.
The directors and senior officers, as a group, beneficially own directly or indirectly or exercise control or direction over 3,043,767 common shares of National representing 9.9% of the issued and outstanding voting securities.

Corporate Cease Trade Orders or Bankruptcies

Except as described below, none of the directors, officers, promoters or other members of management of National are or have been, within the past ten years prior to the date of this Circular, a director or officer of any company which:

1. was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days;

2. was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

National, while a "Junior Capital Pool Company" pursuant to the policies of the Alberta Stock Exchange ("ASE") (now, the Exchange), was suspended from trading on the ASE for failure to complete its "Major Transaction" under the policies of the ASE. Messrs. Ker and McDonald were directors of National at the time of the suspension. The Major Transaction was subsequently completed in March 2000, and National's shares were reinstated for trading.

Richard W. Hughes was a director of Daren Industries Ltd. ("Daren"), formerly listed on the Exchange. In May of 2002, while Mr. Hughes was serving on the board of directors for Daren, it was placed into receivership and suspended from trading. Mr. Hughes since resigned as a director of Daren, and Daren subsequently was delisted from the Exchange in November, 2002.

Penalties or Sanctions

None of the directors, officers, promoters or other members of management of National have, within the ten years prior to the date of this Circular been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company or involving theft or fraud.

Personal Bankruptcies

None of the directors, officers, promoters or other members of management of National have, within the five years prior to the date of this Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Certain of National's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which National may participate, the directors of National may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of National's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of Alberta, the directors of National are required to act honestly, in good faith and in the best interests of National. In determining whether or not National will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which National may be exposed and its financial position at that time.

Compensation of Named Executive Officers

The following table discloses, to the extent required by the Regulations, information with respect to executive compensation paid by National to the Named Executive Officers indicated for the fiscal years ended December 31, 2001, 2000 and 1999. "Named Executive Officers" means the Chief Executive Officer ("CEO"), regardless of the amount of compensation of that individual, and National's four most highly compensated executive officers, other than the CEO, who were serving as such at the end of the most recently completed fiscal period and whose individual salary and bonus amounted to $100,000 or more as required by the Regulations. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year end was $100,000 or more, whether or not they were executive officers at the end of the fiscal year.

During the fiscal year ended December 31, 2001, National had two Named Executive Officers, Albert J. Matter, who served as President and Chief Executive Officer, and James M. McDonald, currently National's President who served as Vice-President Mineral Development during the fiscal year in question. On December 1, 2002, Mr. Matter resigned as National's President and Chief Executive Officer and Mr. McDonald was appointed as President in his place.

Summary Compensation Table

Name and Principal Position	Fiscal Year[1]	Annual Compensation			Long Term Compensation			
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts	
					Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units Awarded ($)	Long term Incentive Plan Payouts	All Other Compensation ($)
Albert J. Matter President and Chief Executive Officer	2001 2000 1999	$120,000 $97,000 nil	Nil Nil	Nil Nil	500,000/ Nil 300,000/ Nil Nil/Nil	Nil Nil	Nil Nil	Nil Nil
James M. McDonald Vice-President Mineral Development	2001 2000	$96,000 $48,500	Nil Nil	Nil Nil	200,000/ Nil 100,000/ Nil	Nil Nil	Nil Nil	Nil Nil

Notes:
(1)   fiscal years ended December 31

Long-Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of National or an affiliate, or the price of National's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. National has not granted any LTIP's during the past fiscal period.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") mean a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of National' shares. There were no SAR's granted during the most recently completed fiscal year to the Named Executive Officers of National.

Stock Options

Option Grants During Most Recently Completed Fiscal Period
The following table sets forth information concerning grants of stock options to the Named Executive Officers pursuant to the rules and policies of the Exchange and in accordance with the provisions of Regulations during the fiscal year ended December 31, 2001:

Name	Securities under Option Granted (#)	% of Total Options Granted to Employees in Fiscal Year(1)	Exercise or Base Price (2) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Albert J. Matter	500,000	55.5%	$0.19	$0.19	25-Apr-2006
James M. McDonald	200,000	22.2%	$0.19	$0.19	25-Apr-2006

(1)   Percentage of all options granted during the last fiscal year.
(2)   The exercise price of the stock options is based on the closing price of the common shares of National on the day before the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2001 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name (a)	Securities Acquired on Exercise (#)(1) (b)	Aggregate Value Realized(2) (c)	Unexercised Options at Fiscal Year-End (#)(3) Exercisable/ Unexercisable (d)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3)(4) Exercisable/ Unexercisable (e)
Albert J. Matter	325,000	$13,250	475,000/nil	$23,750
James M. McDonald	100,000	$4,000	200,000/nil	$10,000

(1)   Number of common shares of National acquired on the exercise of stock options.
(2)   Calculated using the difference between the exercise price and the market value on December 31, 2001.
(3)   As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4)   Value using the closing price of common shares of National on the Exchange on December 31, 2001 of $0.24 per share, less the exercise price per share.

Termination of Employment Contract, Change in Responsibilities and Employment Contracts

National has entered into a service agreement (the "Makwa Agreement") dated March 30, 2001 with Makwa Exploration Ltd. ("Makwa"), a corporation controlled by James McDonald, National's President. Under the Makwa Agreement, National pays Mr. McDonald a consulting fee of $8,000 per month, along with additional compensation based on extra hours worked and business goals achieved. The fee was increased to $10,000 per month effective January 1, 2002. On August 8, 2002, National paid Mr. McDonald a bonus of $25,000 for past services rendered. The Makwa Agreement also provides that Mr. McDonald would be paid 12 months of pay as severance if National terminated him as a result of a merger with another corporation resulting in a chance of key management. Mr. McDonald and Makwa have subsequently waived their rights to severance and have released National from any claims arising from National terminating the services provided under the Makwa Agreement.

National had previously entered into a service agreement (the "Matfam Agreement") dated March 30, 2001 with Matfam Holdings Inc. ("Matfam"), a corporation controlled by Albert Matter, National's former President and Chief Executive Officer. Under the Matfam Agreement, National previously paid Mr. Matter a consulting fee of $10,000 per month, along with additional compensation based on extra hours worked and business goals achieved. The fee was increased to $12,000 per month effective January 1, 2002. On August 8, 2002, National paid Mr. Matter a bonus of $25,000 for past services rendered. The Matfam Agreement also provided that Mr. Matter would be paid 12 months of pay as severance if National terminated him as a result of a merger with another corporation resulting in a chance of key management. Concurrently with Mr. Matter's resignation as President and Chief Executive Officer on December 1, 2002, Mr. Matter, Matfam and National have subsequently executed an agreement whereby the parties have agreed as follows:

1. Mr. Matter's employment with National would terminate on December 31, 2002;
2. Mr. Matter would be paid one month's severance pay;
3. Mr. Matter would release National from all claims;
4. National would retain Mr. Matter as a consultant for 12 months for which Mr. Matter would be paid a $500 minimum monthly payment and $70 per hour for every hour more than 7.5 hours worked during a month; and
5. Mr. Matter would be able to retain his 225,000 stock options with an exercise price of $0.19 per share until the expiry thereof on April 25, 2006.

Other than as provided above, there are no other compensatory plans or arrangements with respect to the executive officers resulting from the resignation, retirement or any other termination of employment of the officer's employment.

Compensation of Directors

The Directors are reimbursed for miscellaneous out-of-pocket expenses incurred in carrying out their duties as directors. Messrs. Hughes, Tymkiw, Gardner and Ker received $3,000 each as Directors' fees in July 2002.

The following table sets forth stock options granted by National during the fiscal year ended December 31, 2001 to directors who are not Named Executive Officers of National:

Name (a)	Securities Under Options Granted (#)(1) (b)	% of Total Options Granted to Employees in Fiscal Year (1) (c)	Exercise or Base Price ($/Security)(3) (d)	Market Value of Securities Underlying Options on Date of Grant ($/Security) (e)	Expiration Date (f)
Dmitri W. Tymkiw	100,000	11.1%	$0.19	$0.19	25-Apr-2006
Anthony D. Ker	100,000	11.1%	$0.19	$0.19	25-Apr-2006

(1) All options were granted for a term of five years. The market value of the common shares of National on the date of grant is the price at which National' shares closed for trading on the Exchange on that day. Freestanding SARs have not been granted.
(2) Percentage of all options granted during the fiscal year.
(3) The exercise price of stock options was set according to the rules of the Exchange. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of National' share capital.

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2001 by directors who are not Executive Officers of National, as a group, and the fiscal year-end value of unexercised options on an aggregated basis:

Name (a)	Securities Acquired on Exercise (#)(1) (b)	Aggregate Value Realized (2) (c)	Unexercised Options at Fiscal Year-End (#)(3) Exercisable/ Unexercisable (d)	Value of Unexercised In-the-Money Options at Fiscal Year-End (3)(4) Exercisable/ Unexercisable (e)
Directors who are not Named Executive Officers(3)	100,000	$4,000	100,000	$5,000

(1) Number of common shares of National acquired on the exercise of stock options.
(2) Calculated using the difference between the exercise price and the market price on December 31, 2001.
(3) As freestanding SARs have not been granted, the numbers relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of National on the Exchange on December 31, 2001 of $0.24 less the exercise price of in-the-money stock options.
(5)

Indebtedness of Directors and Senior Officers

Except as disclosed herein, no director, executive officer or senior officer of National, proposed management nominee for election as a director of National or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to National or any of its subsidiaries or is and has been indebted to another entity which such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by National or any of its subsidiaries, other than routine indebtedness.

Name & Principal Position	Involvement of National or MON	Largest Amount Outstanding during 31-Dec-2002	Amount Outstanding at date of Circular
Matfam Holdings Inc. (1)	National	$68,730.50	Nil
Makwa Exploration Ltd.(2)	National	$50,000.00	Nil
Allen Gordon, former Vice-President, Engineering (3)	National	$33,427.00	$25,927.00
Jorge Villasenor (4)	National	$30,000.00	$27,500.00

(1)   Matfam Holdings Inc. is a company controlled by Albert Matter, a current director of National and the former President of National. This amount constitutes prepaid consulting services and related advances from August 2002 to December 2002. All remaining indebtedness was repaid in November and December of 2002.

(2)   Makwa Exploration Ltd. is a company controlled by James McDonald, Interim President of National. This amount constitutes prepaid consulting services from August 2002 to December 2002 . The indebtedness was repaid in November of 2002.

(3)   Mr. Gordon subscribed for 120,000 units of National at a price of $0.45 per unit for a total price of CDN$54,000. Mr. Gordon paid $20,573 of the subscription price, and the balance was loaned to him by National. National deducted $2,500 from Mr. Gordon's salary during a period of three months, leaving the remaining outstanding balance of $25,927. The remaining outstanding balance is due December 31, 2002, and National is holding a share certificate registered in Mr. Gordon's name representing 57,616 National Shares as collateral for the loan.

(4)   National loaned Mr. Villasenor CDN$30,000 to purchase 100,000 National Shares at a price of $0.30 per share. The loan was to be repaid by deducting $2,500 per month from Mr. Villasenor's consulting fee of $10,000 per month. Mr. Villasenor made one payment, leaving $27,500 outstanding. National is holding Mr. Villasenor's share certificate as collateral and it intends to realize on the collateral if the loan is not repaid by December 31, 2002.

Risk Factors

See "Part II: The Company Resulting From The Amalgamation" – "Risk Factors Relating to Amalco's Business."

Legal Proceedings

National is involved in a dispute with its former Chief Financial Officer and director, Wolf Bergelt. In June of 2002, National retained Pachina Inc. ("Pachina"), a corporation controlled by Mr. Bergelt, to provide services to National for a fee of $10,000 per month on a month-to-month basis, pending the negotiation of a longer term agreement. National and Mr. Bergelt did not complete negotiations of the contemplated successor agreement. Mr. Bergelt resigned as a director of National on October 24, 2002, and Mr. Bergelt has made an offer to settle his claim for severance which to National has not yet responded as of the date of this Circular.

Allen Gordon, who previously served as National's Vice-President of Engineering and as geologist, has made a claim for severance against National. National is of the view that the claim is without merit. As of the date of this Circular, the matter remains unsolved.

As more fully disclosed in "Part II: The Company Resulting From the Amalgamation" – "The Salamandra Property", the Ejido Mulatos have commenced a legal action in Hermosillo, Mexico disputing the annual lease payments due to them and claiming that they are owed US$337,000 for the year 2002 plus interest and costs. National and MON are defending the action and are of the view that the claim is without merit.

Other than as stated above, there are no legal proceedings to which National or MON is a party or of which any of their respective property is the subject matter.

Interest of Management and Others in Material Transactions

Other than as described elsewhere in this Circular no director, officer or other insider of National has any interest in the Amalgamation.

Material Contracts

The material contracts entered into by National, or its subsidiary, within the two year period preceding the date of this Circular are as follows:

1. Escrow Agreement dated March 14, 1997, as amended, among National, Computershare and certain shareholders of National.

2. Option Agreement dated November 15, 1999 between Sedex Mining Corp. ("Sedex") and National with respect to McNeil Property, Cranbrook, located in Fort Steele Mining District, B.C.

3. Confidentiality Agreement, dated May 28, 2000 among MSA, Tenedoramex, Accessions Mining Inc. and National in respect of the Salamandra Property.

4. Asset Purchase Agreement dated December 21, 2000 among MSA, MON and National in respect of the Salamandra Property. Refer to "Part II: The Company Resulting from the Amalgamation" – "The Salamandra Property" – "Acquisition of the Salamandra Property".

5. Secured Debenture dated January 1, 2001 between MON and MSA in respect of the Salamandra Property.

6. Secured Debenture dated January 1, 2001 between MON and Tenedoramex in respect of the Salamandra Property.

7. Secured Debenture dated January 1, 2001 between MON and Kennecott in respect of the Salamandra Property.

8. Amendment to Asset Purchase Agreement dated March 23, 2001 among MSA, MON and National in respect of the Salamandra Property. Refer to "Part II: The Company Resulting from the Amalgamation" – "The Salamandra Property" – "Acquisition of the Salamandra Property."

9. Promissory Notes dated March 23, 2001 in the principal amounts of $250,000, $1,575,000, $1,000,000, $1,750,000 and US$420,000 from MON to MSA in respect of the Salamandra Property.

10. Royalty for Technical Expertise Agreement dated March 23, 2001 between MON and MSA in respect of the Salamandra Property. Refer to "Part II: The Company Resulting from the Amalgamation" – "The Salamandra Property" – "Acquisition of the Salamandra Property."

11. Security Agreement dated March 23, 2001 made by National in favour of MSA in respect of the Salamandra Property.

12. Blanket Guarantee dated March 23, 2001 by National in favour of MSA in respect of the Salamandra Property.

13. Share Pledge dated March 23, 2001 by National in favour of MSA in respect of the Salamandra Property.

14. Assignment and Assumption Agreement dated March 23, 2001 among MSA, Kennecott, Tenedoramex, MON and National in respect of the Salamandra Property.

15. Promissory Notes dated March 23, 2001 in the principal amounts of $294,000, $126,000, $1,102,500, $472,500, $175,000, $75,000, $1,255,000, $525,000, $525,000 and $225,000 from MON to Tenedoramex in respect of the Salamandra Property.

16. Royalty for Technical Expertise Agreement dated March 23, 2001 between Tenedoramex and Kennecott in respect of the Salamandra Property. Refer to "Part II: The Company Resulting from the Amalgamation" – "The Salamandra Property" – "Acquisition of the Salamandra Property."

17. Letter of Intent to Amend Various Mulatos Asset Purchase Agreement Documents, effective July 15, 2001 and dated July 27, 2001 among Tenedoramex, Kennecott, Accessions Mining Inc., National, MON and Albert Matter in respect of the Salamandra Property.

18. Agreement dated July 27, 2001 by Sedex to waive 1st year work commitment and National to return to Sedex the westerly portion of optioned ground of McNeil Property.

19. Second Amendment Agreement dated August 21, 2001 among Tenedoramex, Kennecott, Accessions Mining Inc., National, MON and Albert Matter in respect of the Salamandra Property.

20. Acknowledgement dated September 10, 2001 by Tenedoramex and Kennecott regarding MON's payment of interest owing under Promissory Notes and fulfillment or waiver of conditions precedent in respect of the Salamandra Property.

21. Amended and Restated Option & Joint Venture Agreement dated October 17, 2001, among National, MON, Alamos and MSA in respect of the Salamandra Property. Refer to "Part II: The Company Resulting from the Amalgamation" – "The Salamandra Property" – "Acquisition of the Salamandra Property."

22. Vendor's Consent dated May 28, 2002 to National, Alamos and MSA in respect of the Salamandra Property.

23. Term Sheet dated August 6, 2002 between National and Super Group Holdings Ltd. In respect of National's acquisition of an option to earn a 100% interest in the Jacleg and Tag properties in the Fort Steele Mining Division, British Columbia.

24. Letter Agreement among National, MON, Alamos and Bienvenidos dated October 17, 2002 regarding the $675,000 convertible loan from Alamos to National. Refer to "Part II: The Company Resulting from the Amalgamation" – "The Salamandra Property" – "Acquisition of the Salamandra Property."

25. Convertible Note dated October 17, 2002 issued by National and in favour of Alamos. Refer to "Part II: The Company Resulting from the Amalgamation" – "The Salamandra Property" – "Acquisition of the Salamandra Property".

26. Letter Agreement dated October 23, 2002 between Alamos and National. Refer to "Part II: The Company Resulting from the Amalgamation" – "The Salamandra Property" – "Acquisition of the Salamandra Property."

Documents Incorporated by Reference

National's audited consolidated financial statements for the three years ended December 31, 1999, 2000 and 2001 and the auditor's report thereon, and National's unaudited consolidated financial statements for the nine-month periods ended September 30, 2000 and 2001, all of which have been filed by National with the various securities regulatory authorities in the Provinces of British Columbia and Alberta, are specifically incorporated by reference and form an integral part of this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an admission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

RESPONSIBILITY FOR INFORMATION

Alamos has provided the information contained in this Circular concerning Alamos prior to the Amalgamation including, its business, assets and operations, including the information incorporated be reference, its financial information and financial statements. National has provided the information contained in this Circular concerning National prior to the Amalgamation including, its business, assets and operations, including the information incorporated by reference, its financial information and financial statements. All pro-forma information in this Circular relating to Amalco following the Amalgamation has been supplied by both National and Alamos .

Alamos assumes no responsibility for the accuracy or completeness of information concerning National, nor for any omission on the part of National to disclose facts or events which may affect the accuracy of any such information. National assumes no responsibility for the accuracy or completeness of information concerning Alamos, nor for any omission on the part of Alamos to disclose facts or events which may affect the accuracy of any such information.

CERTIFICATION OF ALAMOS

The undersigned hereby certify that the contents of this Circular and the sending thereof to the Alamos Shareholders has been approved by the Alamos Board. To the extent that the foregoing relates to Alamos, the foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia on December 18, 2002.

(signed) "Chester Millar"   *(signed) "Nerio Cervantes"*

Chester Millar, President	Nerio Cervantes, Secretary
[Chief Executive Officer]	[Chief Financial Officer]

CERTIFICATION OF NATIONAL

The undersigned hereby certify that the contents of this Circular and the sending thereof to the National Shareholders has been approved by the National Board. To the extent that the foregoing relates to National, the foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia on December 18, 2002.

(signed) "James M. McDonald"   *(signed) "Anthony D. Ker"*

James M. McDonald, President	Anthony D. Ker, Treasurer
[Chief Executive Officer]	[Chief Financial Officer]

APPENDIX A

**NATIONAL SHAREHOLDERS RESOLUTION RELATING TO
APPROVAL OF CONTINUANCE AND AMALGAMATION**

"WHEREAS subject to compliance with the laws of Alberta, the jurisdiction of incorporation of National Gold Corporation ("National"), National may apply for continuance under the *Company Act* (British Columbia) ("BCCA");

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the continuance of National under the laws of British Columbia as if National had been incorporated under the laws of British Columbia is hereby approved;
2. National is hereby authorized to make application to the Director under the *Business Corporations Act* (the "Act"), pursuant to section (1) of such Act, for authorization to continue under the BCCA;
3. National is hereby authorized to make application to the Registrar under the BCCA pursuant to section 36 of the BCCA, for a Certificate of Continuance continuing National thereunder;
4. the Instrument of Continuation, Memorandum and Articles, Notice of Offices, forming part of the application referred to in paragraph 3 hereof, shall be submitted to the Registrar under the BCCA in substantially the forms approved by the board of directors, and the amendment of the articles of National upon the filing of the said application in accordance therewith is hereby confirmed and approved;
5. any one officer or director of National is hereby authorized and directed on behalf of National to sign, execute and deliver all documents and to do all things necessary or advisable in connection with the continuance of National under the laws of Canada;
6. the board of directors of National is hereby authorized to revoke this special resolution without further approval of the shareholders of National at any time prior to the endorsement by the Director under the Act of an Application for Authorization to Continue in Another Jurisdiction; and
7. upon the issue of a Certificate of Continuance under the BCCA, a copy of the Certificate and Articles of Continuance shall be filed with the Director under the *Business Corporations Act* within 60 days after the date of such issuance.

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the amalgamation agreement dated December 16, 2002 between National Gold Corporation and Alamos Minerals Ltd. pursuant to section 248 of the BCCA be and is approved and adopted;
2. any one director or one officer of National be, and is hereby authorized, empowered and instructed, acting for, in the name of and on behalf of National, to execute or cause to be executed, under seal of National or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments and to do or to cause to be done all such other acts and things as such one director or one officer of National shall determine to be necessary or desirable in order to carry out the intent of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of such action or thing; and
3. notwithstanding the passage of this resolution by the members of National, the National Board, without further notice to or approval of the members of National, may decide not to proceed with the Amalgamation or may revoke this resolution at any time prior to the completion of the Amalgamation.

APPENDIX B
ALAMOS SHAREHOLDERS RESOLUTION RELATING TO
APPROVAL OF AMALGAMATION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.   the amalgamation agreement dated as of December 16, 2002 between Alamos Minerals Ltd. and National Gold Corporation, pursuant to section 248 of the *Company Act* (British Columbia) be and is approved and adopted;

2.   any one director or one officer of Alamos be, and is hereby authorized, empowered and instructed, acting for, in the name of and on behalf of Alamos, to execute or cause to be executed, under seal of Alamos or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments and to do or to cause to be done all such other acts and things as such one director or one officer of Alamos shall determine to be necessary or desirable in order to carry out the intent of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of such action or thing; and

3.   notwithstanding the passage of this resolution by the members of Alamos, the board of directors of Alamos, without further notice to or approval of the members of Alamos, may decide not to proceed with the Amalgamation or may revoke this resolution at any time prior to the Amalgamation becoming effective

APPENDIX C

AMALGAMATION AGREEMENT

THIS AGREEMENT made as of the 16th day of December, 2002,
BETWEEN:

> ALAMOS MINERALS LTD., having an office at Suite 1400 –
> 400 Burrard Street, Vancouver, British Columbia, V7X 1A6
> ("Alamos")

OF THE FIRST PART

AND:

> NATIONAL GOLD CORPORATION, having an office at Suite 600 –
> 890 West Pender Street, Vancouver, British Columbia, V6C 3A8
> ("National")

OF THE SECOND PART

WHEREAS:

A.   Alamos was continued under the laws of British Columbia on January 11, 1996;

B.   National was incorporated under the laws of the Province of Alberta on May 24, 1996 as 696404 Alberta Inc. which was changed to National Gold Corporation on February 16, 2000;

C.   The authorized capital of Alamos consists of 100,000,000 common shares of which 32,624,647 Alamos Common Shares have been issued and are presently outstanding as fully paid and non-assessable shares, Alamos Warrants are outstanding entitling the holders thereof to acquire an aggregate of 12,521,647 Alamos Common Shares and Alamos Options are outstanding entitling the optionees to acquire an aggregate of 2,600,000 Alamos Common Shares;

D.   The Alamos Common Shares are listed and posted for trading on the Exchange and Alamos is a "reporting issuer" under the Securities Acts and the *Securities Act* (Ontario);

E.   The authorized capital of National consists of an unlimited number of common shares and an unlimited number of preferred shares of which 30,728,980 National Common Shares have been issued and are presently outstanding as fully paid and non-assessable shares, no preferred shares are issued and outstanding, National Warrants are outstanding entitling the holders thereof to acquire an aggregate of 10,725,751 National Common Shares, National Options are outstanding entitling the optionees to acquire an aggregate of 1,347,500 National Common Shares and the Convertible Note and other rights are outstanding to acquire 2,627,586 National Common Shares;

F.	The National Common Shares are listed and posted for trading on the Exchange and National is a "reporting issuer" under the Securities Acts;

G.	Each of Alamos and National has made full disclosure to the other of its assets, liabilities, creditors and financial and business affairs;

H.	Alamos and National have agreed to amalgamate pursuant to the provisions of the *Company Act* and upon the terms and conditions hereinafter described for the purpose of forming one company, Amalco, to continue the business carried on by each of them;

I.	Under the Amalgamation, the members of each of Alamos and National will exchange their Alamos Common Shares and National Common Shares for Amalco Common Shares on the basis of one Amalco Common Share for two Alamos Common Shares held and one Amalco Common Share for each 2.352 National Common Shares held;

J.	As a result of the Amalgamation, the holders of outstanding Alamos Warrants, Alamos Options, National Warrants and National Options and other rights to acquire Alamos Common Shares or National Common Shares will effectively be the holders of options, share purchase warrants or other rights to acquire Amalco Common Shares on the basis of one Amalco Common Share for every right to acquire two Alamos Common Shares and one Amalco Common Share for every right to acquire 2.352 National Common Shares, and otherwise under identical terms and conditions; and

K.	Alamos and National propose to convene Meetings of their members to consider and approve the Continuance, the Amalgamation, this Agreement, and all matters incidental thereto.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by both parties hereto), the parties hereto covenant and agree as follows:

(1) ARTICLE 1
DEFINITIONS

1.1   <u>Definitions</u> – The terms defined in this Section 1.1 shall have the meanings herein specified, unless the context expressly or by necessary implication otherwise requires:

(a)   "Alamos Common Shares" means common shares without par value in the capital of Alamos, as presently constituted, where the context requires, includes common shares issuable upon the exercise of Alamos Options and Alamos Warrants and other rights to acquire Alamos Common Shares;

(b)   "Alamos Meeting" means the annual and extraordinary general meeting of holders of Alamos Common Shares to be held on or about January 24, 2003 to consider and if deemed advisable, to approve, the Amalgamation and this Agreement;

(c)   "Alamos Options" means all outstanding incentive stock options to acquire Alamos Common Shares on the Effective Date;

(d)   "Alamos Securities" means collectively, Alamos Common Shares, Alamos Options, Alamos Warrants and any other securities of Alamos outstanding which are convertible into Alamos Common Shares;

(e)   "Alamos Warrants" means all outstanding common share purchase warrants to acquire Alamos Common Shares;

(f)   "Amalco" means the company resulting from the amalgamation of the Amalgamating Companies;

(g)   "Amalco Common Shares" means common shares without par value in the capital of Amalco which will become outstanding after completion of the Amalgamation and, where the context requires, includes common shares issuable on exercise of Amalco Warrants, Amalco Options and other rights to acquire Amalco Common Shares;

(h)   "Amalgamating Company" or "Amalgamating Companies" means Alamos and National either individually or collectively, as the context requires;

(i)   "Amalgamation" means the amalgamation of the Amalgamating Companies under the Company Act as contemplated by this Agreement;

(j)   "Amalgamation Agreement", "the Agreement", "this Agreement", "herein", "hereof" mean, respectively, this Agreement including the Schedules attached hereto as the same may be supplemented or amended from time to time;

(k)   "Business Corporations Act" means the Business Corporations Act (Alberta);

(l)   "Certificate of Amalgamation" means the certificate of amalgamation to be issued by the Registrar of Companies pursuant to the Company Act in respect of the Amalgamation;

(m)   "Circular" means the joint management information circular of Alamos and National prepared in connection with the solicitation of proxies for use at the Meetings;

(n)   "Company Act" means the Company Act (British Columbia);

(o)   "Continuance" means the continuance of National out of Alberta under the Business Corporations Act and into British Columbia under the Company Act prior to the Amalgamation;

(p)   "Convertible Note" means a convertible note dated October 17, 2002 issued by National to Alamos to evidence a loan by Alamos to National in the amount of Cdn $675,000 which is convertible into 2,327,586 National Common Shares at the option of Alamos;

(q)   "Court" means the Supreme Court of British Columbia;

(r)   "Effective Date" means the date shown in the Certificate of Amalgamation as the date of completion of the Amalgamation;

(s)   "Exchange" means the TSX Venture Exchange;

(t)   "Meetings" means the Alamos Meeting and the National Meeting, together;

(u)   "National Common Shares" means common shares without par value in the capital of National, as presently constituted, and where the context requires, includes common shares issuable upon the exercise of National Options, National Warrants and rights to acquire National Common Shares;

(v)   "National Meeting" means the special meeting of holders of National Common Shares to be held on or about January 24, 2003 to consider and if deemed advisable, to approve, the Continuance, the Amalgamation and this Agreement;

(w)   "National Options" means all outstanding incentive stock options to acquire National Common Shares on the Effective Date;

(x)   "National Securities" means collectively, National Common Shares, National Options, National Warrants and any other securities of National outstanding which are convertible into National Common Shares;

(y)   "National Warrants" means all outstanding common share purchase warrants to acquire National Common Shares; and

(z)   "Order" means the order of the Court approving the Amalgamation;

(aa)   "Registrar of Companies" means the Registrar of Companies for the Province of British Columbia, under the Company Act;

(bb)   "Securities Acts" means the Securities Act (British Columbia) and the Rules and Regulations thereunder and the Securities Act (Alberta) and the Rules and Regulations thereunder;

(cc)   "Valuator" means Robert McKnight and Bruce McKnight of Finisterre Holdings Ltd. engaged by Alamos and National to provide a fairness opinion; and

(dd)   "1933 Act" means the United States Securities Act of 1933, as amended.

1.2   Currency – All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3   Interpretation Not Affected by Headings – The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement.   The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and the Schedules hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4   Number and Gender – In this Agreement, unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter.

1.5   Date for any Action – In the event that the date on which any action is required to be taken hereunder by Alamos or National is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6   Meaning – Words and phrases used herein and defined in the Company Act shall have the same meaning herein as in the Company Act unless the context otherwise requires.

1.7   Schedules – The following Schedules are attached hereto and shall be deemed to be incorporated into and form part of this Amalgamation Agreement:

Schedule   **Title**
A   **Memorandum of Amalco**
B   **Articles of Amalco**

**(2)   ARTICLE   2
AMALGAMATION**

2.1   Conditions of Amalgamation – Pursuant to Section 247 of the Company Act and subject
to:

(a)   the approval of the Registrar of Companies of the Memorandum and Articles of
Amalco, as required by the Company Act;

(b)   adoption and approval of this Amalgamation Agreement by a special resolution
of the members of the Amalgamating Companies;

(c)   the approval of the Court, as required by the Company Act;

(d)   acceptance of the Exchange; and

(e)   the terms and conditions herein set out or any amended terms and conditions the
parties may agree to,

the Amalgamating Companies agree to amalgamate and continue as one company under the
provisions of the Company Act.

2.2   Effect of Amalgamation – The Amalgamation shall become effective at 12:01 a.m. on the
Effective Date and at such time:

(a)   the Amalgamation of the Amalgamating Companies and their continuation as one
company shall become effective;

(b)   the Alamos and National Common Shares shall be exchanged into Amalco
Common Shares as described in Section 4.1 hereof except that fractional Amalco
Common Shares will not be issued, nor will consideration be paid in lieu thereof;

(c)   outstanding Alamos Options, Alamos Warrants, National Options and National
Warrants and any other outstanding rights to acquire Alamos Common Shares or
National Common Shares, as the case may be, will by their terms effectively
become options, share purchase warrants or other vested or contingent rights to
acquire Amalco Common Shares as described in Section 4.1 hereof;

(d)   the property, assets, rights and privileges of each Amalgamating Company shall
continue to be the property, assets, rights and privileges of Amalco and all liens
thereon shall be unimpaired by the Amalgamation;

(e)   Amalco shall continue to be liable for all of the contracts, liabilities, debts and
obligations of each Amalgamating Company;

(f)   an existing cause of action, claim or liability to prosecution against an
Amalgamating Company shall remain unaffected and may be continued against
Amalco;

(g)   a civil, criminal or administrative action or proceeding pending by or against
Alamos or National may be continued to be prosecuted by or against Amalco but,
for all purposes of such action or proceeding, the name of Amalco shall be

substituted in such action or proceeding in place of the name of the Amalgamating Company;

    (h)   a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Company may be enforced by or against Amalco;

    (i)   the management of Amalco will be the directors and officers listed in Sections 3.6 and 3.8 of this Agreement; and

    (j)   the Convertible Note and any National Common Shares, National Options or National Warrants held by Alamos and any Alamos Common Shares, Alamos Options or Alamos Warrants held by National will be cancelled by operation of law without any repayment of capital.

2.3   <u>Adoption of Agreement</u> – This Agreement must be adopted by each of the Amalgamating Companies in the manner provided by Section 248(4) of the Company Act.

(3) *ARTICLE 3*
AMALCO

3.1   <u>Effective Date</u> – The Amalgamating Companies will request that the Effective Date be the date the Certificate of Amalgamation is issued by the Registrar of Companies.

3.2   <u>Name</u> – The name of Amalco will be "Alamos Gold Inc.", such name having received approval from the Registrar of Companies and the Exchange.

3.3   <u>Registered and Records Offices</u> – The registered and records office of Amalco shall be Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia, V7X 1J1.

3.4   <u>Authorized Capital</u> – Amalco shall be authorized to issue 1,000,000,000 Amalco Common Shares.

3.5   <u>Memorandum and Articles</u> – The Memorandum and Articles of Amalco shall, subject to amendment, alteration or addition under the Company Act, be in the form set out in Schedules "A" and "B", respectively, attached hereto which have been approved by the Registrar of Companies.

3.6   <u>First Directors</u> – On the Effective Date, the number of directors shall be five and the following persons shall be the first directors of Amalco and shall hold office until the first annual meeting of Amalco or until their successors are duly elected or appointed, in accordance with the Company Act:

Full Name	Resident Address	Occupation
Chester Millar	1861 Beach Avenue, Vancouver, British Columbia	Chairman of Alamos, 1996 to present; President of Alamos, 1999 to present; and Chairman of Glamis Gold Ltd., 1985 to 1998.
John McCluskey	15 Metcalfe Street, Toronto Ontario, M4X 1R5	President and Chief Executive Officer of Grayd Resource Corporation, 1996 to present; Director, Aurcana Corporation since July, 2002; Vice-President, Finance of Inca Pacific Resources Inc., 1996 to 2002; and investor relations consultant, 1992 to present.
Stephen Stine	17055 E. Dorado Circle, Centennial Colorado, USA 80015	President of Steve Stine and Associates, mining consultants, 1994 to present; President and Chief Executive Officer of Laguna Gold Company, 1998 to 2000; Vice-President, First Dynasty Mines, Ltd., 1994 to 1998.
Richard Hughes	P.O. Box 16 5447 Burley Place, Sechelt, British Columbia V0N 3A0	President of Hastings Management Corp., 1984 to present.
James McDonald	156 Bayview Drive, S.W. Calgary, Alberta T2V 3N8	President of National, December 1, 2002 to present; Vice-President of Mineral Development for National, March 2000 to November 30, 2002; Director of National since February 1997; President of Makwa Exploration, 1991 to present; and President of Black Bull Resources Inc., December 1997 to January 2001.

3.7   <u>Election and Removal of Directors</u> – At each annual general meeting of Amalco, all of the directors shall retire and the members entitled to vote thereat shall elect a Board of Directors consisting of the number of Directors fixed pursuant to the Articles of Amalco.

3.8   <u>Management</u> – The directors named in paragraph 3.6 hereof shall carry on and continue the management and operation of Amalco in such manner as they shall determine, subject to and in accordance with the Articles of Amalco and the following persons shall hold the offices set opposite their respective names and carry out their respective duties thereof until relieved therefrom by the directors or until they sooner cease to hold office, namely:

President and Chairman   -   Chester Millar

Vice President and Chief Executive Officer   -   John McCluskey

Vice-President and Chief Operating Officer   -   Stephen Stine

Secretary   -   Sharon Fleming

3.9   Annual General Meeting – The first annual general meeting of Amalco will be held in the month of June 2003. The directors of Amalco may, however, change the date of the first annual general meeting, subject to the provisions of the Company Act.

3.10   Financial Year End – The financial year end of Amalco will be determined by the directors of Amalco.

3.11   Auditor – The auditor of Amalco will be Devisser Gray and such auditor will hold office until the first annual general meeting is held, unless they resign or are removed in accordance with the Company Act.

3.12   Transfer Agent – The transfer agent and registrar of Amalco will be Pacific Corporate Trust Company at its principal office in Vancouver, British Columbia, Canada, which will hold such position until the directors of Amalco terminate its position.

3.13   Listed Reporting Company – Amalco will be a reporting company under the Company Act and a reporting issuer under the Securities Acts and the Amalco Common Shares will be listed on the Exchange, subject to the filing and acceptance of all required documents with the Exchange.

3.14   Cancellation of Unissued Shares – On the Effective Date, all the authorized but unissued shares of each of the Amalgamating Companies will be deemed to be cancelled and shall not be exchanged for any Amalco Common Shares.

3.15   Restrictions on Business – There shall be no restrictions on the business which Amalco may carry on.

3.16   Initial Remuneration of Officers and Employees – The initial salaries and benefits of the officers and employees of Amalco shall be as set out in an agreement between Alamos and National to be entered into prior to the Effective Date.

**(4)   ARTICLE 4
        SHARE EXCHANGE**

4.1   Exchange of Shares and Other Securities of Amalgamating Companies – Subject to Section 4.3, on and from the Effective Date:

        (a)   all of the issued and outstanding Alamos Common Shares shall be exchanged for Amalco Common Shares on the basis of one Amalco Common Share for each two Alamos Common Shares held;

        (b)   all of the issued and outstanding National Common Shares shall be exchanged for Amalco Common Shares on the basis of one Amalco Common Share for each 2.352 National Common Shares held;

        (c)   all of the issued and outstanding Alamos Warrants and Alamos Options and any other rights to acquire Alamos Common Shares outstanding on the Effective Date shall, in accordance with the terms of such instruments, be exercisable to acquire Amalco Common Shares on the basis of one Amalco Common Share for

each right to acquire two Alamos Common Shares at an exercise price which is proportionately adjusted, and otherwise under identical terms and conditions;

(d) all of the issued and outstanding National Warrants and National Options and any other rights to acquire National Common Shares outstanding on the Effective Date shall, in accordance with the terms of such instruments, be exercisable to acquire Amalco Common Shares on the basis of one Amalco Common Share for each right to acquire 2.352 National Common Shares, at an exercise price which is proportionately adjusted and otherwise under identical terms and conditions;

(e) any issued National Common Shares held by Alamos and any issued Alamos Common Shares held by National shall be cancelled without any repayment of capital; and

(f) the Convertible Note shall be terminated with no interest or repayment required.

4.2 Surrender of Shares – Upon the issuance of the Certificate of Amalgamation, the members of each of the Amalgamating Companies shall, at the request of Amalco, surrender the certificates representing the Alamos Common Shares and National Common Shares held by them and in return shall thereupon be entitled to receive certificates representing the appropriate number of Amalco Common Shares in accordance with the provisions of Section 4.1 hereof. Until such surrender and exchange, the certificates representing the Alamos Common Shares and National Common Shares held by each such holder, shall be evidence of such member's or holder's right to be registered as a member or holder of Amalco Common Shares.

4.3 Fractional Shares – Fractional Amalco Common Shares will not be issued and no consideration shall be paid in lieu thereof except to the extent necessary to ensure that each shareholder of Alamos or National will become a shareholder of Amalco. Upon the exchange of Alamos Common Shares or National Common Shares by each member of Alamos or National, as applicable, any resultant fractional Amalco Common Shares equal to or less than one-half (½) will be rounded down to the next closest whole number of Amalco Common Shares and any resultant fractional Amalco Common Shares greater than one-half (½) shall be rounded up to the next closest whole number of Amalco Common Shares.

4.4 Cancellation of Shares – Any certificates representing Alamos Common Shares or National Common Shares which have not been surrendered for exchange, together with all other instruments required to obtain certificates for Amalco Common Shares, on or prior to the sixth anniversary of the Effective Date shall cease to represent any claim or interest of any kind or nature.

(5) ARTICLE 5
REPRESENTATIONS OF THE AMALGAMATING COMPANIES

5.1   <u>Representations of Alamos</u> – Alamos represents and warrants to National, as of the date hereof, that:

(a)   Alamos was continued under the laws of the Province of British Columbia, is validly existing and is in good standing with respect to the filing of annual returns in British Columbia;

(b)   the authorized capital of Alamos consists of 100,000,000 common shares of which 32,624,647 Alamos Common Shares have been issued and are presently outstanding as fully paid and non-assessable shares;

(c)   an aggregate of not more than 15,121,617 Alamos Common Shares are issuable upon the exercise of all Alamos Options, Alamos Warrants and other rights to acquire Alamos Common Shares outstanding at the date of this Agreement;

(d)   the Alamos Common Shares are listed and posted for trading on the Exchange;

(e)   Alamos has the following wholly-owned subsidiaries:

(i)   Durango Fern Mines, S.A. (Mexico);

(ii)   Minas La Fortuna, S.A. de C.V. (Mexico);

(iii)   Minera Bienvenidos, S.A. de C.V. (Mexico);

(f)   Alamos has the full power, authority, right and capacity to enter into this Amalgamation Agreement on the terms and conditions herein set forth and to carry out the transactions contemplated hereby and perform all of its covenants and obligations herein set forth, all of which have been duly and validly authorized by all necessary corporate proceedings, subject only to approval of the holders of Alamos Common Shares by special resolution;

(g)   this Amalgamation Agreement has been duly and validly executed and delivered by Alamos and constitutes a legal, valid and binding obligation of Alamos enforceable against Alamos in accordance with its terms, subject only to approval of the holders of Alamos Common Shares by special resolution and regulatory approval;

(h)   Alamos does not have, as of the date hereof, any outstanding agreements, subscriptions, warrants, options or commitments, nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option, or commitment, obligating Alamos to issue any Alamos Securities, except as disclosed in the Circular;

(i)   the audited financial statements of Alamos for the financial year ended December 31, 2001 present fairly the financial condition and results of operations of Alamos as at such date and for the year then ended and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(j)   the unaudited financial statements of Alamos for the nine-month period ended September 30, 2002 present fairly the financial condition and results of operations of Alamos as at such date and for the period then ended and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(k)   since December 31, 2001, there has been no material adverse change in the business, operations, properties, assets or condition, financial or otherwise, of Alamos except as stated in the unaudited financial statements of Alamos as of September 30, 2002 or as disclosed in the Circular;

(l)   all information and documents publicly disclosed by Alamos since December 31, 2001, including financial statements, fairly and accurately represent the business and affairs of Alamos as at the respective times of disclosure;

(m)   the books and records of Alamos fairly and accurately set out and disclose in all material respects the financial position of Alamos as at the date hereof, all material financial transactions relating to Alamos have been accurately recorded in such books and records and the minute books of Alamos contain all records of the meetings and proceedings of the shareholders and directors of Alamos;

(n)   Alamos is the beneficial owner of the properties and assets described as being owned by it in the Circular with good and marketable title thereto free and clear of material encumbrances, except in each case as disclosed in the Circular;

(o)   Alamos does not have any liability or obligation including, without limitation, tax liabilities, whether accrued, absolute, contingent or otherwise, not reflected in its audited financial statements for the financial year ended December 31, 2001, and its unaudited financial statements for the nine-month period ended September 30, 2002 except liabilities and obligations incurred in the ordinary course of its business since September 30, 2002, which liabilities and obligations are not materially adverse in the aggregate to Alamos;

(p)   there is no basis for and there are no material actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of Alamos, instituted, pending or, to the knowledge of Alamos, threatened against or affecting Alamos or any of Alamos's properties or assets at law or in equity or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending or, to the knowledge of Alamos, threatened against Alamos or any of Alamos's properties or assets, which would prevent or materially hinder the consummation of the Amalgamation or the other transactions contemplated by this Agreement or which would involve the reasonable possibility of any material judgment or liability, whether or not covered by insurance, or which in the aggregate would have a material adverse effect on the business, operations, properties, assets or condition, financial or otherwise, of Alamos and which have not been disclosed to National;

(q)   Alamos has not declared or paid any dividends or made any distribution of its properties or assets to its shareholders and Alamos has not disposed of any of its

properties or assets or incurred any material indebtedness except in the ordinary course of business other than as disclosed in the Circular;

(r)   the business of Alamos is being conducted in all material respects in compliance with all applicable laws, regulations, ordinances, by-laws, orders and decrees of all authorities having jurisdiction including, without limitation, the Securities Acts and the policies and rules of the Exchange;

(s)   each contract or agreement between Alamos and any other person which is material to the ownership, use or operation of a material portion of the business, properties or assets of Alamos is in full force and effect and, to the best of the knowledge and belief of Alamos, is valid, binding and enforceable against each of the parties thereto in accordance with its terms and no material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or lapse of time or both, would constitute such a material breach or default;

(t)   none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

   (i)   violate any provision of any law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Alamos,

   (ii)   conflict with any of the terms, conditions or provisions of the constating documents of Alamos,

   (iii)   conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which Alamos is a party or by which Alamos is bound or to which Alamos's property is subject, or

   (iv)   result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by Alamos, or in the creation of any lien, charge, security interest or encumbrance upon any of the material assets of Alamos under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other person any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award;

(u)   Alamos has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby;

(v)   the Circular does not, as of the date thereof, contain an untrue statement of a material fact concerning Alamos and does not omit to state a material fact

concerning Alamos that was required to be stated or that was necessary to make a statement contained therein not misleading in the light of the circumstances in which it was made; and

(w)   the statements in Recital G of this Agreement are true and correct.

5.2   Representations of National – National represents and warrants to Alamos, as of the date hereof, that:

(a)   National was duly incorporated under the laws of the Province of Alberta, is a valid and subsisting corporation and is in good standing with respect to the filing of annual returns in Alberta;

(b)   the authorized capital of National consists of an unlimited number of common shares and an unlimited number of preferred shares of which 30,728,980 National Common Shares have been issued and are presently outstanding as fully paid and non-assessable shares and no preferred shares issued and outstanding;

(c)   an aggregate of not more than 14,700,837 National Common Shares are issuable upon the exercise of all outstanding National Options, National Warrants, property acquisition agreements, the Convertible Note and other rights to acquire National Common Shares outstanding at the date of this Agreement;

(d)   the National Common Shares are listed and posted for trading on the Exchange;

(e)   National has two subsidiaries, namely Minas de Oro National, S.A. de C.V., a wholly-owned Mexican subsidiary of National and National Gold (Nevada) Inc., a wholly-owned inactive Nevada subsidiary of National;

(f)   National has the full power, authority, right and capacity to enter into this Amalgamation Agreement on the terms and conditions herein set forth and to carry out the transactions contemplated hereby and perform all of its covenants and obligations herein set forth, all of which have been duly and validly authorized by all necessary corporate proceedings, subject only to approval of the holders of National Common Shares by special resolution;

(g)   this Amalgamation Agreement has been duly and validly executed and delivered by National and constitutes a legal, valid and binding obligation of National enforceable against National in accordance with its terms, subject only to approval of the holders of National Common Shares by special resolution and regulatory approval;

(h)   National does not have, as of the date hereof, any outstanding agreements, subscriptions, warrants, options or commitments, nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option, or commitment, obligating National to issue any additional National Securities, except as disclosed in the Circular;

(i)   the audited financial statements of National for the financial year ended December 31, 2001 present fairly the financial condition and results of operations of National as at such date and for the year then ended and have been prepared in

accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(j)   the unaudited financial statements of National for the nine-month period ended September 30, 2002 present fairly the financial condition and results of operations of National as at such date and for the period then ended and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(k)   since December 31, 2001, there has been no material adverse change in the business, operations, properties, assets or condition, financial or otherwise, of National, except as stated in the unaudited financial statements of National as at September 30, 2002, or as disclosed in the Circular;

(l)   all information and documents publicly disclosed by National since December 31, 2001, including financial statements, fairly and accurately represent the business and affairs of National as at the respective times of disclosure;

(m)   the books and records of National fairly and accurately set out and disclose in all material respects the financial position of National as at the date hereof, all material financial transactions relating to National have been accurately recorded in such books and records and the minute books of National contain all records of the meetings and proceedings of the shareholders and directors of National;

(n)   National is the beneficial owner of the properties and assets described as being owned by it in the Circular with good and marketable title thereto free and clear of material encumbrances, except in each case as disclosed in the Circular;

(o)   National does not have any liability or obligation including, without limitation, tax liabilities, whether accrued, absolute, contingent or otherwise, not reflected in its audited financial statements for the year ended December 31, 2001 and its unaudited financial statements for the 9 month period ended September 30, 2002, except liabilities and obligations incurred in the ordinary course of its business since September 30, 2002, which liabilities and obligations are not materially adverse in the aggregate to National;

(p)   there is no basis for and there are no material actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of National, instituted, pending or, to the knowledge of National, threatened against or affecting National or any of National's properties or assets at law or in equity or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending or, to the knowledge of National, threatened against National or any of National's properties or assets, which would prevent or materially hinder the consummation of the Amalgamation or the other transactions contemplated by this Agreement or which would involve the reasonable possibility of any material judgment or liability, whether or not covered by insurance, or which in the aggregate would have a material adverse effect on the business, operations, properties, assets or

condition, financial or otherwise, of National which have not been disclosed to Alamos;

(q)   National has not declared or paid any dividends or made any distribution of its properties or assets to its shareholders and National has not disposed of any of its properties or assets or incurred any material indebtedness except in the ordinary course of business other than as disclosed in the Circular;

(r)   the business of National is being conducted in all material respects in compliance with all applicable laws, regulations, ordinances, by-laws, orders and decrees of all authorities having jurisdiction including, without limitation, the Securities Acts and the policies and rules of the Exchange;

(s)   each contract or agreement between National and any other person which is material to the ownership, use or operation of a material portion of the business, properties or assets of National is in full force and effect and, to the best of the knowledge and belief of National, is valid, binding and enforceable against each of the parties thereto in accordance with its terms and no material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or lapse of time or both, would constitute such a material breach or default;

(t)   none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

        (i)   violate any provision of any law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to National,

        (ii)   conflict with any of the terms, conditions or provisions of the constating documents of National,

        (iii)   conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which National is a party or by which any of them is bound or to which any of their property is subject, or

        (iv)   result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by National, or in the creation of any lien, charge, security interest or encumbrance upon any of the material assets of National under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other person any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award;

(u)   National has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby;

(v)   the Circular does not, as of the date thereof, contain an untrue statement of a material fact concerning National and does not omit to state a material fact concerning National that was required to be stated or that was necessary to make a statement contained therein not misleading in the light of the circumstances in which it was made; and

(w)   the statements in Recital G of this Agreement are true and correct.

(6)   ARTICLE 6
OTHER PROVISIONS

6.1   <u>Rights and Obligations of Amalco</u> – As of and from the Effective Date, Amalco shall be seized of and shall hold and possess all the property, rights and interests and shall be subject to all the debts, liabilities and obligations (except amounts recoverable from or payable by one of the Amalgamating Companies to the other, which amounts will be cancelled) of each of the Amalgamating Companies (including any obligations to dissenting members under Section 207 of the Company Act), and each member of each Amalgamating Company will be bound by the terms of this Agreement and all rights of creditors to obtain payment of their claims and all the property, rights and interests of the parties hereto liable for such claims, and all liens upon the property, rights and interests of the Amalgamating Companies shall be unimpaired by the Amalgamation and all debts, liabilities and obligations and the contracts of each of the Amalgamating Companies shall thenceforth attach to Amalco and shall be enforced against it to the same extent as if the said debts, liabilities, duties and obligations and contracts had been incurred or contracted by it.

6.2   <u>Paid Up Capital</u> – The paid up capital of the Amalco Common Shares will not exceed the aggregate of the paid up capital of the Alamos Common Shares and National Common Shares immediately before the Effective Date.

6.3   <u>Liabilities</u> – Amalco will pay and discharge every liability of the Amalgamating Companies (other than liabilities in respect of Alamos Common Shares and National Common Shares). All expenses of and incidental to the Amalgamation will be paid by the Amalgamating Company incurring such expenses, unless the Amalgamating Companies otherwise agree to share expenses.

6.4   <u>Legal Proceedings</u> – No action or proceeding by or against Alamos or National shall abate or be affected by the Amalgamation, but for all the purposes of such action or proceeding the name of Amalco shall be substituted in such action or proceeding in place of Alamos or National, as the case may be.

6.5   <u>Power to Modify</u> – The directors of Alamos and National shall by resolution have the power to assent to the provisions made for a dissenting member or creditor by the Court, and to any alteration or modification of this Agreement which the Exchange, the Court, the Registrar of Companies, or the respective members of Alamos and National at meetings held pursuant to the provisions of the Company Act may require and all alterations and modifications so assented to shall be binding upon the parties hereto.

6.6   Application to Court – If this Agreement is adopted by the members of each of the Amalgamating Companies as required by the Company Act, the Amalgamating Companies covenant and agree with each other that, subject to the satisfaction of the terms and conditions of this Agreement, they will jointly, at such time as the directors of the Amalgamating Companies may determine, apply to the Court for an order approving the Amalgamation herein provided. In the application to the Court, the Court will be informed that its approval of the Agreement will serve as the basis for an exemption from the registration provisions of the 1933 Act. The parties hereto agree that notice of the time and place of the hearing of the Court application shall be given to each member of the Amalgamating Companies, together with each holder of Alamos Options, National Options, Alamos Warrants and National Warrants, and any other holder of rights to acquire Alamos Common Shares or National Common Shares, advising them that they have the right to appear at the hearing. In determining whether to issue the Order approving the Agreement, the Court will be required to consider the fairness of the terms and conditions contained herein and the rights and interests of every person affected. Any such person who considers this Agreement unfairly prejudicial to him shall have the right to apply to the Court to have the Court consider his position and the Court may issue an order prohibiting the Amalgamation or such other order as the Court considers appropriate. In addition, any member of the Amalgamating Companies who disapproves of the Amalgamation shall have the right to give notice of dissent to the Amalgamating Company of which it is a member and to have his Alamos Common Shares or National Common Shares, as the case may be, purchased by Amalco if the Amalgamating Companies elect to proceed with the Amalgamation. The issuance of the Order by the Court approving the Amalgamation is a condition precedent to the consummation of the transactions contemplated by this Agreement. There shall be no exchange of securities as set out in paragraph 4.1 hereof until on or after the Effective Date of the Amalgamation.

6.7   Income Tax Act – This Agreement shall be implemented and the books of account of Amalco shall be made up in accordance with the provisions of Section 87 of the Income Tax Act (Canada) as amended with effect from and including the Effective Date of Amalgamation, and to the extent any of the provisions hereof are inconsistent with the application of the said Section 87 as amended, such provision shall be null and void and of no effect.

6.8   Amendment – This Agreement may, at any time and from time to time before or after the holding of the Meetings, but no later than the Effective Date, be amended by the written agreement of the Amalgamating Companies without, subject to applicable law, further notice to or authorization on the part of the members of Alamos and National. Without limiting the generality of the foregoing, any such amendment may:

(a)   change the time for the performance of any of the obligations or acts of Alamos or National herein;

(b)   waive any inaccuracies in or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; or

(c)   waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of Alamos and National herein;

provided that, notwithstanding the foregoing and subsection 7.1(a) of this Agreement, this Agreement shall not be amended without the approval of the members of Alamos and National

given in the same manner as required for the approval of the Amalgamation or as may be ordered by the Court. This Agreement may be amended in accordance with the Order of the Court, but in the event that the terms of the Order require any such amendment, the rights of Alamos and National under Sections 6.9, 7.1, 7.2, 7.4 and Article 9 hereof shall remain unaffected.

6.9   Rights of Termination – If:

(a)   the members of either of the Amalgamating Companies fail to approve the Amalgamation in the manner contemplated by subsection 7.1(a) hereof at their respective Meeting;

(b)   a Certificate of Amalgamation has not been issued by the Registrar of Companies on or before March 15, 2003 (or such later date as may be mutually agreed);

(c)   the Court denies the Order; or

(d)   any of the conditions contained in Sections 7.1, 7.2 or 7.4 hereof shall not be fulfilled or performed or waived by the Amalgamating Company for whose benefit the condition exists, on or before March 15, 2003 (or such later date as may be mutually agreed);

Alamos or National may terminate this Agreement by notice to the other of them. If any of the conditions contained in Section 7.2 hereof shall not be fulfilled or performed by National, Alamos may terminate this Agreement by notice to National. If any of the conditions contained in Section 7.4 hereof shall not be fulfilled or performed by Alamos, National may terminate this Agreement by notice to Alamos. If this Agreement is terminated as aforesaid, the party terminating this Agreement shall be released from all obligations under this Agreement, all rights of specific performance against such party under this Agreement shall terminate and, unless such party can show that the condition or conditions the non-performance of which has caused such party to terminate this Agreement were reasonably capable of being performed by the other party, then the other party shall also be released from all obligations hereunder; and further provided that any of such conditions may be waived in full or in part by either of the parties without prejudice to its rights of termination in the event of the non-fulfilment or non-performance of any other condition.

6.10   Notice of Unfulfilled Conditions – If either of Alamos or National shall determine at any time prior to the Effective Date that it intends to refuse to consummate the Amalgamation or any of the other transactions contemplated hereby because of any unfulfilled or unperformed condition contained in this Agreement on the part of the other of them to be fulfilled or performed, Alamos or National, as the case may be, shall provide notice to the other of them forthwith upon making such determination in order that such other of them shall have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than March 15, 2003.

6.11   Mutual Termination – This Agreement may, at any time before or after the holding of the Meetings, but no later than the last business day immediately preceding the Effective Date, be terminated by mutual agreement of the directors of Alamos and National without further action on the part of the members of Alamos or National and if the Amalgamation does not become effective on or before March 15, 2003, Alamos or National may unilaterally terminate this Agreement, which termination will be effective upon a

resolution to that effect being passed by its directors and notice thereof being given to the other of them.

6.12   Access to Corporate Information - Each of Alamos and National will provide the Valuator and the representatives of each of Alamos and National and their respective legal, accounting, geological and other professional advisors with full and free access to all of the minute books, corporate files and records, property data, books of account, business records, material contracts and agreements and assets of each of Alamos, National and their respective subsidiaries, and to permit such representatives and professional advisors and Valuators to meet with and ask such questions of the directors, senior officers, employees, agents, consultants and professional advisors of the other party for due diligence purposes as may reasonably be requested, all in a timely manner.

6.13   Confidentiality - In consideration of the mutual access to the financial, corporate and business information provided by each of Alamos and National to the other as specified herein, all information obtained by a party, or any of their respective professional advisors, is agreed to be the exclusive property of the entity divulging or providing the same and will not be publicly disclosed or used by the party receiving the same in any manner whatsoever, other than for the purpose of considering and evaluating the Amalgamation of Alamos and National, settling the formal documentation in connection therewith and for the purposes of making such disclosure to the public, the shareholders of Alamos and National and the applicable regulatory authorities as may be necessary to secure the required approvals for the Amalgamation. Each of Alamos and National acknowledges that it will be responsible for any unauthorized use or disclosure of such confidential information by its affiliates or agents. Each agrees that it will promptly, upon the earlier of a written request therefor or the termination of the Amalgamation prior to the completion thereof, return, or cause to be returned, to the other party all information received by it from the other party without retaining copies thereof. These confidentiality provisions will extend for a period of one (1) year after the date of this Amalgamation Agreement. These confidentiality provisions do not extend to information already in the public domain.

6.14   Non-Solicitation - Each of Alamos and National covenant and agree that until March 15, 2003 or such earlier date as this Agreement may be terminated by mutual consent prior to the completion of the Amalgamation, neither will, directly or indirectly, solicit, initiate, assist, facilitate, promote or encourage proposals or offers from, entertain or enter into discussions or negotiations with or provide information relating to itself or any of its subsidiaries or any of its material assets, liabilities or financial condition, or those of any of its subsidiaries, to any person, entity or group in connection with:

(a)   the disposition of any of its securities, or those of any of its subsidiaries,

(b)   any amalgamation, merger, consolidation, arrangement, restructuring or refinancing, or the sale of any of its material assets or those of any of its subsidiaries, or

(c)   any takeover bid, tender offer, reorganization, recapitalization, liquidation or winding-up, or any other business combination or similar transaction involving it or any of its subsidiaries,

unless such action, matter or transaction is satisfactory to and is approved in writing by, the other. In the event that an unsolicited bona fide offer, the terms of which are considered in good faith by

the board of directors of Alamos or National (following consultation with and advice received from independent outside legal counsel), as applicable, to be clearly superior to the terms of the Amalgamation and which must be accepted and/or recommended to shareholders in order to meet the board of director's fiduciary obligations (a "Superior Offer") is made to either Alamos or National (an "Offeree"), as the case may be, or their respective shareholders, and the Amalgamation contemplated hereunder is not completed as a result of the Superior Offer, (including without limitation, where a required shareholder approval is not obtained while a Superior Offer is outstanding) then the Offeree shall be required to pay to the other party (Alamos or National, as the case may be) a breakup fee in the amount of CDN$300,000 plus G.S.T., together with reimbursement of costs to an additional maximum of CDN$100,000 plus G.S.T., in recognition of the time and expense incurred by such party in connection with the proposed Amalgamation.

Notwithstanding the forgoing, should a Superior Offer be received by National, National shall immediately provide Alamos with a copy of the Superior Offer and all information and documentation relating to it. National shall also provide Alamos with five days prior written notice of National's Board of Directors' intention to withdraw, qualify or change any of its recommendations or determinations to its shareholders in a manner adverse to Alamos so that Alamos may, at its option and without derogating from its rights pursuant to this agreement, make a counterproposal; and if the Board of Directors of National (after consultation with its financial advisor and outside counsel) reasonably determine in good faith that such counterproposal is as favourable to the shareholders of National as the Superior Offer, then the Board of Directors of National shall forthwith cease all discussions or negotiations with respect to the Superior Offer and shall leave intact all recommendations and determinations to its shareholders, except to communicate with the person making such Superior Offer that Alamos has matched the Superior Offer or has made a proposal to National which is superior to such Superior Offer.

6.15   Further Documents – The Amalgamating Companies will execute and deliver such further deeds, documents and assurances and do such further acts as may be necessary to give full force and effect to and carry out the true and full intent and meaning of this Amalgamation Agreement.

(7)   ARTICLE 7
CONDITIONS PRECEDENT

7.1   <u>Mutual Conditions Precedent</u> – The respective obligations of the Amalgamating Companies under this Amalgamation Agreement are subject to the following conditions which may be waived by both Alamos or National in whole or in part without prejudice to the right of Alamos or National to rely on any other of such conditions:

(a)   this Agreement and the transactions contemplated hereby, with or without amendment, including the Amalgamation, having been adopted and approved by a special resolution of the members of each of the Amalgamating Companies at their respective Meetings in accordance with the provisions of the Company Act;

(b)   an Order of the Court approving the Amalgamation having been issued on terms and conditions satisfactory to the Amalgamating Companies;

(c)   there not being in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, including, without limitation, the Amalgamation;

(d)   all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(e)   there not being in force any cease trade orders by any regulatory body or any other impediments to the general free tradability of the Amalco Common Shares to be issued in connection with the Amalgamation:

(i)   in Canada by Canadian residents who are not affiliates (as such term is used in the 1933 Act) of Alamos or National (other than any restrictions imposed under provincial securities legislation relating to sales of securities from the holdings of "control persons", market preparations and consideration payments); and

(ii)   in the United States, subject only to: (A) any restrictions imposed by Rules 144 and 145 under the 1933 Act relating to resales of such Amalco Common Shares by "affiliates" of Amalco, Alamos or National; and (B) any restrictions imposed by Rule 144 under the 1933 Act relating to resales of Amalco Common Shares that are issued in respect of Alamos Common Shares offered or sold in the United States;

(f)   none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by either of Alamos or National;

(g)   this Agreement not having been terminated under Article 6 hereof;

(h)   the Amalgamation having been approved in principle by the Exchange, subject only to making the required filings with it and the Exchange having conditionally approved the listing of the Amalco Common Shares;

(i)   neither Amalgamating Company having received notice of dissent pursuant to the provisions of the Company Act with respect to the Amalgamation from persons holding, in the aggregate, greater than 2% of the issued and outstanding Alamos Common Shares or National Common Shares, as the case may be;

(j)   neither Amalgamating Company having received a Superior Offer to enter into a competing transaction which the directors of that Amalgamating Company are obligated, in accordance with their fiduciary obligations, to consider and recommend to the shareholders of that Amalgamating Company.

7.2   Conditions to Obligations of Alamos – All obligations of Alamos under this Amalgamation Agreement are further subject to the fulfilment, at or before the date of filing a Certificate of Amalgamation, of each of the following conditions:

(a)   the covenants of National to be performed on or before the Effective Date pursuant to the provisions of this Agreement shall have been performed;

(b)   the representations and warranties of National set forth in this Amalgamation Agreement shall be true and correct as at the Effective Date as if made by National on the Effective Date;

(c)   no adverse material change having occurred in the affairs, business or undertaking of National on or before the Effective Date;

(d)   on or before the Effective Date, National will not have entered into any transaction out of the ordinary course of its business or incurred any material expense without the consent of Alamos;

(e)   National delivering to Alamos prior to the Effective Date:

(i)   a certified copy of the special resolution of the members of National approving the terms of the Amalgamation and approving and adopting this Amalgamation Agreement,

(ii)   a certified copy of the resolution of the directors of National approving the terms of the Amalgamation and approving and adopting this Amalgamation Agreement,

(iii)   a certificate of an officer of National certifying, as of the date of closing, that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of National set forth in this Amalgamation Agreement are true and correct as of the date of this Amalgamation Agreement and will be true and correct as of the Effective Date as if made by National on the Effective Date, and

(iv)   evidence that the transfer agent of Amalco is authorized and prepared to exchange National Common Shares for Amalco Common Shares.

7.3   Waiver of Conditions to Obligations of Alamos – The conditions set forth in Section 7.2 of this Amalgamation Agreement are for the exclusive benefit of Alamos and Alamos may waive the conditions in whole or in part by delivering to National at or before the

time of closing a written waiver to that effect stated to be made pursuant to this section and executed by a director or officer of Alamos.

7.4 <u>Conditions to Obligations of National</u> – All obligations of National under this Amalgamation Agreement are further subject to the fulfilment, at or before the date of filing a Certificate of Amalgamation, of each of the following conditions:

    (a) the covenants of Alamos to be performed on or before the Effective Date pursuant to the provisions of this Agreement shall have been performed;

    (b) the representations and warranties of Alamos set forth in this Amalgamation Agreement shall be true and correct as at the Effective Date as if made by Alamos on the Effective Date;

    (c) no adverse material change having occurred in the affairs, business or undertaking of Alamos on or before the Effective Date;

    (d) on or before the Effective Date, Alamos will not have entered into any transaction out of the ordinary course of its business or incurred any material expense without the consent of National;

    (e) Alamos delivering to National prior to the Effective Date:

        (i) a certified copy of the special resolution of the members of Alamos approving the terms of the Amalgamation and approving and adopting this Amalgamation Agreement,

        (ii) a certified copy of the resolution of the directors of Alamos approving the terms of the Amalgamation and approving and adopting this Amalgamation Agreement,

        (iii) a certificate of an officer of Alamos certifying, as of the date of closing, that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of Alamos set forth in this Amalgamation Agreement are true and correct as of the date of this Amalgamation Agreement and will be true and correct as of the Effective Date as if made by Alamos on the Effective Date, and

        (iv) evidence that the transfer agent of Amalco is authorized and prepared to exchange Alamos Common Shares for Amalco Common Shares.

7.5 <u>Waiver of Conditions to Obligations of National</u> – The conditions set forth in Section 7.4 of this Amalgamation Agreement are for the exclusive benefit of National and National may waive the conditions in whole or in part by delivering to Alamos, at or before the time of closing, a written waiver to that effect stated to be made pursuant to this section and executed by a director or officer of National.

7.6 <u>Deemed Satisfaction of Conditions</u> – The conditions set forth in Sections 7.1, 7.2 and 7.4 of this Amalgamation Agreement shall be conclusively deemed to have been satisfied, waived or released on the filing by the Amalgamating Companies of the documents required to be filed with the Registrar of Companies under Section 250 of the Company Act in order to effect the Amalgamation.

(8)   ARTICLE   8
COVENANTS OF THE AMALGAMATING COMPANIES

8.1   Covenants of Alamos – Alamos covenants with National that:

(a)   up to and including the completion of the Amalgamation or the termination of this Amalgamation Agreement, whichever shall first occur, Alamos will not, without the prior written consent of National:

(i)   declare or pay any dividend, or make any distribution of its properties or assets to its members, or purchase or retire any Alamos Common Shares;

(ii)   enter into any transaction or incur any obligation or liability out of the ordinary course of its business consistent with past practice, except as contemplated in this Agreement and will carry on business in the ordinary course until the Effective Date;

(iii)   except pursuant to agreements or commitments existing at the date hereof allot or issue, or enter into any agreement for the allotment or issuance of, or grant any other rights to acquire, Alamos Common Shares;

(iv)   take any step which materially affects or jeopardizes the status of Alamos as a reporting issuer the shares of which are listed and posted for trading on the Exchange;

(v)   increase or decrease its paid-up capital;

(vi)   sell or pledge all or any material part of its assets to, any other entity or perform any act or enter into any transaction or negotiation which could reasonably be expected to interfere with or is inconsistent with the completion of the transactions contemplated hereby or would render inaccurate in any material way any of the representations and warranties set forth in Section 5.1 of this Agreement;

(vii)   alter or amend, in any way, its memorandum or articles as the same exist at the date of this Agreement;

(viii)   acquire, directly or indirectly, by purchase or otherwise any voting securities or securities convertible into or exchangeable for voting securities of any other party hereto other than the Convertible Note or direct or indirect rights or options to acquire any voting securities of any other party other than securities which may be issuable on the exercise or conversion of its currently held securities; or

(ix)   engage in any business, enterprise or activity materially different from that carried on by it at the date of this Agreement or enter into any transaction or incur any obligation if the same would have a material adverse effect on Alamos, or the Amalgamation, other than in the ordinary course of business;

(b)   up to and including the completion of the Amalgamation or the termination of this Amalgamation Agreement, whichever shall first occur, it will use all reasonable efforts to obtain all consents, approvals or waivers that may be necessary or desirable in connection with the transactions contemplated hereby, and execute and deliver all such further documents and assurances including, without limiting the generality of the foregoing, obtaining all necessary regulatory and other approvals and making all necessary regulatory and other filings required to be obtained or made by it in connection with the Agreement and the Amalgamation and take such steps or measures as may be reasonably appropriate to enable it to be able to satisfy its obligations hereunder and put itself in a position where the transactions contemplated hereby can be closed;

(c)   convene an extraordinary general meeting of its members for January 24, 2003 and solicit proxies to be voted at such meeting in favour of the approval of this Agreement, the Amalgamation and all other transactions contemplated hereby;

(d)   engage the Valuator as an independent valuator, subject to Exchange approval, to provide a fairness opinion to Alamos and National which will opine as to the fairness of the Amalgamation of Alamos and National and the proposed share exchange ratio from a financial point of view to the shareholders of Alamos and National;

(e)   provide National with its commercially reasonable assistance and cooperation in order to permit the preparation of the Circular and other proxy solicitation materials in accordance with applicable corporate and securities legislation and ensure that the information contained therein as it pertains to Alamos is true, correct and complete in all material respects and does not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading;

(f)   file the Circular in all jurisdictions where it is required to be filed and mail the same to its members in accordance with applicable law;

(g)   take all such action as may be required to maintain its interests in the mineral property interests owned or held by it and to comply with all applicable laws, rules, regulations and governmental orders and decrees relating to such mineral property interests;

(h)   give the representatives of National full access, during normal business hours and upon reasonable notice, to all of the assets, properties, books, records, agreements and commitments of Alamos and its subsidiaries and furnish such information concerning Alamos and its subsidiaries as National may reasonably request which information will be true and complete in all material respects and will not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which are made not misleading;

(i)   after the Effective Date, cause Amalco to perform and abide by the right to dissent granted to holders of Alamos Common Shares in accordance with

Section 207 of the Company Act and the indemnity provisions of the articles of Alamos and will ensure that Amalco has the financial ability to perform such obligations;

(j)   apply for and use its reasonable best efforts to obtain any necessary exemption orders from the securities regulatory authorities to permit the occurrence of the transactions contemplated by the Amalgamation including, without limitation, the issuance of the Amalco Common Shares to be exchanged with the holders of Alamos Common Shares; and

(k)   use all reasonable efforts to cause each of the conditions precedent set forth in Sections 7.1 and 7.4 to be complied with on or before the Effective Date.

8.2   <u>Covenants of National</u> – National covenants with Alamos that:

(a)   up to and including the completion of the Amalgamation or the termination of this Amalgamation Agreement, whichever shall first occur, National will not, without the prior written consent of Alamos:

(i)   declare or pay any dividend, or make any distribution of its properties or assets to its members, or purchase or retire any National Common Shares;

(ii)   enter into any transaction or incur any obligation or liability out of the ordinary course of its business consistent with past practice, except as contemplated in this Agreement and will carry on business in the ordinary course until the Effective Date;

(iii)   except pursuant to agreements or commitments existing at the date hereof allot or issue, or enter into any agreement for the allotment or issuance of, or grant any other rights to acquire, National Common Shares;

(iv)   take any step which materially affects or jeopardizes the status of National as a reporting issuer the shares of which are listed and posted for trading on the Exchange;

(v)   increase or decrease its paid-up capital;

(vi)   sell or pledge all or any part of its assets to, any other entity or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby or would render inaccurate in any material way any of the representations and warranties set forth in Section 5.2 of this Agreement;

(vii)   alter or amend, in any way, its memorandum or articles as the same exist at the date of this Agreement; or

(viii) engage in any business, enterprise or activity materially different from that carried on by it at the date of this Agreement or enter into any transaction or incur any obligation if the same would have a material

adverse effect on National, or the Amalgamation, other than in the ordinary course of business;

(b)   up to and including the completion of the Amalgamation or the termination of this Amalgamation Agreement, whichever shall first occur, it will use all reasonable efforts to obtain all consents, approvals or waivers that may be necessary or desirable in connection with the transactions contemplated hereby, and execute and deliver all such further documents and assurances including, without limiting the generality of the foregoing, obtaining all necessary regulatory and other approvals and making all necessary regulatory and other filings required to be obtained or made by it in connection with the Agreement and the Amalgamation and take such steps or measures as may be reasonably appropriate to enable it to be able to satisfy its obligations hereunder and put itself in a position where the transactions contemplated hereby can be closed;

(c)   convene a special general meeting of its members for January 24, 2003 and solicit proxies to be voted at such meeting in favour of the approval of this Agreement, the Continuation, the Amalgamation and all other transactions contemplated hereby;

(d)   engage the Valuator as an independent valuator, subject to Exchange approval, to provide a fairness opinion to Alamos and National which will opine as to the fairness of the Amalgamation of Alamos and National and the proposed share exchange ratio from a financial point of view to the shareholders of Alamos and National;

(e)   provide Alamos with its commercially reasonable assistance and cooperation in order to permit the preparation of the Circular and other proxy solicitation materials in accordance with applicable corporate and securities legislation and ensure that the information contained therein as it pertains to National is true, correct and complete in all material respects and does not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading;

(f)   file the Circular in all jurisdictions where it is required to be filed and mail the same to its members in accordance with applicable law;

(g)   take all such action as may be required to maintain its interests in the mineral property interests owned or held by it and to comply with all applicable laws, rules, regulations and governmental orders and decrees relating to such mineral property interests;

(h)   give the representatives of Alamos full access, during normal business hours and upon reasonable notice, to all of the assets, properties, books, records, agreements and commitments of National and its subsidiaries and furnish such information concerning National and its subsidiaries as Alamos may reasonably request which information will be true and complete in all material respects and will not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the

statements therein, in the light of the circumstances in which are made not misleading;

(i)   after the Effective Date, cause Amalco to perform and abide by the right to dissent granted to holders of National Common Shares in accordance with Section 207 of the Company Act and the indemnity provisions of the articles of National and ensure that Amalco has the financial ability to perform such obligations;

(j)   apply for and use its reasonable best efforts to obtain any necessary exemption orders from the securities regulatory authorities to permit the occurrence of the transactions contemplated by the Amalgamation including, without limitation, the issuance of the Amalco Common Shares to be exchanged with the holders of National Common Shares; and

(k)   use all reasonable efforts to cause each of the conditions precedent set forth in Sections 7.1 and 7.2 to be complied with on or before the Effective Date.

8.3   Mutual Covenant – Each Amalgamating Company covenants and agrees with the other that if the approval of the Amalgamation by the members of the Amalgamating Companies as set out in subsection 7.1(a) hereof is obtained, it will thereafter take the necessary actions to submit the Amalgamation to the Court for approval and apply for the Order in such fashion as the Court may direct and, subject to compliance with any of the other conditions provided for in Article 7 hereof and to the rights of termination contained in Article 6 hereof, file with the Registrar of Companies, as soon as practicable thereafter, pursuant to Section 250 of the Company Act, a certified copy of the Order to give effect to the Amalgamation.

(9)   ARTICLE 9
INDEMNITY

9.1   Indemnification – Each of Alamos and National (the "Indemnifying Party") undertakes with the other of them (the "Indemnified Party") to indemnify and hold harmless the Indemnified Party from and against all losses, claims, damages, liabilities, actions or demands including, without limiting the generality of the foregoing, amounts paid in any settlement approved by the Indemnifying Party of any action, suit, proceeding or claim but excluding lost profits and consequential damages, to which the Indemnified Party may become subject insofar as such losses, claims, damages, liabilities, actions or demands arise out of or are based upon any breach of a representation, warranty, covenant or obligation of the Indemnifying Party contained in this Agreement or any certificate or notice delivered by it in connection herewith, and will reimburse the Indemnified Party for any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability, action or demand.

9.2   Defence – Promptly after receipt by the Indemnified Party of notice of a possible action, suit, proceeding or claim referred to in Section 9.1 hereof, the Indemnified Party, if a claim in respect thereof is to be made against the Indemnifying Party under such section, shall provide the Indemnifying Party with written particulars thereof; provided that failure to so provide the Indemnifying Party with such particulars shall not relieve the Indemnifying Party from any liability which it might have on account of the indemnity provided for in this Article 9 except insofar as such failure shall prejudice the

Indemnifying Party. The Indemnified Party shall also provide to the Indemnifying Party copies of all relevant documentation and, unless the Indemnifying Party assumes the defence thereof, shall keep the Indemnifying Party advised of the progress thereof and will discuss with the Indemnifying Party all significant actions proposed. The Indemnifying Party shall be entitled, at its own expense, to participate in and, to the extent that it may wish, to assume the defence of any such action, suit, proceeding or claim but such defence shall be conducted by counsel of good standing approved by the Indemnified Party, such approval not to be unreasonably withheld. Upon the Indemnifying Party notifying the Indemnified Party of its election to assume the defence and retaining such counsel, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by it in connection with such defence other than for reasonable costs of investigation. If such defence is assumed by the Indemnifying Party, the Indemnifying Party shall keep the Indemnified Party advised of the progress thereof and shall discuss with the Indemnified Party all significant actions proposed. The Indemnifying Party shall not enter into any settlement without the consent of the Indemnified Party, but such consent shall not be unreasonably withheld. If such defence is not assumed by the Indemnifying Party, the Indemnifying Party shall not be liable for any settlement made without its consent, but such consent shall not be unreasonably withheld. Notwithstanding the foregoing, the Indemnified Party shall have the right, at the expense of the Indemnifying Party, to employ counsel of its own choice in respect of the defence of any such action, suit, proceeding or claim if: (a) the employment of such counsel has been authorized by the Indemnifying Party in connection with such defence; or (b) counsel retained by the Indemnifying Party or the Indemnified Party shall have advised the Indemnified Party that there may be legal defences available to it which are different from or in addition to those available to the Indemnifying Party (in which event and to that extent, the Indemnifying Party shall not have the right to assume or direct the defence on behalf of the Indemnified Party) or that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party; or (c) the Indemnifying Party shall not have assumed such defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding or claim.

9.3   Term – The obligations of Alamos and National under this Article 9 shall terminate when the Amalgamation is completed, failing which they shall survive and continue with respect to all losses, claims, damages, liabilities, actions or demands, notice of which is given to the Indemnifying Party by the Indemnified Party on or before one year from the date hereof in compliance with Section 9.2 hereof.

(10) ARTICLE 10
GENERAL

10.1   Expenses - Each party will be responsible to pay their own legal, accounting, auditing, due diligence and valuation fees and other transactional costs in respect of the Amalgamation and, if the Amalgamation does not close, all legal and accounting costs which Alamos and National have incurred in connection with proceeding with the Amalgamation will be shared equally.

10.2   Time of the Essence – Time is of the essence of this Amalgamation Agreement.

10.3　Entire Agreement – The terms and provisions of this Amalgamation Agreement constitute the entire agreement between the parties in respect of the Amalgamation and supersede all previous oral or written communications.

10.4　Governing Law – This Amalgamation Agreement will be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the parties hereto submit and attorn to the exclusive jurisdiction of the Courts of the Province of British Columbia.

10.5　Binding Effect – This Amalgamation Agreement and each of its terms and provisions will enure to the benefit of and be binding upon the parties to this Amalgamation Agreement and their respective heirs, executors, administrators, personal representatives, successors and assigns.

10.6　Unenforceability – If any one or more of the provisions contained in this Amalgamation Agreement should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby, unless in either case as a result of such determination this Amalgamation Agreement would fail in its essential purpose.

10.7　Assignment – This Amalgamation Agreement is not transferable or assignable without the written consent of both parties.

10.8　Notice – Any notice under this Amalgamation Agreement must be:

(a)　in writing;

(b)　delivered or telecopied; and

(c)　addressed to the party to which notice is to be given at the address for such party indicated herein or at another address designated by such party in writing.

Notice which is delivered or telecopied will be deemed to have been given at the time of transmission or delivery.

10.9   Waiver – Any waiver or release of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release. Waivers may only be granted upon compliance with the terms governing amendments set forth in Section 6.8 hereof.

10.10   Further Assurances – The parties to this Amalgamation Agreement will with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Amalgamation Agreement, and each party to this Amalgamation Agreement will execute and deliver such further documents or instruments required by the other party as may be reasonably necessary or desirable for the purposes of giving effect to or perfecting the transactions contemplated by this Amalgamation Agreement and obtaining any required regulatory approvals, whether before or after the closing.

10.11   Public Announcements – The parties hereto agree that all notices to third parties and all other publicity concerning the transactions contemplated by this Amalgamation Agreement will be jointly planned and coordinated and no party hereto will act unilaterally in this regard without the prior approval of the others, such approval not to be unreasonably withheld or delayed.

10.12   Counterparts – This Amalgamation Agreement may be executed in as many counterparts as may be necessary or by facsimile and each such facsimile or counterpart so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set out on the first page of this Amalgamation Agreement.

ALAMOS MINERALS LTD.
Per: "Signed"
        Name: John A. McCluskey
        Title: Director

NATIONAL GOLD CORPORATION
Per: "Signed"
        Name: James M. McDonald
        Title: President

SCHEDULE "A"
MEMORANDUM OF AMALCO

FORM 1
(SECTION 5)
COMPANY ACT
MEMORANDUM
of
ALAMOS GOLD INC.

1. The name of the Company is Alamos Gold Inc.
2. The authorized capital of the Company consists of 1,000,000,000 Common shares without par value.

SCHEDULE "B"
ARTICLES OF AMALCO

ARTICLES
of

ALAMOS GOLD INC.

TABLE OF CONTENTS

PROVINCE OF BRITISH COLUMBIA

COMPANY ACT

ARTICLES

OF

ALAMOS GOLD INC.

(1) ARTICLE 1
INTERPRETATION

1.1 In these Articles, unless there is something in the subject or context inconsistent therewith:

"Board of Directors", "Board", "the Directors" and "the directors" mean the Directors or sole Director of the Company for the time being;

"Company" means the company named at the head of these Articles;

"*Company Act*" means the *Company Act* of the Province of British Columbia as from time to time enacted and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

"member" means those persons defined as such in the *Company Act* and includes any person who owns shares in the capital of the Company and whose name is entered in the register of members or a branch register of members;

"ordinary resolution" means an ordinary resolution as defined in the *Company Act*;

"registered owner" or "registered holder" when used with respect to a share in the authorized capital of the Company means the person registered in the register of members in respect of such share;

"seal" means the common seal of the Company, if the Company has one;

"solicitor of the Company" means any partner, associate or articled student of the law firm retained by the Company in respect of the matter in connection with which the term is used;

"special resolution" means a special resolution as defined in the *Company Act*; and
"writing", "in writing" and like expressions include all modes of representing, or reproducing, and recording words in visible form, including: printing; lithographing; typewriting; and photostatic, electrostatic and mechanical copying.

1.2   Words importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing persons shall include corporations.

1.3   Any words or phrases defined in the *Company Act* shall, if not inconsistent with the subject or context, bear the same meaning when used in these Articles.

1.4   The Rules of Construction contained in the Interpretation Act of the Province of British Columbia shall apply, mutatis mutandis, to the interpretation of these Articles.

1.5   Reference in these Articles to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

(2)   ARTICLE 2
SHARES AND SHARE CERTIFICATES

2.1   Every member is entitled, without charge, to one certificate representing the share or shares of each class or series held by him; provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Company shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the mail or stolen.

2.2   Every share certificate issued by the Company shall be in such form as the Directors approve and shall comply with the *Company Act*.

2.3   If a share certificate:

      (i)   is worn or defaced, the Directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

      (ii)   is lost, stolen or destroyed, then, upon proof thereof to the satisfaction of the Directors and upon such indemnity, if any, as the Directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person entitled to such lost, stolen or destroyed certificate; or

      (iii)   represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

There shall be paid to the Company such sum, not exceeding ten dollars, as the Directors may from time to time fix, for each certificate to be issued under this Article.

2.4   Every share certificate shall be signed manually by at least one Officer or Director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a certificate so signed is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of the share certificate.

2.5   Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as by law, statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

2.6   The certificate representing shares registered in the name of two or more persons shall be delivered to the person first named on the register of members.

(3)   ARTICLE 3
ISSUE OF SHARES

3.1   Subject to the requirements of the *Company Act* with respect to pro-rata offerings (if applicable) and otherwise and to any direction to the contrary, save for a direction which, at the discretion of the Directors, may not be proceeded with, contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the Directors who may, subject to the rights of the holders of the shares of the Company for the time being outstanding, issue, allot, sell or otherwise dispose of, and/or grant options on or otherwise deal in, shares authorized but not outstanding, and outstanding shares held by the Company, at such times, to such persons (including Directors), in such manner, upon such terms and conditions and at such price or for such consideration, as the Directors, in their absolute discretion, may determine.

3.2   Subject to the provisions of the *Company Act*, the Company, or the Directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, provided that, if the Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 25 per centum of the amount of the subscription price of such shares, and if the Company is a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 95 per centum of the amount of the subscription price of such shares.

3.3   No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company. The value of property or services for the purposes of this Article shall be the

value determined by the Directors by resolution to be, in all circumstances of the transaction, the fair market value thereof, and the full consideration received for a share issued by way of dividend shall be the amount declared by the Directors to be the amount of the dividend.

(4)   ARTICLE 4
SHARE REGISTERS

4.1   The Company shall keep or cause to be kept a register of members, a register of transfers and a register of allotments within British Columbia, all as required by the *Company Act*, and may combine one or more of such registers. If the Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares. The Directors on behalf of the Company may appoint a trust company to keep the register of members, register of transfers and register of allotments or, if there is more than one class of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the register of members, the register of transfers and the register of allotments for each class of shares. The Directors on behalf of the Company may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

4.2   Subject to the provisions of the *Company Act*, the Company may keep or cause to be kept one or more branch registers of members at such place or places as the Directors may from time to time determine.

4.3   The Company shall not at any time close its register of members.

(5)   ARTICLE 5
TRANSFER OF SHARES

5.1   Subject to the restrictions, if any, set forth in the Memorandum and these Articles, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member and delivered to the Company or its transfer agent. The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's share certificates or in such other form as the Directors may from time to time approve. If the Directors so determine, each instrument of transfer shall be in respect of only one class of share. Except to the extent that the *Company Act* may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members or a branch register of members in respect thereof.

5.2   The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its Directors, Officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the

instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its Directors, Officers and agents to register, in the name of the person on whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares if specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3   Neither the Company nor any Director, Officer or agent thereof shall be bound to enquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.4   Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the Directors or the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer, where the transfer is registered, shall be retained by the Company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5   There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time determine.

5.6   Notwithstanding any other provision of these Articles, if the Company is, or becomes:

(i)   a company which is not a reporting company; or

(ii)   a reporting company that has not, with respect to any of its securities, filed a prospectus with the Executive Director for British Columbia or any similar securities regulatory body within or outside British Columbia and obtained therefor a receipt or its equivalent;

then no shares shall be transferred and entered on the register of members without the previous consent of the Directors expressed by a resolution of the Board and the Directors shall not be required to give any reason for refusing to consent to any such proposed transfer. The consent of the Board required by this Article may be in respect of a specific proposed trade or trades or trading generally, whether or not over a specified period of time, or by specific persons or with such other restrictions or requirements as the Directors may determine.

(6)   ARTICLE 6
        TRANSMISSION OF SHARES

6.1   In the case of the death of a member, the survivor or survivors, where the deceased was a joint registered holder, and the legal personal representative of the deceased, where he

was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative the Directors may require him to deliver to the Company the original or a court-certified copy of a grant of probate or letters of administration in British Columbia or such other evidence and documents as the Directors consider appropriate to establish the right of the personal representative to such title to the interest in the shares of the deceased member.

6.2   Upon the death or bankruptcy of a member, his personal representative or trustee in bankruptcy, although not a member, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt member if the documents required by the *Company Act* shall have been deposited with the Company. This Article does not apply on the death of a member with respect to shares registered in his name and the name of another person in joint tenancy.

6.3   Any person becoming entitled to a share in consequence of the death or bankruptcy of a member shall, upon such documents and evidence being produced to the Company as the *Company Act* requires, or who becomes entitled to a share as a result of an order of a Court of competent jurisdiction or a statute, has the right either to be registered as a member in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the shares as the deceased or bankrupt person could have made; but the Directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

(7)   ARTICLE 7
ALTERATION OF CAPITAL

7.1   The Company may by ordinary resolution filed with the Registrar amend its Memorandum to increase the authorized capital of the Company by:

        (i)   creating shares with par value or shares without par value, or both;

        (ii)   increasing the number of shares with par value or shares without par value, or both; or

        (iii)   increasing the par value of a class of shares with par value, if no shares of that class are issued.

7.2   The Company may by special resolution alter its Memorandum to subdivide, consolidate, change from shares with par value to shares without par value, or from shares without par value to shares with par value, or change the designation of, all or any of its shares but only to such extent, in such manner and with such consents of members holding shares of a class or series which is the subject of or affected by such alteration, as the *Company Act* provides.

7.3   The Company may alter its Memorandum or these Articles:

        (i)   by special resolution, to create, define and attach special rights or restrictions to any shares; and

(ii)   by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles, to vary or abrogate any special rights and restrictions attached to any shares;

and in each case by filing a certified copy of such resolution with the Registrar, but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class or series whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class or series meeting of the holders of the shares of each such class or series by a majority of three-fourths of the issued shares of such class or series or such greater majority as may be specified by the special rights attached to the class or series of shares.

7.4   If the Company is or becomes a reporting company, and if so required by the *Company Act*, no resolution to create, vary or abrogate any special right of conversion attaching to any class of shares shall be submitted to a general meeting or a class meeting of members unless the Executive Director shall have first consented to the resolution.

7.5   Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class or series meeting of members holding a particular class or series of shares, provided that the quorum at a class or series meeting shall be one or more persons holding or representing by proxy not less than one-third of the shares affected.

(8)   ARTICLE 8
PURCHASE AND REDEMPTION OF SHARES

8.1   Subject to the special rights and restrictions attached to any class of shares the Company may, by a resolution of the Directors and in compliance with the *Company Act*, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class of its shares in accordance with the special rights and restrictions attaching thereto. No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption would render the Company insolvent.

8.2   Unless the shares of the Company are to be purchased through a stock exchange, or from a bona fide employee or bona fide former employee of the Company or of an affiliate of the Company, or his personal representative, in respect of shares beneficially owned by such employee or former employee, or the Company is purchasing the shares from dissenting members pursuant to the requirements of the *Company Act*, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or series to be purchased.

8.3   If the Company proposes at its option to redeem some but not all of the shares of any class or series, the Directors may, subject to the special rights and restrictions attached to such shares, decide the manner in which the shares to be redeemed shall be selected and such redemption may or may not be made pro rata among every member holding any such shares as the Directors may determine.

8.4   Subject to the provisions of the *Company Act*, any shares purchased or redeemed by the Company may be sold or, if cancelled, reissued by it, but, while such shares which have

not been cancelled are held by the Company, it shall not exercise any vote in respect of these shares and no dividend or other distribution shall be paid or made thereon.

(9)   ARTICLE 9
BORROWING POWERS

9.1   Subject to the provisions of the *Company Act*, the Directors may from time to time authorize the Company to:

> (i)   borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;

> (ii)   issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;

> (iii)   mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking or on the whole or any part of the property and assets of the Company, both present and future; and

> (iv)   give financial assistance to any person, directly or indirectly, by way of loan, guarantee, the provision of security, or otherwise.

9.2   The Directors may make any bonds, debentures or other debt obligations issued by the Company by their terms assignable free from any equities between the Company and the person to whom they may be issued or any other person who lawfully acquires them by assignment, purchase or otherwise.

9.3   The Directors may authorize the issue of any bonds, debentures or other debt obligations of the Company at a discount, premium or otherwise and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending at general meetings of the Company and otherwise as the Directors may determine at or before the time of issue.

9.4   The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the *Company Act* a register of its debentures and a register of debenture-holders, which registers may be combined, and, subject to the provisions of the *Company Act*, may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

9.5   Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one Director or Officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligations appointed by the Company or under any instrument under which the bond, debenture or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically

reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

9.6   If the Company is or becomes a reporting company, the Company shall keep or cause to be kept a register of its indebtedness to every Director or Officer of the Company or an associate of any of them in accordance with the provisions of the *Company Act*.

(10)   ARTICLE 10
GENERAL MEETING

10.1   Subject to any extensions of time permitted pursuant to the *Company Act*, the first annual general meeting of the Company shall be held within 15 months from the date of incorporation, the date of amalgamation or the effective date of a certificate of continuation, and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than 13 months after the holding of the last preceding annual general meeting) and place as may be determined by the Directors.

10.2   If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required or desired to be transacted at the meeting, such annual general meeting shall be deemed for the purpose of this Part to have been held on the date specified in the consent, and it is not necessary for the Company to hold that annual general meeting.

10.3   All general meetings other than annual general meetings are herein referred to as and may be called extraordinary general meetings.

10.4   The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the *Company Act*, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the *Company Act*.

10.5   If the Company is or becomes a reporting company, advance notice of any general meeting at which Directors are to be elected shall be published in the manner required by the *Company Act*.

10.6   A notice convening a general meeting specifying the place, the day, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the *Company Act* and in the manner hereinafter in these Articles mentioned, or in such other manner as may be prescribed by the Directors to such persons as are entitled by law or under these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any member shall not invalidate the proceedings at that meeting.

10.7   All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

10.8 Except as otherwise provided by the *Company Act*, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during the usual business hours up to the date of such general meeting.

10.9 Where, in accordance with the *Company Act*, the Company has published in prescribed manner an advance notice of a general meeting at which Directors are to be elected, the Company may, notwithstanding such notice, postpone the general meeting to a date other than that specified in such notice. In the event of such a postponement, the Company shall publish, in the same manner prescribed for the original notice, a notice of the postponement of the meeting which notice shall include, if the date to which the meeting is postponed is known, the same information as is required by the *Company Act* to be included in the original notice. If the date to which the meeting is postponed is not known, the notice of postponement need state only that the meeting is postponed until further notice, provided however that once such date is known, the Company shall publish a new advance notice which shall comply with the *Company Act*. The date to which any such meeting is postponed shall be deemed to be the date of the meeting for the purpose of complying with any time limitations in respect of general meetings prescribed by the *Company Act*.

(11)   ARTICLE 11
PROCEEDINGS AT GENERAL MEETINGS

11.1 All business shall be deemed special business which is transacted at:

(i) an extraordinary general meeting other than the conduct of and voting at, such meeting; and

(ii) an annual general meeting, with the exception of the conduct of, and voting at, such meeting, the consideration of the financial statement and of the respective reports of the Directors and auditor, fixing or changing the number of Directors, approval of a motion to elect two or more Directors by a single resolution, the election of Directors, the appointment of the auditor, the fixing of the remuneration of the auditor and such other business as by these Articles or the Company Act ought to be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

11.2 No business, other than election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members in person or by proxy, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

11.3 Save as herein otherwise provided, a quorum for the transaction of business at a general meeting shall be two persons present and being, or representing by proxy, members holding not less than one-twentieth of the issued shares entitled to be voted at the

meeting. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxyholder entitled to vote thereat.

11.4 If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting shall be a quorum.

11.5 The Chairman of the Board, if any, or in his absence the President of the Company or in his absence a Vice-President of the Company, if any, shall be entitled to preside as chairman at every general meeting of the Company. Notwithstanding the foregoing, with the consent of the meeting, which consent may be expressed by the failure to object of any person present and entitled to vote, the solicitor of the Company may act as chairman of the meeting.

11.6 If at any general meeting neither the Chairman of the Board nor President nor a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the Directors present, shall choose someone of their number, or the solicitor of the Company, to be chairman. If all the Directors present, and the solicitor of the Company, decline to take the chair or fail to so choose or if no Director be present, the persons present and entitled to vote shall choose one of their number to be chairman.

11.7 The chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, notice, but not the advance notice otherwise required with respect to the election of Directors of a reporting Company, of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

11.8 No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion.

11.9 Subject to the provisions of the *Company Act* at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the

Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

11.10 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to the vote or votes to which he may be entitled as a member or proxyholder.

11.11 No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken at the meeting without adjournment. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn.

11.12 In the case of any dispute as to the admission or rejection of a vote, whether by show of hands or on a poll, the chairman shall determine the same, and his determination made in good faith is final and conclusive.

11.13 Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the *Company Act* may provide.

11.14 On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

11.15 Unless the *Company Act*, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

11.16 A resolution submitted to all members entitled to vote and consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages or other means, by all of the members entitled to vote, in the case of a special resolution, or so consented to by members holding shares carrying 75% of the votes entitled to be cast in the case of an ordinary resolution shall be as valid and effectual as if it had been passed at a meeting of the members duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the members and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

## (12)	ARTICLE 12
VOTES OF MEMBERS

12.1 Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person or by proxy and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxy.

12.2   Any person who is not registered as a member but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a member; but, unless the Directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the Directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

12.3   Any corporation not being a subsidiary which is a member of the Company may by resolution of its Directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting or class meeting.   The person so authorized shall be entitled to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting.   Evidence of the resolution appointing any such representative may be sent to the Company by written instrument, telegram, telex or any method of transmitting legibly recorded messages.   Notwithstanding the foregoing, a corporation being a member may appoint a proxyholder.

12.4   Where there are joint members registered in respect of any share, any one of the joint members may vote at any meeting in person, by proxy or by authorized representative in respect of the share as if he were solely entitled to it.   If more than one of the joint members is present at any meeting in person, by proxy or by authorized representative, the joint member so present whose name stands first on the register of members in respect of the share shall alone be entitled to vote in respect of that share.   For the purpose of this Article several executors or administrators of a deceased member in whose sole name any share stands shall be deemed joint members.

12.5   A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee or other person in the nature of a committee appointed by that court, and any such committee, or other person may appoint a proxyholder.   The chairman may require such proof of such appointment as he sees fit.

12.6   A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more (but, in the case of a non-reporting Company, not more than five) proxyholders to attend, act and vote for him on the same occasion.   If such a member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote.   A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

12.7   Any person, having attained the age of majority, may act as proxyholder whether or not he is entitled on his own behalf to be present and to vote at the meeting at which he acts as proxyholder. The proxy may authorize the person so appointed to act as proxyholder for the appointor for the period, at any meeting or meetings, and to the extent permitted by the *Company Act*.

12.8   A proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney of that corporation.

12.9   Unless the Directors fix some other time by which proxies must be deposited, a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than 48 hours (excluding Saturdays and holidays) before the time for holding the meeting in respect of which the person named in the instrument is appointed.

12.10   In addition to any other method of depositing proxies provided for in these Articles, the Directors may by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time for depositing the proxies. If the Company is or becomes a reporting company, the time so fixed shall not exceed 48 hours (excluding Saturdays and holidays) preceding the meeting or adjourned meeting specified in the notice calling a meeting of members and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing or by letter, telegram, telex or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Company or of any agent of the Company appointed for the purpose of receiving such particulars and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part and votes given in accordance with such regulations shall be valid and shall be counted.

12.11   Unless the *Company Act* or any other statute or law requires any other form of proxy, a proxy, whether for a specified meeting or otherwise, shall be either in the form following or in any other form that the Directors or the chairman of the meeting shall approve:

(Name of Company)
The undersigned, being a member of the above named Company, appoints
_____ of _____, or failing him,
_____ of _____ for the undersigned to
attend, act and vote for and on behalf of the undersigned at the general meeting of the
Company to be held on the _____ day of _____ and at any adjournment
thereof.
Signed this _____, 20____.

_____
(Signature of Member).

12.12   A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the member giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote was taken.

12.13   Every proxy may be revoked by an instrument in writing:

(i)   executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

(ii)   delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken;

or in any other manner provided by law.

12.14   The chairman of the meeting may determine whether or not a proxy, deposited for use at such meeting, which may not strictly comply with the requirements of this Part as to form, execution, accompanying documentation, time of filing, or otherwise, shall be valid for use at such meeting and any such determination made in good faith shall be final, conclusive and binding upon such meeting.

(13)   ARTICLE 13
DIRECTORS

13.1   The first Directors are as set out in the Amalgamation Agreement. The Directors to succeed the first Directors shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so appointed or elected. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles the number of Directors shall never be less than one or, if the Company is or becomes a reporting company, less than three.

13.2   The remuneration of the Directors may from time to time be determined by the Directors unless by ordinary resolution the members determine that such remuneration shall be determined by the members. Such remuneration may be in addition to any salary or other remuneration paid to any Director in his capacity as Officer or employee of the Company. The Directors shall be reimbursed for reasonable travelling, hotel and other expenses they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other

remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any office or position with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

13.3   A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the *Company Act* to become or act as a Director. Any Director who is not a member shall be deemed to have agreed to be bound by the provisions of the articles to the same extent as if he were a member of the Company.

(14)   ARTICLE 14
ELECTION AND REMOVAL OF DIRECTORS

14.1   At each annual general meeting of the Company, all the Directors shall retire and the members entitled to vote thereat shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles.

14.2   A retiring Director shall be eligible for re-election.

14.3   Where the Company fails to hold an annual general meeting in accordance with the *Company Act*, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

14.4   If at any general meeting at which there should be an election of Directors the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly-elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of Directors actually elected or continued in office.

14.5   The remaining Directors or Director shall have the power from time to time to appoint any person as a Director to fill any casual vacancy occurring in the Board of Directors.

14.6   Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but the number of additional Directors shall not be more than one-third of the number of Directors elected or appointed at the last annual general meeting. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and, so long as he is an additional Director, the number of Directors shall be increased accordingly.

14.7   Any Director may by instrument in writing delivered to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not

present unless the Directors shall have reasonably disapproved the appointment of such person as an alternate Director and shall have given notice to that effect to the Director appointing the alternate Director within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present, and, if he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the Company revoke the appointment of an alternate appointed by him.   The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him.

14.8   A Director ceases to hold office when he:

> (i)   dies;
>
> (ii)   resigns his office by notice in writing delivered to the registered office of the Company;
>
> (iii)   is convicted of an indictable offence and the other Directors shall have resolved to remove him;
>
> (iv)   ceases to be qualified to act as a Director pursuant to the Company Act; or
>
> (v)   is removed in accordance with Article 14.10.

14.9   Every resignation of a Director becomes effective at the time a written resignation is delivered to the registered office of the Company or at the time specified in the resignation, whichever is later.

14.10   The Company may by special resolution remove any Director before the expiration of his period of office and may by an ordinary resolution appoint another person in his stead.

**(15)   ARTICLE 15
POWERS AND DUTIES OF DIRECTORS**

15.1   The Directors shall manage or supervise the management of the affairs and business of the Company and shall have the authority to exercise all such powers of the Company as are not, by the *Company Act* or by the Memorandum or these Articles, required to be exercised by the Company in general meeting.

15.2   The Directors may from time to time by power of attorney or other instrument under seal appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of Officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, Directors, nominees or managers

of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

(16) ARTICLE 16
DISCLOSURE OF INTEREST OF DIRECTORS

16.1   A Director who is in any way, directly or indirectly, interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the *Company Act*.

16.2   A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the *Company Act*, the prohibitions contained in this Part shall not apply to:

(i)   any contract or transaction relating to a loan to the Company, the repayment of all or part of which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing;

(ii)   any contract or transaction made, or to be made, with or for the benefit of an affiliated corporation of which a Director is a Director or Officer;

(iii)   any contract by a Director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a Director is, *directly* or indirectly, interested if all the other Directors are also, directly or indirectly, interested in the contract, arrangement or transaction;

(iv)   determining the remuneration of the Directors;

(v)   purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors; or

(vi)   the indemnification of any Director by the Company.

These exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the *Company Act*, either generally or in respect of any particular contract or transaction or for any particular period.

16.3   A Director may hold any office or position with the Company, other than the office of auditor of the Company, in conjunction with his office of Director for such period and on such terms, as to remuneration or otherwise, as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the

Company either with regard to his tenure of any such other office or position or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the *Company Act*, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

16.4   Subject to compliance with the provisions of the *Company Act*, a Director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

16.5   A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a member or otherwise, and, subject to compliance with the provisions of the *Company Act*, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm.

(17)   ARTICLE 17
PROCEEDINGS OF DIRECTORS

17.1   The Chairman of the Board, if any, or in his absence the President, shall preside as chairman at every meeting of the Directors, or if there is no Chairman of the Board or neither the Chairman of Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting. With the consent of the meeting, the solicitor of the Company may act as Chairman of a meeting of the Directors.

17.2   The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

17.3   A Director may participate in a meeting of the Board or of any committee of the Directors by means of conference telephones or other communications facilities by means of which all Directors participating in the meeting can hear each other and provided that all such Directors agree to such participation. A Director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

17.4   A Director may, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board at any time. Reasonable notice shall be given for any meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the Directors and alternate Directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telex, or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of Directors to any Director or alternate Director if such meeting is to be held immediately following a

general meeting at which such Director shall have been elected or is the meeting of Directors at which such Director is appointed. Accidental omission to give notice of a meeting of Directors to, or by the non-receipt of notice by, any Director shall not invalidate the proceedings at that meeting.

17.5　　Any Director of the Company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the Directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After the filing of such waiver with respect to future meetings, and until such waiver is withdrawn, no notice of any meeting of the Directors need be given to such Director or, unless the Director otherwise requires in writing to the Secretary, to his alternate Director, and all meetings of the Directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such Director or alternate Director.

17.6　　The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be a majority of the Directors or, if the number of Directors is fixed at one, shall be one Director.

17.7　　The Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

17.8　　Subject to the provisions of the *Company Act*, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

17.9　　A resolution consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages or other means, by all of the Directors or their alternates shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

17.10　No resolution proposed at a meeting of Directors need be seconded, and the chairman of any meeting is entitled to move or propose a resolution.

(18)　ARTICLE 18
EXECUTIVE AND OTHER COMMITTEES

18.1　　The Directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which Committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change

the membership of, or fill vacancies in, said Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The said Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee, except as to acts done before such revocation or overriding, and to terminate the appointment or change the membership of such Committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the members of said Committee shall constitute a quorum thereof.

18.2   The Directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove Officers appointed by the Board) subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

18.3   The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such Committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

(19)   ARTICLE 19
OFFICERS

19.1   The Directors shall, from time to time, appoint a President and a Secretary and such other Officers, if any, as the Directors shall determine and the Directors may, at any time, terminate any such appointment. No Officer shall be appointed unless he is qualified in accordance with the provisions of the *Company Act*.

19.2   One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the Company has only one member. Any person appointed as the Chairman of the Board, the President or the

Managing Director shall be a Director. The other Officers need not be Directors. The remuneration of the Officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors; such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an Officer may in addition to such remuneration be entitled to receive after he ceases to hold such office or leaves the employment of the Company a pension or gratuity. The Directors may decide what functions and duties each Officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. The Secretary shall, inter alia, perform the functions of the Secretary specified in the *Company Act*.

19.3   Every Officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an Officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict.

(20)   ARTICLE 20
INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

20.1   Subject to the provisions of the *Company Act*, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Directors may cause the Company to indemnify a Director or former Director of a corporation of which the Company is or was a member and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a Director of such corporation, including any action brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

20.2   Subject to the provisions of the *Company Act*, the Directors may cause the Company to indemnify any Officer, employee or agent of the Company or of a corporation of which the Company is or was a member (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an Officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the *Company Act* or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

20.3   The failure of a Director or Officer of the Company to comply with the provisions of the *Company Act* or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

20.4   The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, Officer, employee or agent of the Company or as a Director, Officer, employee or agent of any corporation of which the Company is or was a member and his heirs or personal representatives against any liability incurred by him as such Director, Officer, employee or agent.

(21)   ARTICLE 21
DIVIDENDS AND RESERVE

21.1   The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may pay any such dividend wholly or in part by the distribution of specific assets, and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation, or in any one or more such ways as may be authorized by the Company or the Directors, and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of the value so fixed to adjust the rights of all parties, and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

21.2   Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

21.3   Subject to the rights of members (if any) holding shares with specific rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

21.4   The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds which they think prudent not to divide.

21.5   If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonus or other moneys payable in respect of the share.

21.6   No dividend shall bear interest against the Company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

21.7   Any dividend, bonus or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

21.8   Notwithstanding anything contained in these Articles, the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

21.9   Notwithstanding any other provisions of these articles should any dividend result in any members being entitled to a fractional part of a share of the Company, the Directors shall have the right to pay such members in place of that fractional share, the cash equivalent thereof calculated on the par value thereof or, in the case of shares without par value, calculated on the price or consideration for which such shares were or were deemed to be issued, and shall have the further right and complete discretion to carry out such distribution and to adjust the rights of the members with respect thereon on as practical and equitable a basis as possible including the right to arrange through a fiscal agent or otherwise for the sale, consolidation or other disposition of those fractional shares on behalf of those members of the Company.

(22)   ARTICLE 22
DOCUMENTS, RECORDS AND REPORTS

22.1   The Company shall keep at its records office or at such other place as the *Company Act* may permit, the documents, copies, registers, minutes, and records which the Company is required by the *Company Act* to keep at its records office or such other place, as the case may be.

22.2   The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company to record properly the financial affairs and condition of the Company and to comply with the *Company Act*.

22.3   Unless the Directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the accounting records of the Company.

22.4   The Directors shall from time to time at the expense of the Company cause to be prepared and laid before the Company in general meeting such financial statements and reports as are required by the *Company Act*.

22.5 Every member shall be entitled, on demand, to be furnished with a copy of the latest financial statement of the Company including the auditor's report on it, if any, and, if so required by the *Company Act*, a copy of each annual financial statement and interim financial statement shall be mailed to each member.

(23) ARTICLE 23
NOTICES

23.1 A notice, statement, report or other document may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to his address as recorded in the register of members. Where a notice, statement, report or other document is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day, Saturdays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other Officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement, report or other document was so addressed, prepaid and mailed shall be conclusive evidence thereof.

23.2 A notice, statement, report or other document may be given or delivered by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

23.3 A notice, statement, report or other document may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it by mail, prepaid, addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address (if any) supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

23.4 Notice of every general meeting or meeting of members holding shares of a particular class or series shall be given in a manner hereinbefore authorized to every member holding at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

(24) ARTICLE 24
RECORD DATES

24.1 The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the *Company Act*, preceding the date of any meeting of members, including class and series meetings, or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members, as the record date for the determination of the members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of

any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

24.2 Where no record date is so fixed for the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

(25) ARTICLE 25
SEAL

25.1 The Directors may provide a seal for the Company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely:

    (i) any two Directors; or

    (ii) any one of the Chairman of the Board, the President, the Managing Director, a Director or a Vice-President together with any one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer and an Assistant Secretary-Treasurer; or

    (iii) if the Company shall have only one member, the President or the Secretary; or

    (iv) such person or persons as the Directors may from time to time by resolution appoint;

and the said Directors, Officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution the seal may be affixed in the presence of any one of the foregoing persons.

25.2   To enable the seal of the Company to be affixed to any bonds, debentures, share certificates, or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the Directors or Officers of the Company are, in accordance with the *Company Act* and/or these Articles, printed or otherwise mechanically reproduced there may be delivered to the firm or company employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or company to cause the Company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Company's seal has been so affixed shall for all purposes be deemed to be under and to bear the Company's seal lawfully affixed thereto.

25.3   The Company may have an official seal for use in any other province, state, territory or country, and all of the powers conferred by the *Company Act* with respect thereto may be exercised by the Directors or by a duly authorized agent of the Company.

(26)   ARTICLE 26
MECHANICAL REPRODUCTION OF SIGNATURES

26.1   The signature of any Officer, Director, registrar, branch registrar, transfer agent or branch agent of the Company, unless otherwise required by the *Company Act* or by these Articles, may, if authorized by the Directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the Company or any Officer thereof; and any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date of the delivery or issue of such instrument.

26.2   The term "instrument" as used in Article 26.1, shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligation, shares and share warrants of the Company, bonds, debentures and other debt obligations of the Company, and all paper writings.

FINISTERRE HOLDINGS INC.

Mineral Industry Advisors

Robert T. McKnight P.Eng. MBA

November 1, 2002

The Boards of Directors:
Alamos Minerals Ltd., and
National Gold Corporation

Dear Sirs:

INTRODUCTION

We understand that National Gold Corporation ("National") and Alamos Minerals Ltd. ("Alamos") (or collectively "the Companies") announced on October 21st, 2002, that they had commenced merger discussions and would proceed to merger subject to finalizing the terms, and receiving a fairness opinion as well as the approvals of shareholders and regulators. On October 28th, 2002 the Companies announced they had finalized the terms and agreed to merge by forming a new company called Alamos Gold Corporation ("Alamos Gold"), ("the Arrangement"). The basis for this transaction would be the issuance of one common share of Alamos Gold for 2.00 common shares of Alamos, and one common share of Alamos Gold for 2.352 shares of National. That is, the ratio of National to Alamos share values would be 1 to 1.176 or approximately 0.850 of an Alamos share per each National share. Finisterre Holdings Inc. ("Finisterre") was engaged on October 23, 2002 by the Boards of Directors of Alamos and National to provide a Fairness Opinion ("the Opinion") in relation to the Arrangement.

National and Alamos have been linked by their respective interests in the Salamandra Gold Project, a promising gold property located in eastern Sonora State, Mexico, ("Salamandra") for nearly two years since Alamos' entrance into the project was announced in December 2001. Since then, the Companies have made one previous attempt to merge and Alamos has loaned National $675,000 to help National meet its share of project costs.

Credentials

Robert T. McKnight, P.Eng. MBA and Bruce K. McKnight, P.Eng., MBA, FCIM, have performed the work of the Fairness Opinion of Finisterre Holdings Inc. under the management of Robert McKnight, President of Finisterre. Each of these individuals has high levels of expertise and recognition within the industry.

Robert McKnight has a B.A.Sc. in Geological Engineering from UBC, an MBA from Simon Fraser University (SFU) and is a member of the Association of Professional Engineers and Geoscientists of BC (P.Eng.) as well as other trade associations. Robert McKnight has 30 years of international experience in project and corporate finance, financial analyses, mineral economics and valuations. He is a former Director of Endeavour Financial Corporation, a former Vice President of Pincock Allen & Holt Ltd, ("PAH") a former Manager of Financial Evaluations of Wright Engineers Ltd., and an independent consultant, where he has provided economic and engineering consulting services to banks, mining companies and government.

Bruce McKnight, who has a B.A.Sc. in Geological Engineering from UBC, an M.Sc. in Engineering Geoscience from the University of California, Berkeley, and an MBA from SFU, is a consultant employed by Finisterre for this assignment. He is a Member of the Association of Professional Engineers and Geoscientists of British Columbia (P.Eng.) and a Fellow of the Canadian Institute of Mining and Metallurgy (FCIM). Bruce McKnight is the former Executive Director of the B.C. and Yukon Chamber of Mines and a former Corporate Vice President of Westmin Resources Limited. He has over 30 years of senior-level, international and domestic, mining industry experience and has been an active participant in the exploration, valuation, financing and development of several mines in British Columbia and elsewhere, plus has acted as a consultant to mining and brokerage firms and as an "expert witness" to a law firm.

Independence

Finisterre Holdings Inc., Robert McKnight and Bruce McKnight confirm that they are free from current and/or potential conflicts of interest in preparing this Fairness Opinion. They have no direct or indirect, past or current, interests in the Companies or their securities, nor do they expect to acquire or receive such securities or benefits in future.

Scope of the Review

In performing its review of the Arrangement, Finisterre was given access to key personnel including certain Directors and Officers of Alamos and National. Finisterre also reviewed and considered a number of reports and information for both companies in its analysis including:

1. Regulatory disclosures: such as Annual Reports, Annual Information Forms, quarterly unaudited financial statements, press releases and filings;

2. Shareholder lists of both companies;

3. Share trading price and volume information for both companies;

4. The Letter Agreement dated October 23, 2002 detailing the Arrangement;

5. A Behre Dolbear & Company Ltd. NI 43-101 qualifying report on Salamandra dated January 26, 2001;

6. A Scoping Study by Pincock Allen & Holt, on the Estrella zone of Salamandra dated September 10, 2002;

7. Acquisition documentation dated March 23, 2002 and August 2001 regarding the terms of acquisition of Salamandra by National from the vendors;

8. The Amended and Restated Option and Joint Venture Agreement between National and Alamos dated October 17th 2001.

9. Verbal information provided by the Companies;

10. Such other public information as Finisterre deemed relevant and material to its opinion.

Key Assumptions and Limitations

In arriving at its Opinion, Finisterre has relied on the material completeness and accuracy of the information, data and advice provided by Alamos and National and its Opinion is conditional upon the foregoing. Finisterre conducted such investigations, research and analyses as it deemed necessary and appropriate to the circumstances. Finisterre was granted full access to management and Directors of Alamos and National and, to its knowledge, was not denied any information material to its Opinion.

Finisterre's Opinion is rendered within the context of general business and market conditions prevailing at the time of its Opinion and on the overall financial and business prospects for Alamos and National.

Finisterre's Opinion must be considered as whole. Extracting or considering only portions of the full Opinion may lead to incorrect or misleading conclusions, for which Finisterre takes no responsibility. This Opinion should not be construed as a recommendation for shareholders of Alamos or National to vote in favour of the Arrangement.

Description of Companies and Properties

National and Alamos are Vancouver-based junior mineral exploration companies engaged in the acquisition, exploration and development of gold prospects. Through an agreement made on December 21 2000, amended August 21, 2001 and put into effect September 10, 2001, National, through its wholly-owned Mexican subsidiary, agreed to purchase the Salamandra Gold Project from Mineral San Augusto, S.A. de C.V. ("MSA"), a joint venture between the Mexican subsidiaries of Placer Dome Incorporated (PDI) and Kennecott Minerals Holding Company for C$10.25 million paid over 4 to 10 years, dependent on the gold price. In April 2002, National signed an agreement with Alamos whereby Alamos may earn a 50 percent interest in the Salamandra Gold Project by incurring the next C$2.375 million in acquisition, exploration and feasibility expenditures, then sharing the balance equally with National, plus making payments of C$2.0 million to National within the 48 month period following Alamos's registration to conduct business in Mexico.

National, which has offices at Suite 600, 890 Pender Street, Vancouver, BC is led by Albert Matter, President and CEO. In addition to its interest in the Salamandra Project, it has six precious metal projects in SE British Columbia. As of November 4, 2002, National had a reported 30.4 million shares issued (fully diluted 46.1 million shares). The company had estimated working capital of C$0.1 million, as of that date.

Alamos has offices in Vancouver, at Suite 1400 – 400 Burrard Street, Vancouver and is led by Chester Millar, Chairman, President and CEO. Alamos, in addition to its interest in Salamandra has another significant gold property, La Fortuna, in Durango State, Mexico, which after spending more than US$ 3.0 Million in acquisition and exploration costs, it wrote down to a value of US$1.0 million in 1998 during a period of low gold prices. As of November 6, 2002, Alamos had 32.6 million shares issued and outstanding (52.9 million shares fully diluted). The company had a reported working capital of C$1.1 as of November 1, 2002.

The Salamandra Gold Project is located approximately 315 road km east of Hermosillo, Sonora, Mexico in a relatively remote area of the Sierra Madre Occidental Mountains. The Salamandra Project comprises the Mulatos and Escondida Deposits as well as up to six identified satellite prospects, some with attractive drill intersections. There is also potential for discovery of additional deposits.

The Mulatos Deposit was the focus of a feasibility study and development plan prepared by PDI in 1997. On September 10, 2002, Pincock Allen Holt (PAH), Consulting Mining Engineers of Denver, Colorado, completed a preliminary assessment and scoping study for the Estrella Development Alternative on behalf of National. This was a smaller, scaled-down development plan that focused on selective open pit mining of the Estrella Zone portion of the Mulatos mineral resource, as an alternative to the 1997 PDI development concept, which considered the entire Mulatos Deposit mineral reserve.

PAH's preliminary assessment of the Estrella Development Alternative demonstrated that this strategic option may be a more viable economic alternative for project development than development and mining of the entire Mulatos

Deposit mineral reserve as considered by PDI in its 1997 feasibility study. The Estrella Development Alternative pit contains a total of 32.0 million tonnes of measured and indicated resources with an average grade of 1.77 grams of gold per tonne plus 26.6 million tonnes of waste material, resulting in a stripping ratio of 0.83:1.0 (tonnes waste:tonnes ore). The proposed open pit would contain approximately 1.8 million ounces of gold, of which approximately two thirds would be recovered in a twelve year mining schedule.

The nominal production rate during the first seven years of operation would average 110,000 ounces of gold per year, but would systematically decline to 90,000 ounces of gold per year from year eight through to the end of the productive mine life in year twelve due to an anticipated reduction of head grade. Approximately 1.2 million ounces of gold would be produced from ore-grade material.

PDI prepared an updated feasibility study and development plan in 1999, which included mining of the Escondida Deposit as well as Mulatos. The Escondida Deposit was discovered in 1997/1998 and is located just to the north and east of the Estrella Zone. The Escondida Deposit was not included in PAH resource estimate for its scoping study because the resource data on that deposit needed further review. Furthermore, the Escondida Deposit was in close proximity to Mulatos town cemetery and therefore warranted further consideration prior to deciding on its possible inclusion in the future mine plan.

The PAH scoping study assumed standard surface mining at a rate of 7,500-8,000 tonnes per day of ore and slightly less for waste to require a total annual mining capacity of 5 million tonnes. The study envisioned drilling 15 cm blast holes, 6 metres deep, loading blasted muck with rubber-tired, 10-11 cubic metre bucket hydraulic loaders and transporting the material with 90 tonne, off-highway, haul trucks.

Ore grade material would be processed using standard industrial crushing and cyanide heap leaching technology to recover the gold. Metallurgical tests reviewed by PAH indicated that gold recoveries by heap leaching should average 67 percent over the life of the project and would range from 55 percent for high sulphide material to over 90 percent for the oxidized material, that is the most amenable to heap leaching. They recommended additional metallurgical testing to determine if finer crushing would result in higher recoveries.

PAH recognized that although certain environmental issues existed, including nearby sensitive fish species habitat and the potential for acid rock drainage, acceptable mitigation measures have been included in the mine and process design. The fish habitat would be protected by the installation of catch dams and siltation basins, leach pads and ponds would be lined to collect leach solutions, and waste dumps would be capped with impermeable material to divert runoff and minimize acid generation. Sustainability of the positive regional economic impact of the mining operation would be provided through employment and local purchases as well as contributions from cash flow to a Regional Enterprise Development Trust, to be used to develop local business to support the local economy after the mine had completed operations.

Total initial capital cost of the Estrella Development Alternative was estimated to be US$40.8 million, including US$3 million of working capital. Sustaining capital would total about US$10.0 million for the remaining operating life of the mine and closure costs were estimated to be about US$5 million. On site operating costs would be approximately US$6.33 per tonne of ore processed, or US$17.7 Million per year.

The conceptual plan detailing the Estrella Development Alternative forecast total production of 1,216,000 ounces of gold over a productive mine life of 12 years and a cash operating cost of about US$169 per ounce of gold produced. Initial project capital cost was estimated to be about US$34 per ounce of gold produced. Financial analysis of a 100 percent equity case, with an assumed US$300 per ounce gold price, indicated a Discounted Cash Flow Rate of Return (DCFROR) of 19.3 percent and a Net Present Value (NPV) discounted at 10 percent of US$19.0 million. With project debt financing of US$30 million, the DCFROR would increase to 35.8 percent, and the NPV discounted at 10 percent would increase to US$22.9 million.

Approach to Fairness

In a merger of two comparably sized companies, the approach to fairness normally entails assessing the value of

both companies, using as many techniques as are applicable, in order to check them against each other and to determine the most reasonable values. Methods such as comparable transactions, purchase price plus invested capital (book value), income or cash flow-based valuation (net asset value), share market price ratios and reserve/resource or production capacity multipliers could all be considered. For this report the situation is somewhat easier because both companies are linked through joint ownership of a common property, the Salamandra Gold Project, which is by far the most significant asset of either company.

Although the Salamandra Project has no reserves as defined by the *CIM Standards On Mineral Resources And Reserves*, dated August 20, 2000, it has been subject to two feasibility studies by PDI in 1997 and 1999 and a scoping study valuation by PAH in September 2002, all of which suggest a Discounted Cash Flow Net Present Value (DCFNPV) or Net Asset Value (NAV) approach for the project interest, added to by value of other lesser properties, augmented by addition/subtraction of financial assets/liabilities is the most appropriate method of valuation. The comparable transaction approach is considered less reliable for this stage of project because each project is relatively unique. Likewise the resource/reserve/capacity multiplier is also considered less reliable but could be used to check values against other methods.

The Book Value Method is not normally suitable for mineral properties, especially given that there has been a significant increase in the gold price since National originally purchased the property from MSA. However the stock market capitalization approach has some validity, although it relies on perfect information to both groups of shareholders and on similar levels of liquidity and shareholder behaviour.

Net Asset Value Analysis

Finisterre evaluated the estimated Net Asset Values (NAV) per share for Alamos and National as one measure to assess the terms of the Arrangement. This was done assuming that no Arrangement was taking place. <u>Note that this analysis is not, nor should it be construed as, a formal complete valuation of either Alamos or National shares</u>.

In the case of Alamos, Finisterre started with the June 30, 2002 financial statements which showed working capital of US$0.58 million (C$0.9 million). According to Alamos the estimated working capital as at November 1, 2002 was US$0.7 million (C$1.1 million). During the intervening period, Alamos has undergone several financial transactions including

1. the reported loan transaction between Alamos and National;
2. payments to the Salamandra property vendors;
3. estimated cash from share issuances;
4. estimated Salamandra property expenditures during the period;
5. estimated corporate expense during the period.

National Gold provided an estimate of its working capital position to be $0.1 million as of November 4 2002. As outlined in Table 2, for each company, the estimated value of other assets (the La Fortuna property, some used mining equipment located in Mexico and the convertible loan to National for Alamos), liabilities (e.g. vendor payments, a future $2 million from Alamos to National and the convertible loan to National), and estimated pre-construction expenditures on the Estrella zone. The future vendor property payment ($7.5 million) and the $2 million payment from Alamos to National, are assumed paid in year four and discounted at 10% per year.

The $0.675 million loan is convertible into National shares at a price of $0.29 per share. This conversion was assumed in the analysis with the resultant issuance of 2.33 million National shares. For Alamos valuation purposes, the value of National shares that it would receive on loan conversion was determined using the NAV of National per share

Alamos and National each has a 50% joint venture interest in the Salamandra Property. The valuation of the Estrella portion of Salamandra was derived from the PAH scoping study cash flow which determined an after-tax NPV @ 10% at various gold prices (Table 2).

Table 1. Estrella Net Present Value 10%

(Source: PAH Scoping Study)

Gold price	After tax NPV 10%
US$/oz	C$ M
$270	$10.9
$300	$29.7
$315	$39.0
$330	$48.4
$360	$67.2

A gold price of US$315 was used to estimate the Estrella NPV. Note that Finisterre did not have direct access to the PAH financial model. Finisterre's estimates are based on the PAH sensitivity analysis interpolated between for the gold prices used by PAH. Finisterre deemed it appropriate to apply a 20% discount to the PAH values because the project is not yet at the Feasibility Stage and thus subject to additional technical and financial risk.

Finisterre also deemed it appropriate to accord a small premium to Alamos' 50% interest in Estrella due to provisions in the Joint Venture Agreement under which provide Alamos some degree of control over project developments as project operator, and the management fees Alamos is entitled to charge the project under the Joint Venture Agreement. In recognition of this additional value to Alamos, a premium equal to 5% Alamos' 50% share of the NPV was added to its share of Estrella value and deducted from National's share.

The gold resources and exploration potential on the balance of the 15,000 hectare Salamandra property (including the Victor and Escondida zones) were valued assuming that the non-Estrella ounces (approx 1.0 million ounces) are valued at US$3 per ounce.

Table 2. Estimated NAV for Alamos and National

		Alamos (AAS) C$ M		National (NGT) C$ M
Financial Assets		$1.1		$0.1
Other Property Assets (La Fortuna)		$0.5		$0.0
Mining Equipment		$0.3		-
Value of converted loan (at NGT NAV)		$1.1		-
Future $2M Pmt Alamos to NGT (disc)		($1.4)		$1.4
Future Vendor $7.5 M Pmts (disc)		($2.6)		($2.6)
Estrella Pre-construction Costs		($1.0)		($1.0)
Subtotal		($1.9)		($2.1)
Estrella PAH NPV 10%	US$315 /oz	$19.5		$19.5
- Scoping study discount	20%	($3.9)		($3.9)
Subtotal		$15.6		$15.6
+ Alamos Operatorship Premium	5%	$0.8		($0.8)
+ Remaining Salamandra Potential	US$3 /oz	$2.3		$2.3
Total Net Asset Value Estimate		**$16.8**		**$15.1**
Shares O/S Nov 1 (millions) NGT loan converted		32.6		32.4
Estimated NAV/share		$0.52		$0.47
	NGT/Alamos Ratio		0.90	
Diluted Shares O/S (if NAV>Exercise Price)		51.5		42.0
Cash from Exercise		$6.8		$3.3
Fully Diluted NAV/share		$0.46		$0.44
	NGT/Alamos Ratio FD		0.95	

The diluted shares outstanding for this analysis reflect the issuance of additional shares of National and Alamos under share purchase options and exercise of warrants. This issuance, and the resulting cash inflow, was only assumed if the NAV per share of each company was greater than the exercise price of those options or warrants.

This analysis (Table 2) suggests that on the basis of the NAV analysis for each company, the share exchange ratio should be in the 0.9 – 0.95 range.

Market Share Price Ratio

The relative share prices of Alamos and National were reviewed for various periods prior to the October 28, 2002 date upon which the Arrangement terms were disclosed. The Arrangement proposes an effective share exchange ratio of 0.85 Alamos share per National share.

Table 3. Historical Share Prices and Ratios

	Trade Weighted Average Share Price		Exchange Ratio	
	NGT	AAS	Based On weighted avg. prices	Based On simple daily avg. prices
Calendar 2002 to Oct 28,2002	$0.42	$0.52	0.801	0.776
90 days prior to Oct 28, 2002	$0.42	$0.62	0.671	0.716
20 days prior to Oct 28, 2002	$0.29	$0.41	0.703	0.749
Post October 28, 2002 to Nov 7	$0.31	$0.44	0.719	0.714
Current (November 7 2002)	$0.32	$0.43	0.744	
Proposed Ratio			**0.850**	

In the 20 day period prior to the announcement of the Arrangement terms, the ratio of National share price to Alamos share price ranged between 0.619 and 0.842. Based on trade-weighted average share prices, the ratio in that 20-day period averaged 0.703 (Table 3). On the basis of the price ratio preceding the announcement then, the Arrangement would provide a premium to National shareholders, who would in effect, receive 0.85 shares of Alamos (assuming the Arrangement is concluded). Since the announcement, the ratio has averaged 0.719 on a trade-weighted basis. Currently the ratio is 0.721 (November 1, 2002). The historic share price ratio is shown for reference in Figure 1.

Other Factors

Finisterre considered a number of other factors in considering the fairness of the Arrangement to shareholders of Alamos and National including:

1. Market Liquidity

    The Arrangement creates the potential for greater market activity and greater liquidity for the merged company. Alamos share trading volumes are much less than National. For example, in calendar 2002 (to October 22nd), Alamos' daily share trading volume was only one third that of National as percentage of shares outstanding. In the 20 days prior to the announcement, Alamos traded only one-sixth that of National on the same basis.

Figure 1 Historic Share Price Ratio



2. Benefits of consolidated project ownership

    The Arrangement will combine the party's respective interests to create efficiencies and a more effective approach to advancing the development of the promising Mulatos gold deposit portion of Salamandra. Additionally, the simplified project ownership structure should enhance the understanding of the Salamandra project by investors and financial institutions.

3. Benefits of greater market capitalization

    The Arrangement should yield benefits to the shareholders of the new company in terms of greater market capitalization, facilitating access to capital markets.

4. Benefits of a larger company

    Corporate overhead and resources can be spread over larger asset base and duplication of administrative expenses can be eliminated.

Disclaimer
This Fairness Opinion in relation to the proposed Arrangement between National and Alamos was prepared by the independent consulting firm of Finisterre Holdings Inc. based on a review of private and public National and Alamos documents, of press releases and reports posted on the Companies and SEDAR websites. It is also based partially on a Behre Dolbear NI43-101 Report dated January 26, 2001 and a scoping level development study and economic valuation of the Salamandra Project prepared by the independent consulting firm of Pincock, Allen & Holt.

This report is based in part on information not within the control of Finisterre and while it is believed that the information and assumptions are reliable and valid as of the date hereof, and under the stated conditions and limitations, Finisterre cannot guarantee their accuracy. In particular, it is noted that the Salamandra Project, at the current stage of assessment, contains no mineral reserves as defined in the guidelines of the Canadian Institute of Mining (CIM) presented in the *CIM Standards on Mineral Resources and Reserves*, dated August 20, 2000. In addition, Finisterre discloses that it has conducted neither a title search nor an ownership review and is basing its opinion on information provided by the Companies and their consultants. The use of this Fairness Opinion and/or any information contained in it shall be at the user's sole risk, regardless of any fault or negligence of Finisterre and shall be solely for the use of the Directors of Alamos and National in considering the Arrangement. This report does not constitute a recommendation, either explicit or implicit, to buy, sell or trade securities of Alamos or National or any other companies.

Fairness Opinion
This Opinion is rendered for the Boards of Directors of Alamos Minerals Ltd. and National Gold Corporation. It may be used and relied upon in connection with their review of the proposed Arrangement, and for regulatory disclosure purposes. The Opinion is valid as of the date hereof. In the event that other information material to the Opinion is made available subsequent to the date of this Opinion, Finisterre reserves the right to modify or withdraw the Opinion. This opinion is rendered as of the date hereof and Finisterre disclaims any obligation to advise any person of any change in the Opinion subsequent to that date.

Subject to the forgoing and based on its review of all factors considered relevant, Finisterre is of the opinion that the Arrangement is fair, from a financial point of view, to the shareholders of Alamos and National.

Yours very truly,

FINISTERRE HOLDINGS INC.

APPENDIX E
PRO FORMA UNAUDITED FINANCIAL STATEMENTS

ALAMOS MINERALS LTD.

Pro-Forma Consolidated Financial Statements

September 30, 2002

D E V I S S E R G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6
Tel: (604) 687-5447
Fax: (604) 687-6737

COMPILATION REPORT

To the Board of Directors of Alamos Minerals Ltd.

We have reviewed, as to compilation only, the accompanying unaudited pro-forma consolidated balance sheet of Alamos Minerals Ltd. ("the Company") as at September 30, 2002, and the unaudited pro-forma consolidated statements of operations and deficit for the nine-month period ended September 30, 2002 and for the year ended December 31, 2001. These unaudited pro-forma consolidated financial statements have been prepared for inclusion in an Information Circular dated December 18, 2002 relating to the proposed amalgamation of the Company and National Gold Corporation.

In our opinion these unaudited pro-forma consolidated financial statements have been properly complied to give effect to the proposed transactions based on the assumptions described in the notes thereto.

/s/ "**De Visser Gray**"
CHARTERED ACCOUNTANTS

Vancouver, British Columbia
December 18 , 2002

ALAMOS MINERALS LTD.
Pro-Forma Consolidated Balance Sheet
September 30, 2002
(Unaudited - Refer to Compilation Report)

	Alamos Minerals Ltd.	National Gold Corporation	Adjustments (Note 2) Dr.	Cr.	Pro-Forma Consolidated September 30, 2002
Assets					
Current assets:					
Cash and cash equivalents	$ 916,642	$ 390,674			$ 1,307,316
Amounts receivable	62,717	150,808			213,525
Due from related parties	-	94,768			94,768
Prepaid expenses	18,678	43,948			62,626
	998,037	680,198			1,678,235
Long-term investment	13,086	-			13,086
Reclamation deposit	-	1,000			1,000
Capital assets	130,394	176,023			306,417
Deferred costs	3,648,128	11,594,670	(d) 10,969,195		26,211,993
	$ 4,789,645	$ 12,451,891			$ 28,210,731
Liabilities and Shareholders' Equity					
Current liabilities:					
Accounts payable and accrued liabilities	$ 13,597	696,910			$ 710,507
Current portion of notes payable	-	1,600,000			1,600,000
Payable	13,597	2,296,910			2,310,507
Long-term notes payable	-	7,500,000			7,500,000
Liability to issue shares	-	171,824			171,824
	13,597	9,968,734			9,982,331
Shareholders' equity					
Share capital	15,612,978	6,580,599	(b) 6,580,599 (c) 250,000	(a) 13,702,352	29,065,330
Special warrants	-	64,450	(b) 64,450		-
Deficit	(10,836,930)	(4,161,892)		(b) 4,161,892	(10,836,930)
	4,776,048	2,483,157			18,228,400
	$ 4,789,645	$ 12,451,891	$ 17,864,244	$ 17,864,244	$ 28,210,731

Approved by the Board of Directors:

"Chester F. Millar"

Chester F. Millar

"Nerio V. Cervantes"

Nerio V. Cervantes

ALAMOS MINERALS LTD.
Pro-Forma Consolidated Statements of Operations and Deficit
For the Nine Month Period Ended September 30, 2002
and For the Year Ended December 31, 2001
(Unaudited - Refer to Compilation Report)

	Alamos Minerals Ltd.	National Gold Corporation	Adjustments (Note 2) Dr.	Cr.	Pro-Forma Consolidated September 30, 2002	Pro-Forma Consolidated December 31, 2001
Revenue						
Gold sales	-	-			-	$ 226,894
Interest income	4,361	4,654			9,015	39,178
	4,361	4,654			-	266,072
Expenses						
Accounting and legal	116,190	236,532			352,722	355,685
Amortization	35,143	15,285			50,428	91,386
Automobile	-	110			110	4,630
Bank charges and interest	-	5,954			5,954	133,313
Consulting	-	41,684			41,684	112,051
Foreign exchange (gain) loss	(10,766)	3,235			(7,531)	(8,572)
General exploration	10,604	30,013			40,617	589,366
Investor relations	16,043	515,182			531,225	308,837
Loss on sale of investments	-	-			-	20,046
Management fees	126,978	-			126,978	7,507
Office and miscellaneous	53,400	77,987			131,387	253,563
Rent	-	53,565			53,565	81,818
Telephone	-	12,418			12,418	11,618
Trust and filing	15,690	42,158			57,848	34,855
Travel and promotion	5,807	160,437			166,244	134,968
Utilities	-	2,485			2,485	3,378
Wages	-	349,120			349,120	201,281
Write-off of mineral property interests	-	417,768			417,768	-
	369,089	1,963,933			2,333,022	2,335,730
Net loss for the period	(364,728)	(1,959,279)			(2,324,007)	(2,069,658)
Deficit - beginning of period	(10,472,202)	(2,202,613)			(12,674,815)	(10,605,157)
Purchase adjustment to National Gold's deficit - September 30, 2002	-	-		4,161,892	4,161,892	*-
Deficit - end of period	(10,836,930)	(4,161,892)			(10,836,930)	(12,674,815)

* *No adjustment to eliminate National Gold's December 31, 2001 deficit has been made as the pro forma business combination is considered to occur on September 30, 2002.*

ALAMOS MINERALS LTD.
Pro-Forma Consolidated Financial Statements
September 30, 2002
(Unaudited - Refer to Compilation Report)

1. BASIS OF PRESENTATION

Alamos Minerals Ltd. ("Alamos" or "the Company") was incorporated under the Companies Law (Revised) in the Cayman Islands on May 31, 1994 under the name of Vulcan Gold Exploration Inc. and was continued into Province of British Columbia on January 11, 1996 under the name of Alamos Minerals Ltd. The Company's activity is the acquisition and exploration of property interests that are considered sites of economic mineralization.These activities are currently conducted primarily in Mexico.

On October 23, 2002, Alamos entered into an Amalgamation Agreement with National Gold Corporation ("National Gold"), whereby subject to regulatory and shareholder consent these two companies will amalgamate to form a new Company under the name "Alamos Gold Inc." ("Amalco"), with each Alamos shareholder receiving one Amalco share in exchange for each two Alamos shares held and each National Gold shareholder receiving one Amalco share for each 2.352 National Gold shares held.

These unaudited pro-forma financial statements have been prepared based on the unaudited financial statements of Alamos and National Gold as at and for the periods ended September 30, 2002 and December 31, 2001, included elsewhere in this Information Circular ("IC"). Readers are reminded that the single-entity financial statements of the Company included in the IC are stated in U.S. dollars, while these pro-forma financial statements are expressed in Canadian dollars, which is expected to be the reporting currency of the amalgamated entity.

The pro-forma consolidated financial statements may not be indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results which may be obtained in the future, including operational and administrative efficiencies that would occur from the combination of the above companies.

The pro-forma consolidated balance sheet at September 30, 2002 should also be read in conjunction with the unaudited interim financial statements of the Company and National Gold, inclusive of the notes thereto, included in the IC.

2. PRO-FORMA TRANSACTIONS AND ASSUMPTIONS

Accounting policies used in preparation of the pro-forma consolidated balance sheet are in accordance with those used in the preparation of the unaudited financial statements of Alamos and National Gold for the period ended September 30, 2002.

The transaction, pursuant to which Alamos would effectively merge with National Gold, is considered for accounting purposes to be an acquisition of National Gold by Alamos, and Alamos's assets will be recorded at their historical value, as the former shareholders of Alamos will own approximately 55% of the combined Company after the transaction.

The pro-forma consolidated balance sheet gives effect to the amalgamation transaction as if it had occurred on the balance sheet date.

2. **PRO-FORMA TRANSACTIONS AND ASSUMPTIONS (continued)**

The transaction has been accounted for under the purchase method of accounting as follows:

	$
Estimated purchase price of the acquisition*	13,702,352 (a)
Net assets of National Gold	(2,483,157) (b)
Estimated cost of the transaction	(250,000) (c)
Excess of net purchase price over the cost of the net assets of National Gold acquired is allocated to the cost of the Salamandra Project	10,969,195 (d)

* The fair value of the consideration given for the acquisition of National Gold is $13,702,352, comprised of 32,624,647 common shares of Alamos at an estimated fair market value of $0.42 per share.

APPENDIX F
ALAMOS AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999, AND INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002

ALAMOS MINERALS LTD.
Consolidated Financial Statements
September 30, 2002
September 30, 2001
(unaudited)
and
December 31, 2001
December 31, 2000
December 31, 1999
(Stated in U.S. Dollars)

D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6
Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Alamos Minerals Ltd.

We have audited the consolidated balance sheets of Alamos Minerals Ltd. as at December 31, 2001, 2000 and 1999 and the consolidated statements of operations and deficit, cash flows and deferred costs for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001, 2000 and 1999 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2001, in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

/s/ "De Visser Gray"
CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 15, 2002

ALAMOS MINERALS LTD.
Consolidated Balance Sheets
(Stated in U.S. Dollars)

	September 30,	December 31,		
	2002	2001	2000	1999
	(unaudited)			
	$	$	$	$

ASSETS

Current Assets

Cash and cash equivalents	581,597	287,970	567,232	1,081,278
Amounts receivable	39,732	22,087	8,963	10,431
Advances and prepaid expenses	12,357	19,496	16,322	12,121
	633,686	329,553	592,517	1,103,830
Long-term investments (note 5)	9,007	9,007	35,677	109,007
Capital assets (note 3)	80,745	78,743	104,158	146,281
Deferred costs (statement, note 4)	2,436,829	1,496,971	1,000,000	4,048,633
	3,160,267	1,914,274	1,732,352	5,407,751

LIABILITIES

Current Liabilities

Accounts payable and accrued liabilities	8,614	27,015	42,072	31,261
Liability to issue shares (note 9(c))	-	564,279	-	-
	8,614	591,294	42,072	31,261

SHAREHOLDERS' EQUITY

Share capital (note 9(a))	10,386,155	8,338,027	8,338,027	8,338,027
Deficit	(7,234,502)	(7,015,047)	(6,647,747)	(2,961,537)
	3,151,653	1,322,980	1,690,280	5,376,490
	3,160,267	1,914,274	1,732,352	5,407,751

Approved by the Board of Directors:

"Chester F. Millar"   *"Nerio V. Cervantes"*
_____   _____

Chester F. Millar   Nerio V. Cervantes

See accompanying notes to financial statements

ALAMOS MINERALS LTD.
Consolidated Statements of Operations and Deficit
(Stated in U.S. Dollars)

	For the nine month period ended September 30, (Unaudited)		For the years ended December 31,		
	2002	2001	2001	2000	1999
	$	$	$	$	$
Revenue					
Gold sales (note 4(c))	-	98,219	146,474	69,504	-
Interest income	2,777	12,591	13,734	44,299	69,781
	2,777	110,810	160,208	113,803	69,781
Expenses					
Amortization	17,253	24,173	31,954	43,728	66,852
Management Fees	80,864	-	4,846	-	44,187
Foreign exchange (gain) loss	(14,546)	(4,952)	12,072	(8,989)	(3,025)
Legal, audit and accounting	73,994	26,327	83,343	79,009	129,799
Office and administration	34,007	39,136	29,759	39,976	103,780
Property investigation	6,753	288,619	338,941	-	186,001
Shareholder communications	10,217	5,396	6,933	4,522	13,358
Travel and accommodation	3,698	798	798	6,426	9,382
Trust and filing	9,992	2,702	5,360	4,531	4,879
Loss on sale of investments	-	-	13,502	-	-
Write-down of investments	-	-	-	73,330	-
Write-off of deferred costs	-	-	-	3,553,028	126,800
Write-off of capital assets	-	-	-	4,452	62,925
	222,232	382,199	527,508	3,800,013	744,938
Loss for the year	(219,455)	(271,389)	(367,300)	(3,686,210)	(675,157)
Deficit, beginning of year	(7,015,047)	(6,647,747)	(6,647,747)	(2,961,537)	(2,286,380)
Deficit, end of year	(7,234,502)	(6,919,136)	(7,015,047)	(6,647,747)	(2,961,537)
Loss per share (note 8)	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.25)	$ (0.05)
Weighted average number of shares outstanding	24,052,186	14,878,030	14,878,030	14,878,030	14,878,030

See accompanying notes to financial statements

ALAMOS MINERALS LTD.
Consolidated Statements of Cash Flows
(Stated in U.S. Dollars)

	For the nine month period ended September 30, *(Unaudited)*		For the years ended December 31,		
	2002 $	2001 $	2001 $	2000 $	1999 $
Cash Provided by (Used for):					
Operating Activities					
Net loss for the year	(219,455)	(271,389)	(367,300)	(3,686,210)	(675,157)
Adjustments for items not involving cash:					
Amortization	17,253	24,173	31,954	43,728	66,852
Loss on sale of investment	-	-	13,502	-	-
Write-down of long term investments	-	-	-	73,330	-
Write-off of deferred costs	-	-	-	3,553,028	126,800
Write-off of capital assets	-	-	-	4,452	62,925
	(202,202)	(247,216)	(321,844)	(11,672)	(418,580)
Changes in non-cash working capital components:					
Amounts receivable	(17,645)	(82,895)	(13,124)	1,468	11,442
Advances and prepaid expenses	7,139	3,093	(3,174)	(4,201)	17,383
Accounts payable and accrued liabilities	(18,401)	(14,770)	(15,057)	10,811	(9,418)
	(231,109)	(341,788)	(353,199)	(3,594)	(399,173)
Investing Activities					
Acquisition of long-term investment	-	-	-	-	(100,000)
Deferred costs, net of recoveries	(939,858)	(1,960)	(496,971)	(504,395)	(362,231)
Purchase of capital assets	(19,255)	-	(6,539)	(6,057)	(15,000)
	(959,113)	(1,960)	(503,510)	(510,452)	(477,231)
Financing Activities					
Liability to issue shares	-	-	564,279	-	-
Proceeds from the issue of common shares	1,483,849	-	-	-	-
Proceeds from sale of investments	-	-	13,168	-	-
	1,483,849	-	577,447	-	-
Net increase (decrease) in cash and cash equivalents	293,627	(343,748)	(279,262)	(514,046)	(876,404)
Cash and cash equivalents - beginning of period	287,970	567,232	567,232	1,081,278	1,957,682
Cash and cash equivalents - end of period	581,597	223,484	287,970	567,232	1,081,278

Supplementary Information
Shares issued as a finder's fee: 2002 - 471,617 shares at $84,099   1999 - 2001 - Nil

See accompanying notes to financial statements

ALAMOS MINERALS LTD.
Consolidated Statements of Deferred Costs
(Stated in U.S. Dollars)

	December 31, 1999	Expenditures 2000	Write-offs 2000	December 31, 2000	Expenditures 2001	December 31, 2001	Expenditures 2002	September 30, 2002 *(Unaudited)*
	$	$	$	$	$	$	$	$
MEXICO								
Salamandra Project								
Acquisition	-	-	-	-	414,592	414,592	414,391	828,983
Exploration								
Mine administration	-	-	-	-	-	-	44,837	44,837
Analytical	-	-	-	-	-	-	11,763	11,763
Field work & supplies	-	-	-	-	32,701	32,701	363,637	396,338
Geological	-	-	-	-	27,144	27,144	76,196	103,340
Property maintenance	-	-	-	-	15,907	15,907	-	15,907
Travel & accommodation	-	-	-	-	4,667	4,667	26,792	31,459
	-	-	-	-	495,011	495,011	937,616	1,432,627
La Fortuna Property								
Acquisition	2,255,665	-	(1,960,365)	295,300	-	295,300	-	295,300
Exploration								
Analytical	28,714	-	-	28,714	-	28,714	-	28,714
Field work & supplies	347,776	-	-	347,776	-	347,776	-	347,776
Geological	206,597	19,739	-	226,336	-	226,336	-	226,336
Property maintenance	66,678	-	-	66,678	1,960	68,638	2,242	70,880
Travel & accommodation	35,196	-	-	35,196	-	35,196	-	35,196
	2,940,626	19,739	(1,960,365)	1,000,000	1,960	1,001,960	2,242	1,004,202
San Antonio Property								
Exploration								
Analytical	8,477	13,846	(22,323)	-	-	-	-	-
Field work & supplies	132,702	343,197	(475,899)	-	-	-	-	-
Geological	43,798	115,802	(159,600)	-	-	-	-	-
Property maintenance	4,084	6,110	(10,194)	-	-	-	-	-
Travel accommodation	2,924	5,701	(8,625)	-	-	-	-	-
	191,985	484,656	(676,641)	-	-	-	-	-
Other Properties								
Acquisition	46,915	-	(46,915)	-	-	-	-	-
Exploration			-					
Analytical	47,936	-	(47,936)	-	-	-	-	-
Field work & supplies	176,985	-	(176,985)	-	-	-	-	-
Geological	172,567	-	(172,567)	-	-	-	-	-
Property maintenance	59,162	-	(59,162)					
Travel accommodation	60,089	-	(60,089)	-	-	-	-	-
	563,654	-	(563,654)	-	-	-	-	-
Peru								
Acquisition	85,403	-	(85,403)	-	-	-	-	-
Exploration								
Analytical	24,024	-	(24,024)	-	-	-	-	-
Field work & supplies	101,836	-	(101,836)	-	-	-	-	-
Geological	73,194	-	(73,194)	-	-	-	-	-
Property maintenance	37,530	-	(37,530)					
Travel accommodation	30,381	-	(30,381)	-	-	-	-	-
	352,368	-	(352,368)	-	-	-	-	-
Total	4,048,633	504,395	(3,553,028)	1,000,000	496,971	1,496,971	939,858	2,436,829

See accompanying notes to financial statements

ALAMOS MINERALS LTD.
Notes to Consolidated Financial Statements
(Stated in U.S. Dollars)

1. NATURE OF OPERATIONS

The Company's activity is the acquisition and exploration of property interests that are considered sites of economic mineralization. At September 30, 2002, the Company's principal property interest is the Salamandra Project in Mexico, previously known as the Mulatos Project. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property.

Refer to notes 4 and 11.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.

Deferred Costs

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

ALAMOS MINERALS LTD.
Notes to Consolidated Financial Statements
(Stated in U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the reporting period. Actual results could differ from those estimates.

The Company's investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time.

Capital Assets

Capital assets are recorded at cost and are amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 100% for computer software. Leasehold improvements are amortized on a straight-line basis over 10 years.

Translation of Foreign Currency

The United States dollar is the functional currency of all of the Company's active operations which are classified as integrated for foreign currency translation purposes. Under this method translation gains or losses are included in the determination of net income.

Income Taxes

The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

Financial Instruments and Financial Risk

The Company's financial instruments consist of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

ALAMOS MINERALS LTD.
Notes to Consolidated Financial Statements
(Stated in U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-Term Investments

Long-term investments are carried at cost as they are considered to be non-current assets that the Company intends to hold for a period of greater than one year. If there is a loss in value that is other than temporary, defined as existing over two consecutive year ends, these investments are written-down to their estimated market values.

Stock-based Compensation Plan

The Company grants stock options in accordance with the policies of the TSX Venture Exchange and does not recognize any compensation expense in the financial statements when the options are granted. Proforma disclosure of the effect of recognizing compensation expense is disclosed in note 9(d). Consideration paid tothe Company on the exercise of stock options is credited to share capital.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and balances with banks as well as highly liquid short-term investments. The Company considers all highly liquid short-term investments with terms to maturity when acquired of three months or less to be cash equivalents.

3. CAPITAL ASSETS

	September 30, (unaudited)			December 31, (audited)		
	2002			2001		
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $
Exploration equipment	470,468	397,224	73,244	451,214	381,295	69,919
Office equipment	23,195	17,634	5,561	23,195	16,653	6,542
Computer equipment	6,817	4,877	1,940	6,817	4,535	2,282
	500,480	419,735	80,745	481,226	402,483	78,743

	December 31, (audited)					
	2000			1999		
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $
Exploration equipment	465,101	364,186	100,915	463,495	321,626	141,869
Office equipment	3,195	1,959	1,236	3,195	1,649	1,546
Computer equipment	6,883	4,876	2,007	6,883	4,017	2,866
	475,179	371,021	104,158	473,573	327,292	146,281

ALAMOS MINERALS LTD.
Notes to Consolidated Financial Statements
(Stated in U.S. Dollars)

4. MINERAL PROPERTIES

a) **State of Sonora, Mexico**

Salamandra Project

The Company entered into an agreement with National Gold Corporation ("National") whereby it could earn 50% of National's interest in the Salamandra project by spending CDN $2,375,000 on acquisition and exploration costs (CDN $1,285,390 expended to date), paying 50% of all further exploration and acquisition costs and paying National CDN $2,000,000 within 48 months of the Company becoming the Registered Operator of the property in Mexico.

National had acquired a 100% interest in this project, which comprises approximately 15,000 hectares, in consideration for the payment of CDN $11,154,011 in acquisition costs and assigned expenses, payable as follows: the payment of CDN $250,000 (paid); the assumption of non-interest bearing promissory notes aggregating CDN $2,750,000 due within sixty days after the price of gold has averaged U.S. $300 per ounce for six months or December 31, 2008; the assumption of a non-interest bearing debenture for CDN $7,500,000 maturing ninety days after the price of gold averages U.S. $325 per ounce or December 31, 2010; and the assumption and payment of U.S. $420,000 in liabilities (paid).

The Company and National have paid the CDN $2,750,000 promissory note payment, with CDN $1,150,000 paid during the period ended September 30, 2002 (CDN $575,000 paid by the Company) and CDN $1,600,000 paid on October 14, 2002.

The property is burdened with a sliding scale net smelter royalty ("NSR") on the first 2,000,000 ounces of production. The royalty commences at 1% NSR when the price of gold is less than U.S. $300 per ounce, rising to 5% NSR when the price of gold exceeds U.S. $400 per ounce. Sliding scale minimum quarterly advance royalty payments of CDN $25,000 are due when the price of gold is equal to or less than U.S. $275 per ounce, rising to CDN $150,000 per quarter if the price of gold exceeds U.S. $375 per ounce.

Refer to note 11.

b) **La Fortuna Property**

Durango, Mexico

The Company owns a 100% interest in three mineral concessions, covering approximately 606 hectares, which were written-down in 2000 to their estimated fair value of $1 million.

ALAMOS MINERALS LTD.
Notes to Consolidated Financial Statements
(Stated in U.S. Dollars)

4. MINERAL PROPERTIES (continued)

c) **San Antonio Property**

Sonora, Mexico

The Company had an option to earn up to a 70% interest in this property by purchasing 2,100,000 shares of Laminco Resources Inc. ("LRI"), a Canadian public company listed on the Toronto Stock Exchange. During 2001 the Company received an aggregate of CDN$146,474 and in 2000 CDN$69,504 from the sale of gold obtained from test leaching operations conducted on the property. At December 31, 2001, the Company abandoned its interest in this property and wrote-off all related deferred costs.

Refer to note 5.

d) **Other Properties**

The Company had a 34.4% interest in various mineral properties in Mexico and Peru, which were written off in 2000.

5. LONG-TERM INVESTMENTS

The Company owns 100,000 common shares of Duran Ventures Ltd., carried at a cost of $9,007. During 2001, the Company sold the 210,000 shares of Zaruma Resources Inc. it owned for proceeds of $13,168, realizing a loss on their sale of $13,502. Zaruma Resources Inc., previously known as Laminco Resources Inc., consolidated its issued share capital on a ten for one basis during 2000. During the 2000 fiscal year these shares had been written-down to an estimated aggregate fair value of $26,670.

Refer to note 4(c).

6. RELATED PARTY TRANSACTIONS

Directors of the Company were paid an aggregate of $111,599 during the nine month period ended September 30, 2002 (years ended December 31, 2001 - $33,846, 2000 - $38,685, 1999 - $68,329) for management, investor relations, accounting and administrative services. These fees have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

7. SEGMENTED INFORMATION

	As at September 30, 2002 1999	As at December 31,		
		2001	2000	
	$	$	$	$
Assets by geographic segment, at cost:				
Mexico	2,586,277	1,575,314	1,120,385	3,829,899
Canada	573,990	318,960	611,967	1,221,149
Peru	0	0	0	356,703
	3,160,267	1,894,274	1,732,352	5,407,751

ALAMOS MINERALS LTD.
Notes to Consolidated Financial Statements
(Stated in U.S. Dollars)

8. **LOSS PER SHARE**

Loss per share has been calculated using the weight-average number of shares outstanding during the year. Diluted loss per share has not been disclosed as it is anti-dilutive.

9. **SHARE CAPITAL**

a) Authorized share capital of the Company consists of 100,000,000 common shares without par value.

	Number of Shares	Total
		$
Issued at December 31, 2001, 2000, and 1999	14,878,030	8,338,027
Exercise of stock options	100,000	31,018
Private placements for cash	12,050,000	*1,933,011
Issued for finder' s fees	471,617	84,099
	12,621,617	2,048,128
Issued at September 30, 2002	27,499,647	10,386,155

net of issue costs of $84,099

b) Stock options outstanding at September 30, 2002 are as follows:

Number	Expiry Date	Exercise Price $
135,000	June 8, 2003	0.65
200,000	February 7, 2007	0.32
1,265,000	June 4, 2007	0.58
1,000,000	July 22, 2007	0.50
2,600,000		

Option activity for the preceding nine month period is as follows:

	September 30, 2002		December 31, 2001	
	Shares	Weighted Average Exercise Price $	Shares	Weighted Average Exercise Price $
Balance, beginning of period	860,000	0.47	710,000	0.51
Granted	2,265,00	0.54	200,000	0.32
Exercised	(100,000)	(0.48)	-	-
Expired	(425,000)	(0.48)	(50,000)	0.47
Balance, end of period	2,600,00	0.53	860,000	0.47

Warrants outstanding at September 30, 2002 are as follows:

Number	Expiry Date	Exercise Price $
6,186,667	April 11, 2003	0.20
1,123,500	July 19, 2004	0.28
5,211,450	July 22, 2003	0.45
12,521,617		

ALAMOS MINERALS LTD.
Notes to Consolidated Financial Statements
(Stated in U.S. Dollars)

9. **SHARE CAPITAL** *(continued)*

c) **Liability to issue shares**

At December 31, 2001, the Company had entered into private placement agreements to issue 6,000,000 common shares at a price of CDN$0.15 per share, for an aggregate CDN$900,000 (US$564,279). These shares were issued in 2002 upon the receipt of regulatory consent.

Refer to note 4(a).

d) **Stock-based compensation**

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants in respect to accounting for stock-based compensation. Accordingly, compensation expense on stock options granted to directors and employees has been determined using the fair value method, and the Company has elected to disclose this amount as pro-forma information only. The fair value of stock options determined in the calculation of compensation expense is estimated using the Black-Scholes Option Pricing Model, and the following assumptions have been made currently:

Risk-free interest rate	5%
Expected dividend yield	-
Expected stock price volatility	47%
Expected option life in years	5

The pro forma effect on net loss and loss per share for the period ended September 30, 2002, if the Company had accounted for the stock options granted to directors and employees using the fair value method, is as follows:

Net loss for the period:	
Reported	$ (219,455)
Pro-forma	$ (1,098,140)
Basic and diluted loss per share:	
Reported	$ (0.01)
Pro-forma	$ (0.05)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

10. **INCOME TAXES**

At December 31, 2001 the Company has non-capital losses of approximately $790,000 and capital losses of approximately $127,073 in Canada and $1,060,000 in Mexico available to reduce taxable income earned during future years. The potential future tax benefits relating to these amounts have not been reflected in the financial statements as their utilization cannot be considered likely.

(Stated in U.S. Dollars)

11. **SUBSEQUENT EVENTS**

In addition to information disclosed elsewhere in these financial statements, the following occurred during the period subsequent to September 30, 2002:

• The Company issued 5,125,000 units at a price of CDN $0.40 per unit, each unit consisting of one common share and one common share purchase warrant, for gross proceeds of $2,050,000. Each share purchase warrant entitles the holder to purchase one additional share on or before October 11, 2003. A 7% finders fee is payable in connection with this private placement.

11. **SUBSEQUENT EVENTS** *(continued)*

• The Company provided a CDN $675,000 loan to National Gold by way of a one-year convertible note (“the Note”) with interest payable at 1% per month. The Note can be converted at any time into common shares of National Gold at a conversion price of $0.29 per share, and is redeemable at National Gold’s option on 30 days notice. The purpose of the loan was to enable National to make its share of the CDN $2,750,000 Salamandra property payment due October 17, 2002. Alamos has the right to appoint three directors to the board of National Gold upon conversion of the loan into shares.

• The Company and National Gold paid the balance of the CDN $2,750,000 promissory note due October 17, 2002.

Refer to note 4(a).

• The Company and National Gold have agreed that the Company has completed its property development expenditures under the Joint Venture Agreement.

• The Company and National Gold have entered into an Amalgamation Agreement, whereby subject to regulatory and shareholder consent, the companies will amalgamate to form a new company under the name “Alamos Gold Inc.”(“Amalco”), with each Alamos shareholder receiving one Amalco share in exchange for each two Alamos shares held and each National Gold shareholder receiving one Amalco share for each 2.352 shares held.

12. **CONTINGENCIES**

A claim has been made against the Company for damages in respect to a mineral property acquisition agreement that the Company did not complete. The plaintiff has claimed a loss of U.S. $105,000. The Company denies the claim, considers it to be without merit, and has not made any provision for it in the financial statements. Any amount ultimately paid in connection with its settlement will be recorded in the accounts at the time of payment.

The company may be liable for its share of an underpayment of the Mulatos property mineral taxes in Mexico. National gold, the title holder and joint venture partner, has made an accrual in its financial statements for $500,000 for these taxes. The amount paid by the Company, if any, will be recorded at that time.

NATIONAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999, AND INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002

NATIONAL GOLD CORPORATION

Financial Statements
September 30, 2002
(unaudited)
and
December 31, 2001
December 31, 2000
December 31, 1999

DEVISSERGRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6
Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of National Gold Corporation

We have audited the consolidated balance sheets of National Gold Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit, cash flows and mineral property costs for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years then ended in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements as at and for the year ended December 31, 1999 were audited by other auditors who expressed an opinion without reservation on those statements in their report to the shareholders dated May 12, 2000.

/s/ "De Visser Gray"
CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 21, 2002

NATIONAL GOLD CORPORATION
Consolidated Balance Sheets
As at

	September 30, (unaudited) 2002 $	December 31, 2001 $	2000 $	1999 $
ASSETS				
Current Assets				
Cash	390,674	75,407	113,591	297,970
Amounts receivable (note 10 and 12)	150,808	32,543	13,018	4,006
Due from related parties (note 5)	94,768	-	-	-
Prepaid expenses	43,948	8,510	223	10,000
	680,198	116,460	126,832	311,976
Reclamation bond (note 4)	1,000	1,000	1,000	-
Capital assets (notes 3 and 8)	176,023	177,670	65,336	-
Mineral properties (note 4)	11,594,670	11,287,014	412,317	-
	12,451,891	11,582,144	605,485	311,976
LIABILITIES				
Current Liabilities				
Accounts payable (notes 10 and 12)	696,910	211,955	52,276	40,522
Current portion of lease payable (note 8)	-	10,537	10,537	-
Current portion of notes payable (note 4)	1,600,000	-	-	-
Due to related parties (note 5)	-	42,416	18,567	13,482
	2,296,910	264,908	81,380	54,004
Long term portion of lease obligation (note 8)	-	5,268	15,805	-
Long term notes payable (note 4)	7,500,000	10,250,000	-	-
Liability to issue shares (note 6(d))	171,824	259,500	-	-
	9,968,734	10,779,676	97,185	54,004
SHAREHOLDERS' EQUITY				
Share capital (note 6(a))	6,580,599	2,930,131	371,156	318,156
Special warrants (note 6(c))	64,450	74,950	823,350	188,000
Deficit	(4,161,892)	(2,202,613)	(686,206)	(248,184)
Continuing operations (note 1)	2,483,157	802,468	508,300	257,972
	12,451,891	11,582,144	605,485	311,976

Approved by the Board of Directors:

"James McDonald"   "Anthony Ker"

_____   _____

Director   Director

See notes to the consolidated financial statements

NATIONAL GOLD CORPORATION
Consolidated Statements of Operations and Deficit

	For the Nine Month Periods Ended September 30, (unaudited)		For the Years Ended December 31,		
	2002 $	2001 $	2001 $	2000 $	1999 $
Revenue					
Interest income	4,654	8,569	17,903	13,389	5,454
Expenses					
Accounting, audit and legal	236,532	59,652	226,583	89,050	37,383
Administration	-	173,101	-	-	20,250
Amortization	15,285	21,420	35,129	13,756	-
Automobile	110	-	4,630	-	-
Bank charges and interest	5,954	-	133,313	1,262	-
Consulting	41,684	75,403	112,051	78,549	134,531
Foreign exchange loss (gain)	3,235	(5,072)	(5,671)	-	-
General exploration	30,013	773	64,333	48,905	-
Investor relations	515,182	234,207	298,098	36,983	-
Office and miscellaneous	77,987	200,518	207,465	57,286	6,168
Rent	53,565	36,681	81,818	25,518	3,180
Telephone	12,418	11,528	11,618	5,575	-
Trust and filing	42,158	80,323	26,552	20,545	5,834
Travel and promotion	160,437	21,027	133,732	38,899	3,965
Utilities	2,485	-	3,378	-	-
Wages	349,120	102,968	201,281	35,083	-
Write-off of mineral property costs	417,768	-	-	-	-
	1,963,933	1,012,529	1,534,310	451,411	211,311
Net loss for the period/year	(1,959,279)	(1,003,960)	(1,516,407)	(438,022)	(205,857)
Deficit - beginning of period/year	(2,202,613)	(686,206)	(686,206)	(248,184)	(42,327)
Deficit - end of period/year	(4,161,892)	(1,690,166)	(2,202,613)	(686,206)	(248,184)
Loss per share (note 7)	$ (0.09)	$ (0.08)	$ (0.14)	$ (0.09)	$ (0.04)

See notes to the consolidated financial statements

NATIONAL GOLD CORPORATION
Consolidated Statements of Cash Flows

	For the Nine Month Periods Ended September 30, (unaudited)		For the Years Ended December 31,		
	2002 $	2001 $	2001 $	2000 $	1999 $
Cash Provided by (Used for):					
Operating Activities					
Net loss for the year	(1,959,279)	(1,003,960)	(1,516,407)	(438,022)	(205,857)
Adjustments for items not involving cash:					
Forgiveness of debt	(37,103)	-	-	-	-
Amortization	15,285	17,586	35,129	13,756	-
Write-off of mineral property interests	417,768	-	-	-	-
	(1,563,329)	(986,374)	(1,481,278)	(424,266)	(205,857)
Changes in non-cash working capital components:					
Loan payable	-	-	10,250,000	-	-
Accounts receivable	(118,265)	4,259	(19,525)	(9,012)	4,006
Prepaid expenses	(35,438)	223	(8,287)	9,777	10,000
Accounts payable	575,578	10,701,588	159,679	11,754	50,816
Due to related parties	(137,184)	103,703	23,849	5,085	-
	(1,278,638)	9,823,399	8,924,438	(406,662)	(141,035)
Investing Activities*					
Sale of marketable securities	-	-	-	-	(28,012)
Acquisition of capital assets	(13,638)	(143,900)	(147,463)	(42,660)	-
Mineral property exploration costs	(834,630)	(11,417,358	(450,271)	(317,909)	-
Mineral property acquisition costs	(488,398)	-	(10,493,326	(89,408)	-
Recovery of expenses	639,204	-	-	-	-
Purchase of reclamation Bond	-	-	-	(1,000)	-
	(697,462)	(11,561,258	(11,091,060	(450,977)	(28,012)
Financing Activities*					
Option payment received	-	-	100,000	-	-
Liability to issue shares	171,824	-	259,500	-	-
Lease payments	(15,805)	(7,903)	(10,537)	(10,090)	-
Loan payments	(1,150,000)	-	-	-	-
Proceeds from issuance of Special Warrants	-	823,350	1,451,100	653,350	188,000
Proceeds from issuance of share capital	3,285,348	876,553	328,375	30,000	25,000
	2,291,367	1,692,000	2,128,438	673,260	213,000
Net cash provided (used) during the period/year	315,267	(45,859)	(38,184)	(184,379)	43,953
Cash - beginning of period/year	75,407	113,591	113,591	297,970	254,017
Cash - end of period/year	390,674	67,732	75,407	113,591	297,970

*** Supplemental disclosure of non-cash investing and financing activities - note 11**

See notes to the consolidated financial statements

NATIONAL GOLD CORPORATION
Consolidated Schedule of Accumulated Mineral Property Costs

	Balance Expenditures December 31, 2000	Net Expenditures	Balance December 31, 2001	Expenditures (recoveries/ write-offs) during 2002	Balance September 30, 2002
				(unaudited)	*(unaudited)*
	$	$	$	$	$
MEXICO					
Salamandra Project					
Acquisition costs	54,408	10,382,326	10,436,734	155,493	10,592,227
Geological and geophysical	69,572	334,133	403,705	193,317	597,022
Camp, accommodation and travel	11,829	48,767	60,596	4,469	65,065
Engineering	27,610	23,861	51,471	115,489	166,960
Mapping and recording	5,909	31,760	37,669	-	37,669
Stakeholders costs	-	-	-	77,217	77,217
Other	12,485	-	12,485	46,025	58,510
	181,813	10,820,847	11,002,660	592,010	11,594,670
CANADA					
BRITISH COLUMBIA					
McNeil Property					
Acquisition costs	35,000	5,000	40,000	(40,000)	-
Geological and geophysical	49,425	437	49,862	(49,862)	-
Camp, accommodation and travel	5,034	1,148	6,182	(6,182)	-
Drilling	49,478	-	49,478	(49,478)	-
Mapping and recording	3,818	165	3,983	(3,983)	-
Other	11,935	-	11,935	(11,935)	-
	154,690	6,750	161,440	(161,440)	-
Zinger Property					
Acquisition costs	5,000	20,100	25,100	(25,100)	-
Geological and geophysical	46,361	591	46,952	(46,952)	-
Mapping and recording	11,450	2,377	13,827	(13,827)	-
Other	320	-	320	(320)	-
	63,131	23,068	86,199	(86,199)	-
Jacleg Property					
Acquisition costs	-	17,000	17,000	(17,000)	-
Geological and geophysical	10,340	4,462	14,802	(14,802)	-
Mapping and recording	2,343	2,570	4,913	(4,913)	-
	12,683	24,032	36,715	(36,715)	-
Total Mineral Property Costs	412,317	10,874,697	11,287,014	307,656	11,594,670

See notes to the consolidated financial statements

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2002 *(unaudited)* and
For the Years Ended December 31, 2001, 2000 and 1999 *(audited)*

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in Alberta and is involved in the acquisition and exploration of resource properties. At the date of these financial statements, the Company does not have any commercial mining operations on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to sell the properties or develop profitable mining operations, to finance its exploration and development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the properties.

As at September 30, 2002, the Company has a net working capital deficiency of $1,616,712 and a deficit of $4,161,892. Under the terms of a joint venture agreement, Alamos Minerals Ltd. ("Alamos"), a Canadian public corporation currently subject to a proposed amalgamation with the Company, is to pay $800,000 (December 31, 2001 - $1,375,000) of these liabilities. Refer to notes 4 and 12. In order to meet future resource expenditures and cover administrative costs, the Company will need to raise additional financing. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.

These financial statements have been prepared on a going concern basis which contemplates the Company's ongoing capacity to realize it assets and discharge its liabilities in the normal course of business. In the event that the Company is not able to obtain adequate funding, there is uncertainty as to whether the Company will be able to maintain or complete the acquisition of its mineral property interests. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

The company's current principal property is the Salamandra Project in Mexico, previously known as the Mulatos
Project.

Refer to note 11.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the Canadian parent company and its wholly-owned subsidiary.

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2002 *(unaudited)* and
For the Years Ended December 31, 2001, 2000 and 1999 *(audited)*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial Instruments

The Company's financial instruments consist of current assets and current liabilities. The fair values of the instruments approximate their carrying values due to their short-term natures. Financial risk is the risk arising from fluctuations in foreign currency exchange rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Mineral Properties

The acquisition costs of mineral properties and their related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes the cash consideration, advance royalties and the fair market value of shares issued, if any, on the acquisition of mineral properties. Properties acquired under option agreements whereby payments are made at the sole discretion of the Company are recorded in the accounts at such time as the payments are made. The recorded cost of mineral claims and deferred exploration costs represent costs incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its resource properties on a periodic basis and will recognize an impairment in value based upon current exploration or production results, if any, and upon management's assessment of the future probability of profitable revenues from the property or from sale of the property. Management's assessment of the property's estimated current fair market value is also based upon management's review of other property transactions that have occurred in the same geographic area as that of its properties.

Administrative costs are expensed as incurred.

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2002 *(unaudited)* and
For the Years Ended December 31, 2001, 2000 and 1999 *(audited)*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Foreign Currency Translation

The Company translates its accounts denominated in foreign currencies as follows: monetary assets and liabilities at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities at their applicable historical rates. Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization which is translated at historical rates.

Exchange gains and losses from the translation of foreign currencies are recognized in the period in which they occur.

Share Capital

Share capital issued for non-monetary consideration is recorded at the fair market value of the shares on the date the agreement to issue the shares was entered into as determined by the Board of Directors of the Company, based on the trading price of the shares on the TSX Venture Exchange.

The proceeds from shares issued under flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

Costs incurred to issue shares are deducted from share capital.

Stock Option Plan

The Company grants stock options in accordance with the policies of the TSX Venture Exchange and does not recognize any compensation expense in the financial statements when the options are granted. Pro-forma disclosure of the effect of recognizing compensation expense is disclosed in note 6(e). Consideration paid to the Company on the exercise of stock options is credited to share capital.

Capital Assets

Capital assets are recorded at cost and are amortized over their estimated economic useful lives on a declining balance basis at annual rates of 20% to 30%.

Leases that transfer substantially all the risks and benefits of ownership are recorded as capital leases. Equipment under capital leases is amortized on a declining basis at an annual rate of 30%.

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2002 *(unaudited)* and
For the Years Ended December 31, 2001, 2000 and 1999 *(audited)*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method under which future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and are measured using the substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance for the full amount of all potential tax assets.

The Company's accounting policy for future income taxes has no effect on the financial statements of any of the fiscal years presented.

3. CAPITAL ASSETS

	September 30, (unaudited)			December 31,				
	2002			2001			2000	1999
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $	Net Book Value $
Communication equipment	5,735	574	5,161	5,735	430	5,305	-	-
Field equipment	87,757	8,784	78,973	87,757	6,582	81,175	-	-
Vehicles	14,102	3,529	10,573	14,102	2,644	11,458	-	-
Machinery and equipment	19,659	1,966	17,693	19,659	2,062	17,597	-	-
Furniture and equipment	9,955	996	8,959	9,955	747	9,208	-	-
Computer software	5,721	5,502	219	5,721	5,478	243	2,704	-
Computer equipment*	97,849	43,404	54,445	84,210	31,526	52,684	62,632	-
	240,778	64,755	176,023	227,139	49,469	177,670	65,336	-

*   *This amount is inclusive of assets under a capital lease. Refer to note 8.*

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2002 *(unaudited)* and
For the Years Ended December 31, 2001, 2000 and 1999 *(audited)*

4. **MINERAL PROPERTIES**

The Company's mineral properties are located in Canada and Mexico and its interest in these mineral properties is maintained under agreements with the titleholders. The Company is satisfied that evidence of title to each of its mineral properties is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on these properties.

MEXICO
STATE OF SONORA
Salamandra Project

The Company acquired a 100% interest in this project, which comprises approximately 15,000 hectares, in consideration for the payment of $11,154,011 in acquisition costs and assigned expenses, payable as follows: the payment of $250,000 cash (paid); the assumption of non-interest bearing promissory notes aggregating $2,750,000 due sixty days after the price of gold has averaged U.S. $300 per ounce for nine months or December 31, 2008; the assumption of a non-interest bearing debenture for $7,500,000 maturing on the earlier of ninety days after the price of gold has averaged U.S. $325 per ounce for nine months or December 31, 2010; and the assumption and payment of U.S. $420,000 in liabilities (paid).

The Company has classified the $2,750,000 in promissory notes as a current liability, as the price of gold has averaged greater than $300 per oz. since the signing of the acquisition agreement. The Company paid $1,000,000 of this note during the period ended September 30, 2002 ($500,000 paid by Alamos) and of the balance of $1,750,000 which was due on October 7, 2002, $150,000 was paid prior to September 30, 2002 and the remainder was paid subsequent to that date. Alamos is to pay one-half of all amounts under the terms of the joint venture between the two companies. Refer to note 12.

The Company is also required to make payments on the outstanding notes and liabilities on the basis of $5 to $15 of debt, varying with the price of gold in excess of $275 per ounce, for each ounce of gold produced.

The property is burdened with a sliding scale net smelter royalty ("NSR") on the first 2,000,000 ounces of production. The royalty commences at 1% NSR when the price of gold reaches or exceeds U.S. $300 per ounce and rises to 5% NSR when the price of gold exceeds U.S. $400 per ounce. Sliding scale minimum quarterly advance royalty payments of $25,500 are due when the price of gold is U.S. $275 per ounce, rising to $150,000 per quarter when the price of gold exceeds U.S. $375 per ounce.

During the year, the Company entered into an agreement with Alamos whereby Alamos can earn a 50% interest in the property by spending $2.375 million on acquisition and exploration expenditures ($640,012 expended to September 30, 2002), the payment of 50% of all the obligations due by the Company under the Company's original Asset Purchase Agreement, and payment to the Company of $2,000,000 within 48 months of Alamos becoming the Registered Operator of the properties in Mexico.

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2002 *(unaudited)* and
For the Years Ended December 31, 2001, 2000 and 1999 *(audited)*

4. **MINERAL PROPERTIES (continued)**

CANADA
BRITISH COLUMBIA
Mc Neil Creek Property

The Company has an option to acquire a 50% interest in 68 mineral claims by the payment of $30,000 (paid) the issuance of 100,000 common shares (50,000 issued), and the completion of $1,000,000 in exploration expenditures. The Company has paid $1,000 for a reclamation bond on this property. At September 30, 2002, the Company has written-off its interest in this property. Refer to note 5.

Zinger Property

The Company has agreements to acquire a 100% interest in 22 mineral claims by issuing 500,000 common shares (50,000 shares issued), incurring $750,000 in exploration costs prior to November 30, 2005, making a cash payment of $1,000 (paid) and issuing an additional 40,000 common shares (10,000 shares issued) prior to September 29, 2003. At September 30, 2002, the Company has written-off its interest in this property.

Jacleg/Tac Property

The Company has an agreement to acquire a 100% interest in 36 mineral claims by making a $10,000 cash payment (paid), issuing 225,000 common shares (45,000 issued) and incurring $750,000 in exploration costs prior to November 30, 2005. At September 30, 2002, the Company has written-off its interest in this property.

5. **RELATED PARTY TRANSACTIONS**

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The unpaid year end balances referred to below are payable on demand and have arisen from the provision of the services described.

Related parties were paid an aggregate of $347,562 at September 30, 2002 (December 31, 2001 - $385,892; 2000 - $242,849) for mineral property and administration costs and owe the Company $94,768 at September 30, 2002 for advances of certain expenses and wages (were owed at December 31, 2001 - $42,416; 2000 - $18,567).

Subsequent to the September 30, 2002, transactions with related parties reduced the related party indebtedness to the Company to $4,000.

A director of the Company is also the president of the private company that is the title holder to the McNeil property. Refer also to note 12.

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2002 *(unaudited)* and
For the Years Ended December 31, 2001, 2000 and 1999 *(audited)*

4. MINERAL PROPERTIES

6. SHARE CAPITAL

a) Authorized share capital consists of:

i. Unlimited number of common voting shares without nominal or par value
ii. Unlimited number of first preferred shares
iii. Unlimited number of second preferred shares

Common Shares	September 30, 2002 *(unaudited)*		December 31, 2001	
	Number of shares	Amount	Number of shares	Amount
		$		$
Issued - Beginning of period/year	17,578,983	2,930,131	5,235,000	371,156
Warrants	577,500	149,875	696,250	223,375
Bonus shares	150,000	67,500	-	-
Private placements	6,995,832	2,032,310	-	-
Short form offering	3,333,333	*1,275,433	-	-
Special Warrants	35,000	10,500	11,017,733	2,199,500
Exercise of stock options	100,000	20,000	525,000	105,000
Shares for services	188,000	53,250	-	-
Shares issued for mineral property	135,000	41,600	105,000	31,100
Issued - End of period/year	29,093,648	6,580,599	17,578,983	2,930,131

	December 31, 2000		December 31, 1999	
	Number of shares	Amount	Number of shares	Amount
Issued - Beginning of period/year	4,850,000	318,156	4,600,000	293,156
Special Warrants	60,000	18,000	-	-
Exercise of stock options	300,000	30,000	250,000	25,000
Shares issued for mineral property	25,000	5,000	-	-
	5,235,000	371,156	4,850,000	318,156

* net of share costs of $224,567

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2002 *(unaudited)* and
For the Years Ended December 31, 2001, 2000 and 1999 *(audited)*

6. **SHARE CAPITAL** *(continued)*

b) Summary of stock options and warrants outstanding at September 30, 2002 *(unaudited)*:

Type of Issue	Number	Exercise	Expiry Date
		$	
Stock options	100,000	0.20	February 23, 2005
	300,000	0.45	September 6, 2005
	100,000	0.27	October 2, 2005
	150,000	0.30	February 17, 2006
	100,000	0.20	February 23, 2006
	587,500	0.19	April 25, 2006
	400,000	0.19	April 26, 2006
	300,000	0.50	June 20, 2006
	290,000	0.30	February 18, 2007
	75,000	0.30	March 4, 2007
	200,000	0.30	April 1, 2007
	105,000	0.51	May 31, 2007
	75,000	0.51	June 21, 2007
	60,000	0.45	September 6, 2007
	2,842,500		
Warrants	291,334	0.45	December 7, 2002
	1,666,667	0.55	June 21,2003
	500,000	0.55	June 6, 2003
	1,360,000	0.35	September 21, 2003
	500,000	0.35	November 1, 2003
	800,000	0.40/0.60	February 28, 2003/2004
	2,182,000	0.40	April 16, 2004
	741,500	0.40/0.60	April 16, 2003/2004
	1,000,000	0.25/0.35	April 29, 2003/2004
	500,000	0.40	May 7, 2004
	1,726,083	0.55/0.65	September 5, 2003/2004
	11,267,584		
Special Warrants	214,832	0.30	N/A

Option activity for the preceding nine month period is as follows:

	September 30, (unaudited)		December 31,					
	2002		2001		2000		1999	
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
Fixed options								
Balance at beginning of year	1,582,000	0.22	1,175,000	0.22	300,000	0.10	550,000	0.10
Granted	1,655,000	0.39	1,262,000	0.19	1,175,000	0.22	-	-
Expired/Cancelled	(294,500)	0.23	(330,000)	0.20	-	-	-	-
Exercised	(100,000)	0.20	(525,000)	0.20	(300,000)	0.10	(250,000)	0.10
Outstanding and exercisable	2,842,500	0.32	1,582,000	0.22	1,175,000	0.22	300,000	0.10

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2002 *(unaudited)* and
For the Years Ended December 31, 2001, 2000 and 1999 *(audited)*

6. **SHARE CAPITAL** *(continued)*

c) **Special Warrants**

During the year ended December 31, 2001, the Company received $1,451,100 for the issue of 7,724,400 Special Warrants. Each Special Warrant converts after one year into a unit consisting of one common share and one-half of a share purchase warrant, of which each whole warrant entitles the holder to purchase one additional share at prices ranging from $0.25 to $0.35 per warrant. During the December 31, 2001 year end, the Special Warrants issued were converted to units.

During the year ended December 31, 2000, the Company received $648,350 for the issue of 2,831,165 Special Warrants. During the nine month period ended September 30, 2002, 35,000 Special Warrants (December 31, 2001 - 2,521,133) which had originally been issued at prices ranging from $0.20 - $0.30 each, were converted to units comprising of one share and one share purchase warrant exercisable at prices ranging from $0.30 - $0.45 per share, leaving a remaining balance of 214,832 Special Warrants issued for $64,450 (December 31, 2001 - 249,832 Special Warrants issued for $74,950).

During the year ended December 31, 1999, the Company issued 772,000 flow-through Special Warrants at $0.25 per Special Warrant. Each Special Warrant was to be convertible after one year into a unit consisting of one common share and one-half of a share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $0.25 per share. During the December 31, 2001 year end, the Company converted all flow-through Special Warrants to units.

d) **Liability to Issue Shares**

Funds received for private placements which are completed subsequent to the balance sheet are classified as long-term liabilities and are subsequently recorded in share capital when the shares are issued.

e) **Stock-Based Compensation**

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants in respect to accounting for stock-based compensation. Accordingly, compensation expense on stock options granted to directors and employees is determined using the fair value method, and the Company has elected to disclose this amount as pro-forma information only.

The fair value of stock options determined in the calculation of compensation expense is estimated using the Black-Scholes Option Pricing Model, with the following assumptions:

Risk-fee interest rate	5%
Expected dividend yield	-
Expected stock price volatility	48%
Expected option life in years	5

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2002 *(unaudited)* and
For the Years Ended December 31, 2001, 2000 and 1999 *(audited)*

6. **SHARE CAPITAL** *(continued)*

Assuming the Company had accounted for the stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the period ended September 30, 2002 is as follows:

> Net loss for the period:
> Reported $(1,959,279)
> Pro forma $(2,344,356)
> Basic and diluted loss per share:
> Reported $(0.09)
> Pro forma $(0.11)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

7. **LOSS PER SHARE**

Loss per share is calculated using the weighted average number of common shares outstanding during the period/year.   Diluted loss per share has not been disclosed as it is anti-dilutive.

8. **LEASE OBLIGATION**

Schedule of future minimum lease payments due for computer hardware.

	December 31,	
	2001	2000
	$	$
Year ending December 31, 2001	-	10,537
Year ending December 31, 2002	10,537	10,537
Year ending December 31, 2003	5,268	5,268
Balance of lease obligation	15,805	26,342
Current portion	10,537	10,537
Long term portion	5,268	15,805
	15,805	26,342

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2002 *(unaudited)* and
For the Years Ended December 31, 2001, 2000 and 1999 *(audited)*

9. **INCOME TAXES**

The Company has unclaimed resource deductions of $156,223 at September 30, 2002 (2000 - $121,472), which can be applied, subject to certain restrictions, against future taxable income. The Company also has non-capital loss carryforwards totalling $1,730,000 (2000 - $640,000), which expire from 2002 to 2008 and which can be applied against future taxable income. The potential future tax benefits related to these available deductions have not been recognized in the financial statements as their ultimate realization cannot be considered likely.

10. **CONTINGENT LIABILITIES**

Claims have been made against the Company by two individuals one of whom was a director and senior officer and the other an officer. The former is demanding US $150,000 and the vesting of 600,000 stock options and the latter approximately $161,000. The Company denies it has any liability to either individuals and accordingly has not accrued any amount for the claims. Should any amount ultimately be paid they will be recorded in the accounts at the time of payment.

The Company has accrued a liability of CDN $500,000 for mineral property taxes in Mexico. The final liability hasnot been assessed, however, management does not expect the assessed amount to exceed CDN $500,000. The difference between the assessed taxes and actual paid will be recorded at the time of payment.

11. **SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES**

During the nine months ended September 30, 2002, the Company issued 135,000 common shares for $41,600 under the terms of a mineral property agreement, issued 188,000 common shares for $53,250 for services provided and Special Warrants were converted into 36,000 common shares for which proceeds of $10,500 had been received previously.

During the fiscal year ended December 31, 2001, the Company issued 105,000 (2000 - 25,000) of its common shares for $31,100 (2000 - $5,000) under the terms of a mineral property acquisition agreement, and Special Warrants were converted into 3,293,333 (2000 - 60,000) common shares; the $748,400 in proceeds applicable to these Special Warrants had been received in 2000.

During the year ended December 31 2000, the Company acquired assets under a capital lease at an original cost of $36,432.

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2002 *(unaudited)* and
For the Years Ended December 31, 2001, 2000 and 1999 *(audited)*

12. SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following events occurred subsequent to September 30, 2002:

*- The Company issued 445,000 units at $0.45 per unit, with each unit consisting of one common share and a two year share purchase warrant. Each warrant is exercisable to acquire an additional common share at $0.55 within one year and at $0.65 in the second year.

*- The Company converted 48,166 Special Warrants, previously issued at $0.30 each, into units consisting of a common share and share purchase warrant.

*- The Company issued 615,000 common shares at prices varying from $0.15 to $0.20 per share upon the exercise of stock options and issued 237,500 and 63,000 common shares at $0.25 and $0.35 per share, respectively, upon the exercise of share purchase warrants.

*- The Company received a Cdn$675,000 loan from Alamos by way of a one-year convertible note ("the Note") with interest payable at 1% per month. The Note can be converted at any time into common shares of the Company at a conversion price of $0.29 per share, and is redeemable at the Company's option on 30 days notice. The purpose of the loan was to meet the terms called for in the agreement wherein the Company is purchasing the Salamandra property in Mexico. Alamos has the right to appoint three directors to the board of the Company upon conversion of the loan into shares. Refer to note 4.

*- The Company and Alamos have paid the balance of the Cdn$1,600,000 owing under the $2,750,000 of promissory notes.

*- The Company and Alamos have agreed that Alamos has completed the property development expenditure obligations and the Pre-Participation Program described in their Joint Venture Agreement. Under the terms of the Joint Venture Agreement, Alamos is earning a 50% interest in the Salamandra Property.

*- The Company and Alamos have entered into an Amalgamation Agreement, whereby subject to regulatory and shareholder consent, the Companies will amalgamate to form a new Company under the name "Alamos Gold Inc." ("Amalco") with Alamos shareholders receiving one Amalco share in exchange for each two Alamos shares held and shareholders of the Company receiving one Amalco share for each 2.352 shares of the Company held.

*- The Company has accrued $87,500 as a liability under a finder's fee agreement, which agreement received regulatory consent subsequent to the statement date, and which requires the Company to pay $20,000 and issue 150,000 units of the Company's shares, each unit comprising of one share and one share purchase warrant exercisable at $0.45 per share. The amount payable on the exercise of the warrant is to be paid on behalf of the finder by the Company. The $67,500 balance of the aggregate consideration of $155,000 will be recorded by the Company in subsequent periods.

APPENDIX H
SECTION 207 OF THE *COMPANY ACT* (BRITISH COLUMBIA)

(1)   If,

    (a)   being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent,

    (b)   the resolution referred to in paragraph (a) is passed, and

    (c)   the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

the company or the liquidator must first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of dissenting members under this section.

(2)   On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to require the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

(3)   The dissenting member must exercise the right given by subsection (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

    (a)   a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2), and

    (b)   the share certificates representing all of those shares,

and, on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

(4)   A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, and the court may

    (a)   require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given,

    (b)   set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors,

    (c)   join in the application any other dissenting member who has complied with subsection (3), and

    (d)   make consequential orders and give directions it considers appropriate.

(5)   The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution referred to in subsection (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

(6)   The amalgamation or winding up of the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), does not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

(7)   Every dissenting member who has complied with subsection (3)

    (a)   may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section,

(b)	may not withdraw the requirement to purchase the shares, unless the company consents, and

(c)	until the dissenting member is paid in full, may exercise and assert all the rights of a creditor of the company.

(8)	If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court, without prejudice to any acts or proceedings that the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

(9)	The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent, but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

(10)	A notice of dissent ceases to be effective if the dissenting member consents to or votes in favour of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.



BD&C

BEHRE DOLBEAR & COMPANY LTD.
founded 1911 MINERALS INDUSTRY CONSULTANTS

December 20, 2002

CONSENT OF PROFESSIONAL

British Columbia Securities Commission
2nd Floor, 865 Hornby Street
Vancouver, British Columbia
V6Z 2H4

Alberta Securities Commission
20th Floor, 10025 Jasper Avenue
Edmonton, Alberta
T5J 3Z5

Ontario Securities Commission
Box 55
1800 - 20 Queen Street West
Toronto, Ontario
M5H 3S8

TSX Venture Exchange
2700 - 650 West Georgia Street
Vancouver, BC
V6B 4N9

In connection with the Joint Information Circular (the "Circular") to be dated on or about December 20, 2002 of Alamos Minerals Ltd. ("Alamos") and National Gold Corporation ("National") with respect to the proposed amalgamation between Alamos and National, the undersigned hereby states that we:

1. are the authors of the qualifying reports dated January 26, 2001 and June 25, 2002 pertaining to the Salamandra Property (the "Reports"), which are referred to in the Circular;

2. have read the Circular and have no reason to believe that there are any misrepresentations in the information contained in the Circular that is derived from the Reports or that is within our knowledge as a result of the services we performed in connection with the preparation of the Reports; and

3. hereby consent to the use of the name "Behre Dolbear & Company Ltd." in the Circular and to use of and references to the Reports in the said Circular.

Yours very truly,

Behre Dolbear and Company, Ltd.

James A. Currie
Vice President

600-890 West Pender Street Vancouver, British Columbia V6C 1J9 CANADA 604.646.4666 fax 604.687.1327 e-mail vancouver@dolbear.com

DENVER   GUADALAJARA   LONDON   NEW YORK   SANTIAGO   SYDNEY   TORONTO   VANCOUVER

J. Peter Davies, Minerals Consultant

30479 Morning View Drive,   Phone: 310-457-6087
Malibu, California, 90265.   Fax: 310-457-7223
                                                   E-Mail: jpdavies31@aol.com

December 12th., 2002.

CONSENT OF PROFESSIONAL

British Columbia Securities Commission   Alberta Securities Commission,
2nd. Floor, 865 Hornby Street,   20th. Floor, 10025 Jasper Avenue,
Vancouver, British Columbia   Edmonton, Alberta
V6Z 2H4.   T5J 3Z5.

Ontario Securities Commission,   TSX Venture Exchange,
Box 55,   2700-650 West Georgia Street,
1800-20 Queen Street,   Vancouver, British Columbia,
Toronto, Ontario   V6B 4N9.
M5H 3S8.

In connection with the Joint Information Circular (the "Circular") to be dated on or about
Decemebr 20, 2002 of Alamos Minerals Ltd. ("Alamos") and National Gold Corporation
("National") with respect to the proposed amalgamation between Alamos and National,
the undersigned states that he:

1.   is the author of the report dated June 12, 1997, pertaining to the La Fortuna
       Project in Durango, Mexico (the "Report"), which is referred to in the Circular,

2.   has read the circular and has no reason to believe that there are any
       misrepresentations in the information contained in the Circular that is derived from
       the Report or that is within his knowledge as a result of the services he performed
       in connection with the preparation of the Report, and

3.   hereby consents to the use of the name J. Peter Davies in the Circular and to use of
       and references to the Report in the said Circular.

Yours very truly,



J. Peter Davies

(PINCOCK ALLEN & HOLT LOGO)

A Division of Hart Crowser
274 Union Boulevard, Suite 200
Lakewood, Colorado 80228-1835
Fax 303.987.8907
Tel 303.986.6950

December 18, 2002

CONSENT OF PROFESSIONAL

British Columbia Securities Commission Alberta Securities Commission
2nd Floor, 865 Hornby Street 20th Floor, 10025 Jasper Avenue
Vancouver, British Columbia Edmonton, Alberta
V6Z 2H4 T5J 3Z5

Ontario Securities Commission TSX Venture Exchange
Box 55 2700 – 650 West Georgia Street
1800 – 20 Queen Street West Vancouver, British Columbia
Toronto, Ontario V6B 4N9
M5H 3S8

In connection with the Joint Information Circular (the "Circular") to be dated on or about December 20, 2002 of Alamos Minerals Ltd. ("Alamos") and National Gold Corporation ("National") with respect to the proposed amalgamation between Alamos and National, the undersigned hereby states that we:

1. are the authors of the preliminary assessment and scooping study for the Estrella Development Alternative for the Mulatos Deposit dated September 10, 2002, pertaining to the Salamandra Property (the "Report"), which is referred to in the Circular;

2. have read the Circular and have no reason to believe that there are any misrepresentations in the information contained in the Circular that is derived from the Report or that is within our knowledge as a result of the services we performed in connection with the preparation of the Report; and

3. hereby consent to the use of the name "Pincock, Allen & Holt" in the Circular and the use of and references to the Report in the said Circular.

Sincerely,

PINCOCK ALLEN & HOLT

RAJA P. UPADHYAY
President

Denver
Jersey City
Lima
Santiago
Seattle
Vancouver, B.C.

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor
Vancouver, B.C. V6C 3B8
Telephone: (604) 689-9853
Fax: (604) 689-8144

December 27, 2002

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

RE: ALAMOS MINERALS LTD
MAILING ON DECEMBER 27, 2002

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all of the registered members of the Company and to intermediaries in accordance with National Instrument 54-101:

. Notice of Meeting
. Information Circular
. Proxy

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

''Yasmin Juma''

Yasmin Juma
YJ/jo

cc: Alberta Securities Commission   cc: Alamos Minerals Ltd
cc: TSX Venture Exchange   cc: Gowling Lafleur Henderson LLP
cc: Ontario Securities Commission   cc: De Visser Gray

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor
Vancouver, B.C. V6C 3B8
Telephone: (604) 689-9853
Fax: (604) 689-8144

December 27, 2002

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

RE: ALAMOS MINERALS LTD
MAILING ON DECEMBER 27, 2002

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all of the warrant holders:

. Notice of Meeting
. Information Circular

Yours truly,

PACIFIC CORPORATE TRUST COMPANY
'
'Yasmin Juma''

Yasmin Juma
YJ/jl

cc: Alberta Securities Commission   cc: Alamos Minerals Ltd
cc: Ontario Securities Commission   cc: Gowling Lafleur Henderson LLP
cc: TSX Venture Exchange   cc: De Visser Gray

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS MINERALS LTD
(Registrant)

March 19, 2003

Date

By: /s/ Nerio Cervantes, Director and Corporate Secretary